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Exhibit 99.2

This document comprises a prospectus (the "Prospectus") relating to the New Aviva Shares and has been prepared in accordance with the Prospectus Rules of the Financial Conduct Authority (the "FCA") made under section 73A of the Financial Services and Markets Act 2000 (as amended) ("FSMA"). The Prospectus has been filed with the FCA and has been made available to the public in accordance with the Prospectus Rules.

The Directors of Aviva plc ("Aviva" or the "Company") and the Proposed Directors, whose names appear on page 57 of this Prospectus, and the Company accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Company, the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and contains no omission likely to affect its import.

Investors are advised to examine all the risks that might be relevant in connection with the value of an investment in the New Aviva Shares. Investors should read the entire document and, in particular, Part II ("Risk Factors") for a discussion of certain factors that should be considered in connection with an investment in the Company, the Enlarged Aviva Group, the Ordinary Shares and the New Aviva Shares.

AVIVA PLC

(Incorporated under the Companies Act 1985 and registered in England and Wales with registered number 2468686)

Proposed issue of up to 1,105,000,000 new ordinary shares of 25 pence each to be issued by the Company in connection with the proposed recommended all-share offer by the Company for the entire issued and to be issued ordinary share capital of Friends Life Group Limited to be implemented by way of scheme of arrangement under Part VIII of the Guernsey Company Law

and

Application for admission of the New Aviva Shares to the premium listing segment of the Official List and to trading on the London Stock Exchange's main market for listed securities

Joint Sponsors

J.P. Morgan Cazenove	Morgan Stanley

The existing Ordinary Shares are currently listed on the premium listing segment of the Official List and traded on the London Stock Exchange's main market for listed securities. Applications will be made to the FCA for the New Aviva Shares to be issued in connection with the Proposed Acquisition to be admitted to the premium listing segment of the Official List and to the London Stock Exchange for the New Aviva Shares to be admitted to trading on its main market for listed securities. It is expected that Admission will become effective and that dealings in the New Aviva Shares will commence at 8.00 a.m. on the business day following the completion of the Proposed Acquisition which, subject to the satisfaction or waiver (if capable of waiver) of certain Conditions (other than those Conditions which relate to Admission), is expected to occur on 13 April 2015. The New Aviva Shares will, when issued, rank pari passu in all respects with the existing Ordinary Shares. No application will be made for the New Aviva Shares to be admitted to listing or dealt with on any other exchange, except as may be required from time to time in connection with ADSs listed on the New York Stock Exchange. The New Aviva Shares will not be admitted to trading on any stock exchange other than the London Stock Exchange, and, upon the deposit as permitted under applicable U.S. securities laws of New Aviva Shares by a holder at their discretion with Citibank, N.A., Aviva's U.S. depositary bank, in the form of ADSs on the New York Stock Exchange.

Investors should only rely on the information contained in this document and the documents (or parts thereof) incorporated herein by reference. No person has been authorised to give any information or make any representations other than those contained in this document and the documents (or parts thereof) incorporated by reference herein and, if given or made, such information or representation must not be relied upon as having been so authorised by the Company, the Directors, the Proposed Directors or the Banks. In particular, the contents of the Company's and Friends Life's websites do not form part of this document and investors should not rely on them.

Without prejudice to any legal or regulatory obligation on the Company to publish a supplementary prospectus pursuant to section 87G of FSMA and Prospectus Rule 3.4, neither the delivery of this document nor Admission shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Aviva Group or the Enlarged Aviva Group taken as a whole since the date of this document or that the information in it is correct as of any time after the date of this document. The Company will comply with its obligation to publish a supplementary prospectus containing further updated information if so required by law or by any regulatory authority but assumes no further obligation to publish additional information.

J.P. Morgan Limited, which is authorised and regulated by the FCA, is acting as joint sponsor and joint financial adviser, and J.P. Morgan Securities plc, which is authorised by the PRA and regulated by the FCA and the PRA, is acting as corporate broker, to Aviva and no one else in connection with the Proposed Acquisition or the contents of this document and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in connection with the the Proposed Acquisition, the contents of this Prospectus or any matter referred to in this Prospectus.

Morgan Stanley, which is authorised and regulated by the FCA, is acting as joint sponsor, joint financial adviser and joint corporate broker to Aviva and no one else in connection with the Proposed Acquisition or the contents of this Prospectus and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in connection with the contents of this Prospectus or any matter referred to in this Prospectus.

Robey Warshaw LLP, which is authorised and regulated by the FCA, is acting as joint financial adviser to Aviva and no one else in connection with the Proposed Acquisition or the contents of this Prospectus and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in connection with the contents of this Prospectus or any matter referred to in this Prospectus.

The Banks and any of their respective affiliates may have engaged in transactions with, and provided various investment banking, financial advisory and other services for, the Aviva Shareholders and the Company for which they would have received customary fees.

Apart from the responsibilities and liabilities, if any, which may be imposed on any of the Banks by FSMA or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where the exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, none of the Banks accepts any responsibility whatsoever for, or makes any representation or warranty, express or implied, as to the contents of this document or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company, the New Aviva Shares or the Proposed Acquisition and nothing in this Prospectus will be relied upon as a promise or representation in this respect, whether or not to the past or future. Each of the Banks accordingly disclaims all and any responsibility or liability, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this Prospectus or any such statement.

Recipients of this Prospectus are authorised solely to use it for the purpose of considering the terms of the Proposed Acquisition and may not reproduce or distribute this Prospectus, in whole or in part, and may not disclose any of the contents of this Prospectus or use any information herein for any purpose other than considering the terms of the Proposed Acquisition or an investment in the New Aviva Shares. Such recipients of this Prospectus agree to the foregoing by accepting delivery of this Prospectus.

Prior to making any decision as to whether to accept the terms of the Proposed Acquisition and acquire the New Aviva Shares, the Friends Life Shareholders, as prospective investors in the Company, should read this Prospectus in its entirety, together with the Scheme Document. In making an investment decision, each investor must rely on their own examination, analysis and enquiry of the Company and the terms of the Proposed Acquisition, including the merits and risks involved.

i

The investors also acknowledge that: (i) they have not relied on the Banks or any person affiliated with the Banks in connection with any investigation of the accuracy of any information contained in this Prospectus or their investment decision; and (ii) they have relied only on the information contained in this document and the documents (or parts thereof) incorporated herein by reference. No person has been authorised to give any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied on as having been so authorised.

Persons who come into possession of this document should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the distribution of this document and the Proposed Acquisition. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

THE CONTENTS OF THIS DOCUMENT ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN SOLICITOR, INDEPENDENT FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, FINANCIAL OR TAX ADVICE.

NONE OF THE COMPANY, THE BANKS OR ANY OF THEIR RESPECTIVE REPRESENTATIVES IS MAKING ANY REPRESENTATION TO ANY PROSPECTIVE INVESTOR OF THE NEW AVIVA SHARES REGARDING THE LEGALITY OF AN INVESTMENT IN THE NEW AVIVA SHARES BY SUCH PROSPECTIVE INVESTOR UNDER THE LAWS APPLICABLE TO SUCH PROSPECTIVE INVESTOR.

THIS PROSPECTUS DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO SELL OR ISSUE, OR ANY SOLICITATION OF ANY OFFER TO PURCHASE OR SUBSCRIBE FOR, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER OR INVITATION TO SELL OR ISSUE, OR ANY SOLICITATION OF ANY OFFER TO PURCHASE OR SUBSCRIBE FOR, SUCH SECURITIES BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

Notice to overseas shareholders

The release, publication or distribution of this Prospectus and the issue of the New Aviva Shares pursuant to the Proposed Acquisition in certain jurisdictions may be restricted by law. No action has been or will be taken to permit the possession, issue or distribution of this Prospectus (or any other offering or publicity materials or application form(s) relating to the New Aviva Shares) in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, neither this Prospectus nor any advertisement nor any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Proposed Acquisition disclaim any responsibility or liability for the violation of such requirements by any person.

The Proposed Acquisition is not being, and will not be, made available, directly or indirectly, in or into or by the use of the mails of, or by any other means or instrumentality of interstate or foreign commerce of, or by any facility of a national state or other securities exchange of any Restricted Jurisdiction, and no person may vote in respect of the Proposed Acquisition by any such use, means, instrumentality or facility or from within any Restricted Jurisdiction.

Accordingly, copies of this Prospectus and all documents relating to the Proposed Acquisition are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this document (including, without limitation, agents, nominees, custodians and trustees) must not distribute, send or mail it in, into or from such jurisdiction. Any person (including, without limitation, any agent, nominee, custodian or trustee) who has a contractual or legal obligation, or may otherwise intend, to forward this document and/or any other related document to a jurisdiction outside the United Kingdom or the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of such jurisdiction.

Notice to U.S. holders of Friends Life Shares

This document does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States. The New Aviva Shares have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state or other jurisdiction of the United States. The New Aviva Shares may not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the U.S. Securities Act or an exemption therefrom.

None of the securities referred to in this document have been approved or disapproved by SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.

The New Aviva Shares are expected to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Friends Life Shareholders (whether or not U.S. persons (as defined in the U.S. Securities Act)) who are or will be affiliates of Aviva or Friends Life prior to, or of Aviva after, the Proposed Acquisition becomes Effective will be subject to certain U.S. transfer restrictions relating to the New Aviva Shares received pursuant to the Proposed Acquisition. The Proposed Acquisition relates to the securities of a Guernsey-registered company with a listing on the London Stock Exchange and is proposed to be effected by means of a scheme of arrangement under the laws of Guernsey. A transaction effected by means of a scheme of arrangement is not subject to proxy solicitation or tender offer rules under the U.S. Exchange Act. The Proposed Acquisition is subject to UK disclosure requirements, which are different from certain United States disclosure requirements. The financial information included in this document has been or will be prepared in accordance with accounting standards applicable in the United Kingdom and may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. However, if Aviva were to elect to implement the Proposed Acquisition by means of a takeover offer, such takeover offer will be made in compliance with all applicable laws and regulations, including Section 14(e) of the U.S. Exchange Act and Regulation 14E thereunder. Such a takeover offer would be made in the United States by Aviva and no one else. In addition to any such takeover offer, Aviva, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Friends Life outside such takeover offer during the period in which such takeover offer would remain open for acceptance. If such purchases or arrangements to purchase were to be made they would be made outside the United States and would comply with applicable law, including the U.S. Exchange Act. Any information about such purchases will be disclosed as required in Guernsey, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website: www.londonstockexchange.com.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER THIS CHAPTER WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Notice on enforceability of judgments

Aviva is organised under the laws of England. Friends Life is organised under the laws of Guernsey. A majority of the officers and directors of Aviva and all the officers and directors of Friends Life are residents of countries other than the United States. The significant majority of the assets of Aviva and Friends Life are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon Aviva, Friends Life, or any of their respective officers or directors, or to enforce outside the United States judgements obtained against Aviva, Friends Life, or any of their respective officers or directors in U.S. courts, including, without limitation, judgements based upon the civil liability provisions of the U.S. federal securities laws or the laws of any state or territory within the United States. It may not be possible to sue Aviva or Friends Life or their respective officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel Aviva, Friends Life and their respective affiliates to subject themselves to the jurisdiction and judgment of a U.S. court.

The date of this Prospectus is 19 January 2015.

1

PART I

SUMMARY INFORMATION

Summaries are made up of disclosure requirements known as "Elements". These Elements are numbered in Sections Section A to Section E (A.1 to E.7).

This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.

Even though an Element may be required to be inserted in the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the Element. In this case, a short description of the Element is included in the summary with the mention of "not applicable".

SECTION A—INTRODUCTION AND WARNINGS
Element	Disclosure Requirement	Disclosure
A.1	Warning to investors	This summary should be read as an introduction to this Prospectus. Any decision to invest in the New Aviva Shares should be based on consideration of this Prospectus as a whole by the investor. Where a claim relating to the information in this Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the Member States, have to bear the costs of translating this Prospectus before the legal proceedings are initiated. Civil liability attaches to the Directors, the Proposed Directors and the Company, who are responsible for this summary including any translation thereof, but only if it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus or it does not provide, when read together with the other parts of this Prospectus, key information in order to aid investors when considering whether to invest in the New Aviva Shares.
A.2	Subsequent resale or final placement of securities by financial intermediaries	Not applicable: The Company is not engaging any financial intermediaries for subsequent resale or final placement of the New Aviva Shares after publication of this document.

SECTION B—COMPANY
Element	Disclosure Requirement	Disclosure
B.1	Legal and commercial name	The legal and commercial name of the Company is Aviva plc.
B.2	Domicile, legal form and country of incorporation of the Company
The Company is domiciled in the United Kingdom, is a public limited company, incorporated on 9 February 1990 with registered number 2468686 and with its registered office situated in England and Wales. The Company operates under the Companies Act.
B.3	Current operations and principal activities
Aviva is a life, general insurance and asset management business and is the largest general insurer[1] and a leading life insurer in the United Kingdom. The Company has businesses in selected international markets and has been in the insurance business for 318 years. Aviva has approximately 31 million customers and 27,700 employees.[2]

Datamonitor analysis of market share based on 2012 gross written premiums.

2
In continuing operations, as at 31 December 2013.

SECTION B—COMPANY
Element	Disclosure Requirement	Disclosure
Aviva provides a wide range of general insurance and health insurance products including motor and home insurance. The Company offers pensions, annuities, life insurance and savings products and its products are sold to individuals and businesses. Aviva sells products directly to customers and through partners and third parties such as banks and financial advisers.

Aviva's customers pay insurance premiums which the Company uses to pay claims. The Company's scale enables it to pool the risks and it maintains sufficient capital strength to support its customers in the future.

Aviva's customers also invest their savings with the Company and the Company manages these investments. Aviva also invests the insurance premiums it receives to generate income to meet its obligations to customers and to generate value for its shareholders.
B.4a	Significant recent trends	There are a number of factors which are impacting the markets that Aviva and Friends Life operate in.
Digital / Data

The increased volume, variety and velocity of data available to insurers allows for greater use of predictive analytics, which improves product sophistication, but may also lead to greater competition and potentially reduced margins as insurers compete for better risks and expose insurers which fail to keep up to the possibility that their products attract higher volumes of customers posing worse risks. This improved sophistication, along with automation of processes, is likely to reduce operating costs significantly and fundamentally change the nature of the interaction Aviva and Friends Life have with their respective customers. The increased importance of data to insurers may raise the risks related to cyber and data security.
Older and healthier

Higher life expectancy has created a large 50+ generation and personal wealth is highly concentrated within this group. While increased life expectancy could lead to adverse performance on annuity portfolios and in defined benefit pension schemes through the crystallisation of longevity risk, there are significant opportunities for insurers to meet the developing needs of this segment and to manage their existing wealth, as well as addressing their need for life, general and health insurance and asset management products. This is also likely to increase the competition in this market segment and may lead to reduced margins.
Distribution

Insurance continues to see a significant increase in digitally-enabled and direct customer communications, services and transactions, which is eroding distribution by brokers, independent financial advisers, tied agents and direct sales forces in some markets. In addition mobile technology is prevalent and customers increasingly expect to manage their insurance on the move at a time and in a place that suits them. This makes it easier for customers to switch product provider, potentially decreasing persistency levels. Bancassurance (distribution of Aviva's products through bank partners) remains a key channel globally, with

SECTION B—COMPANY
Element	Disclosure Requirement	Disclosure
fast growth especially in Asia and Eastern Europe. This may cause concentration risk around these distribution arrangements and put pressure on margins.
Regulatory

The FCA's drive to increase the quality of retail investment advice through implementation of the Retail Distribution Review has reduced the number of advisers in the UK market, which is a key distribution channel for the UK insurance sector, with consequent implications for the distribution of life assurance and pension products potentially leading to a decrease in product volumes sold. The UK Government's drive to help people achieve adequate retirement provision has resulted in the introduction of new initiatives and regulations, including auto-enrolment which has provided further impetus for growth in the corporate pensions market. In addition, the introduction of new legislation in relation to annuities in April 2015 will give retirees more flexibility when accessing defined contribution pensions at retirement. This proposed change has meant that annuities have become relatively less attractive in the run up to the change in legislation and may remain so thereafter. The UK Government's actions are aimed at improving customer choice and competition, which may lead to lower volumes of products sold or reduce profit margins.
Legacy life and pension products

Over £400 billion of assets across the UK life market are held in funds or product lines that are closed to new business. By their very nature these assets are expected to decline over time. A number of life and pension product providers in the United Kingdom today manage sizeable in-force books and have largely fixed cost bases to support these businesses. As their in-force assets decline, the cost of running these books will increasingly become a driver for consolidation in the market. A consolidator will need to have access to capital and financial resources in order to take advantage of acquisition opportunities.
International

The markets in which the Aviva Group and the Friends Life Group operate are becoming increasingly more competitive and regulated which could lead to a reduction in volumes and margins over time for market participants. However, many of the markets, particularly in Asia and Eastern Europe, continue to offer opportunities to achieve growth as the demand for life assurance products increases within those markets.
B.5	Description of the Aviva Group and the Enlarged Aviva Group structure	The Company is currently the ultimate holding company of the Aviva Group. On Admission, the Company will be the ultimate holding company of the Enlarged Aviva Group.

SECTION B—COMPANY
Element	Disclosure Requirement	Disclosure
B.6	Major Shareholders	As at 15 January 2015 (being the latest practicable date prior to the publication of this document), insofar as it is known to the Company, the following persons are interested directly or indirectly in 3% or more of the voting rights in respect of the issued ordinary share capital of the Company:

Name	Number of Ordinary Shares	Percentage of total issued Ordinary Shares
BlackRock Inc.	196,782,959	6.67%
Franklin Resources, Inc.	153,193,053	5.19%
Legal & General Investment Management Ltd	108,773,968	3.69%
Standard Life Investments	88,529,525	3.00%

None of the Company's major shareholders has different voting rights attached to the shares they hold in the Company. As at 15 January 2015 (being the latest practicable date prior to the publication of this document), the Company was not aware of any person or persons who, directly or indirectly, jointly or severally, exercise or could exercise control over the Company.
B.7	Selected historical key financial information	FINANCIAL INFORMATION ON THE AVIVA GROUP Summarised Consolidated Income Statement

	Six months ended 30 June (Unaudited)		Financial year ended 31 December
	2014	2013	2013	2012		2011
	(As reported)	(As reported)	(As reported)	(Restated(1))	(As reported)	(Restated(2))	(As reported)
	(£ millions, unless otherwise stated)
Continuing operations
Income	21,030	15,341	34,646	43,146	43,095	30,719	36,003
Expenses	(19,796)	(14,736)	(33,174)	(42,750)	(42,849)	(30,346)	(35,368)

Profit before tax	1,234	605	1,472	396	246	373	635
Tax attributable to policyholders' returns	(93)	18	(191)	(221)	(221)	178	178
Profit before tax attributable to shareholders' profit	1,141	623	1,281	175	25	551	813
Tax (expense)/credit	(371)	(199)	(594)	(482)	(448)	44	51
Less: tax attributable to policyholders' returns	93	(18)	191	221	221	(178)	(178)
Tax attributable to shareholders' profits	(278)	(217)	(403)	(261)	(227)	(134)	(229)

Profit/(loss) after tax	863	406	878	(86)	(202)	417	584
Profit/(loss) from discontinued operations(3)	—	370	1,273	(2,848)	(2,848)	(357)	(524)

Profit/(loss) for the period	863	776	2,151	(2,934)	(3,050)	60	60

Earnings per share
Basic (pence per share)	25.0p	22.8p	65.3p	(109.1)p	(113.1)p	5.8p	5.8p
Diluted (pence per share)	24.6p	22.5p	64.5p	(109.1)p	(113.1)p	5.7p	5.7p
Continuing operations—Basic (pence per share)	25.0p	10.2p	22.0p	(11.2)p	(15.2)p	11.1p	17p
Continuing operations—Diluted (pence per share)	24.6p	10.1p	21.8p	(11.2)p	(15.2)p	10.9p	16.7p

                                                                                              Notes:

                  (1)
                  Following the adoption of revised IAS 19 'Employee benefits' and IFRS 10 'Consolidated financial statements', Aviva Group retrospectively applied the changes to the comparative period as included in the financial statements for the year ended 31 December 2013.

                  (2)
                  Following a review of the classification of contracts issued by the Aviva Group's Italian long-term business, certain portfolios were reclassified from participating investment contracts. There is no impact on the result as a result of this reclassification.

                  (3)
                  For the 6 months ended 2013 and the financial years ended 31 December 2013 and 2012 (as reported and restated), discontinued operations represents the results of the US Life and related internal asset management businesses (US Life) up until the date of disposal (2 October 2013).

                  For the financial year ended 31 December 2011 (restated), discontinued operations represents the results of the US Life and related internal asset management businesses (US Life) and the results of Delta Lloyd for the period to 6 May 2011.

                  For the financial year ended 31 December 2011 (as reported), discontinued operations represents the results of Delta Lloyd for the period to 6 May 2011.

Summarised Consolidated Statement of Financial Position
	As at 30 June (Unaudited)		As at 31 December
	2014	2013	2013		2012		2011
	(As reported)	(Restated(1))	(Restated(1))	(As reported)	(Restated(2))	(As reported)	(Restated(3))	(As reported)
	(£ millions)
Total assets	278,861	323,347	281,627	278,876	314,467	315,689	312,376	312,376
Equity attributable to shareholders of Aviva plc	8,757	8,476	8,164	8,164	8,404	8,404	12,843	12,843
Direct capital instruments and fixed rate tier 1 notes	1,382	1,382	1,382	1,382	1,382	1,382	990	990
Non-controlling interests	1,414	1,506	1,471	1,471	1,574	1,574	1,530	1,530

Total equity	11,553	11,364	11,017	11,017	11,360	11,360	15,363	15,363
Total liabilities	267,308	311,983	270,610	267,859	303,107	304,329	297,013	297,013

Total equity and liabilities	278,861	323,347	281,627	278,876	314,467	315,689	312,376	312,376

                                                                                              Notes:

                  (1)
                  The statement of financial position as at 30 June 2013 and 31 December 2013 has been restated following the adoption of amendments to IAS 32 'Financial instruments: Presentation'. There is no impact on the total equity as a result of this restatement.

                  (2)
                  The statement of financial position as at 31 December 2012 has been restated following the adoption of IFRS 10 'Consolidated Financial Statements'. There is no impact on the result as a consequence of this restatement.

                  (3)
                  Following a review of the classification of contracts issued by the Aviva Group's Italian long-term business, certain portfolios were reclassified from participating investment contracts. There is no impact on the result as a consequence of this reclassification.

Summarised Consolidated Cash Flow Statement
	As at 30 June (Unaudited)		As at 31 December
	2014	2013	2013		2012		2011
	(As reported)	(Restated(1))	(Restated(1))	(As reported)	(Restated(2))	(As reported)	(As reported)
	(£ millions)
Cash flows in/(out) from operating activities	(1,558)	2,553	4,018	3,997	2,499	2,294	(342)
Cash flows in/(out) from investing activities	(113)	305	(1,254)	(1,225)	(15)	(15)	78
Cash flows in/(out) from financing activities	(1,154)	(471)	(1,529)	(1,529)	(1,119)	(1,119)	(1,773)

Net increase/(decrease) in cash and cash equivalents	(2,825)	2,387	1,235	1,243	1,365	1,160	(2,037)
Cash and cash equivalents at 1 January	25,989	24,564	24,564	23,453	22,401	22,401	24,695
Effect of exchange rate changes on cash and cash equivalents	(359)	674	190	161	(313)	(313)	(257)

Cash and cash equivalents at 30 June/ 31 December	22,805	27,625	25,989	24,857	23,453	23,248	22,401

                                                                                              Notes:

                  (1)
                  The statement of cash flows for the six months ended 30 June 2013 and for the year ended 31 December 2013 has been restated following the adoption of amendments to IAS 32 'Financial instruments: Presentation'.

                  (2)
                  The statement of cash flows for the year ended 31 December 2012 has been restated following the adoption of IFRS 10 'Consolidated Financial Statements'.

The following significant changes to the financial condition and operating results of the Aviva Group occurred during these periods:

•

On 6 May 2011, the Aviva Group sold 25 million shares in Delta Lloyd N.V., reducing its holding to 42.7% at which point the results of the business were no longer consolidated. Thereafter, on 5 July 2012, the Aviva Group sold a further 37.2 million shares resulting in the holding falling to 19.8%. The remaining stake of 19.8% was disposed of on 8 January 2013.

•

On 23 June 2011, the Aviva Group announced that it had agreed to sell RAC Limited to the Carlyle Group. The transaction was completed on 30 September 2011 following the receipt of regulatory and competition approvals.

•

On 18 December 2012, Aviva reached a settlement with Bankia S.A. to transfer the Group's 50% interest in its subsidiary Aseval Aseguradora Valenciana, Sociedad Anonima de Seguros y Reaseguros, a Spanish life assurance company, to Bankia. The transaction was completed on 24 April 2013 following the receipt of regulatory approvals.

•

In March 2013, Aviva announced a significant loss after tax of £3 billion for the year ending 31 December 2012 (2011: profit of £60 million) which was principally due to a £3.3 billion write-down on the sale of its US business.

• In March 2013, Aviva announced a dividend rebasing resulting in a fall in the final 2012 dividend from 16p to 9p and a fall in total dividend for the year from 26p to 19p.

•

In March 2013, Aviva announced the interdivisional balance between group level and UK General Insurance had been replaced by an interest-bearing loan of approximately £5.8 billion which was granted by Aviva Group's UK General Insurance company, Aviva Insurance Limited, to Aviva Group's main holding company, Aviva Group Holdings Limited on 28 February 2013 (the "Intercompany Loan"), of which £600 million was estimated to be repaid over the subsequent three years.

•

On 8 March 2013, the Aviva Group completed the disposal of Ark Life to Allied Irish Bank, following their exercise of an option to purchase the entity. Allied Irish Bank also exercised a put option for the disposal of a non-controlling interest in Aviva Life Holdings Ireland Limited (an Irish Group subsidiary) which was acquired by Aviva Group on the same day.

• In July 2013 the Aviva Group was designated by the Financial Stability Board ("FSB") as a global systemically important insurer ("G-SII").
• In October 2013, Aviva announced that it had fully redeemed €650m Fixed/Floating Rate Subordinated Notes originally due in 2023.

•

The sale of the Aviva USA business completed on 2 October 2013 with transaction proceeds received based on the estimated earnings and other improvements in statutory surplus over the period from 30 June 2012 to 30 September 2013.

•

On 17 January 2014, Aviva and PT Astra International Tbk signed an agreement to form a 50-50 joint venture (Astra Aviva Life) which completed in May 2014. This followed management's decision in 2013 to restructure existing operations in Indonesia and establish a new joint venture. Aviva's Indonesian operations were classified as held for sale on 31 December 2013 as Aviva's holding was to change from a 60% controlling interest which was consolidated to a 50% joint venture accounted for using equity accounting.

• In March 2014, Aviva announced it had delivered a profit after tax of £2.2 billion for the year ending 31 December 2013.

•

In March 2014, Aviva announced that it had reduced the Intercompany Loan by £1.7 billion to £4.1 billion as at the end of February 2014. In addition, the long term level of the Intercompany Loan was agreed with the PRA that it should be reduced to approximately £2.2bn by the end of 2015, utilising £450 million of existing cash resources and £1.45 billion of other actions.

•

On 28 March 2014, the Aviva Group announced that it had agreed to dispose of its U.S.-based boutique asset management company, River Road Asset Management LLC. The transaction completed on 30 June 2014.

• In April 2014, Aviva announced that it intended to redeem £200m and €50m Fixed/Floating Rate Subordinated Notes originally due in 2019.

•

On 1 April 2014, Moody's affirmed the A1 Financial Strength Rating assigned to the Aviva Group UK life operating company (Aviva Life and Pensions UK Limited). However, Moody's revised the outlook on this rating from Stable to Negative. Moody's did not change the rating or outlook on any other Aviva Group companies.

•

On 16 April 2014, the Aviva Group announced that it had agreed to restructure its Italian life joint ventures with UBI Banca S.c.p.a ("UBI") and Unicredit S.p.A. ("Unicredit"). In addition, the respective distribution agreements with UBI and Unicredit have been negotiated to 2020.

• In July 2014, Aviva announced the issue of €700m dated Tier 2 Reset Notes under its £5,000,000,000 Euro Note Programme, which was last updated on 17 April 2014.
• In August 2014, Aviva announced that the Intercompany Loan was reduced to £3.6 billion at the end of July 2014.

•

On 4 September 2014, Aviva announced its intention to offer to the public market a minority stake in its joint venture AvivaSA Emeklilik ve Hayat A.S ("AvivaSA"), one of Turkey's largest private life and pensions providers. AvivaSA listed on Borsa İstanbul on 13 November 2014. As part of this transaction, AvivaSA and Akbank agreed to extend their exclusive bancassurance agreement for another seven years, until 2029. Akbank will continue to sell AvivaSA's life and pensions products on an exclusive basis through its leading banking network in Turkey.

•

On 18 September 2014, Aviva notified BZ-WBK of its intention to exercise a call option to buy back a 17% share in both BZ WBK-AVIVA TUnZ and BZ WBK-AVIVA TUO. The transaction would result in Aviva's stake increasing to 51%. The transaction is subject to regulatory approvals.

•

On 19 September 2014, Aviva announced the sale of its holding in its joint venture CxG Aviva to Novacaixagalicia Banco. The transaction resulted from a decision by the Arbitration Tribunal in Madrid, which determined that Novacaixagalicia Banco had breached the terms of its shareholders' agreement entered into with Aviva, pursuant to the merger of Caixa Galicia and Caixa Nova with Novacaixagalicia Banco in December 2010, and Novacaixagalicia Banco's subsequent restructuring in 2011. The Arbitration Tribunal's decision concluded the legal proceedings between Aviva and Novacaixagalicia Banco and the transaction completed on 11 December 2014.

•

In December 2014, Aviva announced it had redeemed in full €700m fixed/floating rate direct capital instruments ("Euro DCIs") and that listing of the Euro DCIs on the Bourse de Luxembourg had been cancelled with effect from (and including) 29 November 2014.

Save as mentioned above, there has been no significant change in the financial condition and operating results of the Aviva Group since 30 June 2014, the date to which the interim financial statements of the Company were prepared.
FINANCIAL INFORMATION ON THE FRIENDS LIFE GROUP
Summarised Consolidated Income Statement

	Six months ended 30 June (Unaudited)		Financial year ended 31 December
	2014	2013	2013		2012		2011
	(As reported)	(Restated(1))	(Restated(1))	(As reported)	(Restated(2))	(As reported)	(As reported)
	(£ millions, unless otherwise stated)
Continuing operations
Total revenue	4,269	8,189	10,050	10,989	11,098	11,130	4,104
Other income	—	20	20	20	—	—	134
Total claims, benefits and expenses	(4,189)	(7,842)	(9,655)	(10,640)	(11,029)	(11,061)	(4,505)
Share of profit/(loss) of associates and joint venture	—	—	—	—	(3)	(3)	(1)

Profit/(loss) before tax from continuing operations	80	367	415	369	66	66	(268)
Policyholder tax	(111)	(277)	(334)	(334)	(258)	(258)	(220)
Profit/(loss) before shareholder tax from continuing operations	(31)	90	81	35	(192)	(192)	(488)
Total tax (charge)/credit	(96)	(297)	(156)	(134)	(107)	(107)	237
Less: policyholder tax	111	277	334	334	258	258	220
Shareholder tax	15	(20)	178	200	151	151	457

Profit/(loss) after tax from continuing operations	(16)	70	259	235	(41)	(41)	(31)
Profit/(loss) from discontinued operations	(27)	(9)	(24)	—	—	—	—

Profit/(loss) for the period	(43)	61	235	235	(41)	(41)	(31)

Earnings per share
Basic (pence per share)	(4.17)p	3.17p	14.39p	14.39p	(5.17)p	(5.17)p	(4.35)p
Diluted (pence per share)	(4.17)p	3.17p	14.38p	14.38p	(5.17)p	(5.17)p	(4.35)p
Continuing operations—Basic (pence per share)	(2.26)p	3.81p	16.08p	14.39p	(5.17)p	(5.17)p	(4.35)p
Continuing operations—Diluted (pence per share)	(2.26)p	3.81p	16.07p	14.38p	(5.17)p	(5.17)p	(4.35)p

                                                                                              Notes:

                  (1)
                  The restated consolidated income statement for the six months ended 30 June 2013 and for the financial year ended 31 December 2013 include the results of Lombard as a discontinued operation. A single amount is shown on the face of the income statement comprising the segment's post-tax result, the post-tax result recognised on a remeasurement of its net assets to fair value less cost to sell and associated corporate non-recurring costs of disposal.

                  (2)
                  The consolidated income statement for the financial year ended 31 December 2012 has been restated for the requirement to present curtailment gains within administrative and other expenses. Previously, curtailment gains of £32 million at 31 December 2012 were included within investment return.

Summarised Consolidated Statement of Financial Position
	As at 30 June (Unaudited)		As at 31 December
	2014	2013	2013	2012	2011
	(As reported)		(As reported)	(As reported)	(As reported)
	(£ millions)
Total assets	130,166	133,486	130,091	127,739	125,406
Total liabilities	124,906	127,924	124,542	122,041	119,411

Equity attributable to equity holders of the parent	4,949	5,233	5,229	5,377	5,672
Attributable to non-controlling interests	311	329	320	321	323

Total equity	5,260	5,562	5,549	5,698	5,995

Total equity and liabilities	130,166	133,486	130,091	127,739	125,406

Summarised Consolidated Cash Flow Statement
	As at 30 June (Unaudited)		As at 31 December
	2014	2013	2013	2012	2011
	(As reported)		(As reported)	(As reported)	(As reported)
	(£ millions)
Net cash inflow/(outflow) from operating activities	298	522	680	1,198	(76)
Net cash inflow/(outflow) from investing activities	1	47	44	(6)	270
Net cash outflow from financing activities	(353)	(306)	(515)	(492)	(654)

Increase/(decrease) in cash and cash equivalents	(54)	263	209	700	(460)
Balance at beginning of period	9,690	9,449	9,449	8,791	9,288
Exchange adjustments on the translation of foreign operations	(68)	92	32	(42)	(37)

Balance at end of period	9,568	9,804	9,690	9,449	8,791

The following significant changes to the financial condition and operating results of the Friends Life Group occurred during these periods:
• On 21 April 2011, Friends Life Holdings plc issued the £500,000,000 8.25 Fixed Rate Guaranteed Subordinated Notes due 2022.
• In November 2012, an international strategic review was undertaken by the Friends Life Group which significantly impacted operating results for the financial year ended 31 December 2012.
• On 8 November 2012, Friends Life Holdings plc issued the $575,000,000 7.875% Reset Perpetual Subordinated Notes.

•

Until January 2013, the Friends Life Group held a 30% interest in AmLife, a Malaysian life insurance company majority owned by AmBank Berhad, a major Malaysian banking group, and a 30% interest in AmFamily a Malaysian family takaful business established in December 2011. Following the International strategic review, the interests in these companies were sold to AmBank Berhad for cash consideration of £50 million in January 2013.

•

On 11 July 2014, the Friends Life Group announced that it had reached an agreement to sell Lombard, its Luxembourg-based life assurance business specialising in tax and estate planning solutions for high net worth individuals, to funds managed by The Blackstone Group L.P. and its affiliates. The disposal of Lombard was completed by the Friends Life Group on 30 October 2014 for a total consideration of £316 million.

Save as mentioned above, there has been no significant change in the financial condition and operating results of the Friends Life Group since 30 June 2014, the date to which the interim financial statements of Friends Life were prepared.
B.8	Selected key pro forma financial information
The unaudited pro forma income statement, pro forma statement of net assets and the related notes thereto set out in Section A and Section B of Part XII ("Unaudited pro forma financial information of the Enlarged Aviva Group") (together the "Unaudited Pro Forma Financial Information") have been prepared on the basis of the notes set out below to illustrate the effect of the Proposed Acquisition on the income statement of the Aviva Group as if it had taken place on 1 January 2013, and on the net assets of the Aviva Group as if it had taken place on 30 June 2014.

The Unaudited Pro Forma Financial Information has been prepared in accordance with Annex II of the Prospectus Directive Regulation and in a manner consistent with the accounting policies to be adopted by the Aviva Group in preparing its audited financial statements for the year ended 31 December 2014.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It does not purport to represent what the Enlarged Aviva Group's financial position or results of operations actually would have been if the Proposed Acquisition had been completed on the dates indicated, nor does it purport to represent the results of operations for any future period or financial position at any future date.

The Unaudited Pro Forma Financial Information does not constitute financial statements within the meaning of Section 434 of the Companies Act. Shareholders should read the whole of this Prospectus and not rely solely on the summarised financial information contained in Part XII ("Unaudited pro forma financial information of the Enlarged Aviva Group"). PricewaterhouseCoopers LLP's report on the Unaudited Pro Forma Financial Information is set out in Section C of Part XII ("Unaudited pro forma financial information of the Enlarged Aviva Group").

SECTION B—COMPANY
Element	Disclosure Requirement	Disclosure
UNAUDITED PRO FORMA INCOME STATEMENT

		Adjustments
	Aviva Group for the year ended 31 December 2013 Note 1	Friends Life Group for the year ended 31 December 2013 Note 2	Adjustments to conform disclosures Note 4	Acquisition adjustments Note 5	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m	£m
Income
Net earned premiums (Note 3)	20,623	1,376	—	—	21,999
Fee and commission income	1,279	715	—	—	1,994
Net investment income	12,509	7,959	—	—	20,468
Share of profit after tax of joint ventures and associates	120	—	—	—	120
Other income	—	20	(20)	—	—
Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates	115	—	20	—	135
	34,646	10,070	—	—	44,716
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(22,093)	(3,806)	—	—	(25,899)
Change in insurance liabilities, net of reinsurance	2,493	2,331	—	—	4,824
Change in investment contract provisions	(7,050)	(6,170)	—	—	(13,220)
Change in unallocated divisible surplus	280	29	—	—	309
Fee and commission expense	(3,975)	—	(643)	—	(4,618)
Movement in net asset value attributable to unitholders	—	(89)	89	—	—
Acquisition expenses	—	(554)	554	—	—
Other expenses	(2,220)	(1,255)	—	(172)	(3,647)
Finance costs	(609)	(141)	—	—	(750)
	(33,174)	(9,655)	—	(172)	(43,001)
Profit before tax	1,472	415	—	(172)	1,715
Tax attributable to policyholders' returns	(191)	(334)	—	—	(525)
Profit before tax attributable to shareholders' profits	1,281	81	—	(172)	1,190
Tax expense	(594)	(156)	—	(57)	(807)
Less: tax attributable to policyholders' returns	191	334	—	—	525
Tax attributable to shareholders' profits	(403)	178	—	(57)	(282)
Profit after tax	878	259	—	(229)	908
Profit from discontinued operations (Note 2)	1,273	—	—	—	1,273
Profit for the year	2,151	259	—	(229)	2,181

                                                                                Notes

                  (1)
                  The figures for the Aviva Group have been extracted, without material adjustment, from Aviva's Annual Report 2013.

                  (2)
                  The figures for the Friends Life Group have been extracted from Friends Life's Interim Results Announcement 2014, which reflected the following restatement to Friends Life Group's income statement for the year ended 31 December 2013:

                  •

                  the loss after tax of Lombard for the period of £24 million was shown on one line within the caption "Profit/(loss) from discontinued operations" following its classification as held for sale by Friends Life Group as at 30 June 2014.

                  On the basis that the sale of Lombard by Friends Life Group has subsequently completed during the second half of 2014, the figures in the unaudited pro forma income statement do not include the £24 million loss after tax of the Lombard business from Friends Life Group's "Profit/(loss) from discontinued operations" such that the figure for that caption is shown as zero in the table above.

                  (3)
                  The income statement format for both the Aviva Group and the Friends Life Group has been abridged. Net earned premiums comprise gross written premiums, premiums ceded to reinsurers and the net change in provision for unearned premiums.

                  (4)
                  This column reflects adjustments to align the presentation of the Friends Life Group's income statement to that of the Aviva Group as follows:

                  (a)
                  Friends Life Group discloses "profit on the disposal and remeasurement of subsidiaries, joint ventures and associates" within "other income" on its income statement whereas the Aviva Group discloses this item separately. This has resulted in a £20 million reclassification between the aforementioned line items.

                  (b)
                  Friends Life Group discloses "movement in net asset value attributable to unitholders" separately on its income statement whereas the Aviva Group discloses this item within "Fee and commission expense". This has resulted in a £89 million reclassification between the aforementioned line items.

                  (c)
                  Friends Life Group discloses "Acquisition expenses" separately on its income statement whereas the Aviva Group discloses this item within "Fee and commission expense". This has resulted in a £554 million reclassification between the aforementioned line items. The total reclassification in "Fee and commission expense" as a result of Notes 4(b) and 4(c) is £643 million.

                  (5)
                  This column reflects the following adjustments:

                  (a)
                  An adjustment of £82 million charge within the line item "Other expenses" representing an estimate of the transaction costs incurred (inclusive of VAT).

                  (b)
                  An adjustment of £3 million credit within the line item "Tax attributable to shareholders' profits" representing a current tax credit on tax-deductible transaction costs incurred as described in Note 5(a) above. The tax rate of 21.5% reflects the average UK corporation tax rate for the year ended 31 December 2014.

                  (c)
                  As described in Note 4 to the unaudited pro forma statement of net assets, a fair valuation exercise will be undertaken on completion of the Proposed Acquisition, which will include fair valuation of the projected cash flows attaching to the Friends Life Group's life assurance contracts. On completion of the Proposed Acquisition this will replace the Friends Life Group's existing value of acquired in-force business and deferred acquisition costs.

                  Under IFRS it is necessary to amortise AVIF (including related deferred tax thereon) on a systematic basis over the useful lifetime of the related contracts in the portfolio. On completion of the Proposed Acquisition, the amortisation charge relating to the new AVIF will replace the Friends Life Group's existing AVIF amortisation charge.

                  Given that the fair valuation exercise will not be performed until completion of the Proposed Acquisition, the actual rate of amortisation (which will be based on the actual profile of the additional value of in-force acquired) will also not be known until completion of the Proposed Acquisition.

                  However, in order to provide an indication of the effect of amortising the new estimated acquired value of in-force business of £4,844 million and the related deferred tax liability of £969 million (as described in Note 4 to the unaudited pro forma statement of net assets), a useful lifetime of 11.5 years (on the straight-line method) has been used, which gives an estimated annual amortisation charge of £421 million, and an estimated annual credit relating to the unwind of the deferred tax liability of £84 million. 11.5 years represents Aviva's estimate of the useful lifetime of Friends Life's portfolio of contracts based on an analysis of the applicable Friends Life underlying management information which includes a projection of expected free surplus generation of their in-force business.

                  This has resulted in the following adjustments:

                  •

                  A £90 million charge within the line item "Other expenses", representing the difference between £421 million and Friends Life Group's existing amortisation of acquired in-force business charge as reported of £331 million.

                  •

                  A £60 million charge within the line item "Tax attributable to shareholders' profits", representing the difference between the £84 million credit referred to in the paragraph above and Friends Life Group's existing credit relating to the unwind of the deferred tax liability on its existing AVIF of £144 million.

                  In preparing these adjustments no account has been taken of the Friends Life Group's existing amortisation of deferred acquisition costs.

                  The total adjustment in "Other expenses" as a result of Notes 5(a) and 5(c) is a charge of £172 million.

                  The total adjustment in "Tax attributable to shareholders' profits" as a result of Notes 5(b) and 5(c) is a charge of £57 million.

                  (6)
                  In preparing the unaudited pro forma income statement, other than the adjustment to remove the result of Lombard following its disposal as set out in Note 2 above, no account has been taken of the trading activity or other transactions of the Aviva Group or Friends Life Group since 31 December 2013. All of the adjustments described in Notes 2 to 5 of the unaudited pro forma income statement will have a continuing impact, with the exception of the adjustment in relation to the estimated transaction costs charged to the income statement of £82 million described in Note 5a.

                  (7)
                  No account has been taken of the amortisation of other items subject to fair value acquisition accounting adjustment with a finite useful life, on the basis that the actual rate of amortisation will not be known until completion of the Proposed Acquisition.

                  (8)
                  The Aviva Group provides a non-GAAP supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on an expected return on investments supporting its long-term and non-long-term businesses from other constituent elements of the total profits.

The following table illustrates the effect of the Proposed Acquisition on the non-GAAP supplementary analysis of profit for the Enlarged Aviva Group on a pro forma basis. This information is supplementary to the unaudited pro forma income statement. The details of adjustments are described in greater detail in the subsequent footnotes.

		Adjustments
	Aviva Group for the year ended 31 December 2013 Note a	Friends Life Group for the year ended 31 December 2013 Note b	Adjustments to conform disclosures Note c	Acquisition adjustments Note d	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m	£m
Operating profit before tax attributable to shareholders' profits	2,049	402	76	—	2,527
Integration and restructuring costs	(363)	—	(151)	(82)	(596)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	1,686	402	(75)	(82)	1,931
Adjusted for the following:
Investment return variances and economic assumption changes on life business	(49)	184	—	—	135
Short-term fluctuation in return on investments backing non-life business	(336)	—	—	—	(336)
Economic assumption changes on general insurance and health business	33	—	—	—	33
Impairment of goodwill, joint ventures and associates and other amounts expensed	(77)	—	—	—	(77)
Amortisation and impairment of acquired value of in-force business	—	(342)	(45)	(90)	(477)
Amortisation and impairment of intangibles	(91)	(63)	—	—	(154)
Interest payable on Step-up Tier one Insurance Capital Securities (STICS)	—	31	(31)	—	—
Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates	115	—	20	—	135
Non-recurring items	—	(131)	131	—	—
Non-operating items before tax	(405)	(321)	75	(90)	(741)
Profit before tax attributable to shareholders' profits	1,281	81	—	(172)	1,190
Tax	(403)	178	—	(57)	(282)
Profit after tax	878	259	—	(229)	908
Profit from discontinued operations (Note b)	1,273	—	—	—	1,273
Profit for the year	2,151	259	—	(229)	2,181

Notes on the illustration of the effect of the Proposed Acquisition on the non-GAAP supplementary analysis of profit for the Enlarged Aviva Group on a pro forma basis:

                  (a)
                  The figures for the Aviva Group have been extracted, without material adjustment, from Aviva's Annual Report 2013. The format of the non-GAAP supplementary analysis of profit for the Aviva Group has been abridged. Operating profit before tax attributable to shareholders' profits includes the operating results for life business, general insurance and health business, fund management business, other operations, corporate centre and group debt costs and other interest. Tax includes tax on operating profit and tax on other activities.

                  (b)
                  The figures for the Friends Life Group have been extracted from Friends Life's Interim Results Announcement 2014, which reflected the following restatement to Friends Life Group's non-GAAP supplementary analysis of profit for the year ended 31 December 2013:

                  •
                  Following the classification of Lombard as a discontinued operation after its classification as held for sale by Friends Life Group as at 30 June 2014, its results were not included within Friends Life Group's non-GAAP supplementary analysis of profit (which were shown for continuing operations only).

                  •
                  On the basis that the sale of Lombard by Friends Life Group has subsequently completed during the second half of 2014, the table above excludes the result of Lombard.

                  (c)
                  This column reflects the following adjustments:

                  •
                  Subject to completion of the Proposed Acquisition, the Aviva Group will change the calculation of its non-GAAP operating profit measure to exclude amortisation and impairment of acquired value of in-force business, which from completion of the Proposed Acquisition will be disclosed as a non-operating item outside of "Operating profit before tax attributable to shareholders' profits". Consequently a corresponding adjustment of £45 million has been made in the table to move the Aviva Group's AVIF amortisation charge outside of operating profit.

                  •
                  In addition, to align the presentation of the Friends Life Group's non-GAAP supplementary analysis of profit to that of the Aviva Group, the following adjustments have been made:

                  •
                  In its non-GAAP supplementary analysis of profit, Friends Life Group discloses "Integration and restructuring costs" of £151 million charge and "Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates" of £20 million within the caption "Non-recurring items", whereas the Aviva Group discloses these items separately;

                  •
                  In its non-GAAP supplementary analysis of profit, notwithstanding the classification of its Step-up Tier one Insurance Capital Securities (STICS) within equity on its IFRS statement of financial position, Friends Life Group includes the finance costs of £31 million related to the STICS as a deduction from operating profit, whereas the Aviva Group does not deduct finance costs for instruments classified as equity from operating profit.

                  (d)
                  This column reflects the following adjustments described in Note 5:

                  •
                  an adjustment of £82 million charge representing an estimate of the transaction costs incurred and charged to the income statement;

                  •
                  an adjustment of £90 million charge representing an estimate of the incremental AVIF amortisation that will be charged to the income statement; and

                  •
                  an adjustment of £57 million charge within "Tax", representing an estimate of the incremental unwind of the deferred tax liability relating to AVIF that will be taken to the income statement of £60 million charge, partly offset by a £3 million credit representing the tax on tax-deductible transaction costs incurred.

SECTION B—COMPANY
Element	Disclosure Requirement	Disclosure
UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

		Adjustments
	Aviva Group as at 30 June 2014 Note 1	Friends Life Group as at 30 June 2014 Note 2	Adjustments to conform disclosures Note 3	Acquisition adjustments Notes 4, 5 & 6	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m	£m
Goodwill	1,364	—	—	12	1,376
Acquired value of in-force business and intangible assets	965	3,289	—	1,708	5,962
Interests in, and loans to, joint ventures	1,226	—	—	—	1,226
Interests in, and loans to, associates	362	4	—	—	366
Property and equipment	286	46	—	—	332
Investment property	8,647	2,618	—	—	11,265
Loans	22,967	—	—	—	22,967
Financial investments	197,607	91,232	—	—	288,839
Reinsurance assets	7,551	2,893	—	—	10,444
Deferred tax assets	112	—	—	—	112
Current tax assets	117	51	—	3	171
Receivables	7,526	1,174	—	—	8,700
Deferred acquisition costs and other assets	3,677	843	—	(843)	3,677
Prepayments and accrued income	2,721	—	—	—	2,721
Cash and cash equivalents	23,584	7,810	—	(141)	31,253
Assets of operations classified as held for sale (Note 2)	149	—	—	—	149
Total assets	278,861	109,960	—	739	389,560

Gross insurance liabilities	110,980	35,654	—	—	146,634
Gross liabilities for investment contracts	115,563	63,021	—	—	178,584
Unallocated divisible surplus	8,923	679	—	—	9,602
Net asset value attributable to unitholders	9,463	629	—	—	10,092
Provisions	871	190	59	—	1,120
Pension scheme deficit	—	59	(59)	—	—
Deferred tax liabilities	624	967	—	400	1,991
Current tax liabilities	54	6	—	—	60
Borrowings	6,944	1,031	—	—	7,975
Payables and other financial liabilities	11,418	1,180	1,594	—	14,192
Amounts due to reinsurers	—	1,594	(1,594)	—	—
Other liabilities	2,329	—	—	82	2,411
Liabilities of operations classified as held for sale (Note 2)	139	—	—	—	139
Total liabilities	267,308	105,010	—	482	372,800

Net assets	11,553	4,950	—	257	16,760

Key capital measures (Note 7)
Tangible debt leverage ratio (Note 8)	44%				38%
Financial leverage ratio on a S&P basis (Note 9)	30%				28%

                                                                                Notes

                  (1)
                  The net assets of the Aviva Group have been extracted, without material adjustment, from Aviva's Interim Results Announcement 2014.

                  (2)
                  The financial information of the Friends Life Group has been extracted from Friends Life's Interim Results Announcement 2014. Group as at 30 June 2014, its gross assets of £20,206 million were shown on one line on Friends Life Group's statement of financial position within the caption "Assets of operations classified as held for sale", and its gross liabilities of £19,896 million were shown on one line within the caption "Liabilities of operations classified as held for sale".

                  On the basis that the sale of Lombard by Friends Life Group has subsequently completed during the second half of 2014 the gross assets and gross liabilities of Lombard have not been included in the table above.

                  (3)
                  This column reflects adjustments to align the presentation of the Friends Life Group's net assets statement to that of the Aviva Group as follows:

                  •
                  Friends Life Group discloses "Pension scheme deficit" separately on its statement of financial position whereas the Aviva Group discloses this item within "Provisions". This resulted in a £59 million reclassification between the aforementioned line items.

                  •
                  Friends Life Group discloses "Amounts due to reinsurers" separately on its statement of financial position whereas the Aviva Group discloses this item within "Payables and other financial liabilities". This resulted in a £1,594 million reclassification between the aforementioned line items.

                  (4)
                  Under IFRS acquisition accounting it is necessary to fair value the consideration paid and all of the assets and liabilities of the acquired business. In the context of the Proposed Acquisition of the Friends Life Group a significant part of that adjustment will be for fair valuation of the projected cash flows attaching to the Friends Life Group's in-force life assurance contracts which will not be undertaken until completion of the Proposed Acquisition.

                  In the pro forma statement of net assets no adjustments have been made to the fair values of the individual net assets of the Friends Life Group to reflect any remeasurement to fair value which may arise on the Proposed Acquisition as this exercise will not be undertaken until after the completion of the Proposed Acquisition.

                  However, in order to provide an indication of the effect of valuing the projected cash flows of the Friends Life Group's in-force life assurance contracts, the Friends Life Group's MCEV basis "value of in-force covered business excluding assets of operations classified as held for sale" as at 30 June 2014 of £3,875 million (net of tax) has been used.

                  On completion of the Proposed Acquisition this will replace the Friends Life Group's existing value of acquired in-force business and deferred acquisition costs.

                  The difference between the total consideration and the sum of the Friends Life Group's MCEV basis "value of in-force covered business excluding assets of operations classified as held for sale" and other IFRS net assets (excluding the existing value of acquired in-force business (net of related deferred tax) and deferred acquisition costs) provides an indication of the indicative goodwill adjustment.

                  Note 5 below shows the derivation of the indicative goodwill and acquired value of in-force business adjustments. In preparing the table no account has been taken of any deferred tax balances relating to the Friends Life Group's existing IFRS deferred acquisition costs of £843 million.

                Based on the Exchange Ratio of 0.74, the number of Friends Life Shares in issue as at 15 January 2015 of 1,409,052,028 and the closing price of Ordinary Shares as at 15 January 2015 of 507 pence, the estimated consideration for the Proposed Acquisition is £5,286 million. This excludes the payment to RCAP in relation to the Value Share. The cash consideration payable to RCAP is expected by Friends Life to be approximately £220 million. However, under the terms of the Limited Partnership Agreement, RCAP can elect to receive the consideration in Friends Life Shares. If RCAP elects for shares, any Friends Life Shares would be acquired by Aviva immediately following completion of the Proposed Acquisition at the Exchange Ratio in connection with the proposed implementation of the Scheme. As at the date of this document there is uncertainty as to how this will ultimately be settled and it has therefore been excluded from the unaudited pro forma statement of net assets.

                Transaction costs of £82 million have been included in the adjustments in the table above. Provision for the costs is shown within the adjustment of £82 million for other liabilities. A related current tax asset of £3 million representing the tax on tax-deductible transaction costs incurred is shown within "Current tax assets".

                The amount of £1,708 million included in the table above under the caption "Acquired value of in-force business and intangible assets" represents the difference between the Friends Life Group's MCEV basis "value of in-force covered business excluding assets of operations classified as held for sale" of £4,844 million (being £3,875 million grossed up for the related deferred tax liability (calculated at 20%) of £969 million) and the existing IFRS acquired value of in-force business as reported of £3,136 million. The tax rate of 20% reflects the legislation that was substantively enacted in 2013 to reduce the main rate of UK corporation tax to 20% from 1 April 2015. The existing IFRS acquired value of in-force business only relates to the businesses and portfolios that Friends Life has itself acquired historically, and does not include the value of those life contracts that it has generated subsequent to those acquisitions.

                The amount of £400 million included in the table above under the caption "Deferred tax liabilities" represents the difference between the deferred tax liability of £969 million referred to in the paragraph above and Friends Life's existing IFRS deferred tax liability on acquired value of in-force business as reported of £569 million.

                Goodwill is included as a separate item.

                  (5)
                  The goodwill and acquired intangible assets arising on the basis described in Note 4 above have been calculated as follows:

	£m	£m
Total consideration		5,286
Less:
Value of the Friends Life Group net assets (excluding Lombard)	4,950
Incremental dividend directly attributable to the Proposed Acquisition	(141)
Reported value of the Friends Life Group acquired in-force business	(3,136)
Reported value of the Friends Life Group deferred tax liability on acquired in-force business	569
Reported value of the Friends Life Group deferred acquisition costs	(843)
		1,399
Less:
MCEV basis value of in-force business (excluding Lombard), net of tax		3,875
Goodwill		12

                On completion of the Proposed Acquisition, Scheme Shareholders who are on the Friends Life shareholder register at the Friends Life Dividend Record Date will be entitled to receive, in place of Friends Life's 2014 final dividend, Friends Life's proposed second interim dividend of 24.10p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life's 2013 final dividend of 14.09p per share and 2013 full year dividend of 21.14p per share, respectively.

                The table above therefore reflects an adjustment of £141 million, representing the incremental dividend of 10.01p per share that Scheme Shareholders will be entitled to subject to completion of the Proposed Acquisition.

                As described in Note 4 above, on completion of the Proposed Acquisition the Friends Life Group's existing value of acquired in-force business and deferred acquisition costs, net of deferred tax, will be replaced by the fair value of the projected cash flows attaching to the Friends Life Group's in-force life assurance contracts.

                  (6)
                  In preparing the unaudited pro forma net assets statement, other than the adjustment to remove the net assets of Lombard as set out in Note 2 above, no account has been taken of the trading activity or other transactions of the Aviva Group or Friends Life Group since 30 June 2014.

                  (7)
                  The Aviva Group's key capital measures include tangible debt leverage ratio and financial leverage ratio on a S&P basis. These measures are presented immediately before and after the adjustments described in Notes 2 to 5 above as if these adjustments had occurred at 30 June 2014.

                  (8)
                  In calculating the Aviva Group's tangible debt leverage ratio, "external borrowings" and "adjusted net assets" have been calculated as follows:

	Aviva Group as at 30 June 2014	Friends Life Group as at 30 June 2014	Acquisition adjustments	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m
Core structural borrowings	4,833	1,009	—	5,842
Direct capital instruments and fixed rate tier 1 notes	1,382	—	—	1,382
Preference share capital	200	—	—	200
Preference shares in General Accident plc	250	—	—	250
Step-up Tier one Insurance Capital Securities	—	310	—	310
External borrowings	6,665	1,319	—	7,984

Net assets	11,553	4,950	257	16,760
Less:
Direct capital instruments and fixed rate tier 1 notes	(1,382)	—	—	(1,382)
Preference share capital	(200)	—	—	(200)
Preference shares in General Accident plc	(250)	—	—	(250)
Step-up Tier one Insurance Capital Securities	—	(310)	—	(310)
Goodwill	(1,364)	—	(12)	(1,376)
Goodwill relating to joint ventures and associates	(30)	—	—	(30)
Adjusted net assets	8,327	4,640	245	13,212

Adjusted net assets plus external borrowings	14,992			21,196

                The Aviva Group's tangible debt leverage ratio is defined as the ratio of external borrowings (as described in the table above) to the total of adjusted net assets and external borrowings (both described in the table above) where:

                  •
                  for the Aviva Group as at 30 June 2014, the ratio of external borrowings of £6,665 million to the total of adjusted net assets and external borrowings of £14,992 million is 44%; and

                  •
                  for the Pro forma Enlarged Aviva Group, the ratio of external borrowings of £7,984 million to the total of adjusted net assets and external borrowings of £21,196 million is 38%.

                  (9)
                  In calculating the Aviva Group's financial leverage ratio on a S&P basis, "external borrowings" and "adjusted net assets on a MCEV basis" have been calculated as follows:

	Aviva Group as at 30 June 2014	Friends Life Group as at 30 June 2014	Acquisition adjustments Note b	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m
Core structural borrowings	4,833	1,009	—	5,842
Direct capital instruments and fixed rate tier 1 notes	1,382	—	—	1,382
Preference share capital	200	—	—	200
Preference shares in General Accident plc	250	—	—	250
Step-up Tier one Insurance Capital Securities at fair value	—	497	—	497
External borrowings	6,665	1,506	—	8,171

Net assets on a MCEV basis (excluding Lombard)	17,797	5,415	(208)	23,004
Core structural borrowings valuation adjustment (Note a)	—	162	—	162
Less:
Direct capital instruments and fixed rate tier 1 notes	(1,382)	—	—	(1,382)
Preference share capital	(200)	—	—	(200)
Preference shares in General Accident plc	(250)	—	—	(250)
2014 interim dividend	(172)	(100)	—	(272)
Adjusted net assets on a MCEV basis	15,793	5,477	(208)	21,062

Adjusted net assets on a MCEV basis plus external borrowings	22,458			29,233

                The Aviva Group's financial leverage ratio on a S&P basis is defined as the ratio of external borrowings (as described in the table above), to the total of external borrowings and adjusted net assets on a MCEV basis (both as described in the table above) where:

                  •
                  for the Aviva Group as at 30 June 2014, the ratio of external borrowings of £6,665 million to the total of adjusted net assets and external borrowings of £22,458 million is 30%; and

                  •
                  for the Pro forma Enlarged Aviva Group, the ratio of external borrowings of £8,171 million to the total of adjusted net assets and external borrowings of £29,233 million is 28%.

                  (a)
                  This reflects an adjustment of £162 million to align the value of Friends Life Group's core structural borrowings included within Friends Life's MCEV net assets (excluding Lombard) of £1,171 million as reported to the value of £1,009 million included in "external borrowings" (as described in the table above).

                  (b)
                  This reflects the difference of £208 million between Friends Life's net assets on a MCEV basis (excluding Lombard) as reported of £5,415 million, and £5,207 million representing the total consideration of £5,286 million net of transaction costs of £82 million and a related current tax credit of £3 million.

B.9	Profit forecast or estimate	Not applicable. Neither the Company nor Friends Life has made a profit forecast or estimate.

SECTION B—COMPANY
Element	Disclosure Requirement	Disclosure
B.10	A description of the nature of any qualifications in the report on the historical financial information	Not applicable. There are no qualifications included in any audit report on the historical financial information included in this document.
B.11	Working capital—qualifications	In the opinion of the Company, the working capital available to the Aviva Group is sufficient for its present requirements, that is for at least the next 12 months following the date of this document.

In the opinion of the Company, the working capital available to the Enlarged Aviva Group is sufficient for its present requirements, that is for at least the next 12 months following the date of this Prospectus.

SECTION C—SHARES
Element	Disclosure Requirement	Disclosure
C.1	Type and class of securities	When admitted to trading, the New Aviva Shares will be registered with ISIN number GB0002162385 and SEDOL number 0216238. The New Aviva Shares will be traded on the London Stock Exchange under the ticker symbol "AV.". The New Aviva Shares will, on Admission, together with the Ordinary Shares, comprise the entire issued ordinary share capital of the Company.
C.2	Currency of the issue of securities	The currency of the New Aviva Shares is Great British Pounds sterling.
C.3	Number of issued and fully paid Ordinary Shares
As at 15 January 2015 (being the latest practicable date prior to the publication of this document), the nominal value of the total issued ordinary share capital of the Company is £737,689,628 divided into 2,950,758,512 Ordinary Shares of 25 pence each, which are issued fully paid.
C.4	Description of the rights attaching to the Ordinary Shares
The Ordinary Shares rank equally for voting purposes. On a show of hands, each Aviva Shareholder has one vote and on a poll each Aviva Shareholder has one vote for every Ordinary Share held.
Each Ordinary Share ranks equally for any dividend declared or any distributions made on a winding up of the Company.
Each Ordinary Share ranks equally in the right to receive a relative proportion of shares in the case of a capitalisation of reserves.
C.5	Restrictions on the free transferability of the Ordinary Shares	The Ordinary Shares are freely transferable and there are no restrictions on transfer in the United Kingdom.

SECTION C—SHARES
Element	Disclosure Requirement	Disclosure
C.6	Admission	The existing Ordinary Shares are currently admitted to trading on the London Stock Exchange's main market for listed securities. Application will be made to the FCA for all of the New Aviva Shares to be admitted to the premium listing segment of the Official List of the FCA and to London Stock Exchange plc for such New Aviva Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. No application has been made or is currently intended to be made for the New Aviva Shares to be admitted to listing or trading on any other exchange.
C.7	Dividend policy
Assuming that all shareholder and regulatory approvals are received and the Proposed Acquisition completes, Scheme Shareholders who are on the Friends Life shareholder register at the Friends Life Dividend Record Date will be entitled to receive, in place of Friends Life's 2014 final dividend, Friends Life's proposed second interim dividend of 24.1p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life's 2013 final dividend and 2013 full year dividend, respectively. Scheme Shareholders will have no entitlement to Aviva's proposed 2014 final dividend, regardless of whether or not (and of when) the Proposed Acquisition completes.

The Directors propose to pay a 2014 final dividend of 12.25p per share, representing a 30% increase compared to the 2013 final dividend per share, and resulting in a 2014 full year dividend of 18.1p per share. As noted above, Scheme Shareholders will have no entitlement to Aviva's proposed 2014 final dividend, regardless of whether or not (and of when) the Proposed Acquisition completes.

In the medium term, Aviva intends to move dividend cover to approximately 2x operating EPS on an IFRS basis. The Directors believe the Proposed Acquisition would be broadly neutral to Aviva's operating EPS once full run-rate synergies are achieved.

SECTION D—RISKS
Element	Disclosure Requirement	Disclosure
D.1	Key information on the key risks that are specific to the Enlarged Aviva Group or its industry

•

The Aviva Group and the Friends Life Group hold substantial asset portfolios to meet future policyholder claims and have funding obligations to defined benefit staff pension schemes. Declines in the value of those asset portfolios or the assets held by the defined benefit staff pension schemes as a result of widening corporate bond and sovereign bond spreads, defaults or increased expectations of defaults on corporate bonds, sovereign bonds and commercial mortgages and falls in equity and property markets may materially adversely affect business performance and financial condition.

•

The Aviva Group and, to a lesser degree, the Friends Life Group have large in-force annuity portfolios and have funding obligations to defined benefit staff pension schemes. Increases in longevity would increase the expected liabilities under these contracts and in these pension schemes potentially materially adversely impacting business performance and financial condition.

SECTION D—RISKS
Element	Disclosure Requirement	Disclosure

•

The Aviva Group and the Friends Life Group have sold and continue to sell long-term savings, pensions and protection contracts. Changes in the proportion of customers lapsing, surrendering or cancelling their contracts may have a material adverse impact on business performance and financial condition.

• The Aviva Group sells general insurance business and so is exposed to increases in claim frequencies and amounts.
• The Friends Life Group owns a distribution network which may be subject to past and future claims relating to advice or services provided to retail customers.

•

The Aviva Group and the Friends Life Group rely on the data held and the processes and IT systems in place to administer their customers' premiums, claims and investments. The failure or corruption of the data, processes or systems, some of which are outsourced, could have a material adverse impact on the service provided to their customers or distribution partners and affect their business performance and financial condition.

•

The Aviva Group and the Friends Life Group operate in highly competitive and regulated environments. Increased competition, changes to tax rules or increased regulation to restrict activities, increase compliance costs, reduce the attractiveness of products or reduce margins in key markets may, materially and adversely, impact business performance and financial condition. In addition, the Aviva Group and the Friends Life Group may experience a decreased demand for annuities in the United Kingdom due to proposed changes in UK law. Although it is proposed that the main changes will not take effect until April 2015, sales of annuities in the United Kingdom have already been impacted which may materially adversely affect business performance and financial condition.

•

The Aviva Group and the Friends Life Group will both be subject to Solvency II from 1 January 2016. This is a fundamental change to the prudential regulatory environment and uncertainties remain over the detailed implementation of the new regime. As such, and while preparations are still underway, Solvency II may have a material impact on business performance and financial condition.

•

The Enlarged Aviva Group may fail to realise the business growth opportunities, margin benefits and other synergies anticipated from, or may incur unanticipated costs associated with, the Proposed Acquisition.

•

The Enlarged Aviva Group's future prospects will, in part, be dependent on its ability to integrate the Aviva Group and the Friends Life Group effectively, including the successful integration of employees and IT and operational systems. It is possible that failure to retain certain individuals during the integration period will affect the ability to integrate the Aviva Group and the Friends Life Group successfully into the Enlarged Aviva Group and could have a material adverse effect on the Enlarged Aviva Group's results of operations, financial conditions and/or prospects.

SECTION D—RISKS
Element	Disclosure Requirement	Disclosure
D.3	Key information on the key risks that are specific to the Enlarged Aviva Group Shares

•

Completion of the Proposed Acquisition is conditional upon FCA and PRA regulatory approval in the United Kingdom and upon additional regulatory approvals in other markets in which the Friends Life Group operates. There is no guarantee that such approvals will be obtained (and the FCA, the PRA or other regulators may attach additional conditions to their approval of the Proposed Acquisition). Failure to obtain the necessary approvals would result in the Proposed Acquisition not being completed and the satisfaction of any additional conditions imposed by the various regulators might delay or prevent the realisation of certain synergies identified by the parties or otherwise impact the Enlarged Aviva Group's strategy and operations.

• The sale of Enlarged Aviva Group Shares by substantial Enlarged Aviva Group Shareholders could depress the price of the shares.

•

The price of the Enlarged Aviva Group Shares may be volatile and may be affected by a number of factors, some of which are beyond Aviva's control, which could cause the value of the Enlarged Aviva Group Shares to decline.

• Holders of Enlarged Aviva Group Shares may earn a negative or no return on their investment in the Enlarged Aviva Group.

SECTION E—OFFER
Element	Disclosure Requirement	Disclosure
E.1	Total net proceeds and estimated total expenses
There are no net proceeds receivable by the Company.

The total costs and expenses relating to the issue of this document, the Circular and to the negotiation, preparation and implementation of the Proposed Acquisition are estimated to amount to approximately £32.4 million (excluding VAT) and are payable by the Company.
E.2a	Reasons for the Offer, use of proceeds and estimated net amount of the proceeds
Not applicable. There is no offer of the Company's securities. There are no proceeds (and therefore no estimated net amount of the proceeds) receivable by the Company as a result of the Proposed Acquisition.

The proposed issue of New Aviva Shares by the Company to which this Prospectus relates is being made in connection with the proposed recommended all-share offer by the Company for the entire issued and to be issued ordinary share capital of Friends Life.

The Proposed Acquisition will be effected by way of a Court-sanctioned scheme of arrangement of Friends Life under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) pursuant to which Aviva will acquire the entire issued and to be issued ordinary share capital of Friends Life.

Over the past two years, Aviva has undertaken a major transformation, creating significant value for its shareholders. The Proposed Acquisition has a financial and strategic rationale that would accelerate Aviva's transformation in line with its investment thesis, "cash flow plus growth".

SECTION E—OFFER
Element	Disclosure Requirement	Disclosure

The Proposed Acquisition is expected to increase the quantum, resilience and diversification of the Aviva Group's cash flows and improve Aviva's ability to invest for growth in its chosen markets and products, leveraging the respective strengths of Aviva and Friends Life to establish a compelling opportunity to create value for both Aviva and Friends Life shareholders.
E.3	Terms and conditions of the Offer	On 2 December 2014, the boards of Aviva and Friends Life announced that they had agreed the terms of a recommended all-share acquisition of Friends Life by Aviva.
The terms of the Proposed Acquisition will provide each Scheme Shareholder (other than Restricted Shareholders) with 0.74 New Aviva Shares in exchange for each Friends Life Share held.

The Proposed Acquisition is subject to the Conditions and certain further terms and will only become Effective if, among other things, the following events occur on or before 31 July 2015 or such later date as Aviva and Friends Life may agree and (if required) the Court and the Panel may allow:

(a) approval of the Scheme by a majority in number of the Scheme Shareholders (other than Non-Voting Persons) (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Court Meeting, representing not less than 75% in value of the Scheme Shares voted by such Scheme Shareholders and such meeting being held not later than 17 April 2015, being the date falling 22 days after the date for which the Court Meeting is originally convened (or such later date, if any, as Aviva and Friends Life may agree and the Court may allow);

(b) all resolutions necessary to approve and implement the Scheme and to approve certain related matters being duly passed by the requisite majority or majorities at the General Meeting of Friends Life and such meeting being held not later than 17 April 2015, being the date falling 22 days after the date for which the General Meeting of Friends Life is originally convened (or such later date, if any, as Aviva and Friends Life may agree and the Court may allow);

(c) the sanction of the Scheme with or without modification (but subject to any such modification being acceptable to Aviva and Friends Life) by the Court and the Guernsey Court Hearing to sanction the Scheme being held on or before 2 May 2015, being the date falling 22 days after the expected date of the Guernsey Court Hearing as set out in this document (or such later date as Aviva and Friends Life may agree and the Court may allow);
(d) anti-trust clearance being received from the European Commission;
(e) PRA, FCA, HK SFC and GFSC approval of the Proposed Acquisition (or deemed approval, whether by no objection being made in respect of the Proposed Acquisition or otherwise);

(f) the resolutions of Aviva Shareholders required to approve the Proposed Acquisition and confer authority for the issue and allotment of the New Aviva Shares to be issued in connection with the Proposed Acquisition, in each case, being duly passed at the General Meeting of Aviva by the requisite majority of Aviva Shareholders; and

SECTION E—OFFER
Element	Disclosure Requirement	Disclosure

(g) the UK Listing Authority having acknowledged to Aviva or its agent (and such acknowledgement not having been withdrawn) that the application for the admission of the New Aviva Shares to listing on the premium segment of the Official List has been approved and (subject to satisfaction of any conditions to which such approval is expressed) will become effective as soon as a dealing notice has been issued by the UK Listing Authority and such conditions have been satisfied and the London Stock Exchange having acknowledged to Aviva or its agent (and such acknowledgement not having been withdrawn) that the New Aviva Shares will be admitted to trading on the London Stock Exchange's main market for listed securities.
E.4	Material interests to the Offer
Immediately following Admission, the following persons will be interested directly or indirectly in 3% or more of the voting rights in respect of the issued ordinary share capital of the Company and based on the assumptions that the holdings of such persons in Aviva or Friends Life (as relevant) as at 15 January 2015 (being the latest practicable date prior to the publication of this document) do not change, 1,105,000,000 New Aviva Shares are issued in connection with the Proposed Acquisition and that no other issues of Ordinary Shares occur between the date of this document and Admission:

Name	Number of Ordinary Shares	Percentage of total issued Enlarged Aviva Group Shares
BlackRock Inc.	287,011,918	7.08%
Franklin Resources, Inc.	154,375,966	3.81%
Legal & General Investment Management Ltd	141,443,889	3.49%
Schroders Plc	140,966,523	3.48%

E.5	Selling shareholders and Lock-ups	Not applicable. The Proposed Acquisition comprises an issue of New Aviva Shares in connection with the acquisition of the entire issued and to be issued ordinary share capital of Friends Life. There are no lock-up agreements.
E.6	Dilution resulting from the Proposed Acquisition
Assuming the issue of 1,105,000,000 New Aviva Shares pursuant to the Proposed Acquisition, the existing Ordinary Shares will represent 73% of the total issued Enlarged Aviva Group Shares immediately following Admission.
E.7	Estimated expenses charged to the investor
Not applicable. There are no commissions, fees or expenses to be charged to investors by the Company because the New Aviva Shares are being offered in exchange for the entire issued and to be issued ordinary share capital in Friends Life.

PART II

RISK FACTORS

Acquiring and holding the New Aviva Shares involves a number of financial and other risks. Prior to acquiring the New Aviva Shares in accordance with the Proposed Acquisition, the Friends Life Shareholders should consider carefully the factors and risks associated with acquiring and holding the New Aviva Shares, or investing in the Aviva Group's business and the industry in which it operates, together with all other information contained in this Prospectus and the Scheme Document including, in particular, the risk factors described below. This section describes risk factors considered by the Company to be material in relation to the Aviva Group and the Friends Life Group as discrete groups. These risks will, following completion of the Proposed Acquisition, be equally relevant to the Enlarged Aviva Group.

Prospective investors should note that the risks relating to the Aviva Group, the Friends Life Group, the Enlarged Aviva Group, their industries, the New Aviva Shares or the Proposed Acquisition summarised in the section of this document headed "Summary Information" are the risks that the Company believes to be the most essential to an assessment by a prospective investor of whether to consider acquiring the New Aviva Shares in accordance with the Proposed Acquisition. However, as the risks which the Aviva Group, the Friends Life Group and the Enlarged Aviva Group face relate to events and depend on circumstances that may or may not occur in the future, prospective investors should consider not only the information on the key risks summarised in the section of this document headed "Summary Information" but also, among other things, the risks and uncertainties described below.

The following is not an exhaustive list or explanation of all risks which prospective investors may face and should be used as guidance only. Additional risks and uncertainties relating to the New Aviva Shares, the Aviva Group, the Friends Life Group, the Enlarged Aviva Group or the Proposed Acquisition that are not currently known to the Company, or that it currently deems immaterial, may individually or cumulatively also have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's, business, prospects, results of operations and financial position and, if any such risk should occur, the price of the New Aviva Shares may decline and holders of the Enlarged Aviva Group Shares could therefore lose all or part of their investment. Prospective investors should consider carefully whether acquiring and holding the New Aviva Shares is suitable for them in light of the information in this Prospectus, the Scheme Document and their personal circumstances.

The order in which the following risk factors are presented does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their potential material adverse effect on the Aviva Group's and/or the Enlarged Aviva Group's business, results of operations, financial condition and prospects, or the market price of the New Aviva Shares.

RISKS RELATED TO THE AVIVA GROUP, THE FRIENDS LIFE GROUP AND THE ENLARGED AVIVA GROUP

On-going difficult conditions in the global financial markets and the economy generally may adversely affect the Aviva Group's or the Friends Life Group's financial position and results of operations, and these conditions may continue in respect of the Enlarged Aviva Group following completion of the Proposed Acquisition.

The Aviva Group's and the Friends Life Group's financial position and results of operations are materially affected by uncertainty in the worldwide financial markets and macro-economic conditions generally. A wide variety of factors, including concerns over slowing growth, high sovereign debt within, and to a lesser degree outside, the Eurozone, the stability and solvency of financial institutions, longer-term low interest rates in developed markets, inflationary threats as well as geopolitical issues in, and emanating from, the Middle East, Russia and North Africa, have contributed to increased volatility in the financial markets in recent years and have diminished growth expectations for the global economy going forward. Global fixed income markets continue to experience periods of both volatility and limited market liquidity, which have affected a broad range of asset classes and sectors.

Factors relating to general economic conditions (such as consumer spending, business investment, government spending, exchange rates and commodity prices) uncertainty over the United Kingdom's continued membership of and influence in the European Union ("EU"), the volatility and strength of both debt and equity markets, and inflation, all affect the profitability of the Aviva Group's and the Friends Life

Group's respective businesses. In a sustained economic phase of low growth and high public debt, characterised by higher unemployment, lower household income, lower corporate earnings, lower business investment and lower consumer spending, the demand for financial and insurance products could be adversely affected. In addition, the Aviva Group and the Friends Life Group may experience an elevated incidence of claims or surrenders of policies or claims of mis-selling. Any potential material adverse effect will also be dependent upon customer behaviour and confidence. Following completion of the Proposed Acquisition, these factors (or any of them) could have a material adverse effect on the Enlarged Aviva Group's business, financial condition and results of operations.

As a result of these market exposures, the financial position and results of operations of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group, may be subject to significant volatility, and there can be no assurance as to the effects of this volatility, particularly if it is prolonged, on financial position or results of operations. Such effects may include, inter alia: (i) a general reduction in business activity and market volumes which affects fees, commissions and margins from customer-driven transactions and revenues, and from sales of insurance products; (ii) market downturns which are likely to reduce the volume and valuations of assets managed on behalf of clients, thereby reducing asset-based and performance-based fees; (iii) reduced market liquidity, limiting trading and arbitrage opportunities and impediments for managing risks, impacting both trading income and performance-based fees; (iv) a reduced value in assets held for own account as trading positions could continue to fall in value; (v) increased impairments and defaults on credit exposures and on trading and investment positions, which losses may be exacerbated by falling collateral values; (vi) increased collateral requirements under derivative and other financial instruments; (vii) increased costs of hedging against market risks such as equity or interest rate exposure; (viii) pressure to reduce equity and/or debt investments or maintain additional capital in respect of such holdings; (ix) an increase in technical provisions and capital requirements in response to market-related stress tests; and (x) a requirement to hold a larger proportion of liquid assets in order to off-set the impact of a reduction in market liquidity on a company's ability to meet payment obligations.

The interdependence of financial institutions means that the failure of a sufficiently large and influential financial institution could materially disrupt securities markets or clearance and settlement systems in the markets. This could cause severe market decline or volatility. Such a failure could also lead to a chain of defaults by counterparties that could materially adversely affect the Aviva Group and the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group. This risk, known as "systemic risk", could adversely impact future product sales as a result of reduced confidence in the financial services industry. It could also reduce results because of market decline and write-downs of assets and claims on third parties.

As global businesses, the Aviva Group and the Friends Life Group are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for the Aviva Group's and the Friends Life Group's products and services, the value of the Aviva Group's and the Friends Life Group's investment portfolios and the credit quality of local counterparties. These local political, regulatory and economic conditions, business risks and challenges will continue for the Enlarged Aviva Group.

The Aviva Group offers (and, following completion of the Proposed Acquisition, the Enlarged Aviva Group will offer) its products and services in Europe (including the United Kingdom), North America and the Asia Pacific region through wholly owned and majority-owned subsidiaries, joint ventures, companies in which the Aviva Group holds non-controlling equity stakes, agents and independent contractors. The Friends Life Group also offers its products and services in Europe (including the United Kingdom), the Middle East and Asia. The Aviva Group's and, to a lesser degree, the Friends Life Group's international operations expose them to different local political, regulatory, business and financial risks and challenges which may affect the demand for their products and services, the value of their investment portfolios, the required levels of capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which the Aviva and Friends Life Groups operate, discriminatory regulation, credit risks of the Aviva Group's and the Friends Life Group's counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in markets in which the Aviva and Friends Life Groups are present and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which it is conducting business through entities which it does not control.

Following completion of the Proposed Acquisition, these factors (or any one of them) could have a material adverse effect on the Enlarged Aviva Group's business, financial condition and results of operations. Some of the Aviva Group's and the Friends Life Group's international insurance operations are, and the Enlarged Aviva Group's international insurance operations are likely to continue to be, in emerging markets where these risks are heightened. The Enlarged Aviva Group's overall success as a global business depends, in part, upon the Enlarged Aviva Group's ability to succeed in different economic, social and political conditions.

Credit risks relating to the Aviva Group's and the Friends Life Group's respective businesses

Market developments and government actions regarding the sovereign debt crisis in Europe, particularly in Greece, Ireland, Italy, Portugal and Spain, could have a material adverse effect on the Aviva Group's and the Friends Life Group's results of operations, financial condition and liquidity.

The continued uncertainty over the outcome of various EU and international financial support programmes, and the possibility that other EU Member States may experience similar financial pressures, could further disrupt global markets. In particular, this crisis has disrupted, and could further disrupt, equity and fixed income markets, and has resulted in volatile bond yields on the sovereign debt of EU members.

The issues arising out of the current sovereign debt crisis may transcend Europe, cause investors to lose confidence in the safety and soundness of European financial institutions and the stability of European member economies, and likewise affect UK and U.S. based financial institutions, the stability of the global financial markets and any economic recovery. The Aviva Group and the Friends Life Group hold investments in both UK and non-UK securities.

If an EU Member State were to default on its obligations or to seek to leave the Eurozone, or if the Eurozone were broken up entirely, the impact on the financial and currency markets would be significant and could impact materially all financial institutions, including the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group. Past political negotiations in the United States over raising the U.S. debt ceiling indicate that a risk of sovereign debt default and the potential adverse impact on global markets which could result from this, is not limited to the Eurozone. Such events could adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business and results of operations, financial condition and liquidity.

Credit spread volatility may adversely affect the net unrealised value of the Aviva Group's and the Friends Life Group's investment portfolio and the Aviva Group's and the Friends Life Group's results of operations.

The Aviva Group's and the Friends Life Group's exposure to credit spreads primarily relates to market price variability associated with changes in credit spreads in the Aviva Group's and the Friends Life Group's respective investment portfolios, which are largely held to maturity. Credit spread moves may be caused by changes in the perception of the creditworthiness of the issuer, or from market factors such as the market's risk appetite and liquidity. A widening of credit spreads will generally reduce the value of fixed income securities the Aviva Group and the Friends Life Group hold. Conversely, credit spread tightening will generally increase the value of fixed income securities the Aviva Group and the Friends Life Group hold. It can be difficult to value certain of the Aviva Group's and the Friends Life Group's securities if trading becomes less liquid. Accordingly, valuations of investments may include assumptions or estimates that may have significant period to period changes that could have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's consolidated results of operations or financial condition. Downturns in the net unrealised value of the Aviva Group's or the Friends Life Group's investment portfolio may also have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's regulatory capital surplus based on the EU Insurance Directives and under the individual capital assessment required by the Prudential Regulation Authority ("PRA") in the United Kingdom. Although the Aviva Group's and the Friends Life Group's financial statements reflect the market value of assets, the Aviva Group's and the Friends Life Group's priority remains the management of assets and liabilities over the longer term, and this will continue in respect of the Enlarged Aviva Group following completion of the Proposed Acquisition.

Losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, could adversely affect the value of the Aviva Group's and the Friends Life Group's investments and reduce the Aviva Group's and the Friends Life Group's profitability and shareholders' equity.

The Aviva Group and the Friends Life Group choose to take and manage credit risk through investment assets partly to increase returns to policyholders whose policies the assets back, and partly to optimise the return for shareholders.

The Aviva Group and the Friends Life Group have a significant exposure to third parties that owe them money, securities or other assets who may not perform under their payment obligations. These parties include private sector and government (or government-backed) issuers whose debt securities the Aviva Group or the Friends Life Group, as applicable, hold in their investment portfolios (including mortgage-backed, asset-backed, government bonds and other types of securities), borrowers under residential and commercial mortgages and other loans, re-insurers to which the Aviva Group or the Friends Life Group has ceded insurance risks, customers, trading counterparties, and counterparties under swap and other derivative contracts. The Aviva Group and the Friends Life Group also execute transactions with other counterparties in the financial services industry, including brokers and dealers, commercial and investment banks, hedge funds and other investment funds, insurance groups and institutions. Many of these transactions expose the Aviva Group and the Friends Life Group to credit risk in the event of default of their respective counterparty.

In addition, with respect to secured transactions, the Aviva Group's or the Friends Life Group's credit risk may be increased when the collateral held by them cannot be realised or is liquidated at prices insufficient to recover the full amount of the loan or other value due. The Aviva Group and the Friends Life Group also have exposure to financial institutions in the form of unsecured debt instruments and derivative transactions. Such losses or impairments to the carrying value of these assets could materially and adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's financial condition and results of operations.

The Aviva Group and the Friends Life Group use reinsurance and hedging programmes to hedge various risks, including certain guaranteed minimum benefits contained in many of their respective long-term insurance and fund management products. These programmes cannot eliminate all of the risks and no assurance can be given as to the extent to which such programmes will be effective in reducing such risks. The Aviva Group and the Friends Life Group enter into a variety of derivative instruments, including options, forwards, interest rate and currency swaps, with a number of counterparties. The Aviva Group's and the Friends Life Group's obligations under their respective fund management and life products may not be changed by their respective hedging activities and the Aviva Group or the Friends Life Group, as applicable, are liable for their obligations even if their derivative counterparties do not pay. Defaults by such counterparties could have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's financial condition and results of operations.

The Aviva Group and the Friends Life Group are also susceptible to an adverse financial outcome from a change in third party credit standing. As well as having a potential impact on asset values and, as a result, the Aviva Group's and the Friends Life Group's financial condition and results of operations, credit rating movements can also impact on the regulatory solvency of the Aviva Group and the Friends Life Group where capital requirements are linked to the credit rating of the investments held. Following completion of the Proposed Acquisition, such movements could impact on the Enlarged Aviva Group's solvency, profitability and shareholders' equity.

Market risks relating to the Aviva Group's and the Friends Life Group's respective businesses

Changes in interest rates may cause policyholders to surrender their contracts, reduce the value of the Aviva Group's and the Friends Life Group's investment portfolios and may have an adverse impact on their asset and liability matching, which could adversely affect their results of operations and financial condition.

Interest rates are highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations, inflationary factors, fiscal deficits, trade surpluses or deficits, regulatory requirements and other factors beyond the control of the Aviva Group, the Friends Life Group or, following completion of the Proposed Acquisition, the Enlarged Aviva Group.

The Aviva Group's and the Friends Life Group's exposure to interest rate risk relates primarily to the market price and cash flow variability of assets and liabilities associated with changes in interest rates.

Some of the Aviva Group's and the Friends Life Group's products, principally traditional participating products, universal life insurance and annuities expose the Aviva Group or the Friends Life Group, as applicable, to the risk that changes in interest rates will reduce their 'spread', or the difference between the amounts that the Aviva Group or the Friends Life Group is required to pay under the contracts and the rate of return the Aviva Group or the Friends Life Group is able to earn on investments intended to support obligations under the contracts. The Aviva Group's and the Friends Life Group's spreads are a key component of their respective net incomes, and this will continue to be the case for the Enlarged Aviva Group following completion of the Proposed Acquisition.

As interest rates decrease or remain at low levels, the Aviva Group and the Friends Life Group may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, reducing their investment return.

Moreover, borrowers may prepay or redeem the fixed-income securities, commercial mortgages and mortgage-backed securities in the Aviva Group's and the Friends Life Group's respective investment portfolios with greater frequency in order to borrow at lower market rates which increases this risk. Lowering interest crediting or policyholder bonus rates can help offset decreases in investment margins on some products. However, the Aviva Group's and the Friends Life Group's ability to lower these rates could be limited by competition or by contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, the Aviva Group's and the Friends Life Group's spread could decrease or potentially become negative. The Aviva Group's and the Friends Life Group's expectation for future spreads is an important component in the amortisation of policy acquisition costs, and significantly lower spreads may cause the Aviva Group and the Friends Life Group to accelerate amortisation, thereby reducing net income in the affected reporting period.

In addition, during periods of declining interest rates, the guarantees within existing life insurance and annuity products may be more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year, during a period when the Aviva Group's and the Friends Life Group's new investments carry lower returns. Accordingly, during periods of declining interest rates, profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on the Aviva Group's and the Friends Life Group's respective investment portfolios.

Increases in market interest rates could also negatively affect the Aviva Group's and the Friends Life Group's profitability. This could arise as the accommodative monetary policies of central banks, in particular the U.S. Federal Reserve and the Bank of England, are wound down or stopped. Surrenders of life insurance policies may increase as policyholders seek higher returns and higher guaranteed minimum returns. Obtaining cash to satisfy these surrenders may require the Aviva Group or the Friends Life Group to liquidate fixed maturity investments at a time when market prices for those assets are depressed which may result in realised investment losses. Regardless of whether the Aviva Group or the Friends Life Group realises an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease its net income. Premature withdrawals may also cause it to accelerate amortisation of policy acquisition costs, which would also reduce its net income.

The Aviva Group's and the Friends Life Group's mitigation efforts with respect to interest rate risk are primarily focused on maintaining an investment portfolio with diversified maturities that has a weighted average duration approximately equal to the duration of the Aviva Group's and the Friends Life Group's estimated liability cash flow profile. However, it may not be possible for Aviva Group or the Friends Life Group's (or, following completion of the Proposed Acquisition, for the Enlarged Aviva Group) to hold assets that will provide cash flows to exactly match those relating to policyholder liabilities, in particular in jurisdictions with less developed bond markets and in certain markets where regulated surrender value or maturity values are set with reference to the interest rate environment prevailing at the time of policy issue. This is due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of suitable duration. This results in a residual asset/liability mismatch risk that can be managed but not eliminated. In addition, the Aviva Group's and the Friends Life Group's estimate of the liability cash flow profile may be inaccurate for other reasons, such as varying mortality or morbidity or, in the case of the Aviva Group, general insurance claims, and the Aviva Group or Friends Life group may be forced to liquidate investments prior to maturity at a loss in order to cover the liability. Such a loss could have a material adverse effect on the Aviva Group's or the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations and financial condition.

Changes in short- or long-term inflation may cause policyholders to surrender their contracts, increase the size of the Aviva Group's and the Friends Life Group's claims payments and expenses and reduce the value of the Aviva Group's and the Friends Life Group's investments, which could adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations and financial condition.

The Aviva Group and the Friends Life Group are subject to inflation risk through their holdings of fixed interest and other investments and as a result of the potential for the cost of claims and expenses to rise faster than anticipated in the Aviva Group's and the Friends Life Group's respective pricing or reserving. Changes in inflation could also affect the value perceived to be offered by the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's policies and so adversely affect persistency levels.

Falls in equity or property prices could have an adverse impact on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's investment portfolio and impact on their results of operations and shareholders' equity.

The Aviva Group and the Friends Life Group are subject to equity and property price risk due to holdings of equities and investment properties in a variety of locations worldwide. Downturns in equity markets will depress equity prices and have a negative impact on the Aviva Group's and the Friends Life Group's capital position in that unrealised losses in its net investment portfolio will increase, and the Aviva Group's and the Friends Life Group's defined benefit pension scheme surplus/deficit will reduce/increase as the market value of scheme assets invested in equities decreases.

Downturns and volatility in equity markets can have a material adverse effect on the revenues and returns from the Aviva Group's and the Friends Life Group's unit-linked, participating and fund management businesses. The Aviva Group's and the Friends Life Group's unit-linked and fund management businesses depend on fees related primarily to the value of assets under management and would therefore be reduced by declines in equity and property markets. Profits could also be reduced as a result of current investors withdrawing investments or reducing their rates of on-going investment with the Aviva Group's and the Friends Life Group's funds, or switching to lower risk funds generating lower income, or as a result of the fund management companies failing to attract funds from new investors. Similarly, bonuses credited to participating policyholders will reduce following declines in equity and property markets and this will generally also lead to reductions in transfers to shareholders.

Downturns in equity markets may also have a material adverse effect on the Aviva Group's and the Friends Life Group's regulatory capital surplus as measured under the EU Insurance Directives and under the individual capital assessment required by the PRA in the United Kingdom. The Aviva Group and the Friends Life Group provide certain guarantees within some of their products that protect policyholders against significant downturns in the equity markets. In volatile or declining equity market conditions, the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may need to increase liabilities for future policy benefits and policyholder account balances, negatively affecting net income.

For property investment, the Aviva Group and the Friends Life Group are subject to counterparty, valuation and liquidity risks. These investments may be adversely affected by weakness in property markets and increased mortgage delinquencies. The Aviva Group and the Friends Life Group are also subject to property risk indirectly in their investments in residential mortgage-backed securities and commercial mortgage-backed securities and covered bonds. There is the risk that the underlying collateral may fall in value causing the investment in securities to fall in value. The markets for these property investments and instruments can become illiquid, and issues relating to counterparty credit ratings and other factors may increase pricing and valuation uncertainties. The Aviva Group is indirectly exposed to property risk through its UK commercial finance lending.

Fluctuations in currency exchange rates may adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations and financial condition.

The Aviva Group and, to a lesser degree, the Friends Life Group operates internationally and is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. For the year ended 31 December 2013, more than half of the Aviva Group's premium income from continuing operations arose in currencies other than sterling, and its net assets were denominated in a variety of currencies, of which the largest are the euro, sterling and Canadian dollar. For the year ended 31 December 2013, approximately 7% of the Friends Life Group's premium income from continuing operations arose in currencies other than sterling. In managing the Aviva Group's foreign currency exposures, it does not hedge revenues as these are substantially retained locally to support the growth of the business and meet local regulatory and market requirements. Nevertheless, the effect of exchange rate fluctuations on local operating results could lead to significant fluctuations in the Aviva Group's consolidated financial statements upon translation of the results into sterling. Although the Aviva Group takes certain actions to address this risk, foreign currency exchange rate fluctuation could materially adversely affect its reported results due to unhedged positions or the failure of hedges to effectively offset the impact of the foreign currency exchange rate fluctuation. Any adverse foreign currency exchange fluctuation may also have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's regulatory capital surplus based on the EU Insurance Directives and under the individual capital assessment required by the PRA in the United Kingdom.

Market fluctuations may cause the value of options and guarantees embedded in some of the Aviva Group's and the Friends Life Group's life insurance products to exceed the value of the assets backing their reserves, which could adversely affect their and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations or financial condition.

As a normal part of their respective operating activities, various Aviva Group and Friends Life Group companies have given guarantees and options, including interest rate and investment return guarantees, in respect of certain long-term insurance and fund management products. In providing these guarantees and options, the Aviva Group's and the Friends Life Group's capital positions are sensitive to fluctuations in financial variables, including foreign currency exchange rates, interest rates, property values and equity prices.

Interest rate guaranteed returns, such as those available on guaranteed annuity options, are sensitive to interest rates falling below the guaranteed level. Other guarantees, such as maturity value guarantees and guarantees in relation to minimum rates of return, are sensitive to fluctuations in the investment return below the level assumed when the guarantee was made.

Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to net income. The Aviva Group and the Friends Life Group use reinsurance and derivative instruments to mitigate some of the liability exposure and the volatility of net income associated with these liabilities, and while the Aviva Group believe these and other actions mitigate the risks related to these benefits, they remain liable for the guaranteed benefits in the event that reinsurers or derivative counterparties are unable or unwilling to pay.

The Aviva Group and the Friends Life Group are also subject to the risk that the cost of hedging these guaranteed minimum benefits increases, resulting in a reduction to net income. In addition, the Aviva Group and the Friends Life Group are subject to the risk that unanticipated policyholder behaviour or mortality, combined with adverse market events, produces economic losses beyond the scope of the risk management techniques employed. These, individually or collectively, may have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations, financial condition or liquidity.

Asset management risks relating to the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's businesses

The Aviva Group's and the Friends Life Group's fund management businesses may be affected by the poor investment performance of the funds they manage (as applicable).

Poor investment returns in the Aviva Group's investment management business, due either to general market conditions or underperformance (relative to competitors or to benchmarks) by funds or accounts that the Aviva Group manages, may adversely affect the Aviva Group's ability to retain existing assets and to attract new clients or additional assets from existing clients. The ability of the Aviva Group's investment team to deliver strong investment performance depends in large part on its ability to identify appropriate investment opportunities in which to invest client assets. If the investment team for any of the Aviva Group's strategies is unable to identify sufficient appropriate investment opportunities for existing and new client assets on a timely basis, the investment performance of the strategy could be adversely affected. The risk that sufficient appropriate investment opportunities may be unavailable is influenced by a number of factors, including general market conditions, and is likely to increase as the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's assets under management increase, particularly if these increases occur very rapidly. The Friends Life Group has an in-house asset management business managing only Friends Life assets and so will also be exposed to some of the risks highlighted above. This could adversely affect the management and incentive fees that the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group earns on assets under management.

Failure to comply with client contractual requirements and/or guidelines could result in damage awards against the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group and the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's fund management operations and loss of revenues due to client terminations.

When clients retain the Aviva Group to manage assets on their behalf, the Aviva Group must comply with contractual obligations and guidelines agreed with such clients in the provision of the Aviva Group's services. A failure to comply with these guidelines or contractual requirements could result in damage to the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's reputation or in the Aviva Group's and, following completion of the proposed acquisition, the Enlarged Aviva Group's clients seeking to recover losses, withdrawing their funds or terminating their contracts, any of which could cause the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's revenues and earnings to decline.

Failure to manage risks in operating securities lending of Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group and third party client assets could adversely affect the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations and financial condition and for the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's fund management operations lead to a loss of clients and a decline in revenues and liquidity.

In operating securities lending of Aviva Group and third party client assets, the Aviva Group's fund management operations must manage risks associated with (i) ensuring that the value of the collateral held against the securities on loan does not decline in value or become illiquid and that its nature and value comply with regulatory and investment requirements; (ii) the potential that a borrower defaults or does not return a loaned security on a timely basis; and (iii) errors in the settlement of securities, daily mark-to-market valuations and collateral collection. The failure of the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's fund management controls to mitigate these risks could result in financial losses for the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group and third party clients that participate in their securities lending programmes.

Liquidity risks relating to the Aviva Group and the Friends Life Group

Adverse capital and credit market conditions may adversely affect the Aviva Group's and the Friends Life Group's financial flexibility in addressing liquidity needs, as well as access to and the cost of capital, which could adversely affect their results of operations or financial condition and, following completion of the Proposed Acquisition, those of the Enlarged Aviva Group.

At Aviva Group and Friends Life Group level respectively, the Aviva Group and the Friends Life Group need sufficient invested assets to be liquid to pay their operating expenses, taxes, interest on their debt and dividends on their capital stock and to repay maturing debt. At an operational level the Aviva Group and the Friends Life Group also need liquidity to meet insurance claims. The principal sources of the Aviva Group's and the Friends Life Group's liquidity are insurance premiums, annuity considerations, deposit funds and cash flow from the Aviva Group's or the Friends Life Group's, as applicable, investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets also include a variety of short- and long-term instruments, including repurchase agreements, commercial paper, medium- and long-term debt, junior subordinated debt, securities, capital securities and stockholders' equity.

The Aviva Group and the Friends Life Group hold certain investments that may lack liquidity such as privately placed fixed-maturity securities and unlisted equities. The valuations of such assets are based on inputs which are not directly observable in the market. The inputs used by the Aviva Group reflect the assumptions that the Aviva Group considers market participants would normally use based on a combination of independent third party evidence and internally developed models, intended to be calibrated to market observable data where possible. These are known as Level 3 asset classes in the Aviva Group's fair value hierarchy and represented 17% of total financial assets and investment properties held by the Aviva Group at fair value as of 31 December 2013. With respect to the Friends Life Group, these are known as Level 3 asset classes in the Friends Life Group's fair value hierarchy and represented approximately 7% of total financial assets and investment properties held by the Friends Life Group at fair value as of 31 December 2013. As has been the case across the industry, even some higher-quality assets have been more illiquid as a result of the recent challenging market conditions.

The reported value of the Aviva Group's relatively illiquid types of investments, its investments in the asset classes described in the paragraph above and, at times, its higher-quality, generally liquid asset classes, do not necessarily reflect the lowest current market price for the asset. This is also the case for the Friends Life Group. If the Aviva Group or the Friends Life Group were forced to sell certain of their assets in the current market, there can be no certainty that the Aviva Group or the Friends Life Group would be able to sell them for the prices at which it has recorded them and the Aviva Group or the Friends Life Group may be forced to sell them at significantly lower prices.

The Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may refinance existing financing arrangements and may, in exceptional circumstances, need to seek additional financing to supplement liquidity available from internal resources. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the overall availability of credit to the financial services industry and the market's perception of the Aviva Group's, the Friends Life Group's or, following completion of the Proposed Acquisition, the Enlarged Aviva Group's financial condition. Disruptions and uncertainty or volatility in the capital and credit markets, as has been experienced in the last few years, in particular throughout the Eurozone, may exert downward pressure on availability of liquidity and credit capacity for certain issuers and, if access to liquidity is constrained for a prolonged period of time, may limit the Aviva Group's, the Friends Life Group's or, following completion of the Proposed Acquisition, the Enlarged Aviva Group's access to capital required to operate and grow its business at a sustainable cost. Although the Company does not currently anticipate any severe disruptions to the capital and credit markets, there can be no assurance that any disruption will not arise. Such market conditions may limit the Aviva Group's, the Friends Life Group's or, following completion of the Proposed Acquisition, the Enlarged Aviva Group's ability to replace, in a timely manner, maturing debt, satisfy statutory capital requirements and generate fee income and market-related revenue to meet liquidity needs.

As such, each of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may be forced to reduce its dividends, delay raising capital, issue shorter-term securities than it prefers, or bear an unattractive cost of capital which could decrease profitability and reduce financial flexibility. The Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations, financial condition and cash flows could be materially adversely affected.

As holding companies, Aviva and Friends Life are dependent over the medium to long term on their operating subsidiaries to cover operating expenses and dividend payments.

As holding companies, Aviva and Friends Life have no substantial operations of their own. Their principal sources of funding are dividends from subsidiaries, shareholder-backed funds and any amounts that may be raised through the issuance of debt and commercial paper. The Aviva Group's insurance and fund management and the Friends Life Group's insurance and distribution network operations are, and following completion of the Proposed Acquisition, the Enlarged Aviva Group's operations will be, generally conducted through direct and indirect subsidiaries. Certain subsidiaries have regulatory restrictions that may limit the payment of dividends and could prompt a decision to inject capital, which in some more adverse circumstances and over the longer term could limit the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's ability to pay dividends to shareholders. This could have a material adverse impact on the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business.

A requirement to pay down intercompany indebtedness early could have negative consequences for the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business and results of operations.

An intercompany loan from Aviva Group's UK general insurance company, Aviva Insurance Limited, to the Aviva Group's holding company, Aviva Group Holdings Limited, was established in February 2013 (the balance of which was £3.6 billion as at 31 July 2014). The Aviva Group has agreed with the board of Aviva Insurance Limited an appropriate target for the long-term level of this loan as part of Aviva Insurance Limited's capital structure. That level has been set such that Aviva Insurance Limited places no reliance on the loan to meet its stressed insurance liabilities, as assessed on a 1:200 basis. The Aviva Group's prudential regulator, the PRA, has agreed to this approach. This objective is not expected to change as a result of the Proposed Acquisition and plans to reduce the internal loan to approximately £2.2 billion by the end of 2015 currently satisfy this objective. However, a requirement to reduce the loan more rapidly or to a greater extent than planned, including accelerating the cash repayment of the loan, for example following a loss or deterioration in the capital position of Aviva Insurance Limited, could have negative consequences for the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business and results of operations and, in particular, could impact on the ability of Aviva Insurance Limited to remit dividends to the Company.

Insurance risks relating to the Aviva Group's and the Friends Life Group's businesses

The cyclical nature of the insurance industry may cause fluctuations in the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results.

Historically, the insurance industry has been cyclical and operating results of insurers have fluctuated because of volatile and sometimes unpredictable developments, many of which are beyond the direct control of any insurer. Although the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group will have geographically diverse groups of businesses providing wide ranges of products, Aviva expects that the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group will experience the effects of this cyclical nature, including changes in sales and premium levels. The unpredictability and competitive nature of the general insurance business has contributed historically to significant quarter-to-quarter and year-to-year fluctuations in underwriting results and net earnings. The Friends Life Group is less diversified geographically and in its product range than the Aviva Group and has no general insurance business. Consequently it is potentially correspondingly more sensitive to cyclical effects in the UK life insurance industry.

The use of inaccurate assumptions in pricing and reserving for insurance business may have an adverse effect on the Aviva Group's and the Friends Life Group's business profitability.

The Aviva Group's and the Friends Life Group's life insurance companies are required to make a number of assumptions in relation to the business written, including the mortality and morbidity rates of the Aviva Group's and the Friends Life Group's customers (the proportions of customers dying or falling sick or recovering from illness), the development of interest rates, persistency rates (the proportion of customers retaining existing policies and continuing to pay premiums up to their maturity dates), the exercise by customers of options included within their policies and future levels of expenses. By their nature, these assumptions may prove to be incorrect.

When establishing their liabilities, the Aviva Group's and the Friends Life Group's life insurance companies allow for changes in the assumptions made, monitor their experience against the actuarial assumptions used and assess the information gathered to refine their long-term assumptions, together with taking actual claims experience into account. However, it is not possible to determine precisely the total amounts that will ultimately be paid under the policies written by the business as amounts may vary from estimates. Changes in assumptions may also lead to changes in the level of capital required to be maintained, meaning that the Aviva Group and the Friends Life Group may need to increase the amount of their respective reserves and, following completion of the Proposed Acquisition, those of the Enlarged Aviva Group. This could have a material adverse impact on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's value, the results of their operations and financial condition.

Additionally, the Aviva Group's management of the general insurance business requires the general insurance companies to make a number of assumptions in relation to the business written. These assumptions include the costs of writing the business and settling claims, and the frequency and severity of claims. The assumptions may turn out to be incorrect, thereby adversely impacting on the Aviva Group's profit. Man-made disasters, including accidents and intentional events, are particularly difficult to predict with a high degree of accuracy. These would also have an adverse impact on the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's profit due to higher than expected claims.

Furthermore, outstanding claims provisions for the general insurance business are based on the best-estimate ultimate cost of all claims incurred but not settled at a given date, whether reported or not, together with related claims handling costs. Any provisions for re-opened claims are also included. A range of methods, including stochastic projections, may be used to determine these provisions. Underlying these methods are a number of explicit or implicit assumptions relating to the expected settlement amount and settlement pattern of claims.

If the assumptions underlying the reserving basis were to prove incorrect, the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group might have to increase the amount of the general insurance provisions, which would adversely impact its financial condition or results of operations.

The Aviva Group and the Friends Life Group have significant exposure to annuity business and a significant life insurance risk is associated with longevity.

Longevity statistics are monitored in detail, compared with emerging industry trends, and the results are used to inform both the reserving and pricing of annuities. It is likely that uncertainty will remain in the development of future longevity that cannot be fully mitigated.

A strengthening in the longevity assumption either to reflect changes in the underlying life expectancy (for example, as a result of healthier lifestyles, improved screening programmes or increased availability or effectiveness of medical treatments) of the population or in the Aviva Group's and, to a lesser extent, the Friends Life Group's respective particular portfolios used to calculate their long-term business liabilities, would result in an increase in these reserves and reduce shareholders' equity.

If the Aviva Group's, the Friends Life Group's or, following completion of the Proposed Acquisition, the Enlarged Aviva Group's, business does not perform well or if actual experience versus management estimates used in valuing and amortising Deferred Acquisition Costs ("DAC") and Acquired value of in-force business ("AVIF") varies significantly, the Aviva Group, the Friends Life Group or, following completion of the Proposed Acquisition, the Enlarged Aviva Group, may be required to accelerate the amortisation and/or impair the DAC and AVIF which could adversely affect the results of operations or financial condition.

The Aviva Group and the Friends Life Group incur significant costs in connection with acquiring new and renewal business. Those costs that vary with and are driven by the production of new and renewal business are deferred and referred to as DAC. The recovery of DAC is dependent upon the future profitability of the related business. The amount of future profit or margin is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency and expenses to administer the business. Of these factors, investment margins and, for Aviva, general insurance underwriting profit are most likely to impact the rate of amortisation of such costs. The aforementioned factors enter into management's estimates of gross profits or margins, which generally are used to amortise such costs. If the estimates of gross profits or margins were overstated, then the amortisation of such costs would be accelerated in the period the actual amount is known and would result in a charge to income. Significant or sustained equity market declines could result in an acceleration of amortisation of the DAC related to unit-linked business, resulting in a charge to income. Such adjustments could have a material adverse effect on the Aviva Group's, the Friends Life Group's or, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations or financial condition.

AVIF reflects the estimated present value of future profits that will emerge over the remaining life of certain in-force contracts in a life insurance company, acquired either directly or through the purchase of a subsidiary, and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the insurance and investment contracts in force at the acquisition date. AVIF is based on actuarially determined projections. Actual experience may vary from the projections. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in impairment and a charge to income. Where AVIF is amortised, an acceleration of the amortisation of AVIF would occur if the estimates of gross profits or margins were overstated in the period in which the actual experience is known and would result in a charge to net income. Such adjustments could have an adverse effect on the Aviva Group's, the Friends Life Group's or, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations or financial condition.

Catastrophic events, which are often unpredictable by nature, could result in material losses and abruptly and significantly interrupt the Aviva Group's or the Friends Life Group's business activities.

The Aviva Group's and, to a lesser degree given its focus on life insurance business, the Friends Life Group's businesses are exposed to volatile natural and man-made disasters such as pandemics, hurricanes, floods, windstorms, earthquakes, terrorism, riots, fires and explosions. Such events may not only affect insurance claims, but could also adversely impact investment markets and cause falls in the value of the Aviva Group's and the Friends Life Group's investment portfolios. Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposure.

The Aviva Group's and the Friends Life Group's life insurance operations are exposed to the risk of catastrophic mortality, such as a pandemic or other event that causes a large number of deaths. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of such a pandemic could have a material impact on the losses experienced by the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, pandemics, hurricanes, earthquakes and man-made catastrophes may produce significant damage in larger areas, especially those that are heavily populated. Catastrophic events could also harm the financial condition of the Aviva Group's and the Friends Life Group's reinsurers and thereby increase the probability of default on reinsurance recoveries and could also reduce its ability to write new business. Furthermore, pandemics, natural disasters, terrorism and fires could disrupt the Aviva Group's and the Friends Life Group's operations and result in significant loss of property, key personnel and information about the Aviva Group's and the Friends Life Group's clients and their respective businesses if their business continuity plans fail to cope with the scale or nature of the catastrophe. Such events could adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business, results of operations, corporate reputation and financial condition for a substantial period of time.

Furthermore, market conditions beyond the Aviva Group's or the Friends Life Group's control determine the availability and cost of the reinsurance protection they purchase. Accordingly, the Aviva Group or Friends Life Group may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's ability to write future business.

Operational risks relating to the Aviva Group's and the Friends Life Group's businesses

All of the Aviva Group's and the Friends Life Group's businesses are and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business will be, subject to operational risks, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events.

The Aviva Group's and the Friends Life Group's businesses are dependent on processing a large number of complex transactions across numerous and diverse products. Furthermore, the long-term nature of the majority of the Aviva Group's and the Friends Life Group's businesses means that accurate records have to be maintained for significant periods.

The Aviva Group's systems and processes on which it is dependent to serve its customers are designed to identify appropriately and address the operational risks associated with the Aviva Group's activities. However, they, together with the Friends Life Group's equivalent systems and processes, may nonetheless fail due to IT malfunctions, human error, intentional disruption or hacking of IT systems by third parties, business interruptions, non-performance by third parties or other external events. This could disrupt business operations resulting in material reputational damage and the loss of customers, and have a consequent material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's, results of operations and financial condition. Although the Aviva Group has taken steps to upgrade systems and processes to reduce these operational risks, it cannot anticipate the details or timing of all possible operational and systems failures which may adversely impact its business, nor can it anticipate the possible operational and systems failures that may arise in the context of the Friends Life Group's equivalent systems and processes, including those which are outsourced by the Friends Life Group.

The Aviva Group's and the Friends Life Group's businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of "rogue traders" or other employees. It is not always possible to deter employee misconduct, and the precautions the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group take to prevent and detect this activity may not always be effective.

Risk management methods of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may leave them exposed to unidentified, unanticipated or incorrectly quantified risks, which could lead to material losses or material increases in liabilities. In particular, the Aviva Group's and the Friends Life Group's risk mitigation strategies may prove less effective than anticipated, including in relation to the Aviva Group's and the Friends Life Group's reinsurance arrangements.

The Aviva Group and the Friends Life Group have in place (and following completion of the Proposed Acquisition, the Enlarged Aviva Group will have in place) risk management policies, procedures and assessment methods to identify, assess and control risks to avoid or limit potential losses or liabilities. However, such policies, procedures and assessment methods may not be fully effective in identifying and mitigating the risk exposure of such businesses in all market environments or against all types of risk. Unanticipated or incorrectly quantified risk exposures and/or inadequate or incorrect responses to these risk exposures could result in a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business, results of operations and/or financial condition, as it will affect income derived from their underwriting and the profit commission receivable.

The Aviva Group and the Friends Life Group employ a range of risk mitigation strategies including the use of equity, interest rate and credit derivatives and reinsurance arrangements to reduce market, credit and insurance risk. A range of different modelling approaches are used to derive and evaluate the strategies adopted. The breakdown of the assumptions used in these modelling approaches, which may occur during market dislocations, could cause these risk mitigation strategies to be less effective than anticipated and thereby adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's financial condition and results of operations.

The Aviva Group and the Friends Life Group currently use the reinsurance markets primarily to limit its risk, to support its growth and to manage its capital more efficiently. The Aviva Group and the Friends Life

Group are exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Aviva Group and the Friends Life Group operate a policy to manage their reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall counterparty risk is within appetite. The Aviva Group asset and liability management and risk functions have an active monitoring role with escalation to the Chief Financial Officer, Aviva Group's asset liability committee and the Board's risk committee as appropriate. The Aviva Group's largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2013, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,620 million. The Friends Life Group's group actuarial function has an active monitoring role with escalation to the Friends Life Group asset liability committee and the Friends Life Board's risk and compliance committee, as appropriate. The Friends Life Group's largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2013, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,580 million.

Reductions in risk appetite among reinsurers may result in changes in price or willingness to reinsure certain risks, which could have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations or financial condition. If reinsurers do not offer to renew their products and services, in whole or in part, for any reason, there is a risk that the Aviva Group and the Friends Life Group may be unable to procure replacement cover for any reinsurance agreements terminated at rates equivalent to those of the terminated cover and that the Aviva Group and the Friends Life Group may be exposed to un-reinsured losses during any interim period between termination of the existing agreements and the start of any replacement cover. This is a more significant risk for the Aviva Group as a result of its general insurance businesses.

While reinsurance makes the assuming reinsurer liable to the Aviva Group or the Friends Life Group to the extent of the risk ceded, it does not discharge the Aviva Group or the Friends Life Group from its primary obligation to pay under an insurance policy for losses incurred. The Aviva Group and the Friends Life Group are therefore subject to credit risk with respect to their current and future reinsurers. The insolvency of any reinsurers or their inability or refusal to pay claims under the terms of any of their agreements with the Aviva Group or the Friends Life Group could therefore have a material adverse effect on the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group. Collectability of reinsurance is largely a function of the solvency of reinsurers. Significant reinsurance purchases are reviewed annually by the Aviva Group and the Friends Life Group to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Aviva Group and the Friends Life Group respectively. Such reviews will continue to be conducted in respect of the Enlarged Aviva Group following completion of the Proposed Acquisition.

There is a risk that customer data could be lost or misused.

As financial services groups, both the Aviva Group and the Friends Life Group maintain significant amounts of sensitive customer data. Despite the controls put in place, there remains a risk that this data could be lost and/or misused as a result of an intentional or unintentional act by parties internal or external to the Aviva Group and the Friends Life Group. This could result in fines, the need to compensate customers, the cost of remediation and a negative impact on the Aviva Group's and the Friends Life Group's reputation with the consequential impact on sales volumes, persistency levels and third party managed funds, and hence adversely impact the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations.

The Aviva Group and the Friends Life Group operates in several markets through arrangements with third parties. These arrangements involve certain risks that it does not face with its subsidiaries.

The Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's ability to exercise management control over its partnership operations, its joint ventures and its investment in them depends on the terms of the legal agreements. In particular, their relationships depend on the allocation of control among, and continued co-operation between, the participants.

The Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may also face financial or other exposure in the event that any of their respective partners fails to meet their obligations under the agreement or encounters financial difficulty. Partnership agreements may also be terminated on certain dates or subject to certain conditions and could be subject to renewal on less favourable terms. In addition, a significant proportion of the Aviva Group's product distribution, such as bancassurance, is carried out through arrangements with third parties not controlled by it and is dependent upon the continuation of these relationships. For example, DBS Bank is a significant distribution partner of the Aviva Group in Hong Kong and Singapore and the current agreement with DBS Bank, which is subject to renewal in 2015, is not guaranteed to be renewed. In addition Société Générale has had an ability to terminate its joint venture with Aviva in France since November 2014. Similarly, a significant proportion of the Friends Life Group's protection sales are carried out via distribution arrangements with major estate agencies and much of the Friends Life Group's life and pensions businesses' new business is derived from independent distributor firms. A temporary or permanent disruption to these distribution arrangements could affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's financial condition. Some of these arrangements require the Aviva Group's third party partners to participate in and provide capital to its joint venture, associate and subsidiary undertakings. The Aviva Group's partners may change their strategic priorities or encounter financial difficulties preventing them from providing the necessary capital to promote future growth.

In addition, the Aviva Group and the Friends Life Group are reliant on the outsourcing of certain customer service, technology and legacy policy administration functions to third parties and may do so increasingly in the future. Asset management is also outsourced by the Friends Life Group with respect to a large proportion of its total assets under management. If the Aviva Group and the Friends Life Group do not effectively develop, implement and maintain their outsourcing strategies, particularly in relation to the integration and transition process following the Proposed Acquisition, third party providers do not perform as anticipated or the Aviva Group or the Friends Life Group experiences technological or other problems with a transition to or between such providers, the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may not realise the full extent of productivity improvements or administration and cost efficiencies and, as a result, may experience operational difficulties, increased costs and a loss of business. In particular, failings by the Aviva Group's or the Friends Life Group's outsource partners to perform outsourced functions, or to perform them to the required standards, may adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's reputation and lead to the loss of customers and operating profit or to regulatory fines.

The Aviva Group's and the Friends Life Group's fund management operation depends on a number of key vendors for various fund administration, accounting, valuations, custody and transfer agent roles and other operational needs. The failure or inability to diversify sources for key services or the failure of any key vendors to fulfil their obligations could lead to operational issues for the Aviva Group and the Friends Life Group in certain products, which could result in financial losses for the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group and their clients.

The failure to attract or retain the necessary personnel could have a material adverse effect on the Enlarged Aviva Group's results and/or financial condition.

The Aviva Group and the Friends Life Group rely to a considerable extent on the quality of local management in the countries in which they operate. The success of the Aviva Group's and the Friends Life Group's operations is dependent, among other things, on their ability to attract, retain and motivate highly qualified professional employees. Competition for such key employees is intense. The Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's ability to attract and retain key employees is dependent on a number of factors, including prevailing market conditions, the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's working environment and compensation packages offered by companies competing for the same talent.

There are inherent funding risks associated with the Aviva Group's and the Friends Life Group's participation in defined benefit staff pension schemes.

The Aviva Group and the Friends Life Group operate both defined benefit and defined contribution staff pension schemes. In the United Kingdom, the Aviva Group operates two main pension schemes: the Aviva Staff Pension Scheme ("ASPS") and the RAC (2003) Pension Scheme. The defined benefit section of the ASPS was closed to new members in 2002 other than on an exceptional basis, and closed to future accruals for all existing members from 1 April 2011. The defined benefit section of the RAC (2003) Pension Scheme was also closed to new members and closed to future accrual in April 2011. The Friends Life Pension Scheme has been closed to new members since 1 July 2007 and closed to active membership on 31 December 2012.

Closure of the defined benefit schemes removes some of the volatility associated with additional future accrual for active members.

There are still inherent funding risks associated with the defined benefit schemes. Events could result in a material reduction in the funding position of such schemes and may result in a materially increased deficit between the pension scheme's assets and liabilities. The factors that affect the scheme's position include: poor performance of pension fund investments; greater life expectancy than assumed; adverse changes in interest rates or inflation or discount rates; and other events occurring that increase the costs of past service benefits over the amounts predicted in the actuarial assumptions. In the short term, the funding position is inherently volatile due to movements in the market value of assets. Where a funding deficit or surplus arises, the position will be discussed with the scheme trustees to agree appropriate actions. This may include a plan to fund the deficit over a period of years. Any surplus or deficit in the defined benefit pension scheme will affect shareholders' equity, although the IFRS position may diverge from the scheme funding position.

The Aviva Group's and the Friends Life Group's UK pension schemes are subject to statutory requirements with regards to funding and other matters relating to the administration of the schemes. Compliance with these requirements is subject to regular review. A determination that the Aviva Group or the Friends Life Group has failed to comply with applicable regulations could have an adverse impact on its results of operations or its relationship with current and potential contributors and employees, and adverse publicity.

The determination of the amount of allowances and impairments taken on the Aviva Group's and the Friends Life Group's investments is highly subjective. The Aviva Group's and the Friends Life Group's processes for valuing investments may include methodologies, estimations and assumptions which require judgement and could result in changes to investment valuations. If the Aviva Group's or the Friends Life Group's business does not perform well, it may be required to recognise an impairment of its goodwill or intangibles with indefinite and finite useful lives, which could adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations or financial condition.

The determination of the amount of allowances and impairments varies by investment type and is based upon the Aviva Group's and the Friends Life Group's periodic evaluation and assessment of known risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available and additional impairments may need to be taken or allowances provided for in the future. If the carrying value of an investment is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment. There can be no assurance that Aviva Group's management has accurately assessed the level of impairments taken and allowances reflected in the Aviva Group's financial statements, nor that Friends Life Group's management has accurately assessed the level of impairments taken and allowances reflected in the Friends Life Group's financial statements.

Both the Aviva Group and the Friends Life Group value their "Fair Value" securities using designated methodologies, estimations and assumptions. These securities, which are reported at fair value on the consolidated statement of financial position, represent the majority of the Aviva Group's total cash and invested assets. The Aviva Group has categorised the measurement basis for assets carried at fair value into a "fair value hierarchy" in accordance with the valuation inputs and consistent with IFRS 13: Fair Value Measurement. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1); the middle priority to fair values other than quoted prices based on observable market information (Level 2); and the lowest priority to unobservable inputs that reflect the assumptions that the Aviva Group considers market participants would normally use (Level 3). The majority of the Aviva Group's and the Friends Life Group's financial assets are valued based on quoted market information (Level 1) or observable market data (Level 2). For the Aviva Group, as at 31 December 2013, 17% of total financial investments, loans and investment properties at fair value were classified as Level 3, amounting to £37,171 million. For the Friends Life Group, as at 31 December 2013, 7% of total financial investments, loans and investment properties at fair value were classified as Level 3, amounting to £7,919 million. Where estimates were used for inputs to Level 3 fair values, these were based on a combination of independent third party evidence and internally developed models, intended to be calibrated to market observable data where possible.

An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Goodwill represents the excess of the amounts paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. The Aviva Group tests goodwill and intangible assets with indefinite useful lives at least annually for impairment or when circumstances or events indicate there may be uncertainty over this value. The Aviva Group tests intangibles with finite lives when circumstances or events indicate there may be uncertainty over this value. For the Aviva Group's impairment testing, goodwill and intangibles have been allocated to cash-generating units by geographical reporting unit and business segment. For the Friends Life Group's impairment testing, goodwill and AVIF are allocated to the related cash-generating unit, which represents the lowest level within the Friends Life Group at which the intangible assets are monitored for internal management purposes.

The fair value of the reporting unit is impacted by the performance of the business. Goodwill, negative unallocated divisible surplus and indefinite life intangibles are written down for impairment where the recoverable amount is insufficient to support its carrying value. Such write downs could have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations or financial condition.

Systems errors or regulatory changes may affect the calculation of unit prices or deduction of charges for unit-linked products which may require the Aviva Group or the Friends Life Group to compensate customers retrospectively.

A significant proportion of the Aviva Group's and the Friends Life Group's product sales are unit-linked contracts, where product benefits are linked to the prices of underlying unit funds. While comprehensive controls are in place, there is a risk of error in the calculation of the prices of these funds due to human error in data entry, IT-related issues or other causes. Additionally, it is possible that policy charges which are deducted from these contracts are taken incorrectly, or the methodology is subsequently challenged by policyholders or regulators and changed retrospectively. Any of these could give rise to compensation payments to customers. Controls are in place to mitigate these risks, but errors could give rise to future liabilities. Payments due to errors or compensation may negatively impact the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations or financial condition.

Moves to simplify the operating structure and activities of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group increases the reliance placed on core businesses and are subject to execution risk.

As part of the Aviva Group's and the Friends Life Group's move to a more simplified structure, a number of business disposals and operational restructures have taken place, and may continue to occur in the future following completion of the Proposed Acquisition. This includes the potential sale of a number of the Aviva Group's and the Friends Life Group's non-core businesses. These changes are expected to reduce the operational costs of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group and allow resources to be redeployed in more capital-efficient businesses. There is a risk that these expected benefits may not be realised. These changes may reduce operating profits in the short-term and will lead to changes in the geographical and product risk profile of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group. The execution risk including the risks relating to securing the regulatory approvals necessary to complete planned business disposals or simplifying structures could result in the failure to achieve cost savings, the loss of key staff, and disruption to core business activities and governance structures which could have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business, results of operations and financial condition.

Execution risk is inherent in the completion of all strategic transactions. Such risks include uncertainty in relation to obtaining the required regulatory approvals on satisfactory terms for the change of control envisaged by such transactions. Such execution risk gives rise to a corresponding potential impact on capital requirements and liquidity.

The Aviva Group and the Friends Life Group are and, following completion of the Proposed Acquisition, the Enlarged Aviva Group will be, reliant on IT systems and there are risks that the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's current and legacy systems cannot be made to adapt to growth in the business or new styles of doing business.

Key IT initiatives may not deliver what is required either on time or within budget or provide the performance levels required to support the current and future needs of the business. Significant resources are devoted to maintaining and developing IT systems to keep pace with developments within the insurance and fund management industries and to maintain service levels and availability at acceptable levels. Failure to do so could result in the inability to gather information for pricing, underwriting and reserving, to attract and retain customers or meet regulatory requirements or only to do so at excessive cost.

The Enlarged Aviva Group's acquisitions, disposals and other corporate transactions may not realise expected benefits and may divert management attention and other resources and involve risks of undisclosed liabilities and integration or separation issues.

In past years, the Aviva Group and the Friends Life Group have completed a number of acquisitions. The Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may undertake further acquisitions in the future. Growth by acquisition involves risks that could adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's operating results, including the substantial amount of management time and other resources that may be diverted from operations to pursue and complete acquisitions, or risks of undisclosed liabilities or integration or separation issues. The integration of the Proposed Acquisition or any future acquisition may not be successful or in line with the expectations of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group and any acquired businesses may fail to achieve, in the near or long term, the financial results projected or the strategic objectives of the relevant acquisition (such as cost savings or synergies) and, once acquired, may continue to divert further management attention and resources or necessitate further changes in group strategy. The inability to realise expected benefits from such transactions may adversely affect the results of operations of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group. In addition, the Aviva Group and the Friends Life Group have in the past undertaken disposals of certain businesses. They may also dispose of other businesses in the future. Any disposals are subject to execution risk and may fail to materialise, and the proceeds received from them may not reflect values that management believes are achievable and/or may cause substantial accounting losses (particularly if the disposals are done in difficult market conditions), each of which may result in the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group failing to realise the anticipated benefits and gains from any such disposal. In addition, disposals of businesses, which may be cash generative and profitable, may adversely affect the short term cash flows of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group until the medium to long term strategic benefits of such disposals are realised, as well as gives rise to a corresponding potential impact on capital requirements and liquidity. Preparation of businesses for disposal, and the disposal process more generally, may divert management time and attention away from the operation of the business in the ordinary course and may be disruptive to the business. The Aviva Group, the Friends Life Group and, following the Proposed Acquisition, the Enlarged Aviva Group retains a residual exposure in respect of disposed business as a result of any representations, warranties or indemnities provided.

The implementation of the strategy of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may not proceed as expected.

The strategy of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group, which may be revised from time to time, may involve carrying on business in new markets, developing capabilities to carry out new business activities, expanding or reducing the scope of certain types of business activities or products and reorganising the group in a manner which is appropriate for such business development changes, taking into account legal, regulatory, operational, capital and other requirements. The implementation of any strategy, changes in strategy, adoption of any new strategy and/or entry into new markets could entail significant changes in the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group which may entail higher levels of risk or could adversely affect the results of operations, the financial condition and/or the credit and financial strength ratings of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group.

The Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may be unable to execute, or may encounter difficulties or delays in successfully executing, its business and strategic goals which are subject to the risks set out herein and other factors that are currently unforeseen and which may be beyond their control. Failure to achieve any or all strategic goals, or the encounter of undue delay or unforeseen costs in implementing such goals, could adversely affect the results of operations and the financial condition the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group, as well as reputation and standing in the marketplace.

Brand and reputation risks relating to the Aviva Group's and the Friends Life Group's businesses

The Aviva Group and the Friends Life Group are rated by several rating agencies, and a decline in any of these ratings could affect the Aviva Group's or the Friends Life Group's standing among customers, broker-dealers, agents, wholesalers and other distributors of their products and services and cause the Aviva Group's or the Friends Life Group's sales and earnings to decrease.

A rating downgrade, or the perceived potential for such a downgrade, of the Aviva Group or the Friends Life Group, or any of their respective rated insurance subsidiaries may, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies. The outcome of such activities may be cash payments requiring the sale of invested assets, including illiquid assets, at a price that may result in realised investment losses. These cash payments to policyholders would result in a decrease in total invested assets and a decrease in net income. Among other things, early withdrawals may also cause the Aviva Group or the Friends Life Group to accelerate amortisation of policy acquisition costs, which would reduce net income. A rating downgrade may also impact sales volumes for the Aviva Group, particularly in Canada, where there is more focus by brokers on ratings when evaluating similar products. The ratings on Aviva Group provided by AM Best and S&P are considered to be the most important for distribution in Canada, and a downgrade could lead to a significant loss of sales.

A significant rating downgrade may also increase the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's cost of borrowing or limit their access to some forms of financing.

With regard to the impact of the Proposed Acquisition on the Aviva Group's ratings, both S&P and Moody's affirmed Aviva's ratings and outlooks at their current levels (on 21 November 2014 and 2 December 2014 respectively) indicating that the Proposed Acquisition would not immediately impact the issuer's ratings, while AM Best placed Aviva's rating "Under Review with Developing Implications" indicating that the rating could be either positively or negatively impacted. Therefore, the Company is not aware of any specific possibility of a downgrade from any agency at present. Given the nature of the Proposed Acquisition, a downgrade would not be expected to impact the availability of finance directly. Furthermore, neither the Company's issued debt instruments nor its revolving credit facilities contain restrictive covenants or other provisions that might be breached or triggered by rating downgrades. Accordingly, rating agency downgrades would not be expected to have a materially adverse impact on Aviva's existing financing arrangements.

The Aviva Group and the Friends Life Group are dependent on the strength of their respective brands, the brands of their partners and their reputations with customers and agents in the sale of the Aviva Group's or the Friends Life Group's products and services.

The Aviva Group's and the Friends Life Group's results are, to a certain extent, dependent on the strength of their respective brands and reputation. While the Aviva Group and the Friends Life Group are well recognised, they are vulnerable to adverse market and customer perception. The Aviva Group and the Friends Life Group operate in an industry where integrity, customer trust and confidence are paramount. The Aviva Group and the Friends Life Group are exposed to the risk that, among others, litigation, employee misconduct, operational failures, disclosure of confidential client information, inadequate services, the outcome of regulatory investigations, press speculation and negative publicity, whether true or not, could impact the Aviva Group's, the Friends Life Group's or, following completion of the Proposed Acquisition, the Enlarged Aviva Group's brand or reputation. The Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's brands and reputation could also be affected if products or services recommended by them (or any of the Aviva Group's, the Friends Life Group's or, following completion of the Proposed Acquisition, the Enlarged Aviva Group's intermediaries) do not perform as expected (whether or not the expectations are founded) or in line with the customers' expectations for the product range. Such a change to the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's brand strength could adversely affect their results of operations and financial condition.

The Aviva Group and the Friends Life Group may not be able to protect their intellectual property and may be subject to infringement claims by a third party.

The Aviva Group's and the Friends Life Group's primary brands in the United Kingdom are registered trade marks in the United Kingdom and elsewhere. The Aviva Group and the Friends Life Group own other registered or pending trade marks in the United Kingdom, including Community trade marks having effect in the entire EU. The Aviva Group and the Friends Life Group rely on a combination of contractual rights, copyright and trademark laws to establish and protect their intellectual property. Although the Aviva Group and the Friends Life Group use a broad range of measures to protect their respective intellectual property rights, third parties may infringe or misappropriate their intellectual property. The loss of intellectual property protection or the inability to secure or enforce the protection of the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's intellectual property assets could have a material adverse effect on their business and their ability to compete.

Third parties may have, or may eventually be issued, patents or other protections that could be infringed by the Aviva Group's or the Friends Life Group's products, methods, processes or services or could limit their ability to offer certain product features. In recent years, there has been increasing intellectual property litigation in the financial services industry challenging, among other things, product designs and business processes. If a third party were to successfully assert an intellectual property infringement claim against the Aviva Group or the Friends Life Group, or if the Aviva Group or the Friends Life Group were otherwise precluded from offering certain features or designs, or utilising certain processes, it could have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business, results of operation and financial condition.

The Aviva Group's and the Friends Life Group's businesses are conducted in highly competitive environments.

There are many factors which affect the Aviva Group's and the Friends Life Group's ability to sell their products, including fiscal incentives, price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, service levels to customers, fund management performance and historical bonus levels. In some of the Aviva Group's and the Friends Life Group's markets, the Aviva Group and the Friends Life Group face competitors that are comparable in size, scope and brand recognition. In some markets, competitors, have greater financial resources or greater market share, offer a broader range of products, benefit from more advantageous tax treatments, or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees with local experience, particularly in the emerging, high-growth markets, may limit the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's ability to grow businesses as quickly as planned. In certain non-UK markets, the Aviva Group and the Friends Life Group face intense competition from local and international financial institutions, which may be more established in these markets and may have other competitive advantages, such as greater size and breadth, which may limit the Aviva Group's and the Friends Life Group's ability to be successful in these markets. In addition, local laws and regulations may be tailored to domestic providers, which may pose additional challenges to the Enlarged Aviva Group following completion of the Proposed Acquisition.

The Aviva Group's principal competitors in the life market include many of the major financial services businesses including, in particular, Axa, Allianz, CNP, Generali, Prudential, Legal & General, Standard

Life, Unum and Zurich. The Aviva Group's principal competitors in the general insurance market include Direct Line Insurance, Intact, RSA, Zurich, Axa and Allianz. The Aviva Group's principal competitors in the fund management market include BlackRock, State Street Global, Fidelity Investments, Schroders and Aberdeen, as well as the fund management divisions of the Aviva Group's principal competitors in the life market. The Friends Life Group's principal competitors in the life market include Standard Life, Scottish Widows, Zurich, PruProtect/Vitality and Ageas.

The Aviva Group and the Friends Life Group also face competitors who specialise in many of the niche markets in which they operate. The Aviva Group and the Friends Life Group believe that competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors.

The Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's ability to generate an appropriate return depends significantly upon their capacity to anticipate and respond appropriately to these competitive pressures.

The Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may be adversely impacted by the trading performance and potential liabilities of Sesame Limited ("Sesame").

Sesame, a subsidiary of Sesame Bankhall Group Limited ("SBG"), made losses of approximately £19 million for the financial year ended 31 December 2013 and Aviva understands that it is, in its current form, expected to continue to make losses in the future. In addition, the Sesame business has potential liabilities arising from claims relating to advice or services provided to retail customers by appointed representatives of Sesame (or certain other entities whose businesses (including all liabilities) have broadly been assumed by Sesame). The amount of such potential liabilities cannot currently be quantified. Sesame is, therefore, reliant on the continued financial support of its ultimate parent, Friends Life, to be able to continue to trade.

In February 2013, the Friends Life Group commenced a strategic review of the businesses of SBG including the Sesame business, in order to address the current financial uncertainty of those businesses and to examine whether there are steps that can be taken to address the structural issues within the businesses so as to reduce or remove the need for financial support from Friends Life. That strategic review is ongoing with a number of potential options and outcomes for the Sesame business being considered but has to date resulted in the Sesame business moving to a restricted advice model and undertaking certain past business reviews. Friends Life, SBG and Sesame are in discussions with the FCA in connection with elements of the strategic review and the various options under consideration. Certain of the options may only be capable of being implemented if they are supported by the FCA and there can be no certainty that such support will be obtained. Whilst the strategic review is ongoing, Sesame continues to rely on financial support from Friends Life.

There remains significant uncertainty regarding the outcome of the strategic review and the impact that any outcome may have on the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group and any such outcome could adversely affect the results of operations and the financial condition of the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group, as well as their brand or reputation. In addition, if the outcome of the review is decided prior to completion of the Proposed Acquisition, it is possible that the conclusions reached by Sesame, SBG or the Friends Life Group in connection with the strategic review may not be consistent with those that would have been reached by the Aviva Group or, following completion of the Proposed Acquisition, the Enlarged Aviva Group, which would be the case if these conclusions would require the Enlarged Aviva Group to continue to provide financial support to Sesame on an open-ended basis.

If Friends Life, or following completion of the Proposed Acquisition, the Enlarged Aviva Group were to withdraw Friends Life's financial support for Sesame, then unless the directors of Sesame are able to reach a solution that does not require continued reliance on the financial support of the Friends Life Group, or following completion of the Proposed Acquisition, the Enlarged Aviva Group, it is likely that the Sesame business will no longer be viable and will not be able to continue to trade. In those circumstances, there could be an adverse impact on the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's brand or reputation. Such reputational damage or any resultant loss of customers or negative market perception could adversely affect the Friends Life

Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations and financial condition.

Regulatory and legislative risks relating to the Aviva Group's and the Friends Life Group's businesses

The Aviva Group and the Friends Life Group may experience a decreased demand for annuities in the United Kingdom after proposed changes in UK law come into force.

The Aviva Group and the Friends Life Group may experience a decreased demand for annuities in the United Kingdom due to proposed changes in UK law. Annuities have historically played a central role in most UK pensioners' post-retirement financial arrangements due to the requirement for the benefits of defined contribution pensions to be converted to an annuity by the time the policyholder reached age 75 and such pension contracts offering a tax efficient method of saving for retirement.

On 19 March 2014, the UK Chancellor of the Exchequer announced in the 2014 Budget the intention to introduce new legislation that will give retirees more flexibility for accessing defined contribution pensions at retirement. Under the new system, inter alia, consumers approaching retirement would have the freedom to take their whole pension pot as cash (the first 25% remaining tax-free, with the balance taxed at the individual's marginal rate), which will remove the compulsion for customers to buy an annuity. Although it is proposed that the main changes will not take effect until April 2015, sales of annuities in the United Kingdom have already been impacted. The initial impact of the announcement of the proposed legislative change was a reduction in UK annuity sales due to the relaxation of the income drawdown rules that has already occurred and as some customers deferred making retirement choices pending the new legislation coming into effect. Following the Chancellor's announcement, the Aviva Group generated value of new business ("VNB") from annuities of £81 million for the 6 months ending 30 June 2014 (representing 17.9% of the Aviva Group's total VNB for the 6 months ending 30 June 2014), decreasing from £138 million for the 6 months ending 30 June 2013 (representing 32.2% of Aviva Group's total VNB for the 6 months ending 30 June 2013); whereas the Friends Life Group generated VNB from its Retirement Income division of £28 million for the 6 months ending 30 June 2014 (representing 43.1% of the Friends Life Group's total VNB from continuing operations for the 6 months ending 30 June 2014), decreasing from £44 million on 30 June 2013 (representing 51.8% of the Friends Life Group's total VNB from continuing operations for the 6 months ending 30 June 2013). In response, the Aviva Group has refocused its retirement solutions business to use its existing broad product universe (for example, individual annuities, investment platform and equity release products) to help customers through their retirement journey and it also seeks to deliver profitable growth from its "Bulk Purchase Annuities" products. Similarly, the Friends Life Group has been developing a more flexible and innovative retirement offering. However, at this stage it remains too early to assess the full impact of these changes on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's adjusted operating profit and the extent to which these impacts can be mitigated by substitution of annuity sales with alternative products offered or being developed by the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group.

The Aviva Group's and the Friends Life Group's regulated businesses are subject to extensive regulatory supervision both in the United Kingdom and internationally.

The Aviva Group and the Friends Life Group are subject to extensive laws and regulations that are administered and enforced by a number of different governmental authorities and non-governmental agencies, including the PRA, the FCA and other regulators. In light of wider financial and economic conditions, some of these authorities are considering, or may in the future consider, enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could affect the way the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group conduct their business and manage their capital, and may require the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group to satisfy increased capital requirements.

Insurance regulation in the United Kingdom is largely based on the requirements of EU directives. Inconsistent application of directives by regulators in different EU Member States may place the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group at a competitive disadvantage to other European financial services groups. In addition, changes in the local regulatory regimes of designated territories could affect the calculation of the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's solvency position.

The Aviva Group's and the Friends Life Group's insurance subsidiaries and branches worldwide are subject to detailed and comprehensive government regulation in each of the jurisdictions in which they conduct business. Regulatory agencies have broad administrative power over many aspects of the insurance business, which may include premium rates, marketing and selling practices, advertising, licensing agents, policy forms, capital adequacy and permitted investments. Government regulators are concerned primarily with the protection of policyholders rather than the Aviva Group's or the Friends Life Group's shareholders or creditors.

The failure of any of the Aviva Group's or the Friends Life Group's insurance subsidiaries to meet minimum capital and surplus requirements could subject the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, increased supervision by regulators or the implementation of resolution plans. Any corrective action imposed could have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business, results of operations and financial condition. A decline in minimum capital and surplus amounts may also limit the ability of an insurance subsidiary to make dividend payments or distributions and could be a factor in causing rating agencies to downgrade the Aviva Group's or the Friends Life Group's financial strength ratings, which could have a material adverse effect on the Aviva Group's or the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business, results of operations and financial condition.

In the United Kingdom, the Aviva Group's and the Friends Life Group's insurance businesses are subject to regulation by both the PRA and the FCA, which have broad powers, including the authority to grant, vary the terms of, or cancel a regulated firm's authorisation, to investigate marketing and sales practices, to make product intervention rules and to require the maintenance of adequate financial resources. The PRA and the FCA have the power to undertake a range of investigative, disciplinary or enforcement actions, including public censure, restitution, fines or sanctions and to require firms to pay compensation.

The PRA and the FCA may make enquiries of the companies which they regulate regarding compliance with regulations governing the operation of business and, similar to the other UK regulated financial services companies, the Aviva Group and the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group face the risk that the PRA or the FCA could find that they have failed to comply with applicable regulations or have not undertaken corrective action as required.

Issues and disputes may arise from time to time from the way in which the insurance industry, fund management industry or financial advisory industry has sold or administered an insurance policy or other product or in the way in which they have treated policyholders or customers, either individually or collectively, which may result in investigative, disciplinary or enforcement actions by the FCA or PRA or require the making of redress to customers.

There has been an increased focus in the United Kingdom on the fair treatment of customers, in particular on the way in which the insurance industry, fund management industry or financial advisory industry sells and administers insurance policies or other products. This has included the implementation of the recommendations of the Retail Distribution Review from 31 December 2012. The Retail Distribution Review ("RDR") banned product providers from paying commission to advisers on new sales and also required certain changes to the way advisers describe their services to customers. The new distribution landscape has altered the way in which retail investment products are sold to customers and presents challenges to the Aviva Group's and the Friends Life Group's UK distribution and advisory activities in adapting to the new rules. The European Commission is currently in the process of reviewing the Insurance Mediation Directive 2002/92/EC (the "IMD") and has also been working on an initiative in relation to Packaged Retail and Insurance-based Investment Products ("PRIIPs") with the aim of harmonising pre-contractual disclosures and selling practices for such products. There is a risk that the rules implementing the RDR, any new rules required in due course to implement the revised IMD and any new rules relating to PRIIPs will lead to a decline in the number and/or size of distribution firms. Among other things, this is because financial advisers may decide to consolidate or to leave the sector in response to anticipated increased compliance costs that may be realised and the higher professional standards required by the RDR. In the lead up to the introduction to the RDR, the number of retail investment advisers in the United Kingdom reduced. If a reduction in the capacity of the intermediary distribution sector does occur, this may result in fewer opportunities for the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's products to be distributed by intermediary firms, which could have a material adverse effect on the results, operations, and/or costs of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group or other negative impact on their distribution arrangements.

Where larger groups or matters of public policy are concerned, the PRA and the FCA may intervene directly to provide redress to customers. There have been several industry-wide issues in recent years in which the PRA or the FCA (or, previously, the FSA) has intervened directly, including the sale of personal pensions, the sale of mortgage-related endowments, investments in split capital investment trusts and the sale of payment protection insurance.

Outside the United Kingdom, the Aviva Group's and the Friends Life Group's businesses are regulated by local regulators that often have similar powers to the PRA and the FCA and the exercise of those powers could therefore have a similar negative impact on perceptions of its businesses or have a material adverse effect on its business.

Furthermore, various jurisdictions in which the Aviva Group and the Friends Life Group operate, including the United Kingdom, have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of another market participant. As a major participant in the majority of the Aviva Group's and the Friends Life Group's chosen markets, circumstances could arise where the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group, along with other companies, may be required to make such contributions. The Aviva Group and the Friends Life Group (like all other groups in which an entity is PRA and/or FCA regulated) contribute to the Financial Services Compensation Scheme and the levels of contribution to the Financial Services Compensation Scheme may change over time.

A determination that the Aviva Group, the Friends Life Group or, following completion of the Proposed Acquisition, the Enlarged Aviva Group has failed to comply with applicable regulation could have a negative impact on their results of operations or on their relations with current and potential customers. Regulatory action against a member of the Aviva Group, the Friends Life Group or, following completion of the Proposed Acquisition, the Enlarged Aviva Group could result in adverse publicity for, or negative perceptions regarding, the Aviva Group, the Friends Life Group or, following completion of the Proposed Acquisition, the Enlarged Aviva Group or could have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business, their results of operations and financial condition and divert management's attention from the day-to-day management of the business.

The Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group cannot accurately predict the impact of future legislation, future regulation or changes in the interpretation or operation of existing legislation or regulation on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business, results of operations and financial condition. Changes in government policy, legislation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which the Aviva Group, the Friends Life Group or following completion of the Proposed Acquisition, the Enlarged Aviva Group operates, which may be applied retrospectively, may adversely affect the range of products offered, the terms and conditions applicable to these products (including retrospectively), distribution channels, capital requirements, dividends payable by subsidiaries and, consequently, results and financing requirements. For example, following a review by the Office of Fair Trading ("OFT"), the Department of Work and Pensions ("DWP") has decided to introduce a pension scheme charge cap. The result of consultations regarding the scope of this requirement and the way in which it will be implemented has yet to be announced and there therefore remains uncertainty about the potential impact from charge caps. The extent of any changes, including the potential impact from charge caps (and any consequent increased requirement to hold capital) on providers of workplace pensions together with any requirement to remove commission payments and the industry response to these measures could have a range of possible impacts on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's financial performance.

Similarly, the FCA has conducted a number of thematic reviews of the annuity market. Initially, a review was conducted by the FCA of annuity pricing data, which concluded in February 2014 that the market was not working well for most consumers. This pricing review looked at whether and to what extent prospective customers are not purchasing the best value annuities, or exercising the open market option ("OMO") to buy their annuity from a firm other than the one providing the pension policy. The FCA conducted its own pricing research to determine which groups of consumers are most likely to be affected. This involved a pricing survey of major annuity providers, and compared the rates available through a range of distribution channels, including rates available through the OMO and those only available to existing pension policyholders.

This pricing review was followed up by the related Thematic Review of Annuity Sales Practices, which was published by the FCA on 11 December 2014. The Thematic Review of Annuity Sales Practices looked at four desired outcomes: (i) Customers are actively encouraged to shop around; (ii) Consumers are provided with relevant and timely information about the potential benefits of any guaranteed annuity rate or risks of a market value reduction that exists in their existing pension contract; (iii) Consumers are provided with appropriate and timely information about (a) the benefits of enhanced annuities and their potential eligibility (b) an enhanced annuity being available on the open market and (c) the potential for variation between different providers' underwriting and its impact on the income offered; and (iv) Consumers are provided with appropriate information about the different annuity options available to them (for example, joint as opposed to single life, level as opposed to escalating, guaranteed periods etc.) and the implications of selecting different annuity types. The FCA has highlighted that its work on this review has revealed that firms need to make improvements in relation to the way consumers are informed about shopping around for enhanced annuities. The FCA has asked the majority of firms in the review, including the Aviva Group, to do further work to determine if its findings in relation to enhanced annuities are indicative of a more widespread problem and/or have led to poor consumer outcomes. The consequences of the review are uncertain but could include requirements to pay redress to customers who could have obtained a more favourable annuity rate by exercising their OMO or purchasing an enhanced annuity and/or the imposition of greater obligations on annuity providers to treat customers fairly and provide increased levels of information on alternative options available to customers at retirement. Regulatory action of this type could have consequences for the Aviva Group and the Friends Life Group and could have a material adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business, results of operations and/or financial condition.

The Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group may face increased compliance costs due to the need to set up additional compliance controls or the direct cost of such compliance because of changes to financial services legislation or regulation.

The Solvency II Directive, an insurance industry regulation agreed by the European Parliament in 2009, will require European domiciled insurers to move to more risk-based capital requirements. The implementation date for the Solvency II Directive is 1 January 2016. Solvency II represents a significant change in the prudential regulation of insurers and insurance groups and, as a result, generates a number of material risks including, in particular, the following: There continue to be material uncertainties around the impact of the more detailed technical requirements of Solvency II and around the approval of internal models and there is a risk that this could lead to a significant increase in the capital required to support the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business. There is also a risk that certain of the financial instruments issued by the Aviva Group and the Friends Life Group will no longer be viewed as capital by regulators resulting in either a lower regulatory capital position or the need to refinance those financial instruments. In addition, there is the risk that part or all of the Aviva Group, the Friends Life Group or, following completion of the Proposed Acquisition, the Enlarged Aviva Group is found not to be compliant with the new regulations or that the implementation programmes absorb excessive amounts of management time and attention with the consequent risks for the rest of the businesses' operations.

In July 2013 the Aviva Group was designated by the FSB as a G-SII. The initial list of nine insurance groups that have been designated as G-SIIs also includes a number of the Aviva Group's competitors. The list will be updated annually and, following completion of the Proposed Acquisition, the Enlarged Aviva Group will have an increased likelihood of remaining on the list, due to its increased business scale. For so long as it is designated as a G-SII, the Aviva Group is within the scope of policy requirements issued by the International Association of Insurance Supervision ("IAIS"), including:

enhanced supervision requiring the maintenance of a "Systemic Risk Management Plan"; a liquidity risk management plan; a recovery plan; a resolution plan; and higher loss absorbency capital requirements, which will apply from January 2019 for those insurers still designated as G-SIIs in November 2017. Details of the higher loss absorbency capital requirements are still being developed by the IAIS leading to uncertainty over their impact. There is a risk that, if the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group continue to be designated as a G-SII, this could lead to a significant increase in capital required to support the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business which may give rise to a need for the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group to delay deleveraging plans or to issue additional debt. Similarly the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group could be required to reduce or discontinue activities which contribute to systemic riskiness, restructure to facilitate resolvability and/or remove or reduce (or accelerate the planned reduction of) intercompany debts or guarantees within the Aviva Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group. Such requirements could have negative consequences for the Aviva Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's business and results of operations and, in particular, could impact on the ability of subsidiaries to remit dividends to the Company and consequently on the Company's ability to remit dividends to the Aviva Shareholders and holders of the New Aviva Shares.

The IAIS is also developing a common framework for the supervision of internationally active insurance groups ("ComFrame"). The framework is designed to develop common principles for supervision and so may result in more extensive regulation, particularly at group level, in those jurisdictions which do not currently employ group-wide supervision. In addition, it is not clear how ComFrame will interact with existing regimes of group-wide supervision. On 9 October 2013, the IAIS announced a commitment to develop a risk-based global insurance standard ("ICS") by 2016. The intention is that the ICS will ultimately form part of ComFrame. A revised draft ComFrame proposal was published in September 2014 and ComFrame, including the final ICS, is expected to be adopted in 2018.

The Aviva Group and the Friends Life Group are involved in various legal proceedings, regulatory investigations and examinations and may be involved in more in the future, in particular in relation to claims and coverage issues.

The Aviva Group and the Friends Life Group have, separately, been named as defendants in lawsuits, including class actions and individual lawsuits. The Aviva Group and the Friends Life Group, have, separately, been subject to regulatory investigations or examinations in the various jurisdictions in which they operate. These actions arise in various contexts, including in connection with the Aviva Group's or the Friends Life Group's activities as an insurer, securities issuer, employer, investment adviser, investor and taxpayer. For example, the Aviva Group's investment business in the United Kingdom has been subject to investigation by the FCA in relation to procedures and controls around the allocation of trades between clients. In 2013, the Aviva Group found evidence of improper allocation of trades in fixed income securities within Aviva Investors, which occurred between 2006 and 2012. The FCA was notified at an early stage and have been kept fully apprised of the issue. Of the total cost of £134 million, an amount of £126 million in relation to this matter was recognised within the insurance liabilities section of Aviva Group's results for the year ending 31 December 2013 (this reflects the compensation expected to be claimed in respect of these breaches), with the balance relating to other associated costs. The FCA has not yet concluded its investigation and potential outcomes could include no further action, private censure, public censure, fines or sanctions.

Other lawsuits and investigations may also arise which could seek significant or unspecified amounts of damages, including punitive damages, and certain of the regulatory authorities involved in these proceedings have substantial powers over the conduct and operations of the Aviva Group's and the Friends Life Group's businesses.

Due to the nature of certain of these lawsuits and investigations, the Aviva Group and the Friends Life Group cannot make an estimate of loss or predict with any certainty the potential impact of these lawsuits or investigations.

In the course of conducting insurance business, the Aviva Group receives general insurance liability claims, and becomes involved in actual or threatened related litigation arising therefrom, including claims in respect of pollution and other environmental hazards. Given the significant delays that are experienced in the notification of these claims, the potential number of incidents that they cover and the uncertainties associated with establishing liability and the availability of reinsurance, the ultimate cost cannot be determined with certainty.

Additionally, it is possible that a regulator in one of the Aviva Group's or the Friends Life Group's major markets may conduct a review of products previously sold, either as part of an industry-wide review or specific to it. The result of this review may be to compensate customers for losses they have incurred as a result of the products they were sold.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. Examples of emerging claims and coverage issues include adverse changes in loss trends, judicial expansion of policy coverage and the impact of new theories of liability; growth of claims culture; legislative or judicial action that affects policy coverage or interpretation, claim quantification, or pricing; a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claims-handling and other practices; new causes of liability or mass claims; claims in respect of directors' and officers' coverage, professional indemnity and other liability covers; and climate change-related litigation.

All of the above could adversely impact the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's results of operations or financial condition.

From time to time, changes in the interpretation of existing tax laws, amendments to existing tax rates or the introduction of new tax legislation may adversely impact the Aviva Group's or the Friends Life Group's business.

The Aviva Group and the Friends Life Group operate in numerous tax jurisdictions around the world and face risks associated with changes in tax law, interpretation of tax law, changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge or a financial penalty.

If, as a result of a particular tax risk materialising, the tax costs associated with certain transactions are greater than anticipated, it could affect the profitability of those transactions.

There are also specific rules governing the taxation of policyholders. The Aviva Group and the Friends Life Group are unable to predict accurately the impact of future changes in tax law on the taxation of life insurance and pension policies in the hands of policyholders. Amendments to existing legislation, particularly if there is the withdrawal of any tax relief, or an increase in tax rates, or the introduction of new rules, may affect the future long-term business and the decisions of policyholders. The impact of such changes upon the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group might depend on the mix of business in force at the time of such change.

The design of life insurance products by the Aviva Group's and the Friends Life Group's life insurance companies takes into account a number of factors, including risks and taxation. The design of long-term insurance products is based on the tax legislation in force at that time. Changes in tax legislation or in the interpretation of tax legislation may therefore, when applied to such products, have a material adverse effect on the financial condition of the relevant long-term business fund of the company in which the business was written.

The Aviva Group and the Friends Life Group may face increased compliance costs as a result of legislation passed in the United States.

In March 2010, the United States passed legislation that would require non-United States financial institutions to enter into agreements to provide information on United States accountholders beginning in 2015. If this information is not provided in a form and with contents satisfactory to the United States tax authorities, a non-United States financial institution will have a 30% withholding tax applied to certain amounts derived from United States sources. Under final United States Treasury regulations, no such withholding tax will be imposed on any payments made prior to 1 July 2014. On 1 September 2013, regulations were introduced in the United Kingdom (the "Regulations") to give effect to the intergovernmental agreement entered into between the United Kingdom and the United States to improve tax compliance, dated 12 September 2012 (the "UK-U.S. IGA"). Under the UK-U.S. IGA, UK-based financial institutions should not be subject to a 30% withholding on U.S. source income, unless they fail to meet the requirements set out in the UK-U.S. IGA and the Regulations. A number of other jurisdictions in which the Aviva Group and the Friends Life Group operate have introduced or announced that they intend to introduce similar measures. There can be no assurance as to the nature of such measures, or extensions to existing measures, that may be introduced.

Nothing in these or any other risk factors should be taken as implying that any of the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FCA or PRA.

Changes to EU IFRS generally or specifically for insurance companies may materially adversely affect the reporting of the Aviva Group's or the Friends Life Group's financial results.

Changes to EU IFRS for insurance companies have been proposed in recent years and further changes may be proposed in the future. The International Accounting Standards Board published proposals that would introduce significant changes to the statutory reporting of insurance entities that prepare financial statements according to EU IFRS. The accounting proposals, which are not expected to be finalised until later in 2015 at the earliest with an effective date still to be determined, will change the presentation and measurement of insurance contracts, including the effect of technical reserves and reinsurance on the value of insurance contracts. It is uncertain whether and how the proposals may affect the Aviva Group, the Friends Life Group and, following completion of the Proposed Acquisition, the Enlarged Aviva Group should they become definitive standards. Current proposals may have an adverse effect on the manner in which the Aviva Group and the Friends Life Group report provisions and, therefore, identify and report revenues, costs and distributable reserves. The changes could, therefore, have an adverse effect on the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's financial performance and condition (including through changes affecting the calculation of taxation). These and any other changes to EU IFRS that may be proposed in the future, whether or not specifically targeted at insurance companies, could materially adversely affect the Aviva Group's, the Friends Life Group's and, following completion of the Proposed Acquisition, the Enlarged Aviva Group's reported results of operations and their financial position.

RISKS RELATING TO THE PROPOSED ACQUISITION AND THE NEW AVIVA SHARES

Completion is subject to a number of conditions which may not be satisfied or waived.

Completion of the Proposed Acquisition is conditional upon, among other things, obtaining the relevant regulatory clearances from the PRA, FCA and other regulators; obtaining clearances from appropriate competition authorities; the approval of the Scheme by a majority in number of the Scheme Shareholders (other than Non-Voting Persons) (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Court Meeting representing not less than 75% in value of the Scheme Shares voted by such Scheme Shareholders; all resolutions necessary to approve and implement the Scheme and to approve certain related matters being duly passed by the requisite majority or majorities at any General Meeting of Friends Life or at any adjournment of that meeting; the sanction of the Scheme with or without modification (but subject to any such modification being acceptable to Aviva and Friends Life) by the Court; and the passing of the required resolutions at the General Meeting of Aviva.

Although the Directors believe that the clearances should be forthcoming, it is possible that the parties may not obtain these clearances, or that they may not be obtainable within a timescale acceptable to the parties, or that they may only be obtained subject to certain conditions or undertakings which may not be acceptable to the parties. In the event that the FCA, PRA or any other required clearance is not obtained on terms reasonably satisfactory to Aviva or if any other condition is not fulfilled or waived, the Proposed Acquisition may not be completed. Further, it is possible that the FCA, the PRA or other overseas regulators may attach conditions to their approval of the Proposed Acquisition, which might delay or prevent the realisation of certain synergies identified by the parties or otherwise impact the Enlarged Aviva Group's strategy and operations. If this were to happen it is possible that the business, results of operations and/or financial condition of the Aviva Group, the Friends Life Group and/or, following completion of the Proposed Acquisition, the Enlarged Aviva Group may be materially adversely affected.

The Enlarged Aviva Group's success will be dependent upon its ability to integrate the two businesses; there will be numerous challenges associated with the integration and the synergies expected from the Proposed Acquisition may not be fully achieved.

The current operations of the Aviva Group and the Friends Life Group will be integrated to form the combined operations of the Enlarged Aviva Group over a period of two to three years. To the extent that the Enlarged Aviva Group is unable to efficiently integrate the operations, realise cost reductions, transfer existing Friends Life Group asset management contracts to Aviva Investors, retain qualified personnel or customers and avoid unforeseen costs or delay, there may be an adverse effect on the business, results of operations and/or the financial condition of the Enlarged Aviva Group. While Aviva believes that the costs and synergies expected to arise from the transaction have been reasonably estimated, unanticipated events or liabilities may arise which result in a delay or reduction in the benefits derived from the transaction, or in costs significantly in excess of those estimated. The integration of the Aviva Group and the Friends Life Group will be supported by a strong management team with experience of large integration processes. However, no assurance can be given that the integration process will deliver all or substantially all of the expected benefits or realise such benefits in a timely manner.

The Enlarged Aviva Group will encounter numerous integration challenges as a consequence of the Proposed Acquisition. In particular, following completion, the Enlarged Aviva Group's management and resources may be diverted from its core business activity of administering the Enlarged Life and Pensions Business and the Enlarged Asset Management Business due to personnel being required to assist in the integration process. The integration process may lead to an increase in the level of administrative errors. A decline in the service standards of the Enlarged Aviva Group may result in an increase in customer complaints and customer and/or regulatory actions, which may lead to reputational damage and the loss of customers and/or distributors by the Enlarged Aviva Group and have an adverse impact on financial performance and condition. Furthermore, whether as a result of a decision or action taken by a regulator with jurisdiction over the Enlarged Aviva Group's business or otherwise, it may not prove possible to achieve the expected level of synergy benefits on integration of the businesses of the Aviva Group and the Friends Life Group on time or at all and/or the cost of delivering such benefits may exceed the expected cost.

There will inevitably be a cost involved in revising the current systems and structures of the Enlarged Aviva Group following completion of the Proposed Acquisition. There is a risk that these costs could exceed current estimates, which would adversely affect anticipated integration benefits.

During the integration period following Admission, the Enlarged Aviva Group may not be in a position to acquire other insurance and/or asset management related targets that it might otherwise have sought to acquire. In view of the demands the integration process may have on management time, it may also cause a delay in other projects currently contemplated by the Aviva Group and the Friends Life Group.

Under any of these circumstances, the business growth opportunities, overhead functions consolidation benefits, purchasing and distribution benefits and other synergies anticipated by Aviva and Friends Life to result from the Proposed Acquisition may not be achieved as expected, or at all, or may be delayed materially. To the extent that the Enlarged Aviva Group incurs higher integration costs or achieves lower synergy benefits than expected, its results of operations, financial condition and/or prospects, and the price of New Aviva Shares, may be adversely affected.

Substantial future sales of Enlarged Aviva Group Shares could impact their market price.

The Company cannot predict what effect, if any, future sales of Enlarged Aviva Group Shares, or the availability of Enlarged Aviva Group Shares for future sale, will have on the market price of the Enlarged Aviva Group Shares. Sales of substantial amounts of Enlarged Aviva Group Shares in the public market following the Proposed Acquisition, or the perception or any announcement that such sales could occur, could adversely affect the market price of the Enlarged Aviva Group Shares and may make it more difficult for investors to sell their Enlarged Aviva Group Shares at a time and price which they deem appropriate, or at all.

The value of the Enlarged Aviva Group Shares may fluctuate significantly.

Following the Proposed Acquisition, the value of the Enlarged Aviva Group Shares may fluctuate significantly as a result of a large number of factors, including, but not limited to, those referred to in this Part II ("Risk Factors"), as well as period-to-period variations in operating results or change in revenue or profit estimates by the Company, industry participants or financial analysts. The value of the Enlarged Aviva Group Shares could also be affected by developments unrelated to the Company's operating performance, such as the operating and share price performance of other companies that investors may consider comparable to the Company, speculation about the Company in the press or the investment community, strategic actions by competitors, including acquisitions and/or restructurings, changes in market conditions and regulatory changes in any number of countries, whether or not the Company derives significant revenue therefrom and shifts in macro-economic or geopolitical conditions generally.

The market price of the Enlarged Aviva Group Shares could be negatively affected by sales of substantial amounts of Enlarged Aviva Group Shares in the public markets or the perception that these sales could occur.

A third party may be able to obtain a large enough shareholding in either Aviva or Friends Life to delay or prevent completion of the Proposed Acquisition.

Both Aviva and Friends Life are listed companies whose ordinary shares are freely traded on the London Stock Exchange. It is possible that an existing or new shareholder with a significant shareholding in either Aviva or Friends Life could use, or could threaten to use, its shareholding to vote against the Proposed Acquisition when shareholder consent is sought. Such an action could materially delay or prevent the implementation of the Scheme and therefore deprive the parties of some or all of the anticipated benefits of the Proposed Acquisition.

Enlarged Aviva Group Shareholders may earn a negative or no return on their investment in the Company.

The Company's results of operations and financial condition are dependent on the trading performance of the members of the Enlarged Aviva Group. There can be no assurance that the Company will pay dividends in the future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, applicable law, regulation, restrictions, the Company's and the Enlarged Aviva Group's financial position, regulatory capital requirements, working capital requirements, finance costs, general economic conditions and other factors the Directors deem significant from time to time. The Company's ability to pay dividends will also depend on the level of distributions, if any, received from its operating subsidiaries.

Aviva Shareholders and Friends Life Shareholders will own a smaller percentage of the Enlarged Aviva Group than they currently own of Aviva and Friends Life, respectively.

After completion of the Proposed Acquisition, the Aviva Shareholders and Friends Life Shareholders will own a smaller percentage of the Enlarged Aviva Group than they currently own of the Aviva Group and the Friends Life Group, respectively. Based on the number of Friends Life Shares in issue as at the close of business on 15 January 2015 (being the latest practicable date prior to the publication of this document) and assuming that there are no other issues of Ordinary Shares or Friends Life Shares (including under the Aviva Share Schemes or Friends Life Incentive Schemes) between 15 January 2015 (being the latest practicable date prior to the publication of this document) and the date of Admission and that 1,105,000,000 New Aviva Shares are issued in connection with the Proposed Acquisition, the Aviva Shareholders and former Friends Life Shareholders will own approximately 73% and approximately 27% respectively of the outstanding shares of the Enlarged Aviva Group. As a consequence, the number of voting rights which can be exercised and the influence which may be exerted by shareholders in respect of the Enlarged Aviva Group will be reduced.

The issue of additional shares in the Company in connection with future acquisitions, any share incentive or share option plan or otherwise may dilute all other shareholdings.

The Enlarged Aviva Group may seek to raise financing to fund future acquisitions and other growth opportunities. The Company may, for these and other purposes, such as in connection with share incentive and share option plans, issue additional equity or convertible equity securities. As a result, the Company's existing shareholders would suffer dilution in their percentage ownership.

The Enlarged Aviva Group's ability to pay dividends will be dependent on the availability of distributable reserves.

The ability of the Enlarged Aviva Group to pay dividends on the Enlarged Aviva Group Shares will be dependent upon the availability of distributable reserves and therefore, amongst other things, upon receipt by it of dividends and other distributions of value from its subsidiaries and companies in which it has an investment.

PART III

DIRECTORS, PROPOSED DIRECTORS, SECRETARY, REGISTERED AND HEAD OFFICE
AND ADVISERS

Directors of the Company	John McFarlane (Group Chairman)[3]
Mark Wilson (Group Chief Executive Officer)
Tom Stoddard (Chief Financial Officer)
Glyn Barker (Independent non-executive director)
Patricia Cross (Independent non-executive director)
Michael Hawker, AM (Independent non-executive director)
Gay Huey Evans (Independent non-executive director)
Michael Mire (Independent non-executive director)
Sir Adrian Montague, CBE (Senior independent non-executive director)
Bob Stein (Independent non-executive director)
Scott Wheway (Independent non-executive director)
all of whose business address is at St Helen's, 1 Undershaft London EC3P 3DQ
Proposed Directors of the Company[4]	Andy Briggs Sir Malcolm Williamson
all of whose business address will, with effect from their appointment, be at St Helen's, 1 Undershaft London EC3P 3DQ
Company Secretary of the Company	Kirstine Cooper
Registered and head office of the Company	St Helen's 1 Undershaft London EC3P 3DQ
Joint Sponsors and Joint Financial Advisers	J.P. Morgan Limited 25 Bank Street Canary Wharf London E14 5JP
Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA
Joint Corporate Brokers	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP
Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA

3
John McFarlane will be replaced as Chairman by Sir Adrian Montague, CBE, with effect from the conclusion of Aviva's next annual general meeting.

4
The Proposed Directors will become directors of the Company (and Sir Malcolm Williamson will replace Sir Adrian Montague as Senior Independent Director) following completion of the Proposed Acquisition (subject to regulatory approval).

Joint Financial Adviser	Robey Warshaw LLP 31 St James's Place London SW1A 1NR
English and U.S. legal advisers to the Company	Allen & Overy LLP One Bishops Square London E1 6AD
Guernsey legal advisers to the Company	Carey Olsen Carey House Les Banques St Peter Port Guernsey GY1 4BZ
English and U.S. legal advisers to the Joint Sponsors	Clifford Chance LLP 10 Upper Bank Street London E14 5JJ
Guernsey legal advisers to the Joint Sponsors	Mourant Ozannes 1 Le Marchant Street St Peter Port Guernsey GY1 4HP
Auditors and Reporting Accountants to the Company	PricewaterhouseCoopers LLP 7 More London Riverside London SE1 2RT
Registrars	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE

 PART IV

EXPECTED TIMETABLE OF PRINCIPAL EVENTS AND INDICATIVE STATISTICS

Expected timetable of principal events

Event	Time and/or date(1)
Publication of this document, the Circular and the Scheme Document	19 January 2015
ADS voting record time for the General Meeting of Aviva	5.00 p.m. (New York City time) on 26 January 2015(2)
Publication of Friends Life's 2014 Preliminary Results	5 March 2015
Publication of Aviva's 2014 Preliminary Results	5 March 2015
Latest time for receipt of ADS proxy card/voting instruction for the General Meeting of Aviva	10.00 a.m. (New York City time) on 20 March 2015
Latest time for receipt of Aviva Voting Instruction Form or Aviva Form of Direction for the General Meeting of Aviva	11.00 a.m. on 23 March 2015(3)
Latest time for receipt of Aviva Form of Proxy/CREST proxy instruction for the General Meeting of Aviva	11.00 a.m. on 24 March 2015(4)
Record time for voting at the General Meeting of Aviva by Aviva Shareholders	6.00 p.m. on 24 March 2015(5)
Latest time for lodging WHITE Forms of Instruction for the Court Meeting	2.00 p.m. on 20 March 2015(6)
Latest time for lodging RED Forms of Instruction for the General Meeting of Friends Life	2.15 p.m. on 20 March 2015(7)
Latest time for lodging BLUE Forms of Proxy for the Court Meeting	2.00 p.m. on 24 March 2015(8)
Latest time for lodging YELLOW Forms of Proxy for the General Meeting of Friends Life	2.15 p.m. on 24 March 2015(9)
Record time for voting at the General Meeting of Aviva by Aviva Shareholders	6.00 p.m. on 24 March 2015
Voting Record Time	6.00 p.m. on 24 March 2015(10)
General Meeting of Aviva	11.00 a.m. on 26 March 2015
Court Meeting	2.00 p.m. on 26 March 2015
General Meeting of Friends Life	2.15 p.m. on 26 March 2015(11)
Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Friends Life Shares	5.00 p.m. on 9 April 2015(12)
Friends Life Dividend Record Date	6.00 p.m. on 9 April 2015(12)
Scheme Record Time	6.00 p.m. on 9 April 2015(12)
Suspension of listing of, and dealings in, Friends Life Shares	7.30 a.m. on 10 April 2015(12)(13)
Guernsey Court Hearing to sanction the Scheme	10 April 2015(12)
Effective Date	10 April 2015(12)(13)

Event	Time and/or date(1)
Delisting of Friends Life Shares	By 8.00 a.m. on 13 April 2015(12)(13)
New Aviva Shares issued and crediting of New Aviva Shares to CREST accounts	By 8.00 a.m. on 13 April 2015(12)(13)
Admission and commencement of dealings in the New Aviva Shares on the London Stock Exchange	8.00 a.m. on 13 April 2015(12)(13)
Despatch of definitive share certificates and Aviva Share Account statements in relation to the New Aviva Shares (in each case, where applicable)	within 14 days of the Effective Date
Payments in respect of fractional entitlements, where applicable	within 14 days of the Effective Date
Payment of Friends Life's 2014 second interim dividend	within 14 days of the Effective Date
Long Stop Date	31 July 2015(14)

Notes:

(1)
All times shown in this document are London times unless otherwise stated. The dates and times given are indicative only and are based on current expectations and may be subject to change (including as a result of changes to the regulatory timetable). If any of the times and/or dates above change, the revised times and/or dates will be announced via a Regulatory Information Service.

(2)
Only those Aviva ADS Holders who hold ADSs at 5.00 p.m. (New York City time) on 26 January 2015 will receive the relevant ADS proxy card/voting instructions for the General Meeting of Aviva and will be entitled to instruct Citibank, N.A., Aviva's U.S. depositary bank, to exercise the voting rights in respect of the Ordinary Shares represented by their ADSs at the General Meeting of Aviva.

(3)
The Aviva Voting Instruction Form for the General Meeting of Aviva must be returned by no later than 11.00 a.m. on 23 March 2015 (or in the case of an adjournment of the General Meeting of Aviva, not less than 72 hours (excluding non-working days) prior to the time set for the adjourned General Meeting of Aviva) to be valid.

(4)
The Aviva Form of Proxy/CREST proxy instruction for the General Meeting of Aviva must be returned by no later than 11.00 a.m. on 24 March 2015 (or in the case of an adjournment of the General Meeting of Aviva, not less than 48 hours (excluding non-working days) prior to the time set for the adjourned General Meeting of Aviva) to be valid.

(5)
Only those Aviva Shareholders registered on the register of members of Aviva as at 6.00 p.m. on 24 March 2015 (or in the case of an adjournment of the General Meeting of Aviva, on the register of members of Aviva at 6.00 p.m. on the day which is two days (excluding non-working days) prior to the time set for the adjourned General Meeting of Aviva) will be entitled to attend and/or vote at the General Meeting of Aviva.

(6)
The WHITE Form of Instruction for the Court Meeting must be lodged with Friends Life's proxy processing agent, Computershare Investor Services PLC, by no later than 2.00 p.m. on 20 March 2015 in order for it to be valid, or, if the Court Meeting is adjourned, no later than 96 hours before the time fixed for the adjourned meeting. If the WHITE Form of Instruction is not returned by such time, it will be invalid.

(7)
The RED Form of Instruction for the General Meeting of Friends Life must be lodged with Friends Life's proxy processing agent, Computershare Investor Services PLC, by no later than 2.15 p.m. on 20 March 2015 in order for it to be valid, or, if the General Meeting of Friends Life is adjourned, no later than 96 hours before the time fixed for the adjourned meeting. If the RED Form of Instruction is not returned by such time, it will be invalid.

(8)
The BLUE Form of Proxy for the Court Meeting may, alternatively, be handed to Friends Life's proxy processing agent, Computershare Investor Services PLC, or the Chairman of the Court Meeting at the start of the Court Meeting (or any adjournment thereof). However, if possible, Scheme Shareholders are requested to lodge the BLUE Form of Proxy with Friends Life's proxy processing agent, Computershare Investor Services PLC, by no later than 2.00 p.m. on 24 March 2015, or, if the Court Meeting is adjourned, no later than 48 hours before the time fixed for the adjourned meeting.

(9)
The YELLOW Form of Proxy for the General Meeting of Friends Life must be lodged with Friends Life's proxy processing agent, Computershare Investor Services PLC, by no later than 2.15 p.m. on 24 March 2015 in order for it to be valid, or, if the General Meeting of Friends Life is adjourned, no later than 48 hours before the time fixed for the adjourned meeting. If the YELLOW Form of Proxy is not returned by such time, it will be invalid.

(10)
If either of the Court Meeting or the General Meeting of Friends Life is adjourned, the Voting Record Time for any such adjourned meeting will be 6.00 p.m. on the date which is two days before the date set for such adjourned meeting.

(11)
To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(12)
These times and dates are indicative only and will depend, amongst other things, on the dates upon which the Conditions are satisfied or (where permitted) waived.

(13)
These times and dates are indicative only and will depend, amongst other things, on the date upon which the Court sanctions the Scheme.

(14)
This is the latest date by which the Scheme may become Effective unless Friends Life and Aviva agree upon, and (if required) the Court and the Panel allow, a later date.

Indicative Statistics

Number of Ordinary Shares in issue as at 15 January 2015 (being the latest practicable date prior to the date of this document)	2,950,758,512
Number of New Aviva Shares to be issued in connection with the Proposed Acquisition	up to 1,105,000,000
Number of Ordinary Shares in issue immediately following Admission(1)	up to 4,055,758,512
New Aviva Shares as a percentage of the total Ordinary Shares immediately following completion of the Proposed Acquisition(1) (2)	27%

Note(s):

(1)
On the assumption that no new Ordinary Shares are issued as a result of (i) the exercise of any options or (ii) awards vesting under the Aviva Share Schemes between 15 January 2015 (being the latest practicable date prior to the date of this document) and Admission.

(2)
Percentage calculated on the assumption that 1,105,000,000 New Aviva Shares are issued in connection with the Proposed Acquisition. Based on the number of Ordinary Shares and Friends Life Shares in issue as at 15 January 2015 (being the latest practicable date prior to the date of this document), the percentage would be 26%.

 PART V

PRESENTATION OF INFORMATION

General

Investors should only rely on the information in this Prospectus. No person has been authorised to give any information or to make any representations other than the information and representations contained in this Prospectus and, if any other information or representations is or are given or made, such information or representations must not be relied upon as having been authorised by or on behalf of the Company, the Directors, the Proposed Directors or the Joint Sponsors. No representation or warranty, express or implied, is made by any of the Joint Sponsors as to the accuracy or completeness of such information, and nothing contained in this Prospectus is, or shall be relied upon as, a promise or representation by the Joint Sponsors as to the past, present or future.

Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to section 87G of FSMA and paragraph 3.4.1 of the Prospectus Rules, neither the delivery of this Prospectus nor Admission shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Company or of the Aviva Group or of the Enlarged Aviva Group taken as a whole since the date of this Prospectus or that the information contained herein is correct as of any time subsequent to its date.

The Company does not accept any responsibility for the accuracy or completeness of any information reported by the press or other media, nor the fairness or appropriateness of any forecasts, views or opinions expressed by the press or other media regarding the Proposed Acquisition or the Aviva Group. The Company makes no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication.

The Company will update the information provided in this Prospectus by means of a supplement hereto if a significant new factor that may affect the evaluation by prospective investors of the terms of the Scheme occurs prior to Admission or if this Prospectus contains any material mistake or inaccuracy. Any supplement to this Prospectus will be subject to approval by the FCA and will be made public in accordance with the Prospectus Rules.

The contents of this Prospectus are not to be construed as legal, business or tax advice. Each prospective investor should consult his or her own lawyer, financial adviser or tax adviser for legal, financial or tax advice in relation to any investment in or holding of Ordinary Shares or any acquisition of New Aviva Shares in accordance with the Scheme.

The Joint Sponsors and their respective affiliates may have engaged in transactions with, and provided various investment banking, financial advisory and other services for, the Company, members of the Aviva Group and the Aviva Shareholders for which they would have received customary fees. The Joint Sponsors and their respective affiliates may provide such services to the Company, members of the Aviva Group and the Aviva Shareholders and any of their respective affiliates in the future.

This Prospectus is not intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Company, the Directors, the Proposed Directors or any of the Joint Sponsors or any of their representatives that any recipient of this Prospectus should agree to acquire the New Aviva Shares in accordance with the Scheme. Prior to making any decision as to whether to acquire the New Aviva Shares in accordance with the Scheme, prospective investors should read this Prospectus in its entirety and should not just rely on key information or information summarised within it. In making an investment decision, prospective investors must rely upon his or her own examination, analysis and enquiry of the Company and the terms of the Scheme and this Prospectus, including the merits and risks involved.

Prospective investors who agree to acquire New Aviva Shares in accordance with the Scheme will be deemed to have acknowledged that they have relied solely on the information contained in this Prospectus and/or the Scheme Document, and no person has been authorised to give any information or to make any representation concerning the Aviva Group or the New Aviva Shares (other than as contained in this Prospectus) and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Company, the Directors, the Proposed Directors or any of the Joint Sponsors.

Presentation of financial information

The historical consolidated financial information relating to (i) the Aviva Group referred to in Part IX ("Selected Financial Information in relation to Aviva and Aviva Documents Incorporated By Reference") of this document and which is incorporated by reference into this document as set out therein and (ii) the Friends Life Group referred to in Part XI ("Selected Financial Information in relation to Friends Life and Friends Life Documents Incorporated By Reference") of this document, and which is incorporated by reference into this document from the Circular, have each been prepared in accordance with IFRS.

The significant accounting policies (i) for the Aviva Group are set out within the Aviva Group's historical consolidated financial information for the financial year ended 31 December 2013 which is incorporated by reference into this document as set out in Part IX ("Selected Financial Information in relation to Aviva and Aviva Documents Incorporated By Reference") of this document and (ii) for the Friends Life Group are set out within the Friends Life Group's historical consolidated financial information for the financial year ended 31 December 2013 which is incorporated by reference into this document from the Circular as set out in Part XI ("Selected Financial Information in relation to Friends Life and Friends Life Documents Incorporated By Reference") of this document.

Rounding

Percentages and certain amounts included in this Prospectus, including financial, statistical and operating information, have been rounded for ease of presentation. Accordingly, the figures shown as totals may not be the precise sum of the figures that precede them.

Currency presentation

Unless otherwise indicated in this Prospectus, all references to:

•
"Great British Pounds sterling", "sterling", "pounds sterling", "GBP", "£" or "pence" are to the lawful currency of the United Kingdom;

•
"Euro", "euro" or "€" are to the lawful currency of the European Union (as adopted by certain member states); and

•
"U.S. dollars", "dollars", "U.S.$" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated, the financial information contained in this Prospectus has been expressed in Great British Pounds sterling. For all members of the Aviva Group the functional currency is Great British Pounds sterling and the Aviva Group presents its financial statements in Great British Pounds sterling.

Information regarding forward-looking statements

Certain information contained in this Prospectus, including any information as to the Company's or the Enlarged Aviva Group's strategy, market position, plans or future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. These forward looking statements may be identified by the use of forward-looking terminology, including the terms "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "project", "aim", "estimate", "may", "will", "could", "should", "seeks", "predicts", "schedule" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plan, objectives, goals, future events or intentions.

Explanatory wording in this Prospectus which refers to forward-looking statements, does not qualify the working capital statements given at paragraphs 16.1 and 16.2 of Part XVI ("Additional Information").

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: general economic and business conditions in the United Kingdom and internationally; inflation, deflation, interest rates and policies of the Bank of England, the European Central Bank and other G8 central banks; fluctuations in exchange rates, stock markets and currencies; changes to the Company's or Enlarged Aviva Group's credit ratings; the unpredictability of insurance, including the possibility of a catastrophe impacting the general insurance business, unexpected deviations in policyholder behaviour or experience including changes to lapses or mortality rates; changing demographic developments, including mortality and changing customer behaviour, including consumer spending, saving and borrowing habits; changes in customer preferences; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes; natural and other disasters, adverse weather and similar contingencies outside the Company's or Enlarged Aviva Group's control; inadequate or failed internal or external processes, people and systems; terrorist acts and other acts of war or hostility and responses to those acts; geopolitical, pandemic or other such events; changes in laws, regulations, taxation, accounting standards or practices; similar contingencies outside the Company's or Enlarged Aviva Group's control; the policies and actions of Governmental or regulatory authorities in the United Kingdom, the European Union, the United States or elsewhere; the implementation of the draft EU crisis management framework directive and banking reform, following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; market relating trends and developments; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and the success of the Company or the Enlarged Aviva Group in managing the risks of the foregoing.

Investors are cautioned that forward-looking statements are not guarantees of future performance. Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this Prospectus speak only as at the date of this Prospectus, reflect the Board's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company's or Enlarged Aviva Group's operations, results of operations, growth strategy, capital and leverage ratios and the availability of new funding. Investors should specifically consider the factors identified in this Prospectus that could cause actual results to differ before making an investment decision. All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements. Specific reference is made to Part II ("Risk Factors"), Part VII ("Information on the Company and the Aviva Group") and Part X ("Operating and Financial Review of Aviva").

Subject to the requirements of the Prospectus Rules, the Disclosure and Transparency Rules and the Listing Rules, or applicable law, the Company explicitly disclaims any intention or obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this Prospectus that may occur due to any change in the Company's or Enlarged Aviva Group's expectations or to reflect events or circumstances after the date of it.

Market, economic and industry data

This Prospectus contains information regarding the Aviva Group's and the Friends Life Group's businesses and the industries in which they operate and compete, which the Company has obtained from various third-party sources. Where information contained in this document originates from a third party source, it is identified where it appears in this document together with the name of its source.

Where information has been sourced from a third party it has been accurately reproduced and, as far as the Company is aware and is able to ascertain from information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

No incorporation of website information

The contents of the Company's websites, Friends Life's websites, any website mentioned in this Prospectus or any website directly or indirectly linked to these websites have not been verified and do not form part of this Prospectus, and investors should not rely on such information.

Definitions

Certain terms used in this Prospectus, including all capitalised terms and certain technical and other terms, are defined and explained in Part XVII ("Definitions").

All times referred to in this document are, unless otherwise stated, references to London time.

All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation or regulation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

PART VI

DETAILS OF THE PROPOSED ACQUISITION

1.       Introduction

On 2 December 2014, the boards of Aviva and Friends Life announced that they had agreed the terms of a recommended all-share offer by Aviva to acquire the entire issued and to be issued ordinary share capital of Friends Life.

It is intended that the Proposed Acquisition will be implemented by way of a court-sanctioned scheme of arrangement of Friends Life under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) pursuant to which Aviva will acquire the entire issued and to be issued ordinary share capital of Friends Life. Subject to the satisfaction or, where applicable, waiver of the Conditions (other than those Conditions which relate to Admission), it is expected that the Proposed Acquisition will become Effective on 10 April 2015, with Admission becoming effective and dealings for normal settlement in the New Aviva Shares expected to commence at 8.00 a.m. on 13 April 2015.

Owing to its size, the Proposed Acquisition constitutes a "class 1 transaction" for the purposes of the Listing Rules and therefore requires the approval of Aviva Shareholders. Accordingly, the General Meeting of Aviva has been convened for 11:00 a.m. London time on 26 March 2015 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. Aviva Shareholders will be asked, among other things, to approve the Proposed Acquisition itself and the allotment of the New Aviva Shares in connection with the Proposed Acquisition.

The Directors consider the Proposed Acquisition and the Resolutions to be in the best interests of Aviva and Aviva Shareholders as a whole and unanimously recommend that Aviva Shareholders vote in favour of the Resolutions, as the Directors who hold or are beneficially entitled to Ordinary Shares have irrevocably undertaken to do (or procure) in respect of their own beneficial holdings of Ordinary Shares. The Proposed Acquisition has also been unanimously recommended by the Friends Life Directors and the background and reasons for their recommendation are set out in full in the Scheme Document.

2.       Terms of the Proposed Acquisition

It is intended that the Proposed Acquisition will be implemented by way of a court-sanctioned scheme of arrangement under Part VIII of the Companies (Guernsey) Law, 2008 (as amended).

Under the Scheme, which will be subject to the Conditions and terms set out in paragraph 12 of this Part VI ("Details of the Proposed Acquisition") and to the further terms set out in the Scheme Document, Scheme Shareholders (other than Restricted Persons) will receive:

0.74 New Aviva Shares for each Friends Life Share

In addition, assuming the Proposed Acquisition completes, Scheme Shareholders who are on the Friends Life shareholder register at the Friends Life Dividend Record Date will also be entitled to receive, in place of Friends Life's 2014 final dividend, Friends Life's proposed second interim dividend of 24.1p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life's 2013 final dividend and 2013 full year dividend, respectively. Scheme Shareholders will have no entitlement to Aviva's proposed 2014 final dividend of 12.25p per share, regardless of whether or not (and of when) the Proposed Acquisition completes.

The Exchange Ratio and implied premium have been agreed between Aviva and Friends Life having taken into account the impact of the Value Share, and the consideration that will be due from Friends Life to RCAP under the terms of the Limited Partnership Agreement. At completion of the Proposed Acquisition, Friends Life is required to settle the Value Share in cash. The cash consideration payable to RCAP is expected by Friends Life to be approximately £220 million. However, under the terms of the Limited Partnership Agreement, RCAP can elect to receive the consideration in Friends Life Shares. If RCAP elects for shares, any Friends Life Shares would be acquired by Aviva immediately following completion of the Proposed Acquisition at the Exchange Ratio in connection with the implementation of the Scheme.

Based on the Exchange Ratio and the Closing Prices of Aviva and Friends Life shares as at 20 November 2014 (being the date prior to talks between Aviva and Friends Life being made public), the Proposed Acquisition, excluding the payment to RCAP in relation to the Value Share and Friends Life's proposed second interim dividend payment in respect of the 2014 financial year, values each Friends Life Share at 394p and Friends Life's existing issued ordinary share capital at approximately £5.6 billion.

Based on the Exchange Ratio and the Closing Prices of Aviva and Friends Life shares as at 20 November 2014 (being the last date prior to talks between Aviva and Friends Life being made public), the terms of the Proposed Acquisition, excluding the payment to RCAP in relation to the Value Share and Friends Life's proposed second interim dividend payment in respect of the 2014 financial year, represent:

•
a premium of 15% to the Closing Price of 343p per Friends Life Share on 20 November 2014;

•
a premium of 27% to the average Closing Price of 310p per Friends Life Share for the three-month period ended 20 November 2014; and

•
a multiple of 1.0x Friends Life's Market Consistent Embedded Value per share as at 30 June 2014 (adjusted for the sale of Lombard and the Friends Life Share Buyback Programme).

Based on the Exchange Ratio and the Closing Price of Aviva as at 15 January 2015 (being the latest practicable date prior to the publication of this document), the Proposed Acquisition values each Friends Life Share at 375p, which represents a premium of 9% to the Closing Price of 343p per Friends Life Share on 20 November 2014.

If successful, assuming that 1,105,000,000 New Aviva Shares are issued in connection with the Proposed Acquisition, the Proposed Acquisition will result in Scheme Shareholders, together, owning approximately 27% of the ordinary share capital of the Enlarged Aviva Group.

3.       Background to and reasons for the Proposed Acquisition

Summary

Over the past two years, Aviva has undertaken a major transformation, creating significant value for its shareholders. Aviva believes that the Proposed Acquisition has a financial and strategic rationale that would accelerate Aviva's transformation in line with its investment thesis, "cash flow plus growth". It is expected to increase the quantum, resilience and diversification of group cash flows and improve Aviva's ability to invest for growth in its chosen markets and products, leveraging the respective strengths of Aviva and Friends Life to establish a compelling opportunity to create value for both Aviva and Friends Life shareholders.

Aviva also has a focused, clear, simple and differentiated business strategy. Its strategic anchor has three elements:

•
True Customer Composite.  Aviva is the only composite of scale in the United Kingdom and one of the few in the world that can offer a full range of insurance and asset management products, underpinned by the most recognised insurance brand in the United Kingdom;

•
Digital First.  This is how Aviva is capitalising on being a composite insurer. It is how customers increasingly want to do business with Aviva. If there is a choice of where to invest, it will be in digital first across any channel; and

•
Not Everywhere.  Aviva is not interested in geographic regions but individual markets where it has scale and profitability or a distinct competitive advantage. It will focus on markets, like the United Kingdom, where it will win.

Completion of the Proposed Acquisition is conditional upon, among other things, obtaining the relevant regulatory clearances from the PRA and FCA, obtaining clearances from appropriate competition authorities, the approval of the Scheme at the Court Meeting by a majority in number of those Scheme Shareholders (other than Non-Voting Persons) who are present and vote, either in person or by proxy, and who represent not less than 75% in value of the Scheme Shares voted by such Scheme Shareholders, the sanction of the Scheme by the Court and the passing of the required resolutions at the General Meeting of Aviva.

Aviva believes that the Proposed Acquisition reinforces its investment thesis and provides the opportunity for "accelerating cash flow plus growth". The key financial benefits of the Proposed Acquisition are outlined below.

Increasing the Quantum, Resilience and Diversification of Cash flows

The Proposed Acquisition is expected to leverage the complementary strengths of Aviva and Friends Life to create a stronger, more diversified and resilient business better positioned to serve customer needs, combining Aviva's brand, broad product range, scale and composite benefits with Friends Life's strong cash flow, corporate pensions leadership, balance sheet strength and proven back book expertise.

Accelerates the Financial Transformation of Aviva

The Proposed Acquisition is expected to result in an immediate reduction in financial leverage to a level that achieves Aviva's stated medium term objectives of external debt leverage below 40% on a TNAV (tangible net asset value) basis and AA equivalent on a Standard & Poor's basis, with no expected requirement to further deleverage the Enlarged Aviva Group and no impact on existing plans to reduce the internal loan to approximately £2.2 billion by the end of 2015 (this level has been set such that Aviva Insurance Limited places no reliance on the loan to meet its stressed insurance liabilities, as assessed on a 1:200 basis). Immediately following the Proposed Acquisition, external debt leverage on an IFRS tangible capital basis5, is expected to reduce from 44% to 38% for the Enlarged Aviva Group, and S&P Leverage is also expected to reduce from 30% to 28%6, providing Aviva with increased financial and strategic flexibility. Following the Proposed Acquisition, the Enlarged Aviva Group's debt leverage focus will be on the S&P Leverage metric, targeting a level that is consistent with an AA rating.

Aviva believes that its capital and liquidity position will be stronger and more resilient following the Proposed Acquisition. Aviva's Economic Capital surplus of approximately £8.0 billion would benefit from Friends Life's Economic Capital surplus (on a Friends Life standalone basis) of approximately £4.0 billion7, with the Enlarged Aviva Group position expected to be further strengthened by additional capital synergies over time. In addition, the Proposed Acquisition is expected to reduce the relative sensitivity of the Enlarged Aviva Group's Economic Capital to movements in credit and equity markets, as a result of Friends Life's lower market risk exposures relative to Aviva. Aviva's central liquidity position of approximately £1.25 billion would benefit from Friends Life's central liquidity position of approximately £1.15 billion.8

The stronger capital, cash flow and liquidity profile of the Enlarged Aviva Group is expected to be further strengthened by balance sheet synergies over time and improve the foundation for future growth.

The Proposed Acquisition is expected to have the following effect on key operating financial metrics:

•
approximately £0.6 billion of incremental Holdco Excess Cash Flow per annum including the benefit from realisation of expected synergies by the end of 20179;

•
operating EPS broadly neutral once full run-rate synergies achieved;

•
day-1 IFRS NAV per share accretion; and

•
reduction in Enlarged Aviva Group operating expense ratio, by approximately 2 percentage points after realisation of expected synergies.

Substantial Value from Potential Synergies

Aviva envisages achieving an annual synergy run-rate of approximately £225 million by the end of 2017, through inter alia, integrating life companies' operations, recapturing previously outsourced asset management contracts and the possible reduction of corporate and development costs across the two businesses. Aviva has valued these potential cost synergies at approximately £1.8 billion10, which

5
Adjusted definition to deduct only goodwill from "tangible capital" i.e. AVIF maintained within capital base.

6
Both calculated as at 30 June 2014 by reference to Aviva's and Friends Life's 2014 half year reports.

7
Both calculated as at 30 June 2014 by reference to Aviva's and Friends Life's 2014 half year reports.

8
Calculated by reference to Friends Life's available shareholder assets as at 30 September 2014 of £911 million, adjusted for the proceeds received from the disposal of Lombard (£260 million), less the amount spent on the Friends Life Share Buyback Programme before it was suspended of £29 million.

9
Based on 2013 actual Friends Life cash flow plus expected run rate synergies.

10
The synergy net present value is calculated using a discounted cash flow method (using a discount rate of 10%) based on the expected phased cost synergy benefits of £225 million calculated using a terminal growth rate of 2%, net of restructuring costs of £350 million and assuming a normalized tax rate of 20%.

reflects both the potential benefits of and the expected costs of achieving the potential synergies. One-off integration costs of £350 million are expected to be incurred by mid-2017 to realise these potential synergy benefits, of which approximately £200 million are currently expected to be incurred in 2015, approximately £100 million in 2016 and the balance in 2017. In addition to the targeted operating efficiency synergies, the Directors believe there is likely to be significant additional value through the capital, financial and revenue synergies that are expected to be available to the Enlarged Aviva Group over time.

The Directors believe the Aviva and Friends Life management teams have the right experience and expertise to maximise the value from the Proposed Acquisition. Specifically, Friends Life's management team has a proven track record in successfully integrating acquisitions and delivering value from back books, rationalising seven legal entities into two and securing approximately £160 million of run-rate synergy benefits from 2011 to 2013. This complements the Aviva management team's track record in delivering cost savings and the successful turnaround of the Aviva business, having reduced Aviva's UK Life expenses by 28% from 2011 to 1H2014 (on an annualised basis) and realising run-rate annual Aviva cost reductions of £568 million over the same period.

The Proposed Acquisition would, over time, present the opportunity for Aviva Investors to manage up to approximately £70 billion of Friends Life's UK assets under administration11, increasing Aviva Investors' assets under management by up to 29%, to up to approximately £309 billion12. The Proposed Acquisition would also increase scale in core asset classes (based on the aforementioned increase of assets under management to up to approximately £309 billion), as well as enhance Aviva Investors' overall profit contribution and its relevance in the context of the Enlarged Aviva Group. Aviva currently estimates that the insourcing of these assets under administration could, over time, contribute approximately £40 million of profit per annum to the Enlarged Aviva Group as part of the synergy benefits of the Proposed Acquisition. The Proposed Acquisition will provide an opportunity to create a stronger platform from which to execute Aviva Investors' strategy and in doing so creating more cash flow for the Enlarged Aviva Group.

Increased Dividend and Dividend Growth Trajectory

The Directors propose to pay a 2014 final dividend of 12.25p per share, representing a 30% increase compared to the 2013 final dividend per share, and resulting in a 2014 full year dividend of 18.1p per share.

The Directors expect the Proposed Acquisition to be accretive to Aviva's cash flow per share and cash flow coverage, given Friends Life's existing standalone cash flows and the expected synergy benefits of the combination. The Proposed Acquisition is expected to deliver approximately £0.6 billion incremental Holdco Excess Cash Flow per annum. In the medium term, and in respect of the Enlarged Aviva Group, the intention is to move dividend cover to approximately 2x operating EPS on an IFRS basis.

4.       Information on Aviva

The Aviva Group's history and expertise dates back over the past 300 years. It is one of the world's leading insurance groups and one of the leading providers of life and general insurance products in the United Kingdom and Europe. Its main activities are the provision of products and services in relation to long-term insurance and savings, general and health insurance and fund management. Aviva has around £241 billion of funds under management13 and operates across 16 countries globally14, focusing on markets where it has scale and a defined competitive advantage. It currently serves 31 million customers across a range of insurance, savings and investment products and paid out £27.5 billion in claims and benefits in 201315.

11
The Friends Life UK Life assets under administration opportunity breaks down into over £19 billion of directed in-house funds and over £49 billion of directed externally managed funds.

12
£309 billion / 29% increase combines approximately £70 billion of Friends Life assets that are non-customer directed funds for which the asset manager is pre-selected with approximately £241 billion of Aviva Investors' assets under management. Excludes £33 billion of Friends Life customer directed funds, which give customers the ability to choose their asset manager.

13
As at 31 December 2013; funds managed by Aviva Investors.

14
As at 31 December 2014.

15
Aviva's Annual Report 2013.

Aviva's strategy is driven by its investment thesis of achieving cash flow plus growth. Its financial strength means it can be there for its customers, now and in the future. Aviva's strategic anchor sets out what it does, how it does it and where it does it, as described in further detail in paragraph 3 of this Part VI ("Details of the Proposed Acquisition").

For the six months ended 30 June 2014, Aviva reported IFRS profit before tax from continuing operations of £1,234 million and as at 30 June 2014 had total assets of £278,861 million. For the twelve months ended 31 December 2013, Aviva reported IFRS profit before tax from continuing operations of £1,472 million and as at 31 December 2013 had total assets of £281,627 million.

The existing Ordinary Shares are traded on the main market of the London Stock Exchange with a premium listing and the company is a member of the FTSE 100 index. The existing Ordinary Shares are also traded on the New York Stock Exchange in the form of ADSs.

5.       Information on Friends Life

Friends Life is a FTSE 100 listed company focused on providing financial security for over five million customers, with a heritage dating back over 200 years. Friends Life's strategy is focused on helping customers to save for and achieve a good standard of living in retirement and on providing them with financial protection during their working lives.

The business is made up of three divisions:

•
a specialist Heritage division, looking after customers with products which are no longer actively marketed for new business. The Heritage division also includes Friends Life Investments, providing asset management services on fixed income assets for Friends Life Group businesses;

•
the UK division, which provides core business lines of corporate pensions (over £20 billion of assets under administration with a focus on mid to large corporates), retirement income (focus on individual annuities markets and in particular lifestyle products) and protection (top five business in the United Kingdom, selling both individual and group protection policies); and

•
the International division, which provides savings, investment and protection products for expatriates and local nationals in Asia and the Middle East.

Friends Life has the expertise and experience to meet the changing needs of its customers as the life and pensions market continues to evolve. Friends Life is a sustainable business which supports its customers' financial futures throughout all key life stages whilst creating value for shareholders by growing cash generation and generating returns.

For the six months ended 30 June 2014, Friends Life reported IFRS profit before tax from continuing operations of £80 million and as at 30 June 2014 had total assets of £130,166 million. For the twelve months ended 31 December 2013, Friends Life reported IFRS profit before tax from continuing operations of £415 million16 and as at 31 December 2013 had total assets of £130,091 million.

6.       Strategy of the Enlarged Aviva Group

Increased Scale in Attractive Segments of the UK Life Market

The Proposed Acquisition is expected to result in Aviva having leadership positions across key product areas, with a total of approximately 12 million UK Life customers (prior to the deduction of overlapping customers), with combined UK Life assets under management of £215 billion17, and provides a substantial opportunity to deliver improved customer proposition cross-selling through Aviva's True Customer Composite and Digital First strategies.

16
As restated in Friends Life's Interim Results Announcement 2014. The restated consolidated income statement for the financial year ended 31 December 2013 includes the results of Lombard as a discontinued operation.

17
As at 31 December 2013.

The Enlarged Aviva Group's UK Life platform is expected to result in:

•
the United Kingdom's largest back book18, with the scale to achieve improved efficiencies when coupled with Friends Life's leading management team with a track record of back book value creation;

•
a leadership position in Corporate Pensions with assets under administration of £39 billion19;

•
significant increase in Protection value of new business, with complementary product mix and distribution focus and potential efficiencies through the alignment of new business platforms; and

•
an increased opportunity in the At-Retirement market, with the Enlarged Aviva Group representing one in four retiring defined contribution pension customers and accessing £4 billion20 of annual maturing pensions.

In addition, the Proposed Acquisition is expected to enable the Enlarged Aviva Group to unlock further value and cash flow from the combined back books in UK Life through reduced unit costs, improved retention and capital actions in the near-term.

Customer Benefits

Aviva and Friends Life believe customers of the Enlarged Aviva Group stand to benefit from being part of a stronger and more diversified group with a wider product range.

In line with Aviva's true customer composite strategy, Friends Life's five million customers will be able to benefit from Aviva's ability as a single provider to offer General Insurance, Health, and Asset Management as well as Life Insurance packaged to meet customer needs and its strategy to put digital at the heart of how it deals with customers. Aviva's customers will be able to benefit from, inter alia, Friends Life's scale and expertise in Corporate Pensions with its market leading administration platforms serving the employee benefits market.

Aviva considers that the UK Life market is attractive, particularly in retirement, protection and workplace pensions, three segments in which the Enlarged Aviva Group would have a leadership position21 and is expected to be well placed to invest, innovate and serve. Specifically, the Proposed Acquisition would lead to an increased opportunity to serve the 'At-Retirement' market, providing a broad range of retirement solutions to one in four retiring defined contribution pension customers. The Enlarged Aviva Group would be well positioned to provide new products to customers as they seek to take advantage of the new pensions freedoms which come into effect in April 2015.

The Enlarged Aviva Group would also have a leadership position in Protection, providing a broad suite of products across Life, Critical Illness and Health Insurance. In workplace pensions, a market which is expected to grow by 3.5 times in the next ten years22, the Enlarged Aviva Group would be well placed to serve both mid to large employers, where Friends Life has a leadership position, and small/medium enterprises, where Aviva has a leadership position.

Transaction Reinforces Wider Growth Agenda

The Proposed Acquisition is expected to provide greater financial flexibility to drive growth in the rest of the Aviva Group by accelerating Aviva's balance sheet transformation as well as increasing cash flow generation and growth in UK Life. This enables the Enlarged Aviva Group to access its broader growth objectives, including:

•
Growth markets: organic growth plus potential distribution/ bancassurance opportunities in Poland, Turkey, Greater China and S.E. Asia;

18
Based on analysis of 2013 PRA returns of UK gross reserves. Back book defined as per Friends Life's methodology and includes with-profit products, unit-linked bonds and other legacy products.

19
As at 31 December 2013. Includes £5 billion of Friends Life workplace pensions assets under administration which are currently under the Heritage division.

20
For 2013 financial year.

21
Based on market research conducted on behalf of Aviva.

22
Market growth projections from 2013 are based on market research conducted on behalf of Friends Life.

•
True Customer Composite: improve cross-sell ratio of 1.6 products to 36 million customers23 (16 million in the United Kingdom, equivalent to accessing 1 in 4 households; prior to the deduction of overlapping customers), supported by enhanced digital offering and customer platforms (e.g. workplace);

•
Asset management: new products to drive net external funds flow and increased scale supports investment to broaden capabilities (e.g. Aviva Investors Multi Strategy Fund);

•
General insurance: opportunity to cross-sell non-life products to life customers, with particular focus on building out existing businesses (e.g. France, Italy and Poland);

•
Health: Aviva writes £1 billion premiums23, compared to market opportunity of £90 billion premiums in Aviva's markets24; and

•
Digital: increasing direct access to customers (e.g. MyAviva app).

7.       Potential synergies and integration planning

The Directors, having reviewed and analysed the potential synergies of the Proposed Acquisition, based on their experience of operating in the insurance and savings sectors, and taking into account the factors they can influence, believe that the Proposed Acquisition can deliver shareholder value through expected realisation of approximately £225 million of cost synergies on an annual run-rate basis. It is expected that the full run-rate synergies will be achieved by the end of 2017, assuming the conditions to completion of the Proposed Acquisition, including, among other things, relevant regulatory clearances from the PRA and FCA, clearances from appropriate competition authorities, approval of the Scheme by a majority in number representing not less than 75% in value of the Scheme Shareholders (other than Non-Voting Persons) present and voting at the Court Meeting, sanction of the Scheme by the Court and the passing of the required resolutions at the General Meeting of Aviva, are satisfied.

The potential sources of quantified synergies include integrating Life companies' operations, recapturing previously outsourced asset management contracts and the possible reduction of corporate and development costs across the two businesses.

Whilst the integration plans are still being compiled and will, in due course, be subject to engagement with all appropriate stakeholders, it is currently envisaged that approximately 60% of these potential synergies will be derived from the Life business with the balance being achieved in approximately equal measures from the two other potential sources referred to above, namely recapturing previously outsourced asset management contracts (which Aviva currently estimates could, over time, contribute approximately £40 million of profit per annum to the Enlarged Aviva Group as part of the synergy benefits of the Proposed Acquisition) and the possible reduction of corporate and development costs across the two businesses.

In addition to these potential quantified synergies, the Directors believe that significant further value can be created through the realisation of incremental capital, financial and revenue synergies, including:

•
capital synergies through legal entity simplification, realisation of diversification benefits, de-risking and greater use of reinsurance and Solvency II optimisation;

•
financial benefits including lower financing costs for the Enlarged Aviva Group and harmonisation of respective tax attributes; and

•
enhanced revenue opportunities from increased cross-sell, improved retention of Friends Life's existing business and increased At-Retirement conversion through an improved combined product offering.

The integration of the businesses will require combining the Friends Life businesses and group functions into Aviva, with selection of the optimal platforms and operating model. It is anticipated that, following a suitable transition period, the Enlarged Aviva Group will operate under the Aviva brand for all UK Life new business. However, the selection of new business platforms will be on a "best of breed" basis. For

23
Total number of Friends Life and Aviva customers as at 31 December 2013.

23
As at 31 December 2013.

24
As at 31 December 2013.

example, Aviva would anticipate using the Friends Life corporate pensions platform and the Aviva annuities platform. Other platform selection decisions will be made as part of the integration process.

It is envisaged that the realisation of the potential quantified synergies will result in one-off integration costs of approximately £350 million (in aggregate), largely incurred by mid-2017 of which approximately £200 million are currently expected to be incurred in 2015, approximately £100 million in 2016 and the balance in 2017. Aside from these one-off exceptional costs, no material dis-synergies are expected in connection with the Proposed Acquisition. The identified synergies will accrue as a direct result of the Proposed Acquisition and would not be achieved on a standalone basis.

A full integration team is being established, bringing together the best relevant capabilities of both businesses, to ensure that the synergies of the Proposed Acquisition are maximised. Nick Amin has been appointed as Integration and Transformation Director to oversee all integration activity. Jonathan Moss will assume an expanded role to manage the back books of Friends Life and Aviva. The Directors are confident that the integration of Aviva and Friends Life can be achieved without undue disruption to the underlying operations of either business and continue to enhance the UK strategy, as well as deliver customer benefits.

The integration process will operate according to the following important principles:

•
protect the current business momentum and deliver synergies and long term growth potential;

•
identify and retain the best talent from both Friends Life and Aviva;

•
select the best platforms for writing new business from both Friends Life and Aviva;

•
maintain existing back book administration for Friends Life and Aviva and avoid large scale IT migration (unless scale benefits dramatically improve the cost per policy); and

•
focus on improving customer engagement to support the True Customer Composite strategy.

As at the date of this document, integration planning is being undertaken but more detailed consideration will need to be undertaken in relation to both the planning and the integration process. As soon as practicable following completion of the Proposed Acquisition, the Enlarged Aviva Group will aim to have fully validated its initial synergy assumptions, agreed the proposed target operating model of the Enlarged Aviva Group and completed the proposed integration plan across the Enlarged Aviva Group's business. The integration plan, once it is further developed, will set out the proposed scope of the integration process and quantified objectives, proposed organisation structures and processes to be reviewed and subsequently implemented, together with an overall proposed integration programme and stakeholder communication and consultation timetable. Finalisation of the integration plan will be subject to engagement with appropriate stakeholders, including employee representative bodies and unions.

These statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the Code, the statements of estimated cost savings and synergies contained in this document are solely the responsibility of Aviva and the Directors.

These statements are not intended as a profit forecast and should not be interpreted as such.

The Directors have confirmed that there have been no material changes to these statements which were set out in Appendix 4 of the Firm Offer Announcement and which remain valid. Deloitte LLP, and the Company's joint financial advisers, Morgan Stanley, J.P. Morgan Cazenove and Robey Warshaw, have also confirmed to Aviva that the reports they produced in connection with these statements continue to apply.

8.       Directors, management and employees

Directors and management

Following the Proposed Acquisition, and subject to regulatory approval, it is anticipated that Andy Briggs, the current Group Chief Executive Officer of Friends Life, will become Chief Executive Officer of Aviva UK & Ireland Life and will join the Board of Aviva as an Executive Director. Tim Tookey (Chief

Financial Officer of Friends Life) has agreed to remain with the Enlarged Aviva Group for a transitional period.

Shortly after the Scheme becomes Effective, it is expected that Sir Malcolm Williamson, the current Chairman of Friends Life, will join the Board of Aviva as Senior Independent Director (subject to regulatory approval) and it is anticipated that a further Non-Executive Director of Friends Life will join the Board of Aviva. Consideration will also be given to appointing, subject to regulatory approval, a number of the Non-Executive Directors of Friends Life to the subsidiary boards of the Enlarged Aviva Group.

The remaining Non-Executive Directors of Friends Life have confirmed that they intend to resign as directors of Friends Life on completion of the Proposed Acquisition.

Employees

The Directors attach great importance to the skills and experience of Friends Life's executive team and employees and believe that they will benefit from greater opportunities within the Enlarged Aviva Group. The Directors recognise, however, that in order to achieve the expected benefits of the Proposed Acquisition, operational restructuring is likely to be required following implementation of the Proposed Acquisition. The initial synergy work carried out to date has highlighted the potential to generate savings for the Enlarged Aviva Group in areas where there may be duplication. The Directors anticipate that this may involve headcount reduction and some rationalisation of locations.

As identified in paragraph 7 above, integration planning has begun but more detailed consideration will need to be undertaken. Until such detailed consideration is complete, Aviva cannot be certain what impact there will be on the employment of the management and employees of the Enlarged Aviva Group, or the location of their places of business or any redeployment of fixed assets.

Based on the preliminary analysis completed to date, Aviva expects to generate £225 million of run rate annual cost synergies by the end of 2017. This analysis has identified potential areas of overlap and synergies through the integration of Friends Life with Aviva, recapturing previously outsourced asset management contracts, and the possible reduction of corporate and development costs across the two businesses.

Aviva is looking to achieve cost synergies in those areas where it identifies there to be duplication, and to take opportunities to leverage the additional scale of becoming an enlarged group. Aviva anticipates that this may result in a reduction of approximately 1,500 roles from the headcount of the Enlarged Aviva Group of approximately 31,500.

Aviva will engage and consult with employees and their representative bodies in accordance with its legal obligations once more detailed consideration has been undertaken which will provide a more informed view of the areas and teams which may be potentially impacted. At this stage, no specific teams, roles or locations have been identified.

Finalisation of the proposed integration plan will be subject to engagement with appropriate stakeholders, including employee representative bodies and unions. Aviva has given assurances to the Friends Life Directors that the existing contractual and statutory employment rights, including pension rights, of all retained management and employees of Friends Life will be fully respected following completion of the Proposed Acquisition and that, if any changes that are proposed will be subject to appropriate consultation.

Proposals regarding appropriate incentivisation arrangements for relevant management and employees are under consideration.

9.       Accounting considerations

For accounting purposes, it is expected that Friends Life will be consolidated into Aviva's IFRS financial statements. A fair value exercise in respect of Friends Life's assets and liabilities will be conducted following completion of the Proposed Acquisition, resulting in Friends Life's assets and liabilities being included at fair value on the Enlarged Aviva Group's statement of financial position. Intangible assets arising will include goodwill, other intangibles, including acquired value of in-force business, and brands.

10.     Dividends and dividend policy

Assuming that all shareholder and regulatory approvals are received and the Proposed Acquisition completes, Scheme Shareholders who are on the Friends Life shareholder register at the Friends Life Dividend Record Date will also be entitled to receive, in place of Friends Life's 2014 final dividend, Friends Life's proposed second interim dividend of 24.1p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life's 2013 final dividend and 2013 full year dividend, respectively. Scheme Shareholders will have no entitlement to Aviva's proposed 2014 final dividend, as described below, regardless of whether or not (and of when) the Proposed Acquisition completes.

The Directors propose to pay a 2014 final dividend of 12.25p per share, representing a 30% increase compared to the 2013 final dividend per share, and resulting in a 2014 full year dividend of 18.1p per share. As noted above, Scheme Shareholders will have no entitlement to Aviva's proposed 2014 final dividend, regardless of whether or not (and of when) the Proposed Acquisition completes.

In the medium term, Aviva intends to move dividend cover to approximately 2x operating EPS on an IFRS basis. The Directors believe the Proposed Acquisition would be broadly neutral to Aviva's operating EPS once full run-rate synergies are achieved.

11.     Trend information

There are a number of factors which are impacting the markets that Aviva and Friends Life operate in.

Digital / Data

The increased volume, variety and velocity of data available to insurers allows for greater use of predictive analytics, which improves product sophistication, but may also lead to greater competition and potentially reduced margins as insurers compete for better risks and expose insurers which fail to keep up to the possibility that their products attract higher volumes of customers posing worse risks. This improved sophistication, along with automation of processes, is likely to reduce operating costs significantly and fundamentally change the nature of the interaction Aviva and Friends Life have with their respective customers. The increased importance of data to insurers may raise the risks related to cyber and data security.

Older and healthier

Higher life expectancy has created a large 50+ generation and personal wealth is highly concentrated within this group. While increased life expectancy could lead to adverse performance on annuity portfolios and in defined benefit pension schemes through the crystallisation of longevity risk, there are significant opportunities for insurers to meet the developing needs of this segment and to manage their existing wealth, as well as addressing their need for life, general and health insurance and asset management products. This is also likely to increase the competition in this market segment and may lead to reduced margins.

Distribution

Insurance continues to see a significant increase in digitally-enabled and direct customer communications, services and transactions, which is eroding distribution by brokers, independent financial advisers, tied agents and direct sales forces in some markets. In addition mobile technology is prevalent and customers increasingly expect to manage their insurance on the move at a time and in a place that suits them. This makes it easier for customers to switch product provider, potentially decreasing persistency levels. Bancassurance (distribution of Aviva's products through bank partners) remains a key channel globally, with fast growth especially in Asia and Eastern Europe. This may cause concentration risk around these distribution arrangements and put pressure on margins.

Regulatory

The FCA's drive to increase the quality of retail investment advice through implementation of the Retail Distribution Review has reduced the number of advisers in the UK market, which is a key distribution channel for the UK insurance sector, with consequent implications for the distribution of life assurance and pension products potentially leading to a decrease in product volumes sold. The UK Government's drive to help people achieve adequate retirement provision has resulted in the introduction of new initiatives and regulations, including auto-enrolment which has provided further impetus for growth in the corporate pensions market. In addition, the introduction of new legislation in relation to annuities in April 2015 will give retirees more flexibility when accessing defined contribution pensions at retirement. This proposed change has meant that annuities have become relatively less attractive in the run up to the change in legislation and may remain so thereafter. The UK Government's actions are aimed at improving customer choice and competition, which may lead to lower volumes of products sold or reduce profit margins.

Legacy life and pension products

Over £400 billion of assets across the UK life market are held in funds or product lines that are closed to new business. By their very nature these assets are expected to decline over time. A number of life and pension product providers in the United Kingdom today manage sizeable in-force books and have largely fixed cost bases to support these businesses. As their in-force assets decline, the cost of running these books will increasingly become a driver for consolidation in the market. A consolidator will need to have access to capital and financial resources in order to take advantage of acquisition opportunities.

International

The markets in which the Aviva Group and the Friends Life Group operate are becoming increasingly more competitive and regulated which could lead to a reduction in volumes and margins over time for market participants. However, many of the markets, particularly in Asia and Eastern Europe, continue to offer opportunities to achieve growth as the demand for life assurance products increases within those markets.

12.     Structure of the Scheme

12.1
Scheme of arrangement

It is intended that the Proposed Acquisition will be implemented by way of a court-sanctioned scheme of arrangement between Friends Life and the Scheme Shareholders under Part VIII of the Companies (Guernsey) Law, 2008 (as amended) (although Aviva reserves the right to elect to implement the Proposed Acquisition by way of an Offer, subject to Panel consent and to the terms of the Co-operation Agreement).

The procedure involves an application by Friends Life to the Court to call the Court Meeting to approve the Scheme and, subject to approval of the Scheme at the Court Meeting, an application to the Court to sanction the Scheme, including the transfer of all the Scheme Shares to Aviva, in consideration for which Scheme Shareholders (other than Restricted Persons) who are on the register of members of Friends Life at the Scheme Record Time will receive New Aviva Shares (on the basis described above).

The Restricted Persons are prohibited by law (specifically, the statutory provisions under the Companies Act which, subject to certain exemptions, prevent a member of the Aviva Group or a nominee acting on its behalf from holding legal title to shares in Aviva) from receiving New Aviva Shares. To the extent that any Restricted Person continues to hold Friends Life Shares at the Scheme Record Time, in accordance with the terms of the Scheme, that Restricted Person will receive cash equal to the market value of the New Aviva Shares which it would otherwise have received. That market value will be determined by the average price obtained pursuant to the sale of entitlements of certain Overseas Shareholders to New Aviva Shares as described in paragraph 22 of Part II of the Scheme Document or, if no such sales are made, the average of the Closing Price for a New Aviva Share in the first three days of trading in such shares commencing on the Business Day following the Effective Date. Non-Voting Persons (who as at 15 January 2015 (being the latest practicable date prior to the publication of this document) hold less than 3% of the issued share capital of Friends Life) will undertake to the Court to be bound by the Scheme.

The Proposed Acquisition is subject to the Conditions and certain further terms (as set out in full in Part VI of the Scheme Document) and will only become Effective if, among other things, the following events occur on or before 31 July 2015 or such later date as Aviva and Friends Life may agree and (if required) the Court and the Panel may allow:

(a)
approval of the Scheme by a majority in number of the Scheme Shareholders (other than Non-Voting Persons) (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Court Meeting, representing not less than 75% in value of the Scheme Shares voted by such Scheme Shareholders and such meeting being held not later than 17 April 2015, being the date falling 22 days after the date for which the Court Meeting is originally convened (or such later date, if any, as Aviva and Friends Life may agree and the Court may allow);

(b)
all resolutions necessary to approve and implement the Scheme and to approve certain related matters being duly passed by the requisite majority or majorities at the General Meeting of Friends Life and such meeting being held not later than 17 April 2015, being the date falling 22 days after the date for which the General Meeting of Friends Life is originally convened (or such later date, if any, as Aviva and Friends Life may agree and the Court may allow);

(c)
the sanction of the Scheme with or without modification (but subject to any such modification being acceptable to Aviva and Friends Life) by the Court and the Guernsey Court Hearing to sanction the Scheme being held on or before 2 May 2015, being the date falling 22 days after the expected date of the Guernsey Court Hearing as set out in this document (or such later date as Aviva and Friends Life may agree and the Court may allow);

(d)
anti-trust clearance being received from the European Commission;

(e)
PRA, FCA, HK SFC and GFSC approval of the Proposed Acquisition (or deemed approval, whether by no objection being made in respect of the Proposed Acquisition or otherwise);

(f)
the resolutions of Aviva Shareholders required to approve the Proposed Acquisition and confer authority for the issue and allotment of the New Aviva Shares to be issued in connection with the Proposed Acquisition, in each case, being duly passed at the General Meeting of Aviva by the requisite majority of Aviva Shareholders; and

(g)
the UK Listing Authority having acknowledged to Aviva or its agent (and such acknowledgement not having been withdrawn) that the application for the admission of the New Aviva Shares to listing on the premium segment of the Official List has been approved and (subject to satisfaction of any conditions to which such approval is expressed) will become effective as soon as a dealing notice has been issued by the UK Listing Authority and such conditions have been satisfied and the London Stock Exchange having acknowledged to Aviva or its agent (and such acknowledgement not having been withdrawn) that the New Aviva Shares will be admitted to trading on the London Stock Exchange's main market for listed securities.

Upon the Scheme becoming Effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted, or were precluded from attending or voting, at the Court Meeting or the General Meeting of Friends Life (and, if they attended and voted, whether or not they voted in favour).

The Scheme Shares will be acquired by Aviva pursuant to the Scheme fully paid and free from all liens, charges, equities, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto, including, without limitation, voting rights and the rights to receive and retain in full all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by way of reduction of share capital, repurchase or redemption or otherwise) made on or after the date of the Firm Offer Announcement (other than Friends Life's proposed second interim dividend of 24.1p per share).

The New Aviva Shares issued to Scheme Shareholders pursuant to the Scheme will be issued credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive dividends and other distributions declared, made or paid on Ordinary Shares by reference to a record date falling after the Effective Date. The New Aviva Shares will be issued in registered form and will trade under the same ISIN number as the Ordinary Shares.

Fractions of New Aviva Shares will not be allotted or issued pursuant to the Proposed Acquisition to Scheme Shareholders, but entitlements of Scheme Shareholders will instead be rounded down to the nearest whole number of New Aviva Shares and all fractions of New Aviva Shares to which Scheme Shareholders would otherwise have been entitled will be aggregated, allotted and issued to a person appointed by Aviva, and sold in the market as soon as practicable after the Effective Date. The net proceeds of sale (after the deduction of all expenses and commissions incurred in connection with such sale) will be distributed by Aviva in due proportions to Scheme Shareholders who would otherwise have been entitled to fractions of New Aviva Shares.

If the Scheme does not become Effective on or before 31 July 2015 (or such later date as Aviva and Friends Life may agree and (if required) the Court and the Panel may allow), it will lapse and the Proposed Acquisition will not proceed.

12.2
Publication of Scheme Document

The Scheme Document will be posted to Friends Life Shareholders at the same time as publication of this Prospectus and the Circular. For the purposes of paragraph 3(a) of Appendix 7 to the Code and with the agreement of the Friends Life Directors, the Panel has consented to this arrangement.

Friends Life Shareholders are urged to read the Scheme Document because it will contain important information.

12.3
Aviva shareholder approval

In view of the size of the transaction, and as referred to in sub-paragraph 12.1(f) above, the Proposed Acquisition will require the approval of Aviva Shareholders at the General Meeting of Aviva. Aviva will send to Aviva Shareholders the Circular summarising the background to and reasons for the Proposed Acquisition and which includes the notice convening the General Meeting of Aviva. The Proposed Acquisition is conditional on, among other things, the resolutions to approve, effect and implement the Proposed Acquisition and to grant authority to the Directors to allot the New Aviva Shares being passed by the requisite majority of Aviva Shareholders at the General Meeting of Aviva (but not, for the avoidance of doubt, any other resolutions to be proposed at the General Meeting of Aviva which are not Conditions to the Proposed Acquisition).

The Circular contains the notice of the General Meeting of Aviva and is being sent to Aviva Shareholders at the same time as this Prospectus is published. The General Meeting of Aviva will be held following the publication of Aviva's and Friends Life's preliminary results for the financial year 2014, and is currently expected to be held on 26 March 2015.

12.4
Indicative timing

The timing of implementation of the Proposed Acquisition will be dependent upon a number of factors including availability of the Court, receipt of regulatory approvals and satisfaction of other Conditions. However, subject to these factors, the indicative timing of the transaction is as set out in Part IV ("Expected Timetable of Principal Events and Indicative Statistics").

13.     Friends Life Incentive Schemes

13.1
Participants in the Friends Life Incentive Schemes will be contacted to explain the effect of the Scheme on their awards.

13.2
In summary, the effect of the Scheme on awards under the Friends Life Incentive Schemes is as follows:

(a)
outstanding awards under the Friends Life Group Limited Performance Share Plan and the Friends Life Group Limited Restricted Share Plan will vest when the Court sanctions the Scheme to the extent that performance conditions (where applicable) are, in the view of the Friends Life Remuneration Committee, satisfied, and subject to time pro rating;

(b)
outstanding awards under the Resolution Limited Deferred Share Award Plan 2013 will vest in full on the sanction of the Scheme by the Court;

(c)
shares held under the Friends Life Share Incentive Plans will be subject to the Scheme, and Aviva will continue to administer the Friends Life Share Incentive Plans following the Effective Date; and

(d)
units under the Friends Life Group plc Long Term Incentive Plan will crystallise on the Effective Date subject to satisfaction of the internal rate of return threshold. The plan was initially designed to reward a successful exit of Friends Life from the original private equity type structure. It was amended in May 2013, to reflect the fact that the group's strategy no longer targeted a specific exit event. However, the original intent of the plan was preserved so far as practical. On that basis, the plan will be triggered and the amount of any distribution under the plan will be calculated, as permitted under the plan rules, using the value of the New Aviva Shares provided as consideration for the Proposed Acquisition together with the value attributable to the Value Share. In addition, payments will be subject to time pro-rating (generally, to the relevant date of payment or, for participants who have left employment or are under notice by the relevant payment date, the Effective Date). Payment will be made in cash in two instalments on 1 September 2015 and 1 September 2016, subject to certain conditions generally relating to continued employment to the first of those dates.

13.3
It is proposed that the articles of incorporation of Friends Life will be amended at the General Meeting of Friends Life to provide that, if the Scheme becomes Effective, any Friends Life Shares issued at or after the Scheme Record Time will be immediately transferred to Aviva in consideration for the issue or transfer of New Aviva Shares on the same terms as for holders of Friends Life Shares before the Scheme Record Time.

14.     Proposed Acquisition related arrangements

14.1
Confidentiality Agreement

Aviva and Friends Life entered into a mutual confidentiality agreement on 10 November 2014 pursuant to which each of Aviva and Friends Life has undertaken to keep certain information relating to the Proposed Acquisition and the other party confidential and not to disclose that information to third parties (other than to specified recipients) unless required by law or regulation. These confidentiality obligations will remain in force following completion of the Proposed Acquisition.

14.2
Co-operation agreement

Aviva and Friends Life entered into a co-operation agreement on 2 December 2014 (the "Co-operation Agreement") with respect to conduct of the Proposed Acquisition. Under the terms of the Co-operation Agreement, Aviva and Friends Life have agreed, among other things, that (in summary):

•
Friends Life and Aviva will co-operate with each other in order to assist it to obtain clearance from competition and other regulatory bodies in order to satisfy Conditions relating to such clearances;

•
Aviva will provide Friends Life with certain information and assistance in the preparation of the Scheme Document;

•
Aviva will convene the General Meeting of Aviva so that it is held on or around the same date as the Court Meeting;

•
Aviva will be subject to certain customary restrictions on the conduct of its business during the period pending completion of the Proposed Acquisition, and which prohibit, among other things: (a) the payment by Aviva of dividends (other than in the ordinary course or by reference to a record date after the Scheme becomes Effective), (b) the allotment of further shares (or rights or options in respect of shares) (other than pursuant to its existing share incentive schemes or in order to settle options or awards vesting under its existing incentive schemes), (c) the entry into any transaction which would constitute a class 1 transaction, or (d) amendment to its constitutional documents in any manner that would have a material and adverse impact on the value of, or rights attaching to, the New Aviva Shares;

•
Aviva and Friends Life will co-operate to write to participants in the Friends Life Incentive Schemes and to inform them of the impact of the Scheme on their awards and the extent to which their awards will vest as a result of the Scheme; and

•
Aviva may implement the Proposed Acquisition by way of an Offer: (i) at its own discretion, following consultation with Friends Life and, in good faith, giving due consideration to Friends Life's views; (ii) if Friends Life consents; (iii) if the Friends Life Directors withdraw or modify their unanimous and unconditional recommendation of the Proposed Acquisition to the shareholders of Friends Life; (iv) if a third party announces a firm intention to make an offer for the entire issued share capital of Friends Life which is recommended by the Friends Life Directors; or (v) the Guernsey Court Hearing to sanction the Scheme is not held by the 22nd day after the expected date of such hearing as set out in the Scheme Document (or such later date as the parties agree), subject in each case to the Panel's consent.

A copy of the Co-operation Agreement has been available on Aviva's website at www.aviva.com/ friendsoffer and on Friends Life's website at www.friendslifegroup.com/ investor-relations/ possible-offer/ yr-2014.aspx#2014 since the date of the Announcement and will be available until the Scheme becomes Effective.

15.     De-listing of Friends Life

It is intended that dealings in Friends Life Shares will be suspended at 7.30 a.m. London time on 10 April 2015. Prior to the Scheme becoming Effective, an application will be made to the UK Listing Authority for the cancellation of the listing of the Friends Life Shares on the Official List, with such de-listing to take effect by 8.00 a.m. on 13 April 2015.

On the Effective Date, Friends Life will become a wholly-owned subsidiary of Aviva and share certificates in respect of Friends Life Shares will cease to be valid and entitlements to Friends Life Shares held within the CREST system will be transferred to Aviva.

16.     Listing, dealings and settlement of the New Aviva Shares

Applications will be made to the UK Listing Authority for the New Aviva Shares to be admitted to the premium listing segment of the Official List and to the London Stock Exchange for the New Aviva Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. The decision on such admissions is at the sole discretion of the UK Listing Authority and the London Stock Exchange, respectively.

It is expected that admission to trading will become effective and that dealings for normal settlement in the New Aviva Shares will commence on the London Stock Exchange at 8.00 a.m. on 13 April 2015.

The New Aviva Shares issued to Scheme Shareholders pursuant to the Scheme will be issued credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive dividends and other distributions declared, made or paid on Ordinary Shares by reference to a record date falling after the Effective Date. The New Aviva Shares will be issued in registered form and will trade under the same ISIN as the existing Ordinary Shares.

Fractions of New Aviva Shares will not be allotted or issued pursuant to the Proposed Acquisition to Scheme Shareholders, but entitlements of Scheme Shareholders will instead be rounded down to the nearest whole number of New Aviva Shares and all fractions of New Aviva Shares to which Scheme Shareholders would otherwise have been entitled will be aggregated, allotted and issued to a person appointed by Aviva, and sold in the market as soon as practicable after the Effective Date. The net proceeds of sale (after the deduction of all expenses and commissions incurred in connection with such sale) will be distributed by Aviva in due proportions to Scheme Shareholders who would otherwise have been entitled to fractions of New Aviva Shares.

17.     Irrevocable undertakings

The Friends Life Directors who hold or are beneficially entitled to Friends Life Shares have irrevocably undertaken to vote (or procure the vote) in favour of the Scheme and the associated resolutions to be proposed at the Court Meeting and any General Meeting of Friends Life in respect of 930,749 Friends Life Shares representing, in aggregate, approximately 0.066% of Friends Life's ordinary share capital in issue on 15 January 2015 (being the latest practicable date prior to the publication of this document).

The Directors who hold or are beneficially entitled to Ordinary Shares have irrevocably undertaken to vote (or procure the vote) in favour of all of the resolutions to be proposed at the General Meeting of Aviva which will be convened in connection with the Proposed Acquisition in respect of 263,847 Ordinary Shares representing, in aggregate, approximately 0.009% of Aviva's ordinary share capital in issue on 15 January 2015 (being the latest practicable date prior to the publication of this document).

Copies of the irrevocable undertakings given by both the Directors and the Friends Life Directors have been available on Aviva's website at www.aviva.com and on Friends Life's website at www.friendslifegroup.com since the date of the Firm Offer Announcement and will be available until the Scheme becomes Effective.

18.     Dilution

If the Scheme becomes Effective, it is expected that up to 1,105,000,000 New Aviva Shares will be issued. This will result in Aviva's issued ordinary share capital increasing by approximately 37%. Aviva Shareholders will suffer an immediate dilution as a result of the Proposed Acquisition following which they will hold approximately 73% of the issued ordinary share capital of the Enlarged Aviva Group.

19.     Overseas shareholders

The availability of New Aviva Shares under the Proposed Acquisition and the release, publication or distribution of this document in certain jurisdictions may be restricted by law and the availability of the Proposed Acquisition to Friends Life Shareholders who are not resident in the United Kingdom, United States or Guernsey may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom, United States or Guernsey, or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Friends Life Shareholders who are in doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay and are also advised to read the Scheme Document.

This document does not constitute, and may not be used for the purposes of, an offer to sell or an invitation or the solicitation of an offer to subscribe for or buy any New Aviva Shares by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) in which, or to any person to whom, it is unlawful to make such offer, solicitation or invitation or would impose any unfulfilled registration, publication or approval requirements on Friends Life, Aviva or any of their respective directors, officers, agents and advisers. No action has been taken nor will be taken in any jurisdiction by any such person that would permit a public offering of the New Aviva Shares in any jurisdiction where action for that purpose is required, nor has any such action been taken with respect to the possession or distribution of this document other than in any jurisdiction where action for that purpose is required. Neither Friends Life, Aviva nor their respective directors, officers, agents or advisers accept any responsibility for any violation of any of these restrictions by any other person.

Unless otherwise determined by Friends Life or Aviva or required by the Code, and permitted by applicable law and regulation, the Proposed Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Scheme by any such means from within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this document and all documents relating to the Proposed Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document and all documents relating to the Proposed Acquisition (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

This document has been prepared for the purposes of complying with English law, Guernsey law, the Code, the Listing Rules and the Prospectus Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any other jurisdiction. Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Proposed Acquisition in their particular circumstances.

PART VII

INFORMATION ON THE COMPANY AND THE AVIVA GROUP

The following information should be read in conjunction with the information appearing elsewhere in this Prospectus, including the Aviva Group's historical consolidated financial information referred to in Part IX ("Selected Financial Information in relation to Aviva and Aviva Documents Incorporated By Reference") of this Prospectus and which is incorporated by reference into this document as set out therein. Unless otherwise indicated, the selected financial information included in this Part VII ("Information on the Company and the Aviva Group") has been extracted without material adjustment from the Aviva Group's audited consolidated financial information contained in Part IX ("Selected Financial Information in relation to Aviva and Aviva Documents Incorporated By Reference") of this Prospectus.

1.     Business of the Aviva Group

General

The Company, Aviva plc, is a public limited company incorporated under the laws of England and Wales with registered number 2468686, and is the holding company of the Aviva Group. The Aviva Group's main activities are the provision of long-term insurance and savings, general and health insurance and fund management products and services.

The issued share capital of Aviva as at 15 January 2015 (being the latest practicable date prior to the publication of this document) comprised 2,950,758,512 ordinary shares of 25 pence each totalling £737,689,628 in nominal value, and 200 million irredeemable preference shares of £1 each totalling £200 million in nominal value, all of which are fully paid. This results in a total issued share capital of £937,689,628. The Company's registered office is St Helen's, 1 Undershaft, London EC3P 3DQ. The telephone number is +44 (0)20 7 283 2000.

Overview

The Aviva Group was formed by the merger of CGU plc and Norwich Union plc on 30 May 2000. CGU plc was renamed CGNU plc on completion of the merger, and subsequently renamed Aviva plc on 1 July 2002. CGU plc and Norwich Union plc were both major UK-based insurers operating in the long-term insurance business and general insurance markets. Both companies had long corporate histories.

CGU plc was formed in 1998 from the merger of Commercial Union plc and General Accident plc. General Accident plc was incorporated in 1865. Commercial Union was incorporated in 1861 and in 1905 acquired Hand in Hand, which was incorporated in 1696.

Norwich Union plc was founded as a mutual society in 1797, and had expanded as a global business by the 20th century. In 1997 it demutualised and became an English public limited company.

The Aviva Group's principal operating segments are the UK and Ireland; France; Poland; Italy, Spain and Other; Canada; Asia; and Aviva Investors. Due to the size of the UK and Ireland segment, it is split into separate Life and General Insurance segments, which undertake long-term insurance and savings business and general insurance and health business, respectively. Aviva Investors operates across most markets providing fund management services to third-party investors and to Aviva Group's long-term insurance business and general insurance and health operations.

For a summary of recent developments, see the paragraph below entitled "Recent material business developments".

2.     Strategy of the Aviva Group

Aviva has a focused, clear, simple and differentiated business strategy. Aviva's long-term strategic anchor has three elements:

•
True Customer Composite.  Aviva is the only composite of scale in the United Kingdom and one of the few in the world that can offer a full range of insurance and asset management products, underpinned by the most recognised insurance brand in the United Kingdom.

•
Digital First.  This is how Aviva is capitalising on being a composite insurer. It is how customers increasingly want to do business with Aviva. If there is a choice of where to invest, it will be in digital first across any channel.

•
Not Everywhere.  Aviva is not interested in geographic regions but individual markets where it has scale and profitability or a distinct competitive advantage. It will focus on markets, like the United Kingdom, where it will win.

3.     Long-term insurance and savings business

The Aviva Group's long-term business generated £1.9 billion of pre-tax operating profit on an IFRS basis from continuing operations in the year ended 31 December 2013.

Market overview

The Aviva Group's life insurance operations are in the United Kingdom and Ireland, France, Italy, Spain, Poland, Turkey and Asia. Further details are set out below in paragraph 7 'Geographical market analysis'.

Brands and products

The Aviva Group has operated under the "Aviva" brand globally since June 2010. The Aviva Group's long-term insurance and savings businesses offer a broad range of life insurance and savings products which can broadly be split into the following categories:

•
Pensions—a means of providing income in retirement for an individual and possibly his or her dependants. The Aviva Group's pension products include personal and group pensions, stakeholder pensions and income drawdown;

•
Annuities—a type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are asset accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked;

•
Protection—an insurance contract that protects the policyholder or his or her dependants against financial loss on death or ill-health. The Aviva Group's product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover;

•
Bonds and savings—accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. The Aviva Group's product ranges include single premium investment bonds and regular premium savings plans;

•
Investment sales—comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts and open ended investment companies; and

•
Other—includes equity release.

Some of the Aviva Group's insurance and investment contracts contain a discretionary "participating" feature, which is a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as "participating" contracts.

4.     General insurance and health insurance

The Aviva Group's general insurance and health insurance business together generated £0.8 billion of pre-tax operating profit on an IFRS basis from continuing operations for the year ended 31 December 2013. This was based on general and health insurance net written premiums from continuing operations of £8.7 billion.

Market position

The Aviva Group is a leading general insurer in the United Kingdom and Canada, based on gross written premiums for the year ended 31 December 2013,25 and also has general insurance operations in France, Italy, Ireland and Poland. It sells health products in the United Kingdom, Ireland, France, Singapore and Indonesia.

25
Source: Datamoniter UK Insurance Competitor Analytics 2014 and Market Security Analysis & Research Inc. (Canada).

Brands and Products

The Aviva Group's general insurance business operates under the Aviva brand globally and concentrates on the following products:

•
Personal lines—motor, household, travel and creditor;

•
Commercial lines—fleet, liability and commercial property insurance;

•
Health insurance—private health insurance, income protection and personal accident insurance, as well as a range of corporate healthcare products; and

•
Corporate and speciality risks—products for large clients or where the risk is specialist.

5.     Distribution

Customers can buy the Aviva Group's products through a range of distribution channels, including:

•
Direct—in many of the Aviva Group's markets, customers can buy products over the telephone or via the internet. This method of distribution is most commonly available for simple, low cost products which do not require advice;

•
Direct sales force—in some of the Aviva Group's European and Asian markets the Aviva Group operates direct sales forces that only sell Aviva's products and the sales forces receive commission on the products they sell;

•
Intermediaries—the Aviva Group offers a range of long-term insurance, savings, retirement, general insurance and health insurance products which can be bought through an intermediary, such as an independent financial adviser or an insurance broker. Intermediaries typically receive a commission on sales of Aviva's products; and

•
Corporate partnerships, bancassurance and joint ventures—Aviva is a corporate partner for many organisations, including banks and other financial institutions, who wish to offer their customers insurance products. The Aviva Group has various distribution agreements with bancassurance partners and joint ventures across the markets in which it operates. In return for offering the Aviva Group's products to their customers, the bank or joint venture partners receive a commission as a percentage of sales and in some cases achieve extra commission if agreed sales targets are met. Certain agreements have a profit sharing element based on predetermined percentages. In some cases, if the agreed targets are not met, certain terms of the contract can be renegotiated. Under the joint venture agreements, the cost of running the venture is often split between the partners.

Further details of the distribution channels specific to each market are included in the market analysis set out below in paragraph 7.

6.     Fund management

Aviva Investors, the Aviva Group's fund management business, provides fund management services to Aviva's long-term insurance and savings, and general insurance operations as well as to third party investors.

Market Position

The fund management operations are in the United Kingdom, Europe, Asia and North America. The sale of the Aviva Group's U.S.-based boutique asset management company, River Road Asset Management LLC, was announced in March 2014 and completed on 30 June 2014. Aviva Investors was ranked 46th globally by assets under management.26

Brands and Products

Aviva Investors operates under a single brand across the majority of the Aviva Group's markets. Its products cover a broad range of asset classes: in Europe, this includes open-ended collective investment schemes which are domiciled in France, Luxembourg and Poland; while in the United Kingdom, this includes segregated mandates and specialist funds for pension schemes, local

26
Towers Watson World 500 largest asset managers study 2013.

authorities and insurance companies, as well as retail and wholesale products. Other offerings include specialist property funds and money market funds.

7.     Geographical market analysis

UK & Ireland life

Business overview and strategy

The UK and Irish businesses are managed under a single management structure and work is progressing to leverage the scale and expertise that Aviva believes exists in the United Kingdom to benefit the Irish business.

The UK business is a leading long-term insurance and savings provider with an overall market share of 9.6%, based on Annual Premium Equivalent ("APE") data27 as at 30 September 2014. The Irish business is a large life and pensions provider in Ireland.

Aviva's strategy in the United Kingdom is to continue to improve cash generation and deliver profitable growth. Aviva will exploit what it believes is its market leading expertise in specific areas of the market which include Retirement, Corporate Benefits for SME businesses and Protection and Health. In addition, Aviva manages its back book to deliver good service for customers and increased value for its shareholders.

Aviva's Irish long-term business is now focused primarily on distribution through intermediaries. On the 1st January 2015, following approval from the High Court of Ireland in December 2014, the Irish business (previously within Aviva Life and Pensions Ireland Ltd) was transferred to Aviva Life and Pensions UK Ltd ("UKLAP") becoming a branch operation of UKLAP.

Market and competition

Over the last few years, the Retail Distribution Review and Auto-Enrolment have transformed the way that long-term savings products are bought and sold. The changes to annuities announced by the UK Chancellor of the Exchequer in the Budget in March 2014 are intended to give increased flexibility as to how customers can access their pension from April 2015. These changes are having a significant impact across the market and have seen many customers defer their decision regarding their pension, exacerbating the general market decline for individual annuities.

In addition, the Department of Work and Pensions announced a charge cap of 75 basis points from April 2015, plus the removal of active member discounts from April 2016. Aviva implemented these changes in 2014 ahead of the regulatory requirement.

The UK long-term savings market is highly competitive and Aviva considers its main competitors to be Standard Life, Prudential, Legal & General, Scottish Widows, Just Retirement and Royal London.

The growth in the life and pensions market in Ireland was evident in 2013 and has continued into 2014. The life insurance market in Ireland is relatively concentrated. Aviva considers its main competitors to be Bank of Ireland Life, Irish Life, Zurich Life and Friends First.

Products

In the United Kingdom, Aviva provides a comprehensive product range focused on both the consumer and corporate markets. The pensions and 'at retirement' products Aviva offers include personal pensions, equity release, annuities and income drawdown. Aviva's annuity offerings include immediate life, enhanced, fixed-term annuities and with-profits pension annuities. Aviva provides a number of traditional life insurance products, including level-term, decreasing-term (with or without critical illness), guaranteed whole life insurance, and guaranteed lifelong protection plans. Aviva's savings and investment products include ISAs, investment bonds, funds, base rate trackers, investments with guarantees and with-profits products.

In Ireland, Aviva's long-term insurance and savings business offers a wide range of products with a focus on protection, annuities and a focused set of accumulation products. Aviva's protection products include life insurance, mortgage protection, specified illness and guaranteed and whole life cover

27
Association of British Insurers (ABI) Stats published Q3 2014.

products. The pension range covers retirement and investment products including open market annuities, enhanced annuities and government personal retirement savings accounts schemes.

Distribution

Aviva has a multi-distribution strategy, which means it sells its products through intermediaries, corporate partners, in the workplace, and directly to customers. Aviva is a leading provider in the UK intermediary market with 10.7% share.28 The direct to consumer platform is due to be launched in early 2015, offering new retirement propositions and investment products.

In the United Kingdom, Aviva has exclusive distribution deals for the sale of protection products with Royal Bank of Scotland, Barclays, Santander, Tesco and the Post Office. Aviva remains committed to building on its existing relationships and distribution partnerships as well as to growing its workplace and direct channels.

UK & Ireland general insurance

Business overview and strategy

The UK and Irish businesses are managed under a single management structure and work is progressing to leverage the scale and expertise that Aviva believes exists in the United Kingdom to benefit the Irish business.

Aviva is a leading general insurer in both the United Kingdom and Ireland with market shares of 10.5%29 and 13.3%30 respectively. Aviva employs around 7,000 people and operates from a number of locations throughout the United Kingdom and Ireland, including Norwich, Perth, Glasgow, London and Dublin.

Aviva focuses on personal and commercial insurance. In the United Kingdom, Aviva holds the top three positions in the motor and property markets.31 Aviva believes its key strengths include underwriting and pricing sophistication, claims and cost management and excellent customer service. Aviva's aim is to deliver cash and profitable growth by focussing on the fundamentals of the insurance business to maximise underwriting returns and Aviva has a portfolio strategy to deliver greater stability of earnings.

Market and competition

The United Kingdom is the fifth largest non-life insurance market in the world.32 In 2013, the top four companies had a 31.4%33 share of the general insurance market.

The UK and Ireland general insurance markets are cyclical in nature and remain very competitive, particularly in personal lines, where the market is highly commoditised.

Following significant premium rate increases in recent years in response to rising claims costs and frequencies, the UK personal motor market has continued to see rate reductions in 2014 reflecting intense competition and regulatory change. Challenging economic conditions also apply to other UK classes of business, although there are some signs of rates hardening in the commercial market. In Ireland, the market remains challenging, reflecting the economic downturn, increased competition and market contraction of 6% in 2013.34

In the United Kingdom, Aviva's main competitors are Direct Line Group, RSA, The Admiral Group, AXA, Zurich, LV, Allianz and Ageas. In Ireland, Aviva's competitors include RSA, AXA, Zurich, FBD, Allianz and Liberty.

28
ABI Stats published Q3 2014.

29
Datamonitor UK Insurance Competitor Analytics 2014.

30
Irish Insurance Federation, 2013.

31
Datamonitor UK Insurance Competitor Analytics 2014.

32
Swiss Re Sigma Study (World Insurance 2013).

33
Datamonitor Insurance Competitor Analytics 2014.

34
Irish Insurance Federation, 2013.

Products

Aviva provides a wide range of general insurance products both in the United Kingdom and Ireland. In the United Kingdom, Aviva has a business mix of approximately 60% personal lines and 40% commercial lines. Aviva's UK personal products include motor, home and travel insurance. Aviva's UK commercial products include motor, property and liability insurance for small and medium size enterprises and the larger UK Corporate and Speciality Risks market.

In Ireland, Aviva's products include property, motor, travel, agricultural and business insurance and Aviva's health insurance business provides products for both the personal and commercial sector.

Distribution

Aviva has a multi-distribution strategy. Aviva's personal products are sold directly to customers over the phone and through Aviva's websites, via brokers and through corporate partnerships. Aviva's Quotemehappy and General Accident insurance products are also available through price comparison websites. For commercial insurance, Aviva focuses on broker distribution and believes that independent brokers remain the best source of advice for business customers.

France

Business overview and strategy

France is the second35 largest insurance market in Europe. Aviva France has a significant presence in the French Life insurance market in which it operates through two main companies: Aviva Vie and Antarius (JV structure with Crédit Du Nord). Aviva France is ranked tenth in general insurance as measured by gross written premiums, according to L'Argus de l'Assurance, as at 31 December 2013. Aviva France's strategy is to deliver sustainable dividends to the Aviva Group by increasing profitability in its life business and targeted growth in profitable general insurance segments.

Market and competition

The life insurance market in France is driven by individual savings and dominated by bancassurance, which has accounted for around 60% of the life insurance market over the past decade.36 Aviva believes that customer confidence in financial markets has been affected but that over a longer period, multi-funds policies and unit-linked funds are the best insurance vehicles for performance. Aviva believes the long-term insurance and savings market in France has longer-term growth potential due to the ageing population and the growing need for private pensions.

The general insurance market in France is mature and highly competitive. For several years, price competition was high as insurers sought market share, particularly in the personal lines market. Aviva believes that in recent years, the market has entered a phase of price increases that currently makes up the majority of its marginal growth.

Products

Aviva France provides a wide range of insurance solutions: life and long-term savings, general insurance and asset management through Aviva Investors France. The products sold through Aviva's life channel are long-term savings, pensions and regular premium products, with a focus on the unit-linked market and a broad range of protection products, primarily for individuals.

Aviva has a longstanding relationship with the Association Française d'Epargne et de Retraite ("AFER") which is the largest retirement savings association in France with over 700,000 members as at 31 December 2013, to manufacture and distribute the AFER savings product.

In the general insurance market Aviva's product range includes household, motor, health and legal protection products and also a range of insurance products for small to medium sized entities, farms, craftsmen and tradesmen, and specific products for building firms and motor fleets.

35
Swiss Re Sigma Study (World Insurance 2013).

36
Fédération Française des Sociétés d'Assurance.

Distribution

Aviva France has developed a multi-distribution model combining retail, direct and bancassurance networks through owned distribution channels, independent networks and partnerships. Aviva's retail network sell through 900 tied agents, a direct sales force made up of approximately 1,100 Union Financière de France ("UFF") consultants and direct advisors (Aviva France also holds a majority stake in UFF), and through brokers in the life, health and construction markets. Direct distribution is managed through the Eurofil brand for personal general insurance, the Aviva Direct brand for protection and Epargne Actuelle for the AFER product. Aviva operates in the bancassurance market through its partnership with Crédit du Nord, a subsidiary of Société Générale, selling life, savings and protection products. This partnership gives Aviva access to over 2 million customers across over 90037 branches.

Poland

Business overview and strategy

As at 30 June 2014, Aviva's Polish life operation was the fourth largest life insurer in Poland, with a market share of 7% based on gross written premium.38 Aviva's general insurance business is the fifteenth largest with a market share of 1.28% on the same basis. Aviva's focus in Poland is to grow the value of new business for life insurance and in general insurance Aviva aims to grow its portfolio while maintaining portfolio quality and combined operating ratio level.

Market and competition

The Polish market for protection products has seen significant growth since 1999, although penetration rates remain relatively low.39 Aviva expects the insurance market in Poland to continue to grow as its economy matures. In December 2013, the Polish parliament passed a new Pension Act following the government review of the Pillar II Pensions System which came into force in February 2014. The Act gave the state-run pension system a prominent role in managing the country's pension funds and has significant implications for the private pension providers.

Products

Aviva's life business in Poland provides a broad range of unit-linked, annuities, bonds and savings products and health insurance. For institutions Aviva offers group life insurance and employee pension programmes, which are both unit-linked products. Aviva offers a standard product as part of its privately managed Pillar II pensions business. Aviva offers general insurance products to both commercial entities and to individuals. For institutions Aviva offers selected commercial lines risks. For individuals Aviva offers home, accident and travel insurance, which are primarily sold by tied agents, as well as motor insurance, which is sold primarily through Aviva's direct operation.

Distribution

The direct sales force and bancassurance are the main distribution channels for most of the Polish group and is made up of over 2,000 tied insurance agents. Aviva's biggest relationship is with Bank Zachodni WBK (a subsidiary of Banco Santander) that sells both life and general insurance products through the bank's network of over 800 branches.40 Aviva also co-operates with independent insurance agencies and brokers. Aviva's mutual funds are also sold in brokerage houses and its individual products are supported by call centre and website sales.

Italy, Spain and Other

(i)
Italy

Business overview and strategy

Aviva Italy is the country's tenth largest life insurer, with a market share of 3% based on 2013 premiums41 (excluding Eurovita (as defined below)) and is the 12th largest general insurance company with a market share of 1.37%.42

37
www.credit-du-nord.fr

38
Polish Financial Supervision Authority ("KNF").

39
KNF.

40
BZ WBK Bank Zachodni 3Q14 results.

41
Associazione Nazionale fra le Imprese Assicuratrici ("ANIA").

42
ANIA.

During 2014, Aviva Italy continued with its transformation plan in order to:

•
transform the operating and business model;

•
improve the product pricing and mix; and

•
rationalise the group structure and capital employed.

During 2014, Aviva Italy restructured and simplified its joint venture arrangements with UBI and Unicredit. In addition, the respective distribution agreements with UBI and Unicredit have been renegotiated to 2020. In November 2013, Aviva announced a conditional agreement to sell its entire 39% stake in Eurovita Assicurazioni S.p.A ("Eurovita") to JC Flowers. The sale completed on 30 June 2014.

Market and competition

The Italian life market is dominated by the top 10 providers which represented around 82% of the total market share in 2013.43 The life insurance industry in Italy reported an increase in volumes as of 30 June 2014,44 with gross written premiums up by 24% compared to the same period in 201345. The general insurance segment decreased by 3.7% in the same period.46

Products

Aviva's long-term insurance and savings business offers a wide range of products covering protection, bonds and savings and pensions.

Aviva has focused on less capital intensive products, such as Aviva's zero minimum guarantee rate products. Aviva has reviewed its unit linked product range, and further improved its protection offering.

Aviva's general insurance business in Italy mainly provides motor and home insurance products to individuals, as well as commercial risk insurance to small businesses.

Distribution

Aviva's products are distributed through bancassurance partnerships with Unicredit Group, Banco Popolare Group and Unione di Banche Italiane. These partnerships give Aviva access to more than 3,500 branches. In addition, Aviva also has approximately 1,500 active financial advisers, and 600 insurance (multi-mandate) agents and brokers as of 30 June 2014.

(ii)
Spain

Business overview and strategy

Aviva Spain is the country's sixth largest long-term insurer by gross written premiums with a market share of 5% as at 30 September 2014.47 Aviva Spain sells protection, long-term savings and pensions, health and accident insurance through a bancassurance network based on joint ventures with four banks. Aviva also sells through Aviva Vida y Pensiones, the wholly-owned Aviva branded long-term insurance company and through Aviva's Spanish mutual insurance company Pelayo.

During 2014, Aviva announced the sale of its holding in its joint venture CxG Aviva to Novacaixagalicia Banco. The transaction completed on 11 December 2014.

Aviva's strategy is to maintain the franchise value in Spain and to develop further its retail operations with new distribution agreements. The on-going focus is on less capital intensive products.

Market and competition

The Spanish market is significantly affected by the current economic climate and the financial sector continues to be under pressure as a result of the on-going restructuring process and mergers taking

43
ANIA.

44
ANIA.

45
ANIA.

46
ANIA.

47
Investigación Co-operativa entre Entidades Asegurados y Fordos de Pensionies ("ICEA").

place. Any opportunities arising from these will be considered by Aviva on their merits. In relation to distribution agreements with bancassurance partners, Aviva is protected financially within Aviva's contracts with Spain's savings banks (the cajas) from any detrimental effect arising from these mergers.

The top positions in the long-term life insurance market are dominated by bank-owned or bank-insurer joint ventures, with the overall bancassurance channel accounting for more than 69% of gross written premiums at the end of 201348 in the Spanish life insurance market.

Customers in Spain are accustomed to receiving advice through banking channels, and Aviva continues to use its relationship with its partners to capitalise on this whilst developing its retail agents and broker distribution network.

Products

Aviva offers a wide range of bonds, savings, and protection products. Investment products include both unit linked and traditional plans, where profit sharing is regularly used to increase the policy return. Aviva's traditional plans include savings schemes and income products. Pension savings products have valuable tax advantages. Aviva offers a flexible range of individual and group pension plans with alternative investment choices. Aviva also offers protection products; covering both mortgages and credit loans typically providing cover for the family.

Distribution

Through bancassurance partnerships, Aviva has established subsidiaries to distribute its products with each of the banks as set out below:

•
Unicorp Vida—in conjunction with Unicaja since 2001

•
Caja España Vida—in conjunction with Caja España since 2001

•
Caja Granada Vida—in conjunction with Caja Granada since 2002

•
Cajamurcia Vida—in conjunction with Cajamurcia since 2007

Aviva Vida y Pensiones distributes Aviva's products through professional intermediaries (financial advisers, agents and brokers), supported by a branch office network and call centres, and through Pelayo's network.

(iii)
Other

The Italy, Spain and Other segment also includes Aviva's business in Turkey.

Aviva's business in Turkey sells life and savings products including unit-linked pensions through its life joint venture, AvivaSA, which is one of Turkey's largest private life and pensions providers. The general insurance operations in Turkey were sold on 18 December 2014.

Aviva announced in September 2014 its intention to offer to the public market a minority stake in AvivaSA and on 10 November 2014, Aviva announced the closing of the initial public offering of ordinary shares of Aviva S.A. The company listed as "AVISA" on Borsa İstanbul from 13 November 2014.

Separately, AvivaSA and Akbank agreed to extend their exclusive bancassurance agreement for another seven years, until 2029. Akbank will continue to sell AvivaSA's life and pensions products on an exclusive basis through its leading banking network in Turkey.

Canada

Business overview and strategy

Aviva Canada is the country's second largest49 general insurer. Through its distribution partners it provides a range of personal and commercial lines insurance products to nearly two million policyholders. It has an 8%.50 market share and a top five position.51 in all major provinces. Aviva Canada employs approximately 3,300 people and operates from a head office in Toronto, with other offices located throughout Canada.

48
ICEA.

49
MSA Research Inc., 2013 online database.

50
MSA Research Inc., 2013 online database.

51
MSA Research Inc., 2013 online database.

Aviva believes that it is well placed for continued growth and that its success is underpinned by Aviva's strategic priorities:

•
continuing to focus and deliver on the insurance fundamentals of pricing, risk selection, distribution, claims indemnity and expense management;

•
broadening its distribution reach and strengthening the business mix;

•
building a 'Digital First' mind-set across all aspects of its business; and

•
better engaging all of its people in embedding Aviva's culture and values.

Aviva believes the transformation of its personal lines business over the last few years has ensured the business is highly competitive. Aviva expects that continued refinement to its models will allow it to leverage this position to positively react to market opportunities. Aviva will continue to address increasing customer demand for choice, simplicity and self-service by working with its broker partners on processes and technology solutions in order to help them compete with other channels.

Market and competition

Canada is the eighth largest52 non-life market in the world and is established and stable. The four largest provinces generate around 85% of total premiums with Ontario, the largest, representing 40% of total Canadian premiums.53

The Canadian general insurance industry is highly fragmented with many small players and no dominant consumer brand. Steady consolidation has resulted in the top five companies representing 40% of the market and the top two companies, Intact Financial and Aviva, controlling 23% of the market.54 The rest of the industry includes several national carriers as well as smaller, provincially based or niche companies.

Whilst direct and affinity channels are gradually increasing in market share, the traditional broker channel accounts for 66% of distribution.55 In addition to the growth of direct and affinity channels, insurance carriers are increasingly supporting and controlling distribution through investment in brokers.

Products

The general insurance products that Aviva provides through its Canadian companies are:

•
personal, home and motor insurance;

•
small and medium-size enterprise commercial insurance, including motor, property, liability, boiler and machinery, and surety; and

•
niche personal insurance products including holiday and park model trailers, hobby farms, boats as well as antique, classic and custom cars.

Distribution

Aviva operates in Canada through a distribution network focused on approximately 1,600 independent group and retail brokers who distribute Aviva's core personal and commercial line products. In addition, Aviva works closely with both independent and wholly owned specialty brokers to distribute specialty personal line products.

52
Swiss Re Sigma Study (World insurance 2013).

53
MSA Research Inc., 2013 online database.

54
MSA Research Inc., 2013 online database.

55
MSA Research Inc., 2013 online database.

Asia

Business overview and strategy

In Asia, Aviva is focused on growth in China and South East Asia. Increasing the value of Aviva's new business remains Aviva's first priority in Asia. Aviva is achieving this through scale benefits and by focusing its product mix on higher margin products. In Singapore, Aviva's life business is a leading insurer56 in the market, providing employee benefit and individual life insurance through diversified distribution channels. Aviva also has general insurance operations in Singapore and is considered the market leader in online personal motor insurance.57

In China, through Aviva's 50% joint venture with COFCO Group, Aviva is ranked number 7 among 27 foreign life insurers in terms of APE as of Q3 2014.58 Aviva has a presence in 12 provinces and over 50 branches. Aviva operates a multi-distribution platform including agency, bancassurance, direct marketing and brokerage channels offering a wide range of protection and savings products. In India, with a distribution network of 121 branches, Aviva operates in partnership with the Dabur Group through a 26% interest in Aviva Life Insurance Company India Ltd. As at 31 October 2014, Aviva ranked ninth among the private life insurance companies in India based on total APE (including Group Business) according to the Insurance Regulatory and Development Authority.59

In Indonesia, Aviva signed an agreement in January 2014 to form a 50% joint venture with PT Astra International Tbk which completed in May 2014.

In Taiwan and Vietnam, through Aviva's joint ventures with First Financial Holding and Vietin Bank respectively, Aviva aims to grow its bancassurance businesses and diversify its distribution network over the next few years.

In Hong Kong, Aviva's wholly owned subsidiary operates through the Bancassurance, IFA and Agency channels, with a focus on Bancassurance through its preferred relationship with DBS.

During 2014, Aviva completed the disposal of its South Korean business.

Market and competition

The Asian markets are strategically important to Aviva, owing to large populations in fast-growing economies, coupled with relatively low insurance penetration rates and social coverage. Life insurance penetration (as measured as insurance premium as a proportion of GDP) in most Asian countries is typically less than 5%, and in China, Indonesia, Vietnam and Singapore is 1.6%, 1.6%, 0.6% and 4.4% respectively.60

The Asian markets are expected to deliver GDP growth of 6.4%61 in 2015, ranging from 3% in Singapore to 7% in China.62

Products

Aviva's Asian businesses offer a wide range of protection, savings and pension products, including universal life, participating and non-participating endowments, unit-linked single and regular premium life insurance, other savings and pensions products and a range of accident and health insurance products.

56
Latest available competitor results (30 June 2014).

57
The General Insurance Association of Singapore.

58
APE data released by National Insurance Industry Communication Club.

59
http://www.irda.gov.in/ADMINCMS/cms/frmGeneral_List. aspx?DF=MBFL&mid=3.1.8.

60
Swiss Re Sigma Study (World Insurance in 2013).

61
Asian Development Bank, Asian Development Outlook 2014 update.

62
IMF World Economic Outlook, October 2014.

Distribution

Across Asia, Aviva operates a multi-distribution strategy. In Singapore, Aviva has a core bancassurance relationship with DBS Bank and also owns a majority interest in PIAS, a leading financial advisory firm. In China, Aviva's products are sold mainly through telemarketing, bancassurance and agents. In Indonesia, group business is sold through Aviva's direct sales force and individual business is primarily sold through Aviva's bancassurance channel. In Taiwan and Vietnam, bancassurance is the main distribution channel. Aviva is also investing in other channels such as direct marketing and digital to differentiate itself from competitors.

8.     Aviva Investors

Business overview and strategy

Aviva Investors offers a range of fund management services, operating in the United Kingdom, Europe, Asia and North America and had £234 billion in assets under management as at 30 June 2014.

Aviva's largest clients are the long-term insurance, savings, and general insurance businesses of Aviva, to whom Aviva provides bespoke asset management services across a broad spectrum of asset classes.

Aviva provides external clients with bespoke segregated solutions or offers access to a variety of fund ranges. Aviva's principal target clients for the larger segregated solutions tend to be large pension funds and financial institutions such as insurance companies and banks.

Aviva's strategy is to grow Aviva Investors' share of higher-margin, external business, offering investment propositions which deliver predictable returns with low volatility. Aviva's key objectives are to significantly improve profitability by focusing on capabilities and propositions that build on its heritage in managing long-term savings.

Products and distribution

Aviva's products cover a broad range of asset classes. In Europe, Aviva has a range of open-ended collective investment schemes which are domiciled in France, Luxembourg and Poland. These funds have different share classes depending on the size and type of investor. Aviva's traditional distribution model for these funds focuses on wholesale distributors, asset allocators and small to mid-size institutional investors.

In the United Kingdom, Aviva largely sells segregated mandates and specialist funds to pension schemes, local authorities and insurance companies. Aviva also supplies products to the retail and wholesale markets, principally through UK domiciled equity, bond and real estate funds. These funds are promoted to investors via independent financial advisors ("IFAs"), fund platforms, fund supermarkets and discretionary asset managers. In addition, Aviva has a range of pooled pension funds which are aimed at the smaller pension fund market. These funds are normally defined benefit schemes and tend to be advised by investment consultants.

In 2014, Aviva Investors launched "AIMs", which is a multi-strategy target return fund aiming to provide positive annual returns with lower volatility than global equities.

Aviva also has a range of specialist property funds. These funds are targeted at specialist real estate buyers and large institutions (mostly pension funds and local authorities), and provide real estate solutions to a wide range of risk appetites, ranging from secure income generating funds to leveraged growth funds. Aviva has six money market funds, domiciled in Ireland and France, addressing the sterling and euro money market segments. These funds are sold by a specialist sales team and target corporate treasury functions.

9.     Organisational structure

Following a strategic review of its business, the outcome of which was announced on 5 July 2012, the Aviva Group announced and undertook a number of disposals (details of which are set out in Element B.7 of Part I ("Summary Information")).

The Aviva Group simplified its legal structure in 2013 to reduce the complexity of its balance sheet and to reduce internal leverage. Previously, Aviva Insurance Limited had acted as both the Aviva Group's principal UK general insurance business and as the holding company for the majority of the Aviva Group's overseas businesses.

Prior to 2013, an inter-divisional loan balance was in place between the UK general insurance business and the Aviva Group—this was used over a number of years to purchase overseas subsidiaries and for other general corporate purposes.

A more straightforward structure was put in place on 1 January 2013 with two separate legal entities, Aviva Group Holdings (as the Aviva Group holding company) and Aviva Insurance Limited (as the general insurance company). The Aviva Group's overseas subsidiaries (except the Irish life and Canadian general insurance business) were transferred from Aviva Insurance Limited to Aviva Group Holdings and resulted in a formalised and interest-bearing loan from Aviva Insurance Limited to Aviva Group Holdings which the Aviva Group announced was approximately £5.8bn.63

In March 2014, the Aviva Group also announced that it had reached an agreement with the UK's Prudential Regulation Authority on the appropriate long-term level of the internal loan between Aviva Group Holdings and Aviva Insurance Limited and is targeting a balance of approximately £2.2 billion by the end of 2015. This level had been set such that Aviva Insurance Limited places no reliance on the loan to meet its stressed insurance liabilities assessed on a 1:200 basis. The Aviva Group has since taken actions to reduce the size of this loan, and announced that, as at the end of July 2014, the balance of the loan was £3.6 billion.64

The following chart shows, in simplified form, the organisational structure of the Aviva Group as at 15 January 2015 (being the latest practicable date prior to the publication of this document).

Note:

Note: All subsidiary undertakings in the above chart are wholly-owned unless otherwise indicated.

10.  Ratings

As at 15 January 2015 (being the latest practicable date prior to the publication of this document), the Aviva Group's main operating subsidiaries are assigned a Financial Strength Rating of A+ with an outlook "Under review with developing implications" by AM Best, and Moody's has assigned a Financial Strength Rating of A1 with a negative outlook to the Aviva Group's UK life business (Aviva Life and Pensions UK Limited) and a Financial Strength Rating of A1 with a stable outlook to the Aviva Group's UK general insurance business (Aviva Insurance Limited), as well as to Aviva International Insurance Limited.

63
Balance following the implementation of the new structure on 1 January 2013. Source: Aviva's Annual Report 2013.

64
Source: Aviva's Interim Results Announcement 2014.

11.  Recent material business developments

The following summarises the recent material developments since the Company's announcement on 6 March 2014 of the year-end results for the Aviva Group for the 12 months ended 31 December 2013:

•
In March 2014, Aviva announced that it had reduced the Intercompany Loan by £1.7 billion to £4.1 billion as at the end of February 2014. In addition, the long term level of the Intercompany Loan was agreed with the PRA that it should be reduced to approximately £2.2bn by the end of 2015, utilising £450 million of existing cash resources and £1.45 billion of other actions.

•
On 25 March 2014, the Aviva Group announced that it had agreed to dispose of its Turkish general insurance business. The transaction completed on 18 December 2014.

•
On 28 March 2014, the Aviva Group announced that it had agreed to dispose of its U.S.-based boutique asset management company, River Road Asset Management LLC. The transaction completed on 30 June 2014.

•
On 1 April 2014, Moody's affirmed the A1 Financial Strength Rating assigned to the Aviva Group UK life operating company (Aviva Life and Pensions UK Limited). However, Moody's revised the outlook on this rating from Stable to Negative. Moody's did not change the rating or outlook on any other Aviva Group companies.

•
On 16 April 2014, the Aviva Group announced that it had agreed to restructure and simplify its Italian life joint venture arrangements with UBI and Unicredit. In addition, the respective distribution agreements with UBI and Unicredit have been renegotiated to 2020.

•
On 27 June 2014 the Aviva Group completed the disposal of its 47% interest in its long-term business joint venture in South Korea, Woori Aviva Life Insurance Co. Ltd which was classified as held for sale in 2013 following management's decision that the value of the joint venture would be principally recovered through a sale.

•
The sale of Aviva's 39% stake in Eurovita to JC Flowers completed on 30 June 2014 following its announcement in November 2013 that it had signed a conditional agreement to sell its stake.

•
In July 2014, Aviva announced the issue of €700m dated Tier 2 Reset Notes under its £5,000,000,000 Euro Note Programme, which was last updated on 17 April 2014.

•
In August 2014, Aviva announced the Intercompany Loan was reduced to £3.6 billion at the end of July 2014.

•
On 4 September 2014, Aviva announced its intention to offer to the public market a minority stake in its joint venture AvivaSA, one of Turkey's largest private life and pensions providers. AvivaSA listed on Borsa İstanbul on 13 November 2014. As part of this transaction, AvivaSA and Akbank agreed to extend their exclusive bancassurance agreement for another seven years, until 2029. Akbank will continue to sell AvivaSA's life and pensions products on an exclusive basis through its leading banking network in Turkey.

•
On 12 September 2014, it was announced that John McFarlane would step down as Chairman of the Aviva Group. John will remain as Chairman of the Aviva Group until the conclusion of Aviva's next annual general meeting in April 2015, at which point Sir Adrian Montague will be appointed in his place.

•
On 18 September 2014, Aviva notified BZ-WBK of its intention to exercise a call option to buy back a 17% share in both BZ WBK-AVIVA TUnZ and BZ WBK-AVIVA TUO. The transaction would result in Aviva's stake increasing to 51%. The transaction is subject to regulatory approvals.

•
On 19 September 2014, Aviva announced the sale of its holding in its joint venture CxG Aviva to Novacaixagalicia Banco. The transaction resulted from a decision by the Arbitration Tribunal in Madrid, which determined that Novacaixagalicia Banco had breached the terms of its shareholders' agreement entered into with Aviva, pursuant to the merger of Caixa Galicia and Caixa Nova with Novacaixagalicia Banco in December 2010, and Novacaixagalicia Banco's subsequent restructuring in 2011. The Arbitration Tribunal's decision concluded the legal proceedings between Aviva and Novacaixagalicia Banco and the transaction completed on 11 December 2014.

•
In December 2014, Aviva announced it had redeemed in full €700 million fixed/floating rate direct capital instruments ("Euro DCIs") and that listing of the Euro DCIs on the Bourse de Luxembourg had been cancelled with effect from (and including) 29 November 2014.

12.  Employees and employee relations

Employee numbers

This section shows where Aviva's staff are employed throughout the world, excluding staff employed by its joint ventures and associates.

The number of persons employed by the Aviva Group, including directors under a service contract and as at the dates set out below, was as set out in the table below.

	At 31 December			Average for the year
Continuing operations	2013 Number	2012 Number	2011 Number	2013 Number	2012 Number	2011 Number
United Kingdom & Ireland	14,886	17,580	19,176	16,751	18,695	21,835
France	4,134	4,272	4,347	4,177	4,261	4,380
Poland	1,260	1,162	1,295	1,230	1,207	1,305
Italy, Spain and Other	1,239	1,624	1,987	1,392	1,817	2,044
Canada	3,582	3,758	3,599	3,685	3,729	3,552
Asia	1,081	1,118	1,935	1,128	1,913	1,844
Aviva Investors	923	1,056	1,152	979	1,134	1,179
Other Group Activities	613	641	1,117	628	833	899
Employees in continuing operations	27,718	31,211	34,608	23,970	33,589	37,038
Employees in discontinued operations	—	1,911	1,954	1,552	1,941	3,802

Total employee numbers	27,718	33,122	36,562	31,522	35,530	40,840

Employee relations

Aviva is of the opinion that its people are key to its success. Aviva's aim with regards to its employees is to ensure that it recruits and retains the best people in the right roles, to create opportunity for its employees to grow and develop their careers, to ensure they have clear goals to understand what is expected of them and that they are rewarded well for achieving their goals and for living by Aviva's core values. These values provide the framework on which decisions at Aviva are now being made. These values are: Create legacy, Kill complexity, Never rest and Care more.

Employee engagement is important to Aviva, and Aviva therefore runs regular surveys to understand what its employees think it is like to work at Aviva and whether Aviva is delivering on its values and the promises it has made to its employees. Since introducing Aviva's new values and purpose, in recent years there has been a steady upward trend in engagement scores and trust in Aviva's leadership. Aviva is passionate about open and honest two-way conversations at all levels in the organisation and looks to challenge its employees to ask the tough questions. Aviva uses various face-to-face and online communications methods and forums to ensure its employees understand Aviva's strategy and are regularly in contact with both their own managers as well as the Aviva Group's executive team.

Membership of Aviva employees in trade unions varies from country to country, and Aviva Group companies have entered into various collective bargaining agreements or appropriate employee consultation arrangements, or both, in most of the countries in which Aviva operates where required. It is Aviva's practice to renew or replace its various labour arrangements relating to continuing operations as and when they expire and Aviva is not aware of any material arrangement whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. Aviva has not experienced any significant work stoppages or strikes in the past three years. Aviva believes that relations with its employees are generally good.

PART VIII

INFORMATION ON THE FRIENDS LIFE GROUP

The following information should be read in conjunction with the information appearing elsewhere in this Prospectus, including the Friends Life Group's historical consolidated financial information referred to in Part XI ("Selected Financial Information in relation to Friends Life and Friends Life Documents Incorporated By Reference") of this Prospectus and which is incorporated by reference into this document as set out therein. Unless otherwise indicated, the selected financial information included in this Part VIII ("Information on the Friends Life Group") has been extracted without material adjustment from the Friends Life Group's audited consolidated financial information contained in Part XI ("Selected Financial Information in relation to Friends Life and Friends Life Documents Incorporated By Reference") of this Prospectus.

1.     Overview

The Friends Life Group is a leading insurance business which provides a range of pension, investment and insurance products and services for individual customers and commercial businesses. Friends Life, whose origins can be traced back to 1810, has over five million customers and, as at 30 June 2014, the Friends Life Group managed funds of over £118 billion on behalf of its customers, (including £19.6 billion for customers of Lombard (as defined below), which has since been disposed of by the Friends Life Group). The Friends Life Group operates from six countries around the world, namely the United Kingdom, Germany, the United Arab Emirates, Singapore, Hong Kong and the Isle of Man, and has over 3,500 employees. The Friends Life Group was the fifth largest life and pensions company in the UK market as at 31 December 2013 based on total assets.65

Friends Life, formerly known as Resolution Limited, was formed in 2008. Friends Life was originally established as an investment vehicle to buy and sell assets in the financial services sector, which it would hold through a Guernsey incorporated limited partnership, Resolution Holdco No. 1 LP. Friends Life is the general partner of Resolution Holdco No. 1 LP and operates and manages its assets for the benefit of itself and RCAP UK LP, the limited partner.

The Friends Life Group was formed by the integration of three businesses acquired under the banner of Friends Life's (formerly Resolution Limited's) acquisition project within the UK life and asset management sectors ("UK Life Project"): Friends Provident, the AXA UK Life Business and Bupa Health Assurance:

•
Friends Life Holdings plc acquired Friends Provident on 4 November 2009 through the acquisition of Friends Life FPG Limited (formerly Friends Provident Group plc);

•
on 15 September 2010, Friends Life Holdings plc purchased the entire issued share capital of Friends Life ASLH Limited (formerly AXA Sun Life Holdings Limited), as part of the acquisition of the AXA UK Life Business. The Friends Life Group and AXA UK plc subsequently implemented a plan agreed at the time of the acquisition of the AXA UK Life Business, designed to re-allocate certain portfolios of insurance business between them and, on 30 November 2011, the final step was completed with the transfer of the entire issued share capital of Friends Life WL Limited ("FLWL"), to Friends Life Holdings plc and then on to Friends Life Limited; and

•
the business and shares of Friends Life BHA Limited ("BHA"), formerly known as Bupa Health Assurance Limited), were acquired by Friends Life Limited on 31 January 2011.

In March 2013, the Boards of Friends Life (at the time known as Resolution Limited) and Friends Life Holdings plc were consolidated as part of the simplification of governance structure described below. Following the shareholder approval received at the Annual General Meeting of Resolution Limited held in May 2014, Resolution Limited changed its name to Friends Life.

2.     Organisational structure

Friends Life is a non-cellular company limited by shares and incorporated in Guernsey with registered number 49558 and with a premium listing on the London Stock Exchange. Friends Life is the holding company of the Friends Life Group companies. Friends Life holds Friends Life Holdings plc indirectly

65
Source: 2013 PRA returns data via SynThesys (excludes Legal & General Assurance (Pensions Management) Limited as the assets of this entity are held in a long-term fund and are separate from other assets within the Friends Life Group).

through Resolution Holdco No. 1 LP (of which it is the general partner and holds a 99.9% capital interest) and FLG Holdings Limited, which owns 100% of Friends Life Holdings plc.

The authorised share capital of Friends Life is represented by an unlimited number of ordinary shares of no par value. All ordinary shares in issue in Friends Life rank pari passu and carry the same voting rights to receive dividends and other distributions declared or paid by Friends Life. The issued share capital of Friends Life as at 15 January 2015 (being the latest practicable date prior to the publication of this document) comprised of 1,409,052,028 ordinary shares of no par value, all of which are fully paid.

3.     Value Share

Friends Life has a 99.99% interest in, and is the general partner in, Resolution Holdco No.1 LP ("RHN1"), a Guernsey registered limited partnership. The limited partner in RHN1 is RCAP UK LP ("RCAP"). RCAP is an entity established by current and former partners and employees of Resolution Operations LLP ("ROL") and is entitled to share in the value created in RHN1, which owns the Friends Life Holdings group.

The Value Share arrangement was established at the time Friends Life was formed and, in broad terms, entitles RCAP to 10% of all distributions made from RHN1 where the accumulated value of the deployed equity capital contributed into RHN1 (as set out below), plus an agreed return, has been returned to Friends Life or its shareholders, or there has been a change of control of the Friends Life Group. There is no time limit applying to the Value Share arrangements and the arrangements were not affected by the termination of the operating agreement between ROL and Friends Life in March 2013.

Deployed equity capital was contributed to RHN1, by Friends Life and RCAP, to fund the acquisitions of both Friends Provident Group plc in 2009 and the majority of AXA S.A.'s UK life business in 2010. The agreed return is the greater of 4% and a three year risk free rate. The risk free rate is recalculated at three yearly intervals following the initial contribution in November 2009. The agreed return is currently 4% per annum.

Total gross equity deployed in RHN1 is approximately £4,056 million and the accumulated value of net equity deployed (at 4% per annum and after the return of £1,315 million of capital returned to Friends Life to date) is approximately £3,294 million as at 30 September 2014.

Friends Life's share price does not itself influence whether payments are made under the terms of the Value Share. The payment under the Value Share arrangement depends on the aggregate amount of distributions made to Friends Life by RHN1, including to fund payments to shareholders (dividends or returns of capital), or there being a relevant change of control event.

4.     Strategy

The Friends Life Group's business model and strategy are designed to create a UK life insurance group with a clear and strong cash profile, focused on developing the Friends Life Group as a profitable and sustainable company which delivers competitive products and services to customers and value to Friends Life's shareholders.

The Friends Life Group's strategy is focused on the delivery of the following strategic objectives:

•
focusing on managing legacy life and pension products, and capturing value in the fast-growing retirement provision market;

•
making customers' money work harder to help them realise their financial goals;

•
attracting and retaining the best people, building distinctive capability and competitive advantage; and

•
generating growth in both 'cash today' and 'cash tomorrow' while maintaining a strong capital base.

5.     Operational structure

The Friends Life Group operates in the United Kingdom and in a number of overseas markets and is managed in three distinct divisions. These are:

•
the UK division ("UK Division"), comprising the Protection, Corporate Benefits and Retirement Income operations in the United Kingdom and the UK distribution business, Sesame Bankhall;

•
the Heritage division ("Heritage" or "Heritage Business"), managing the requirements of customers with products that are no longer actively marketed, alongside those with legacy products which have previously been closed to new business. The Overseas Life Assurance Business ("OLAB") and fpb AG ("fpb"), which were previously part of the International division, are now part of the Heritage Business; and

•
the International division ("International") comprises Friends Provident International Limited ("FPIL"). The International division previously included Lombard International Assurance S.A. and Insurance Development Holdings AG ("Lombard"). On 30 October 2014, the Friends Life Group completed the disposal of Lombard (see "International" section below).

In total, across the Friends Life Group, Annual Premium Equivalent ("APE") new business for 2013 amounted to £1,117 million, with £724 million attributable to the UK Division, £54 million attributable to Heritage and £339 million attributable to International. For the first half of 2014, APE new business was £548 million, comprising £405 million for the UK Division, £23 million for Heritage and £120 million for International, including £73 million for Lombard (now disposed of by the Friends Life Group).

For financial reporting purposes, the business is typically segmented into UK & Heritage (comprising the UK Division and Heritage) and FPI (historically, together with Lombard).

6.     UK Division

Introduction

This operating division comprises the open businesses of the UK Life and Pensions Businesses brought together through the acquisition of Friends Provident, the AXA UK Life Business and BHA.

Friends Provident has its origins in a business founded by Quakers in 1832, and offered a range of protection, pensions and savings and investments products in the UK life and pensions markets. The AXA UK Life Business comprised the majority of the AXA UK Life and Savings Business, which was formed in 1997, but can trace its roots to the founding of the Sun Life Assurance Society in 1810. BHA was a provider of protection products in the United Kingdom. In March 2011, the Friends Life brand was launched in order to integrate and rebrand these acquired businesses under the Friends Life name.

New UK Life and Pensions Businesses activity is centred on the three business units of the UK Division: Protection, Corporate Benefits and Retirement Income.

Sesame Bankhall is the Friends Life Group's UK distribution business. Sesame Bankhall has an active relationship with financial advisers throughout the United Kingdom, providing services including regulatory and compliance support, training, research and technology. Sesame Bankhall appointed representatives and member firms provide financial advice and distribute a wide range of investment, protection, mortgage and general insurance products.

7.     Protection

Overview

The Friends Life Group's individual and group protection businesses (the "Protection business"), have a significant scale in the market. The protection business offers a comprehensive range of individual and group protection products. The individual protection business provides life, critical illness and income protection cover to individuals and businesses. The individual protection products are distributed through IFAs, banks, building societies, estate agents and other strategic partnerships. The group protection business provides group income protection, group life and group critical illness products which enable corporate clients to make provision for their employees. The group protection products are distributed through employee benefit consultants ("EBCs") and IFAs.

Strategy

The Friends Life Group's protection business operates a value-based proposition.

The focus is on writing profitable new business by concentrating on distribution channels and products that provide an attractive rate of return. The BHA platform was chosen as the strategic platform for the Protection business given its lower cost and greater efficiency relative to the Friends Life Group's other platforms. In 2011, all group protection new business was successfully migrated to the BHA platform; and a new integrated single proposition to IFAs known as Friends Life Protect+ was launched for the individual protection business. In addition, a new range of simple access products was launched aimed at meeting the needs of a wide range of distribution partners. Since the start of 2013, all new UK protection business has been written on the new strategic platforms.

8.     Corporate Benefits

Overview

The corporate benefits business offers both pension products and savings solutions for customers in the workplace savings market (the "Corporate Benefits business"). Pension products offered by the Corporate Benefits business include group personal pensions, group self-invested pension plans and group contracted-in money purchase pension plans. The new corporate wrap platform called "My Money" launched in 2012. Products are distributed through IFAs and EBCs.

The Corporate Benefits business is being built on the New Generation Pension ("NGP") platform and new corporate wrap platform. As at 30 June 2014, Corporate Benefits administered £20.8 billion of assets.

Strategy

The majority of new Corporate Benefits business arises from increments to existing policies and new entrants to existing pension schemes already managed by the Friends Life Group. The Friends Life Group therefore expects to write significant volumes of Corporate Benefits business as a result of employers implementing auto-enrolment legislation. In the first six months of 2014, 648 schemes auto-enrolled with the Friends Life Group contributing to a 108,000 net increase in scheme members in this period. The Corporate Benefits business seeks to make selective acquisitions of new pension schemes driven by a limited number of key distribution relationships in the Friends Life Group target market. Within this, the focus is on mid-to-large schemes where the Friends Life Group expects to be able to achieve the target returns and most efficiently deploy the new business team.

9.     Retirement Income

Overview

The Friends Life Group offers annuities, whereby policyholders pay a single initial premium and receive regular payments. Lifetime annuities are bought with the proceeds of a vesting pension policy on retirement. As at the date of this Prospectus, the Friends Life Group generates its Retirement Income business almost entirely from lifetime annuity sales to retiring Friends Life Group pension policyholders. In the fourth quarter of 2013, the Friends Life Group entered the Open Market Option segment (policyholders who wish to select an annuity from a provider other than their existing pension provider).

On 19 March 2014, the Chancellor of the Exchequer announced in the 2014 Budget that consumers approaching retirement would have the freedom to take their whole pension pot as cash (the first 25% remaining tax-free, with the balance taxed at the individual's marginal rate), which removed the compulsion for customers to buy an annuity.

As a result, the size of the annuity market is expected to fall: for Guaranteed Annuity Options ("GAO") business to 20% lower than pre-Budget levels; and for non-GAO business to 50% to 70% lower than pre-Budget levels. GAO business currently comprises approximately half of new annuity applications in terms of premiums, which will serve partially to insulate the Friends Life Group against the larger expected market-wide falls in new annuity volumes. However, it is expected that Retirement Income value of new business for 2014 will be materially lower than in 2013.

Strategy

The Retirement Income business has been building the enhanced range of capabilities needed to increase retention of pensions, including capability in pricing, underwriting and investment management, with a view to creating a more sophisticated proposition to retiring policyholders. It is also considering entry into the bulk annuity and longevity swap market, in which it has not been active to date.

Friends Life's strategic focus is on developing propositions for the 'new world' of retirement that the Friends Life Group expects to emerge as a result of the changes proposed in the 2014 Budget. Key actions to date include increased engagement with customers and the launch of a new retirement planning hub. The Friends Life Group aims to improve its customer interface to gain a single view of all Friends Life Group product holdings. It also intends to extend the existing corporate wrap platform to an individual platform proposition offering pensions, ISAs and flexible income drawdown products.

10.  Sesame Bankhall

Sesame Bankhall was formed in 2009. It brings together one of the largest appointed representative networks in the United Kingdom, a leading support service provider in the United Kingdom and a mortgage club, to create one of the United Kingdom's largest distributors of retail financial advice. The Sesame Bankhall group operates three brands, Sesame, Bankhall and Premier Mortgage Service:

•
Sesame offers an array of core regulatory services as well as business development, marketing and study support to IFAs;

•
Bankhall is a support service provider for directly regulated IFAs; and

•
Premier Mortgage Service is a mortgage club for directly regulated mortgage brokers in the United Kingdom.

Sesame Limited ("Sesame"), a subsidiary of Sesame Bankhall Group Limited ("SBG"), made losses of approximately £19 million for the financial year ended 31 December 2013 and is, in its current form, expected to continue to make losses in the future. In addition, the Sesame business has potential liabilities arising from claims relating to advice or services provided to retail customers by appointed representatives of Sesame (or certain other entities whose businesses (including all liabilities) have broadly been assumed by Sesame). The amount of such potential liabilities cannot currently be quantified. Sesame is, therefore, reliant on the continued financial support of its ultimate parent, Friends Life, to be able to continue to trade.

In February 2013, Friends Life commenced a strategic review of the businesses of SBG, including the Sesame business, in order to address the current financial uncertainty of those businesses and to examine whether there are steps that can be taken to address the structural issues within the businesses so as to reduce or remove the need for financial support from Friends Life. That strategic review is ongoing with a number of potential options and outcomes for the Sesame business being considered but has to date resulted in the Sesame business moving to a restricted advice model and undertaking certain past business reviews. Friends Life, SBG and Sesame are in discussions with the FCA in connection with elements of the strategic review and the various options under consideration. Whilst the strategic review remains ongoing, Sesame continues to rely on financial support from Friends Life.

11.  Heritage

Overview

In 2011, the Friends Life Group created Heritage. This division manages the requirements of customers with products that are no longer being actively marketed and includes most of the customers, assets and embedded value of the Friends Life Group's business.

The Heritage Business has around four million customers, a large set of products which are either closed to new business or not actively marketed, and complex legacy systems. As a result, the strategy of the Heritage Business is fundamentally different from that of the UK Division. The products within the scope of the Heritage Business include all with-profits business; some individual pensions business; savings products such as investment bonds; and certain legacy protection, corporate schemes and annuity products. The policies managed by the Heritage Business were sold over many years under a number of different brands, including Friends Provident, UK Provident, NM Financial Management, London & Manchester, Sun Life, AXA Equity & Law, Winterthur Life, PPP Lifetime Care and Provident Life. Modest new business continues to be written in the Heritage Business. This new business arises through IFAs, sales to existing customers, increments to existing policies and new entrants to existing corporate pension schemes.

Strategy

The Heritage Business aims to be the United Kingdom's leading legacy business manager, with the knowledge and expertise to maximise the value created from the closed funds. Since the formation of the Heritage Business, the Friends Life Group has established a dedicated management team focused on this business. The Heritage Business has adopted the following strategies:

•
outsourcing:  Management of the underlying cost base is critical to cash generation and the profitability of the Heritage Business. A substantial policy administration and IT outsourcing agreement with Diligenta was signed in November 2011 and became effective on 1 March 2012. This outsourcing agreement, together with the ongoing outsourcing arrangement with Capita, mean that substantially all of the policy administration in the Heritage Business is outsourced. These outsourcing transactions provide the basis for the Heritage Business to reduce its administration costs in line with the run-off of the Heritage Business. They also extend and contractually secure much of the synergies which arose from the combination of Friends Provident and the AXA UK Life Business, such as IT and customer service integration;

•
building an in-house asset manager:  the Friends Life Group's in-house asset management capability was launched in mid-2012 through the creation of Friends Life Investments Limited ("FLI"), with £6 billion of fixed interest assets under management. The Friends Life Group had existing expertise in the management of fixed income assets and this expertise was further augmented with the recruitment of a fixed income team in January 2012. To assist in minimising the additional headcount, the middle and back office support functions of FLI are wholly outsourced. FLI has continued to grow with further recaptures, bringing total assets to £17.4 billion at 30 June 2014, with the further recapture of approximately £1.6 billion of assets since that date. Asset recaptures to date have focused on the core non-linked and shareholder assets of the Friends Life Group. Work continues to assess further potential developments related to fixed income assets in the Friends Life Group's with-profits and unit-linked funds. In addition, in March 2014, the Friends Life Group announced a major new strategic partnership with Schroder Investment Management Limited to manage £12.2 billion of equity and multi-asset funds on behalf of the Friends Life Group's customers from the fourth quarter of 2014;

•
implementing the capital optimisation programme:  the Friends Life Group has completed a capital optimisation programme to simplify the legal structure of the business and remove capital inefficiencies. The ultimate result of the capital optimisation programme was to reduce the number of UK life companies to two. A programme is also underway to develop and implement a uniform risk management framework for the six with-profits funds within the Heritage Business; and

•
with-profits annuities reallocation programme:  In 2013, Heritage executed a £2 billion with-profits annuity transfer deal that is generating an additional approximately £10 million sustainable free surplus benefit per annum from 2014. In 2014, Heritage executed a further £760 million of annuity transfers, which is expected to generate a benefit to sustainable free surplus of around £7 million per annum from 2015, for an upfront free surplus cost in 2014 of £11 million. An agreement has been reached, subject to regulatory non-objection, for the third phase of the programme to reallocate approximately £650 million of annuities. This transaction is expected to be completed at the beginning of 2015 and is currently expected to generate a benefit of circa £5 million per annum for an upfront cost of approximately £25 million.

12.  International

Overview

The International division is comprised of FPIL, an Isle of Man-based company, and offers a range of products including single premium investment products, regular premium savings plans and individual assurance policies. FPIL's products are distributed worldwide by independent financial advisers, with a focus on affluent expatriate individuals, via distribution hubs in Hong Kong, Singapore and Dubai.

Strategy

The International business completed a strategic review in 2012, which identified that:

•
FPIL's global expatriate and Asian domestic affluent operations are strong core franchises, and should be the focus for selective growth;

•
FPIL should cease writing new business in certain markets (Japanese nationals; Corporate Benefits);

•
International's OLAB operations (which are principally in Germany) were challenged and should be reviewed further; and

•
the Friends Life Group's stake in its Malaysian joint venture should be sold (see the section below 'AmLife Sale').

The subsequent review of the German operations established that the pensions business should be closed to new business, which was completed in 2013. As a consequence, fpb, which previously marketed OLAB pensions, reached an agreement to distribute pension products for PrismaLife AG, trading as Cardea. Both OLAB and fpb are now managed as part of the Heritage Business.

13.  Ratings

As at 15 January 2015 (being the latest practicable date prior to the publication of this document), Friends Life is assigned a Financial Strength Rating of A– with an outlook of "Creditwatch positive" by S&P, Moody's has assigned Friends Life a Financial Strength Rating of A3 with an outlook of "On review on upgrade" and Fitch has assigned Friends Life a Financial Strength Rating of A+ with an outlook of "Ratings watch positive".

14.  Friends Life Group embedded value on an MCEV basis

The Friends Life Group's MCEV provides an estimate of the total consolidated MCEV of the Friends Life Group and comprises the MCEV in respect of the Friends Life Group's life and pensions covered business, together with the IFRS net assets in respect of the non-covered business.

The MCEV provides an estimate of the value of shareholders' interest in the covered business, excluding any value that may be generated from future new business. The MCEV comprises the sum of the shareholders' net worth of the Friends Life Group's life and pensions covered business and the value of in-force covered business. The shareholders' net worth of the Friends Life Group's life and pensions covered business includes the listed debt of the external STICS, external UT2 subordinated debt with associated currency swap, external LT2 subordinated debt 2021 and external LT2 subordinated debt 2022 at market value, based on listed ask prices.

The MCEV is calculated on a post-tax basis. Where gross results are presented, these have been calculated by grossing up the post-tax results for covered business at the appropriate rate of corporation tax for each segment. For non-covered business the gross results are presented gross of any IFRS tax attributed.

As at 30 June 2014, the Friends Life Group's embedded value on an MCEV basis was £5,724 million (30 June 2013: £5,980 million).

15.  Recent material business developments

•
Simplification of governance structure

In keeping with the simplification to the changes to its governance structure, on 18 March 2014, Friends Life announced that it would seek shareholder approval at its 2014 Annual General Meeting to change the name of Resolution Limited (as it was then called) to Friends Life. The key reason for this change was to create a unified brand for the Friends Life Group by bringing the Friends Life Group's investor and listed brand in line with its UK customer brand, Friends Life. The vast majority of the Friends Life Group's UK products trade under the name of the Friends Life Group, and the Board believed that there would be benefits from a customer, distributor and colleague perspective in aligning the listed and UK trading brands. The proposal was subsequently approved at the Annual General Meeting held on 8 May 2014 and the change of name to Friends Life took effect from the same date. In addition, Clive Cowdery and John Tiner stepped down from both boards with effect from the conclusion of the Annual General Meeting held on 8 May 2014.

•
Senior management changes

In May 2014 it was announced that John Van Der Wielen would be appointed as Executive Chairman of Friends Provident International Limited, subject to regulatory approval, whilst John's responsibilities in respect of the UK Division would be transferred to a new CEO, UK Division. Confirmation that regulatory approval for John's appointment as Executive Chairman of Friends Provident International Limited would not be needed was received on 27 August 2014. Andy Curran joined the Friends Life Group as

Interim Chief Executive, UK on 1 September 2014, and was confirmed as Chief Executive for the United Kingdom, on a permanent basis on 12 November 2014. In May 2014 it was also confirmed that Rob Barnett had been appointed Chief Operating Officer (previously Group HR & Business Services Director) and Jim Newman had been appointed as Corporate Development Director (previously Group Transformation Director).

•
Capital optimisation programme

In 2013, the Friends Life Group completed the capital optimisation programme, in which the business was re-organised into two UK life companies, one primarily for closed business (Friends Life Limited) and one primarily for open business (Friends Life and Pensions Limited). The Friends Life Group undertook a number of Part VII transfers to move business from some of its life companies into Friends Life Limited. All six with-profits funds within the Friends Life Group are now in Friends Life Limited. The capital optimisation programme drove efficiencies that have delivered a benefit of nearly £300 million to total free surplus over the last three years.

•
Annuity reallocation

In 2013, the first phase of the reallocation of with-profits annuities completed, with approximately £2 billion of annuities transferred from the Friends Life Assurance Society Limited with-profits fund to the Friends Life Limited non-profit fund. This transfer is expected to provide sustainable free surplus benefits of approximately £10 million per annum.

The second phase of the with-profits annuity reallocation programme was completed during 2014. This resulted in the reallocation of £760 million of annuities from the with-profits funds to the non-profit fund. The transaction is expected to generate a benefit to sustainable free surplus of £7 million per annum from 2015, for an upfront free surplus cost in 2014 of £11 million.

An agreement has been reached, subject to regulatory non-objection, for the third phase of the programme to reallocate approximately £650 million of annuities. This transaction is expected to be effective and completed at the beginning of 2015, and is currently expected to generate a benefit of around £5 million per annum for an upfront cost of around £25 million.

•
AmLife sale

Until January 2013, the Friends Life Group held a 30% interest in AmLife, a Malaysian life insurance company majority owned by AmBank Berhad, a major Malaysian banking group, and a 30% interest in AmFamily a Malaysian family takaful business established in December 2011. Following the International strategic review, the interests in these companies were sold to AmBank Berhad for cash consideration of £50 million in January 2013.

•
Disposal of Lombard

On 11 July 2014, the Friends Life Group announced that it had reached an agreement to sell Lombard, its Luxembourg-based life assurance business specialising in tax and estate planning solutions for high net worth individuals, to funds managed by The Blackstone Group L.P. and its affiliates. The disposal of Lombard was completed by the Friends Life Group on 30 October 2014 for a total consideration of £316 million.

Prior to the announcement that the boards of directors of Aviva and Friends Life had reached agreement on the key financial terms of a possible all-share offer by Aviva for Friends Life, the Friends Life Group was using the proceeds of the disposal of Lombard to finance a £317 million share buy-back programme, which commenced on 31 October 2014 and was suspended on 21 November 2014 following the announcement. The total amount spent on the share buy-back programme prior to its suspension was c.£30 million.

16.  Employees and Employee Relations

Employee numbers

The number of employees of the Friends Life Group as at 31 December 2013 was 3,749 (including 388 at Lombard, which has since been disposed of by the Friends Life Group) and as at 31 December 2012 this figure stood at 3,858. The average number of employees during 2013 was 3,753 and during 2012 was 4,051.

The number of persons employed by the Friends Life Group, including a breakdown by business divisions and as at the dates set out, is provided in the table below.

	At 31 December			Average for the year
Operating division	2013 Number	2012 Number	2011 Number	2013 Number	2012 Number	2011 Number
Heritage Total	211	215	893	241	308	952
International Total	1,480	1,541	1,558	1,506	1,586	1,511
UK Total	1,299	1,309	1,191	1,288	1,289	1,370
Other Friends Life Group employees Total	759	793	1,818	717	868	1,909

Friends Life Group Total	3,749	3,858	5,460	3,753	4,051	5,742

Employee relations

The Friends Life Group has a culture of informing and involving employees in matters which concern them through various channels including the use of regular meetings between management and employees, workshops on understanding the financial results of the Friends Life Group, the products that it manufactures and the strategy of the Friends Life Group, the employee intranet and a Learning Performance and Talent System. The employee intranet also includes a number of pages outlining the Friends Life Group's values (namely, customer understanding, accountability, respect and enterprise). The Friends Life Group's intranet sets out how its employees can contribute through their role to ensure that they are providing the best services that they can to the Friends Life Group's customers, colleagues and shareholders.

The Friends Life Group's employees benefit from a market-competitive salary which is reviewed annually. Friends Life Group employees, depending upon their grade, may also benefit from a season ticket loan and, for UK resident employees, the opportunity to select from a menu of flexible benefits should they so wish (for example, purchasing up to one week's additional holiday, private dental care, income protection, childcare vouchers, etc., via salary sacrifice). Consistent with best practice, employees within the control functions participate in different bonus plans which exclude linkage to the financial results. Substantially all UK employees may participate in the Friends Life Share Incentive Plans and certain employees may receive other share based incentives. Different arrangements apply within the overseas divisions, designed to reflect their local markets and brands but within the same general framework.

The Friends Life Group also has in place a whistleblowing policy which enables employees to air their concerns freely without fear of detrimental treatment.

PART IX

SELECTED FINANCIAL INFORMATION IN RELATION TO AVIVA AND AVIVA DOCUMENTS INCORPORATED BY REFERENCE

Historical financial information

The following documents, which have been filed with the FCA and are available for inspection in accordance with paragraph 21 of Part XVI ("Additional Information") of this Prospectus, contain financial information which is relevant to the Proposed Acquisition:

•
Aviva's interim management statement in respect of the nine month period ended 30 September 2014 filed with the FCA on 30 October 2014 ("Aviva's Q3 Interim Management Statement 2014");

•
Aviva's interim results announcement in respect of the six month period ended 30 June 2014 filed with the FCA on 7 August 2014 ("Aviva's Interim Results Announcement 2014");

•
Aviva's Annual Report 2013 filed with the FCA on 6 March 2014 (which includes Aviva's audited financial statements for the years ended 31 December 2013 and 2012) ("Aviva's Annual Report 2013");

•
Aviva's Annual Report 2012 filed with the FCA on 7 March 2013 (which includes Aviva's audited financial statements for the years ended 31 December 2012 and 2011) ("Aviva's Annual Report 2012"); and

•
Aviva's Annual Report 2011 filed with the FCA on 8 March 2012 (which includes Aviva's audited financial statements for the years ended 31 December 2011 and 2010) ("Aviva's Annual Report 2011").

Information incorporated by reference

The tables below set out the various sections of the documents referred to above which are incorporated by reference into, and form part of, this Prospectus so as to provide certain information required pursuant to the Prospectus Rules, and only the parts of the documents identified in the tables below are incorporated into, and form part of, this Prospectus. The parts of these documents which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this Prospectus. To the extent that any part of any information referred to below itself contains information which is incorporated by reference, such information shall not form part of this Prospectus.

For the nine month period ended 30 September 2014

Information incorporated by reference into this Prospectus	Reference document	Page number in reference document
Key Financial Metrics	Aviva's Q3 Interim Management Statement 2014	2
Statistical Supplement	Aviva's Q3 Interim Management Statement 2014	6 - 11

For the six month period ended 30 June 2014

Information incorporated by reference into this Prospectus	Reference document	Page number in reference document
Condensed Consolidated Income Statement	Aviva's Interim Results Announcement 2014	38
Condensed Consolidated Statement of Comprehensive Income	Aviva's Interim Results Announcement 2014	39
Condensed Consolidated Statement of Changes In Equity	Aviva's Interim Results Announcement 2014	40
Condensed Consolidated Statement of Financial Position	Aviva's Interim Results Announcement 2014	41
Condensed Consolidated Statement of Cash Flows	Aviva's Interim Results Announcement 2014	42
Independent Review Report to Aviva plc	Aviva's Interim Results Announcement 2014	80
Financial Statement Notes	Aviva's Interim Results Announcement 2014	43 - 78

For the year ended 31 December 2013

Information incorporated by reference into this Prospectus	Reference document	Page number in reference document
Independent Auditors' report to the members of Aviva plc	Aviva's Annual Report 2013	106 - 109
Consolidated Income Statement	Aviva's Annual Report 2013	124
Consolidated Statement of Comprehensive Income	Aviva's Annual Report 2013	125
Consolidated Statement of Changes in Equity	Aviva's Annual Report 2013	128
Consolidated Statement of Financial Position	Aviva's Annual Report 2013	129
Consolidated Statement of Cash Flows	Aviva's Annual Report 2013	130
Notes to the Financial Statements	Aviva's Annual Report 2013	131 - 246

For the year ended 31 December 2012

Information incorporated by reference into this Prospectus	Reference document	Page number in reference document
Independent Auditors report to the members of Aviva plc	Aviva's Annual Report 2012	146 - 147
Consolidated Income Statement	Aviva's Annual Report 2012	160
Consolidated Statement of Comprehensive Income	Aviva's Annual Report 2012	161
Consolidated Statement of Changes in Equity	Aviva's Annual Report 2012	164 - 165
Consolidated Statement of Financial Position	Aviva's Annual Report 2012	166
Consolidated Statement of Cash Flows	Aviva's Annual Report 2012	167
Notes to the Financial Statements	Aviva's Annual Report 2012	168 - 266

For the year ended 31 December 2011

Information incorporated by reference into this Prospectus	Reference document	Page number in reference document
Independent Auditor's report to the shareholders of Aviva plc	Aviva's Annual Report 2011	166 - 167
Consolidated Income Statement	Aviva's Annual Report 2011	183
Consolidated Statement of Comprehensive Income	Aviva's Annual Report 2011	186
Consolidated Statement of Changes in Equity	Aviva's Annual Report 2011	187 - 188
Consolidated Statement of Financial Position	Aviva's Annual Report 2011	189
Consolidated Statement of Cash Flows	Aviva's Annual Report 2011	190
Notes to the Financial Statements	Aviva's Annual Report 2011	191 - 311

 PART X

OPERATING AND FINANCIAL REVIEW OF AVIVA

The following discussion and analysis should be read in conjunction with the financial information on Aviva referred to in Part IX ("Selected Financial Information in relation to Aviva and Aviva Documents Incorporated By Reference") of this Prospectus which has been incorporated by reference into, and forms part of, this Prospectus. The financial information included or incorporated by reference into this Part X ("Operating and Financial Review of Aviva") has been extracted without material adjustment from the financial information referred to in Part IX ("Selected Financial Information in relation to Aviva and Aviva Documents Incorporated By Reference") of this Prospectus (which has been incorporated by reference into, and forms part of, this Prospectus) or has been extracted without material adjustment from Aviva's accounting records which formed the underlying basis of the financial information referred to in Part IX ("Selected Financial Information in relation to Aviva and Aviva Documents Incorporated By Reference") (which has been incorporated by reference into, and forms part of, this Prospectus). For a description of Aviva's financial information, see "Presentation of financial information" in Part V ("Presentation of Information") of this Prospectus.

Some of the information contained in this Part X ("Operating and Financial Review of Aviva") contains certain forward looking statements that reflect the Aviva Group's plans, estimates and belief and that may involve risks and uncertainties. The Aviva Group's actual results may also differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such risks, uncertainties and/or differences include, but are not limited to, those discussed below and elsewhere in this prospectus, including under "Risk factors" and "Information regarding forward-looking statements", as each is set out in Part V ("Presentation of Information") of this Prospectus.

1.     Results of operations

Information incorporated by reference

The table below sets out sections from Aviva's Q3 Interim Management Statement 2014, Aviva's Interim Results Announcement 2014 and Aviva's Annual Report 2013 which contain information in respect of Aviva's operating and financial review and which are incorporated by reference into, and form part of, this Prospectus. The parts of these documents which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this Prospectus. To the extent that any part of any information referred to below itself contains information which is incorporated by reference, such information shall not form part of this Prospectus.

Reference Document	Information incorporated by reference into this Prospectus	Page number in reference document
Aviva's Q3 Interim Management Statement 2014	Group Chief Executive Officer's report	3 - 4
Aviva's Interim Results Announcement 2014	Group Chief Executive Officer's report	N/A
	Group Chief Financial Officer's report	N/A
	Overview	3 - 9
	Business unit performance	10 - 15
	Profit drivers—IFRS basis	16 - 22
	Capital & assets summary	23 - 29
	Income & expenses	32
	IFRS financial statements—Condensed consolidated income statement	38
	IFRS financial statements—Condensed consolidated statement of comprehensive income	39
	IFRS financial statements—Condensed consolidated statement of changes in equity	40
	IFRS financial statements—Condensed consolidated statement of financial position	41
	IFRS financial statements—Condensed consolidated statement of cash flows	42

Reference Document	Information incorporated by reference into this Prospectus	Page number in reference document
Aviva's Annual Report 2013	Strategic report—Chairman's statement	4 - 5
	Strategic report—Group Chief Executive Officer's statement	6 - 9
	Strategic report—Chief Financial Officer's statement	10 - 13
	Strategic report—Measuring our performance in 2013	26 - 29
	Strategic report—Market Focus	30 - 42
	Other information—Financial and operating performance	248 - 261
	Other information—Analysis of investments	271 - 274
	Other information—Risk and capital management	276 - 279
	Related party disclosures and dividend data	288 - 289
	Shareholder information—Guarantees, securitised assets and off-balance sheet arrangements	289
	Shareholder information—Liquidity and capital resources	289 - 293

See paragraph 23 of Part XVI ("Additional Information") of this Prospectus for further details about information that has been incorporated by reference into this Prospectus.

Restatement of financial information

The Aviva Group adopted amendments to IAS 32 Financial Instruments: Presentation that became effective as of 1 January 2014. The amendments to IAS 32 have been applied retrospectively in accordance with the transitional provisions of the standard. Information relating to the statement of cash flows used in this Part X ("Operating and Financial Review of Aviva") as at 30 June 2013 and 31 December 2013 reflects the restated information as set out in Aviva's Interim Results Announcement 2014—Notes to the condensed consolidated financial statements.

2.     Capital resources and liquidity

Overview

The Aviva Group's primary sources of liquidity include dividends from operating subsidiaries, proceeds of external debt issuances, proceeds from internal debt and central assets, and funds generated by sales of businesses. The Aviva Group uses cash to pay dividends to its shareholders, to service its debt and to pay central group cash flows. Aviva Group makes capital injections into its businesses where necessary to ensure that they meet their local solvency requirements and to support development of their operations. Capital is provided either by equity or, where a local holding company is in place, may be via loans with the holding company subsequently injecting equity capital in the regulated operating company.

Cash flows

The following table shows the cash flow analysis of the Aviva Group for the years ended 31 December 2011, 2012 and 2013, together with the six month periods ended 30 June 2013 and 2014:

	Six months ended 30 June		Year ended 31 December
	2014	2013(1)	2013(1)	2012(2)	2011
	(Unaudited)	(Unaudited)
	(£mn)		(£mn)
Net cash (used in)/from operating activities	(1,558)	2,553	4,018	2,499	(342)
Net cash (used in)/from investing activities	(113)	305	(1,254)	(15)	78
Net cash (used in)/from financing activities	(1,154)	(471)	(1,529)	(1,119)	(1,773)

Net increase/(decrease) in cash and cash equivalents	(2,825)	2,387	1,235	1,365	(2,037)
Cash and cash equivalents at the beginning of the period	25,989	24,564	24,564	22,401	24,695

Effect of exchange rates on cash and cash equivalents	(359)	674	190	(313)	(257)
Cash and cash equivalents at the end of the period	22,805	27,625	25,989	23,453	22,401

Notes:

(1)
The statement of cash flows for the six months ended 30 June 2013 was restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'.

(2)
The statement of cash flows for the year ended 31 December 2012 has been restated following the adoption of 'IFRS 10: Consolidated financial statements'.

Cash flows from operating activities

Operating cash flows reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances. Around two thirds of Aviva Group's balances relate to unit-linked or participating policyholder funds. As such, the asset mix and the level of cash held by these funds are determined from a policyholder perspective and can move significantly from one period to another.

Purchases and sales of operating assets, including financial investments, are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims. During the period, the net operating cash inflow reflects a number of factors, including the level of premium income and the timing of receipts of premiums and the payment of creditors, claims and surrenders. It also includes changes in the size and value of consolidated cash investment funds and changes in the Aviva Group participation in these funds.

Net cash from operating activities for the year ended 31 December 2012 increased by £2,841 million to a £2,499 million inflow (2011: £342 million outflow). The increase was primarily due to an increase in flows from net purchase/sale of operating assets.

Net cash from operating activities for the year ended 31 December 2013 increased by £1,519 million to a £4,018 million inflow (2012: £2,499 million inflow). The increase was primarily due to an increase in operating cash flows in discontinued operations (US Life) prior to disposal.

The net cash outflow from operating activities for the six months ended 30 June 2014 amounted to £1,558 million, representing a decrease of £4,111 million from £2,553 million inflow in the equivalent period to 30 June 2013. The decrease was primarily due to a net decrease in flows from working capital and net purchases of operating assets.

Cash flows from investing activities

Net cash from (or used in) investing activities includes cash flows from the acquisition and disposal of subsidiaries, new loans and repayment of loans to joint ventures and associates together with the cash flows from purchases of property and equipment or the proceeds on sale of such assets.

Net cash used in investing activities for the year ended 31 December 2012 decreased by £93 million to a £15 million outflow (2011: £78 million inflow). The decrease was mainly as a result of a decrease in cash inflows from disposal of subsidiaries, joint ventures and associates, partly offset by lower cash used in discontinued operations.

Net cash used in investing activities for the year ended 31 December 2013 increased by £1,239 million to a £1,254 million outflow (2012: £15 million outflow). The movement was mainly a result of the disposal of the U.S. Life business.

Net cash flows from investing activities for the six months ended 30 June 2014 decreased by £418 million to a £113 million outflow (30 June 2013: £305 million inflow). The decrease in net cash was mainly due to a decrease in cash inflows from disposal of subsidiaries, joint ventures and associates.

Cash flows from financing activities

Financing activities show the cash flows associated with the raising and repayment of finance and other flows associated with the financing of the Aviva Group's operations, such as the cash proceeds of share or debt issuances, and cash paid in dividends to equity shareholders.

Net cash used in financing activities for the year ended 31 December 2012 decreased by £654 million to an outflow of £1,119 million (2011: £1,773 million outflow). The decrease was due to proceeds from the issuance of fixed rate tier 1 notes, and lower cash used in discontinued operations partly offset by higher dividend payments.

Net cash used in financing activities for the year ended 31 December 2013 increased by £410 million to an outflow of £1,529 million (2012: £1,119 million outflow). The movement was mainly due to higher repayment of borrowings in 2013, and the one-off issue of fixed rate tier 1 notes in 2012, partly offset by a lower ordinary dividend payment in 2013.

Net cash used in financing activities for the six months ended 30 June 2014 increased by £683 million to an outflow of £1,154 million (30 June 2013: £471 million outflow). The increase was mainly due to higher repayment of borrowings.

Cash and cash equivalents

Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. For the purposes of the cash flow statement, cash and cash equivalents also include bank overdrafts, which are included in payables and other financial liabilities on the statement of financial position.

At 31 December 2012, total consolidated cash and cash equivalents, net of bank overdrafts, amounted to £23,453 million, an increase of £1,052 million over £22,401 million at 31 December 2011.

At 31 December 2013, total consolidated cash and cash equivalents, net of bank overdrafts, amounted to £25,989 million, an increase of £2,536 million over £23,453 million at 31 December 2012.

At 30 June 2014, total consolidated cash and cash equivalents, net of bank overdrafts, amounted to £22,805 million, a decrease of £3,184 million compared to £25,989 million at 31 December 2013 and a decrease of £4,820 million compared to £27,625 million at 30 June 2013.

3.     Commitments

As at 31 December 2013, the Aviva Group had the following commitments (as extracted without material adjustment from the Aviva Group's audited historical consolidated financial information for the financial year ended 31 December 2013):

Capital commitments

(£mn)
Investment property	3
Property and equipment	24
Total	27

Operating lease commitments

(i)
Future contractual aggregate minimum lease rentals receivable under non-cancellable operating leases are as follows:

(£mn)
Within one year	252
Later than one year and not later than five years	807
Later than five years	1,307

Total	2,366

(ii)
Future contractual aggregate minimum lease payments under non-cancellable operating leases are as follows:

(£mn)
Within one year	111
Later than one year and not later than five years	357
Later than five years	575

Total	1,043

Total future minimum sub-lease payments expected to be received under non-cancellable sub-leases	45

4.     Funding arrangements

As the principal financing vehicle of the Aviva Group, Aviva is the issuer of a range of debt instruments including subordinated debt and commercial paper. Aviva maintains a euro note programme which enables the issuance of debt instruments including a range of senior, hybrid tier 2 and tier 1 notes. The euro note programme was last updated in April 2014 and provides for the issuance of up to £5 billion of notes. Aviva also maintains programmes which provide for the issuance of commercial paper on a guaranteed and unguaranteed basis.

In July 2013, Aviva issued €650 million of lower tier 2 subordinated debt using the proceeds to redeem a €650 million lower tier 2 subordinated debt instrument at its first call date in October 2013. Aviva redeemed two subordinated debt instruments of £200 million and €50 million at their first call dates of 1 April 2014 and 30 April 2014 respectively. In July 2014, Aviva issued €700 million of dated tier 2 reset notes using the proceeds to redeem a €700m Tier 1 Direct Capital Instrument in November 2014.

In the United Kingdom, Aviva has raised non-recourse funding secured against books of mortgages. This funding has been raised through the use of special-purpose entities. The beneficial interest in the books of mortgages has been passed to these special-purpose entities. These entities, which are owned by independent trustees, have funded this transfer through the issue of loan notes. As at 31 October 2014, the value of the secured assets and the corresponding non-recourse funding was £1,340 million.

Aviva also has committed central borrowing facilities available to the Aviva Group, provided by a range of leading international banks, all of which have investment grade credit ratings. As at 31 October 2014, Aviva had undrawn committed credit facilities of £1,500 million. Aviva's committed central borrowing facilities have two financial covenants:

(i)
borrowings66 (excluding non-recourse indebtedness) may not exceed total shareholders' funds (at 30 September 2014, borrowings did not exceed 51% of total shareholders' funds); and

(ii)
total shareholders' funds to exceed 32% of non-life net written premiums for the previous 12 months (at 30 September 2014, total shareholders' funds were 174% of non-life written premiums).

As at 31 October 2014, Aviva Group's total external borrowings, including subordinated debt and securitised mortgage loans, amounted to £7.2 billion. Of the total borrowings, £5.1 billion are considered to be core structural borrowings and are included within the Group's capital employed. The balance represents operational debt issued by operating subsidiaries. As at 31 October 2014, Aviva had undrawn committed credit facilities expiring within one year of £0.3 billion and £1.2 billion in credit facilities expiring after more than one year.

66
Aviva's borrowings and total shareholders' funds are defined in the facilities.

As at 31 October 2014, the Aviva Group centre liquidity, which was primarily held in Aviva Group Holdings Limited, amounted to £1.2 billion.

5.     Capitalisation and Indebtedness of the Aviva Group

Capitalisation and indebtedness

The following tables show the unaudited capitalisation of the Aviva Group as at 30 June 2014 and the indebtedness of the Aviva Group (excluding joint ventures and associates) as at 31 October 2014. With the exception of capitalisation balances which are extracted without material adjustment from the Aviva Group's unaudited interim financial statements, incorporated by reference as set out in Part IX ("Selected Financial Information in relation to Aviva and Aviva Documents Incorporated By Reference"), the balances in this section 5 are extracted without material adjustment from unaudited information contained in underlying financial accounting systems and other management documents.

Capitalisation as at 30 June 2014

30 June 2014
£mn
Capital
Ordinary share capital	736
Preference share capital	200

936
Capital reserves
Share premium	1,165
Merger reserves	3,271

4,436

Total capital and capital reserves	5,372

'Shares held by employee trusts', 'other reserves' (including currency translation reserve, owner occupied properties reserve, investment revaluation reserve, hedging instruments reserve and equity compensation reserves), retained earnings, direct capital instruments, fixed rate tier 1 notes and non-controlling interests are not included in the Capitalisation table above.

There has been no material change in the issued share capital of Aviva since 30 June 2014.

Indebtedness as at 31 October 201467

(£mn)
Core structural borrowings (see (a) below	5,147
Operational borrowings (see (b) below)	2,026
Bank overdrafts (see (c) below)	462

Total indebtedness	7,635

67
Excluding joint ventures and associates.

(a)   Core structural borrowings of shareholder-financed operations as at 31 October 2014

Subordinated debt

(£mn)
Upper Tier 2:
5.700% €500m undated subordinated notes	391
6.125% £800m undated subordinated notes	793
Lower Tier 2
6.125% £700m subordinated notes 2036	692
6.125% €650m subordinated notes 2043	506
6.875% £400m subordinated notes 2058	395
6.875% £200m subordinated notes 2058	199
6.875% €500m subordinated notes 2018	392
8.25% $400m subordinated notes 2041	245
6.625% £450m subordinated notes 2041	446
3.875% €700m subordinated notes 2044	548
Debenture loans
9.5% guaranteed bonds 2016	199
Commercial paper	341
Total	5,147

Notes:

(i)
Subordinated notes issued by the Company rank below its senior obligations and ahead of its preference shares and ordinary share capital. The dated subordinated notes rank ahead of the undated subordinated notes.

(ii)
The 9.5% guaranteed bonds were issued by the Company at a discount of £1.1 million. Although these bonds were issued in sterling, the loans have effectively been converted into euro liabilities through the use of financial instruments in a subsidiary.

(iii)
Commercial paper is repayable within one year and is issued in a number of different currencies, primarily sterling and euros.

(b)   Operational borrowings

(£mn)
Loans: Non-recourse
Loans to property partnerships(i)	199
Loans to Irish investment funds(ii)	8
UK Life reassurance(iii)	178
Other non-recourse loans(iv)	249
Other loans(v)	52
Securitised mortgage loan notes(vi)	1,340
Total	2,026

Notes:

(i)
The UK long-term business policyholder funds have invested in a number of property funds and structures (the "Property Funds"), some of which have raised external debt, secured on the relevant Property Fund property portfolio. The lenders are only entitled to obtain payment of interest and principal to the extent there are sufficient resources in the relevant Property Fund and they have no recourse whatsoever to the policyholder or shareholders' funds of any companies in the Aviva Group.

(ii)
There is one Irish policyholder investment fund, which has been fully consolidated that has raised external borrowings. The borrowings are secured on the fund, with the only recourse on default being the underlying investment in this fund. The lender has no recourse whatsoever to the shareholders' funds of any companies in the Aviva Group. The loan runs for a period of five years, with the interest rate fixed quarterly based on a fixed margin above the euro inter-bank rate. The underlying investment in the fund was disposed of in November 2014 and the loan was repaid in full.

(iii)
The UK long-term business entered into a financial reassurance agreement with Swiss Re in 2008, under which up-front payments are received from Swiss Re in return for 90% of future surpluses arising. The loan will be repaid as profits emerge on the business. The UK long-term business entered into an additional financing reassurance agreement with BNP Paribas in 2012 in return of 100% of future surpluses arising. The loan will be repaid as profits emerge on the business.

(iv)
Other non-recourse loans primarily include external debt raised by special purpose vehicles in the UK long-term business. The lenders have no recourse whatsoever to the shareholders' funds of any companies in the Aviva Group.

(v)
Other loans include external debt raised by overseas long-term businesses to fund operations.

(vi)
Loans have been issued by special purpose securitisation companies in the United Kingdom. Aviva and its subsidiaries are not obliged to support any losses that may be suffered by the note holders and do not intend to provide such support. Additionally, the notes were issued on the basis that note holders are only entitled to obtain payment, of both principal and interest, to the extent that the available resources of the respective special purpose securitisation companies, including funds due from customers in respect of the securitised loans, are sufficient and that note holders have no recourse whatsoever to other companies in the Aviva Group.

(c)   Other financial liabilities as at 31 October 2014

(£mn)
Bank overdrafts	462

Guarantees, contingent liabilities and contingent indebtedness as at 31 October 2014

The Directors have confirmed that there has been no material adverse change in outstanding guarantees and contingent liabilities since 30 June 2014, as set out in note B20 of Aviva's Interim Results Announcement 2014.

As at 31 October 2014, Aviva had access to undrawn committed central borrowing facilities of £1,500 million, of which £341 million was allocated to support the commercial paper programme in issuance at that date.

 PART XI

SELECTED FINANCIAL INFORMATION IN RELATION TO FRIENDS LIFE AND FRIENDS LIFE DOCUMENTS INCORPORATED BY REFERENCE

Information incorporated by reference

The audited consolidated financial information on the Friends Life Group for the financial periods ended 31 December 2011 ("Friends Life's Annual Report 2011"), 31 December 2012 ("Friends Life's Annual Report 2012"), 31 December 2013 ("Friends Life's Annual Report 2013") and Friends Life's interim results announcement for the 6 months ending 30 June 2014 ("Friends Life's Interim Results Announcement 2014") is set out in Part 3 of the Circular which is incorporated into, and forms part of, this document by reference and is available for inspection in accordance with paragraph 21 of Part XVI ("Additional Information") of this document.

In addition, the following document, which has been filed with the FCA and is available for inspection in accordance with paragraph 21 of Part XVI ("Additional Information") of this document, contains financial information which is relevant to the Proposed Acquisition:

•
Friends Life's third quarter 2014 interim management statement filed with the FCA on 11 November 2014 ("Friends Life's Q3 Interim Management Statement 2014").

The document referred to above is incorporated by reference into, and forms part of, this Prospectus.

The parts of the documents mentioned above which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this Prospectus. To the extent that any part of any information referred to above itself contains information which is incorporated by reference, such information shall not form part of this Prospectus.

 PART XII

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED AVIVA GROUP

The unaudited pro forma income statement, pro forma statement of net assets and the related notes thereto set out in Section A and Section B of this Part XII ("Unaudited pro forma financial information of the Enlarged Aviva Group") (together the "Unaudited Pro Forma Financial Information") have been prepared on the basis of the notes set out below to illustrate the effect of the Proposed Acquisition on the income statement of the Aviva Group as if it had taken place on 1 January 2013, and on the net assets of the Aviva Group as if it had taken place on 30 June 2014.

The Unaudited Pro Forma Financial Information has been prepared in accordance with Annex II of the Prospectus Directive Regulation and in a manner consistent with the accounting policies to be adopted by the Aviva Group in preparing its consolidated financial statements for the year ended 31 December 2014.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It does not purport to represent what the Enlarged Aviva Group's financial position or results of operations actually would have been if the Proposed Acquisition had been completed on the dates indicated, nor does it purport to represent the results of operations for any future period or financial position at any future date.

The Unaudited Pro Forma Financial Information does not constitute financial statements within the meaning of Section 434 of the Companies Act. Shareholders should read the whole of this Prospectus and not rely solely on the summarised financial information contained in this Part XII ("Unaudited pro forma financial information of the Enlarged Aviva Group"). PricewaterhouseCoopers LLP's report on the Unaudited Pro Forma Financial Information is set out in Section C of this Part XII ("Unaudited pro forma financial information of the Enlarged Aviva Group").

Section A: Unaudited pro forma income statement

		Adjustments
	Aviva Group for the year ended 31 December 2013 Note 1	Friends Life Group for the year ended 31 December 2013 Note 2	Adjustments to conform disclosures Note 4	Acquisition adjustments Note 5	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m	£m
Income
Net earned premiums (Note 3)	20,623	1,376	—	—	21,999
Fee and commission income	1,279	715	—	—	1,994
Net investment income	12,509	7,959	—	—	20,468
Share of profit after tax of joint ventures and associates	120	—	—	—	120
Other income	—	20	(20)	—	—
Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates	115	—	20	—	135
	34,646	10,070	—	—	44,716
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(22,093)	(3,806)	—	—	(25,899)
Change in insurance liabilities, net of reinsurance	2,493	2,331	—	—	4,824
Change in investment contract provisions	(7,050)	(6,170)	—	—	(13,220)
Change in unallocated divisible surplus	280	29	—	—	309
Fee and commission expense	(3,975)	—	(643)	—	(4,618)
Movement in net asset value attributable to unitholders	—	(89)	89	—	—
Acquisition expenses	—	(554)	554	—	—
Other expenses	(2,220)	(1,255)	—	(172)	(3,647)
Finance costs	(609)	(141)	—	—	(750)
	(33,174)	(9,655)	—	(172)	(43,001)
Profit before tax	1,472	415	—	(172)	1,715
Tax attributable to policyholders' returns	(191)	(334)	—	—	(525)
Profit before tax attributable to shareholders' profits	1,281	81	—	(172)	1,190
Tax expense	(594)	(156)	—	(57)	(807)
Less: tax attributable to policyholders' returns	191	334	—	—	525
Tax attributable to shareholders' profits	(403)	178	—	(57)	(282)
Profit after tax	878	259	—	(229)	908
Profit from discontinued operations (Note 2)	1,273	—	—	—	1,273
Profit for the year	2,151	259	—	(229)	2,181

Notes

(1)
The figures for the Aviva Group have been extracted, without material adjustment, from Aviva's Annual Report 2013.

(2)
The figures for the Friends Life Group have been extracted from Friends Life's Interim Results Announcement 2014, which reflected the following restatement to Friends Life Group's income statement for the year ended 31 December 2013:

•
the loss after tax of Lombard for the period of £24 million was shown on one line within the caption "Profit/(loss) from discontinued operations" following its classification as held for sale by Friends Life Group as at 30 June 2014.

  On the basis that the sale of Lombard by Friends Life Group has subsequently completed during the second half of 2014, the figures in the unaudited pro forma income statement do not include the £24 million loss after tax of the Lombard business from Friends Life Group's "Profit/(loss) from discontinued operations" such that the figure for that caption is shown as zero in the table above.

(3)
The income statement format for both the Aviva Group and the Friends Life Group has been abridged. Net earned premiums comprise gross written premiums, premiums ceded to reinsurers and the net change in provision for unearned premiums.

(4)
This column reflects adjustments to align the presentation of the Friends Life Group's income statement to that of the Aviva Group as follows:

(a)
Friends Life Group discloses "profit on the disposal and remeasurement of subsidiaries, joint ventures and associates" within "other income" on its income statement whereas the Aviva Group discloses this item separately. This has resulted in a £20 million reclassification between the aforementioned line items.

(b)
Friends Life Group discloses "movement in net asset value attributable to unitholders" separately on its income statement whereas the Aviva Group discloses this item within "Fee and commission expense". This has resulted in a £89 million reclassification between the aforementioned line items.

(c)
Friends Life Group discloses "Acquisition expenses" separately on its income statement whereas the Aviva Group discloses this item within "Fee and commission expense". This has resulted in a £554 million reclassification between the aforementioned line items. The total reclassification in "Fee and commission expense" as a result of Notes 4(b) and 4(c) is £643 million.

(5)
This column reflects the following adjustments:

(a)
An adjustment of £82 million charge within the line item "Other expenses" representing an estimate of the transaction costs incurred (inclusive of VAT).

(b)
An adjustment of £3 million credit within the line item "Tax attributable to shareholders' profits" representing a current tax credit on tax-deductible transaction costs incurred as described in Note 5(a) above. The tax rate of 21.5% reflects the average UK corporation tax rate for the year ended 31 December 2014.

(c)
As described in Note 4 to the unaudited pro forma statement of net assets, a fair valuation exercise will be undertaken on completion of the Proposed Acquisition, which will include fair valuation of the projected cash flows attaching to the Friends Life Group's life assurance contracts. On completion of the Proposed Acquisition this will replace the Friends Life Group's existing value of acquired in-force business and deferred acquisition costs.

Under IFRS it is necessary to amortise AVIF (including related deferred tax thereon) on a systematic basis over the useful lifetime of the related contracts in the portfolio. On completion of the Proposed Acquisition, the amortisation charge relating to the new AVIF will replace the Friends Life Group's existing AVIF amortisation charge.

Given that the fair valuation exercise will not be performed until completion of the Proposed Acquisition, the actual rate of amortisation (which will be based on the actual profile of the additional value of in-force acquired) will also not be known until completion of the Proposed Acquisition.

However, in order to provide an indication of the effect of amortising the new estimated acquired value of in-force business of £4,844 million and the related deferred tax liability of £969 million (as described in Note 4 to the unaudited pro forma statement of net assets), a useful lifetime of 11.5 years (on the straight-line method) has been used, which gives an estimated annual amortisation charge of £421 million, and an estimated annual credit relating to the unwind of the deferred tax liability of £84 million. 11.5 years represents Aviva's estimate of the useful lifetime of Friends Life's portfolio of contracts based on an analysis of the applicable Friends Life underlying management information which includes a projection of expected free surplus generation of their in-force business.

This has resulted in the following adjustments:

•
A £90 million charge within the line item "Other expenses", representing the difference between £421 million and Friends Life Group's existing amortisation of acquired in-force business charge as reported of £331 million.

•
A £60 million charge within the line item "Tax attributable to shareholders' profits", representing the difference between the £84 million credit referred to in the paragraph above and Friends Life Group's existing credit relating to the unwind of the deferred tax liability on its existing AVIF of £144 million.

In preparing these adjustments no account has been taken of the Friends Life Group's existing amortisation of deferred acquisition costs.

The total adjustment in "Other expenses" as a result of Notes 5(a) and 5(c) is a charge of £172 million.

The total adjustment in "Tax attributable to shareholders' profits" as a result of Notes 5(b) and 5(c) is a charge of £57 million.

(6)
In preparing the unaudited pro forma income statement, other than the adjustment to remove the result of Lombard following its disposal as set out in Note 2 above, no account has been taken of the trading activity or other transactions of the Aviva Group or Friends Life Group since 31 December 2013. All of the adjustments described in Notes 2 to 5 of the unaudited pro forma income statement will have a continuing impact, with the exception of the adjustment in relation to the estimated transaction costs charged to the income statement of £82 million described in Note 5a.

(7)
No account has been taken of the amortisation of other items subject to fair value acquisition accounting adjustment with a finite useful life, on the basis that the actual rate of amortisation will not be known until completion of the Proposed Acquisition.

(8)
The Aviva Group provides a non-GAAP supplementary analysis of profit before tax attributable to shareholders that distinguishes operating profit based on an expected return on investments supporting its long-term and non-long-term businesses from other constituent elements of the total profits.

The following table illustrates the effect of the Proposed Acquisition on the non-GAAP supplementary analysis of profit for the Enlarged Aviva Group on a pro forma basis. This information is supplementary to the unaudited pro forma income statement. The details of adjustments are described in greater detail in the subsequent footnotes.

		Adjustments
	Aviva Group for the year ended 31 December 2013 Note a	Friends Life Group for the year ended 31 December 2013 Note b	Adjustments to conform disclosures Note c	Acquisition adjustments Note d	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m	£m
Operating profit before tax attributable to shareholders' profits	2,049	402	76	—	2,527
Integration and restructuring costs	(363)	—	(151)	(82)	(596)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	1,686	402	(75)	(82)	1,931
Adjusted for the following:
Investment return variances and economic assumption changes on life business	(49)	184	—	—	135
Short-term fluctuation in return on investments backing non-life business	(336)	—	—	—	(336)
Economic assumption changes on general insurance and health business	33	—	—	—	33
Impairment of goodwill, joint ventures and associates and other amounts expensed	(77)	—	—	—	(77)
Amortisation and impairment of acquired value of in-force business	—	(342)	(45)	(90)	(477)
Amortisation and impairment of intangibles	(91)	(63)	—	—	(154)
Interest payable on Step-up Tier one Insurance Capital Securities (STICS)	—	31	(31)	—	—
Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates	115	—	20	—	135
Non-recurring items	—	(131)	131	—	—
Non-operating items before tax	(405)	(321)	75	(90)	(741)
Profit before tax attributable to shareholders' profits	1,281	81	—	(172)	1,190
Tax	(403)	178	—	(57)	(282)
Profit after tax	878	259	—	(229)	908
Profit from discontinued operations (Note b)	1,273	—	—	—	1,273
Profit for the year	2,151	259	—	(229)	2,181

Notes on the illustration of the effect of the Proposed Acquisition on the non-GAAP supplementary analysis of profit for the Enlarged Aviva Group on a pro forma basis:

(a)
The figures for the Aviva Group have been extracted, without material adjustment, from Aviva's Annual Report 2013. The format of the non-GAAP supplementary analysis of profit for the Aviva Group has been abridged. Operating profit before tax attributable to shareholders' profits includes the operating results for life business, general insurance and health business, fund management business, other operations, corporate centre and group debt costs and other interest. Tax includes tax on operating profit and tax on other activities.

(b)
The figures for the Friends Life Group have been extracted from Friends Life's Interim Results Announcement 2014, which reflected the following restatement to Friends Life Group's non-GAAP supplementary analysis of profit for the year ended 31 December 2013:

•
Following the classification of Lombard as a discontinued operation after its classification as held for sale by Friends Life Group as at 30 June 2014, its results were not included within Friends Life Group's non-GAAP supplementary analysis of profit (which were shown for continuing operations only).

•
On the basis that the sale of Lombard by Friends Life Group has subsequently completed during the second half of 2014, the table above excludes the result of Lombard.

(c)
This column reflects the following adjustments:

•
Subject to completion of the Proposed Acquisition, the Aviva Group will change the calculation of its non-GAAP operating profit measure to exclude amortisation and impairment of acquired value of in-force business, which from completion of the Proposed Acquisition will be disclosed as a non-operating item outside of "Operating profit before tax attributable to shareholders' profits". Consequently a corresponding adjustment of £45 million has been made in the table to move the Aviva Group's AVIF amortisation charge outside of operating profit.

•
In addition, to align the presentation of the Friends Life Group's non-GAAP supplementary analysis of profit to that of the Aviva Group, the following adjustments have been made:

•
In its non-GAAP supplementary analysis of profit, Friends Life Group discloses "Integration and restructuring costs" of £151 million charge and "Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates" of £20 million within the caption "Non-recurring items", whereas the Aviva Group discloses these items separately;

•
In its non-GAAP supplementary analysis of profit, notwithstanding the classification of its Step-up Tier one Insurance Capital Securities (STICS) within equity on its IFRS statement of financial position, Friends Life Group includes the finance costs of £31 million related to the STICS as a deduction from operating profit, whereas the Aviva Group does not deduct finance costs for instruments classified as equity from operating profit.

(d)
This column reflects the following adjustments described in Note 5:

•
an adjustment of £82 million charge representing an estimate of the transaction costs incurred and charged to the income statement;

•
an adjustment of £90 million charge representing an estimate of the incremental AVIF amortisation that will be charged to the income statement; and

•
an adjustment of £57 million charge within "Tax", representing an estimate of the incremental unwind of the deferred tax liability relating to AVIF that will be taken to the income statement of £60 million charge, partly offset by a £3 million credit representing the tax on tax-deductible transaction costs incurred.

Section B: Unaudited pro forma statement of net assets

		Adjustments
	Aviva Group as at 30 June 2014 Note 1	Friends Life Group as at 30 June 2014 Note 2	Adjustments to conform disclosures Note 3	Acquisition adjustments Notes 4, 5 & 6	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m	£m
Goodwill	1,364	—	—	12	1,376
Acquired value of in-force business and intangible assets	965	3,289	—	1,708	5,962
Interests in, and loans to, joint ventures	1,226	—	—	—	1,226
Interests in, and loans to, associates	362	4	—	—	366
Property and equipment	286	46	—	—	332
Investment property	8,647	2,618	—	—	11,265
Loans	22,967	—	—	—	22,967
Financial investments	197,607	91,232	—	—	288,839
Reinsurance assets	7,551	2,893	—	—	10,444
Deferred tax assets	112	—	—	—	112
Current tax assets	117	51	—	3	171
Receivables	7,526	1,174	—	—	8,700
Deferred acquisition costs and other assets	3,677	843	—	(843)	3,677
Prepayments and accrued income	2,721	—	—	—	2,721
Cash and cash equivalents	23,584	7,810	—	(141)	31,253
Assets of operations classified as held for sale (Note 2)	149	—	—	—	149
Total assets	278,861	109,960	—	739	389,560

Gross insurance liabilities	110,980	35,654	—	—	146,634
Gross liabilities for investment contracts	115,563	63,021	—	—	178,584
Unallocated divisible surplus	8,923	679	—	—	9,602
Net asset value attributable to unitholders	9,463	629	—	—	10,092
Provisions	871	190	59	—	1,120
Pension scheme deficit	—	59	(59)	—	—
Deferred tax liabilities	624	967	—	400	1,991
Current tax liabilities	54	6	—	—	60
Borrowings	6,944	1,031	—	—	7,975
Payables and other financial liabilities	11,418	1,180	1,594	—	14,192
Amounts due to reinsurers	—	1,594	(1,594)	—	—
Other liabilities	2,329	—	—	82	2,411
Liabilities of operations classified as held for sale (Note 2)	139	—	—	—	139
Total liabilities	267,308	105,010	—	482	372,800

Net assets	11,553	4,950	—	257	16,760

Key capital measures (Note 7)
Tangible debt leverage ratio (Note 8)	44%				38%
Financial leverage ratio on a S&P basis (Note 9)	30%				28%

Notes

(1)
The net assets of the Aviva Group have been extracted, without material adjustment, from Aviva's Interim Results Announcement 2014.

(2)
The financial information of the Friends Life Group has been extracted from Friends Life's Interim Results Announcement 2014.

  Following the classification of Lombard as held for sale by Friends Life Group as at 30 June 2014, its gross assets of £20,206 million were shown on one line on Friends Life Group's statement of financial position within the caption "Assets of operations classified as held for sale", and its gross liabilities of £19,896 million were shown on one line within the caption "Liabilities of operations classified as held for sale".

  On the basis that the sale of Lombard by Friends Life Group has subsequently completed during the second half of 2014 the gross assets and gross liabilities of Lombard have not been included in the table above.

(3)
This column reflects adjustments to align the presentation of the Friends Life Group's net assets statement to that of the Aviva Group as follows:

•
Friends Life Group discloses "Pension scheme deficit" separately on its statement of financial position whereas the Aviva Group discloses this item within "Provisions". This resulted in a £59 million reclassification between the aforementioned line items.

•
Friends Life Group discloses "Amounts due to reinsurers" separately on its statement of financial position whereas the Aviva Group discloses this item within "Payables and other financial liabilities". This resulted in a £1,594 million reclassification between the aforementioned line items.

(4)
Under IFRS acquisition accounting it is necessary to fair value the consideration paid and all of the assets and liabilities of the acquired business. In the context of the Proposed Acquisition of the Friends Life Group a significant part of that adjustment will be for fair valuation of the projected cash flows attaching to the Friends Life Group's in-force life assurance contracts which will not be undertaken until completion of the Proposed Acquisition.

  In the pro forma statement of net assets no adjustments have been made to the fair values of the individual net assets of the Friends Life Group to reflect any remeasurement to fair value which may arise on the Proposed Acquisition as this exercise will not be undertaken until after the completion of the Proposed Acquisition.

  However, in order to provide an indication of the effect of valuing the projected cash flows of the Friends Life Group's in-force life assurance contracts, the Friends Life Group's MCEV basis "value of in-force covered business excluding assets of operations classified as held for sale" as at 30 June 2014 of £3,875 million (net of tax) has been used.

  On completion of the Proposed Acquisition this will replace the Friends Life Group's existing value of acquired in-force business and deferred acquisition costs.

  The difference between the total consideration and the sum of the Friends Life Group's MCEV basis "value of in-force covered business excluding assets of operations classified as held for sale" and other IFRS net assets (excluding the existing value of acquired in-force business (net of related deferred tax) and deferred acquisition costs) provides an indication of the indicative goodwill adjustment.

  Note 5 below shows the derivation of the indicative goodwill and acquired value of in-force business adjustments. In preparing the table no account has been taken of any deferred tax balances relating to the Friends Life Group's existing IFRS deferred acquisition costs of £843 million.

  Based on the Exchange Ratio of 0.74, the number of Friends Life Shares in issue as at 15 January 2015 of 1,409,052,028 and the closing price of Ordinary Shares as at 15 January 2015 of 507 pence, the estimated consideration for the Proposed Acquisition is £5,286 million. This excludes the payment to RCAP in relation to the Value Share. The cash consideration payable to RCAP is expected by Friends Life to be approximately £220 million. However, under the terms of the Limited Partnership Agreement, RCAP can elect to receive the consideration in Friends Life Shares. If RCAP elects for shares, any Friends Life Shares would be acquired by Aviva immediately following completion of the Proposed Acquisition at the Exchange Ratio in connection with the proposed implementation of the Scheme. As at the date of this document there is uncertainty as to how this will ultimately be settled and it has therefore been excluded from the unaudited pro forma statement of net assets.

  Transaction costs of £82 million have been included in the adjustments in the table above. Provision for the costs is shown within the adjustment of £82 million for other liabilities. A related current tax asset of £3 million representing the tax on tax-deductible transaction costs incurred is shown within "Current tax assets".

  The amount of £1,708 million included in the table above under the caption "Acquired value of in-force business and intangible assets" represents the difference between the Friends Life Group's MCEV basis "value of in-force covered business excluding assets of operations classified as held for sale" of £4,844 million (being £3,875 million grossed up for the related deferred tax liability (calculated at 20%) of £969 million) and the existing IFRS acquired value of in-force business as reported of £3,136 million. The tax rate of 20% reflects the legislation that was substantively enacted in 2013 to reduce the main rate of UK corporation tax to 20% from 1 April 2015. The existing IFRS acquired value of in-force business only relates to the businesses and portfolios that Friends Life has itself acquired historically, and does not include the value of those life contracts that it has generated subsequent to those acquisitions.

  The amount of £400 million included in the table above under the caption "Deferred tax liabilities" represents the difference between the deferred tax liability of £969 million referred to in the paragraph above and Friends Life's existing IFRS deferred tax liability on acquired value of in-force business as reported of £569 million.

  Goodwill is included as a separate item.

(5)
The goodwill and acquired intangible assets arising on the basis described in Note 4 above have been calculated as follows:

	£m	£m
Total consideration		5,286
Less:
Value of the Friends Life Group net assets (excluding Lombard)	4,950
Incremental dividend directly attributable to the Proposed Acquisition	(141)
Reported value of the Friends Life Group acquired in-force business	(3,136)
Reported value of the Friends Life Group deferred tax liability on acquired in-force business	569
Reported value of the Friends Life Group deferred acquisition costs	(843)
		1,399
Less:
MCEV basis value of in-force business (excluding Lombard), net of tax		3,875
Goodwill		12

  On completion of the Proposed Acquisition, Scheme Shareholders who are on the Friends Life shareholder register at the Friends Life Dividend Record Date will be entitled to receive, in place of Friends Life's 2014 final dividend, Friends Life's proposed second interim dividend of 24.10p per share, in respect of the 2014 financial year, resulting in a 2014 full year dividend of 31.15p per share. In the event that the Proposed Acquisition does not complete, Friends Life expects that its 2014 final dividend and therefore its 2014 full year dividend would be in line with Friends Life's 2013 final dividend of 14.09p per share and 2013 full year dividend of 21.14p per share, respectively.

  The table above therefore reflects an adjustment of £141 million, representing the incremental dividend of 10.01p per share that Scheme Shareholders will be entitled to subject to completion of the Proposed Acquisition.

  As described in Note 4 above, on completion of the Proposed Acquisition the Friends Life Group's existing value of acquired in-force business and deferred acquisition costs, net of deferred tax, will be replaced by the fair value of the projected cash flows attaching to the Friends Life Group's in-force life assurance contracts.

(6)
In preparing the unaudited pro forma net assets statement, other than the adjustment to remove the net assets of Lombard as set out in Note 2 above, no account has been taken of the trading activity or other transactions of the Aviva Group or Friends Life Group since 30 June 2014.

(7)
The Aviva Group's key capital measures include tangible debt leverage ratio and financial leverage ratio on a S&P basis. These measures are presented immediately before and after the adjustments described in Notes 2 to 5 above as if these adjustments had occurred at 30 June 2014.

(8)
In calculating the Aviva Group's tangible debt leverage ratio, "external borrowings" and "adjusted net assets" have been calculated as follows:

	Aviva Group as at 30 June 2014	Friends Life Group as at 30 June 2014	Acquisition adjustments	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m
Core structural borrowings	4,833	1,009	—	5,842
Direct capital instruments and fixed rate tier 1 notes	1,382	—	—	1,382
Preference share capital	200	—	—	200
Preference shares in General Accident plc	250	—	—	250
Step-up Tier one Insurance Capital Securities	—	310	—	310
External borrowings	6,665	1,319	—	7,984

Net assets	11,553	4,950	257	16,760
Less:
Direct capital instruments and fixed rate tier 1 notes	(1,382)	—	—	(1,382)
Preference share capital	(200)	—	—	(200)
Preference shares in General Accident plc	(250)	—	—	(250)
Step-up Tier one Insurance Capital Securities	—	(310)	—	(310)
Goodwill	(1,364)	—	(12)	(1,376)
Goodwill relating to joint ventures and associates	(30)	—	—	(30)
Adjusted net assets	8,327	4,640	245	13,212

Adjusted net assets plus external borrowings	14,992			21,196

  The Aviva Group's tangible debt leverage ratio is defined as the ratio of external borrowings (as described in the table above) to the total of adjusted net assets and external borrowings (both described in the table above) where:

    •
    for the Aviva Group as at 30 June 2014, the ratio of external borrowings of £6,665 million to the total of adjusted net assets and external borrowings of £14,992 million is 44%; and

    •
    for the Pro forma Enlarged Aviva Group, the ratio of external borrowings of £7,984 million to the total of adjusted net assets and external borrowings of £21,196 million is 38%.

(9)
In calculating the Aviva Group's financial leverage ratio on a S&P basis, "external borrowings" and "adjusted net assets on a MCEV basis" have been calculated as follows:

	Aviva Group as at 30 June 2014	Friends Life Group as at 30 June 2014	Acquisition adjustments Note b	Pro forma Enlarged Aviva Group
	£m	£m	£m	£m
Core structural borrowings	4,833	1,009	—	5,842
Direct capital instruments and fixed rate tier 1 notes	1,382	—	—	1,382
Preference share capital	200	—	—	200
Preference shares in General Accident plc	250	—	—	250
Step-up Tier one Insurance Capital Securities at fair value	—	497	—	497
External borrowings	6,665	1,506	—	8,171

Net assets on a MCEV basis (excluding Lombard)	17,797	5,415	(208)	23,004
Core structural borrowings valuation adjustment (Note a)	—	162	—	162
Less:
Direct capital instruments and fixed rate tier 1 notes	(1,382)	—	—	(1,382)
Preference share capital	(200)	—	—	(200)
Preference shares in General Accident plc	(250)	—	—	(250)
2014 interim dividend	(172)	(100)	—	(272)
Adjusted net assets on a MCEV basis	15,793	5,477	(208)	21,062

Adjusted net assets on a MCEV basis plus external borrowings	22,458			29,233

  The Aviva Group's financial leverage ratio on a S&P basis is defined as the ratio of external borrowings (as described in the table above), to the total of external borrowings and adjusted net assets on a MCEV basis (both as described in the table above) where:

    •
    for the Aviva Group as at 30 June 2014, the ratio of external borrowings of £6,665 million to the total of adjusted net assets and external borrowings of £22,458 million is 30%; and
    •
    for the Pro forma Enlarged Aviva Group, the ratio of external borrowings of £8,171 million to the total of adjusted net assets and external borrowings of £29,233 million is 28%.

  (a)
  This reflects an adjustment of £162 million to align the value of Friends Life Group's core structural borrowings included within Friends Life's MCEV net assets (excluding Lombard) of £1,171 million as reported to the value of £1,009 million included in "external borrowings" (as described in the table above).

  (b)
  This reflects the difference of £208 million between Friends Life's net assets on a MCEV basis (excluding Lombard) as reported of £5,415 million, and £5,207 million representing the total consideration of £5,286 million net of transaction costs of £82 million and a related current tax credit of £3 million.

Section C: Accountant's report on the unaudited pro forma financial information of the Enlarged Aviva Group

The Directors and Proposed Directors
Aviva plc
St Helen's
1 Undershaft
London
EC3P 3DQ

J.P. Morgan Limited
25 Bank Street
London
E14 5JP

Morgan Stanley & Co. International plc
25 Cabot Square
London E14 4QA
United Kingdom

19 January 2015

Dear Sirs

Aviva plc (the "Company")

We report on the pro forma financial information (the "Pro Forma Financial Information") set out in section A and section B of Part XII ("Unaudited pro forma financial information of the Enlarged Aviva Group") of the Company's prospectus dated 19 January 2015 (the "Prospectus") which has been prepared on the basis described in the notes to the Pro Forma Financial Information, for illustrative purposes only, to provide information about how the proposed acquisition of Friends Life Group Limited might have affected the financial information presented on the basis of the accounting policies to be adopted by the Company in preparing the financial statements for the year ended 31 December 2014. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I to the PD Regulation.

It is our responsibility to form an opinion, as required by item 20.2 of Annex I to the PD Regulation as to the proper compilation of the Pro Forma Financial Information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Opinion

In our opinion:

a)
the Pro Forma Financial Information has been properly compiled on the basis stated; and

b)
such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3 R(2)(f) we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART XIII

INSURANCE REGULATORY OVERVIEW

Regulated firms in the Aviva Group and the Enlarged Aviva Group

Currently, the Aviva Group contains, and the Enlarged Aviva Group will contain, a number of entities which are subject to financial services regulation, including the following types of regulated firms:

(a)
insurers and reinsurers (including insurance special purpose vehicles);

(b)
insurance intermediaries;

(c)
firms that engage in the management of collective investment schemes, the provision of discretionary asset management services, the provision of advisory and/or dealing services and the safeguarding and administration of assets; and

(d)
firms that engage in the marketing of financial services and/or products.

The following sections provide a broad overview of the regulations imposed on different types of regulated firms.

1.     Insurance regulation in the United Kingdom

The Aviva Group includes, and the Enlarged Aviva Group will include, a number of UK authorised insurers. UK authorised insurers are subject to dual regulation by the PRA and the FCA (the "Regulators") under FSMA and must comply with the rules and guidance of the Regulators made under FSMA and those set out in the PRA Handbook, the PRA Rulebook, and the FCA Handbook of Rules and Guidance, (together, the "FS Handbook"). Key parts of the FS Handbook include:

(a)
"Threshold Conditions" which are minimum conditions necessary for a firm to be authorised and are prescribed under FSMA and issued by both Regulators;

(b)
"Fundamental Rules" made by the PRA and "Principles for Businesses" made by the FCA, which are high level principles for conducting financial services business in the United Kingdom, including requirements to maintain adequate financial resources, treat customers fairly ("TCF") in line with Principle 6 of the Principles for Businesses, and communicate with customers in a manner that is clear, fair and not misleading. The FCA has established six key outcomes it expects firms to focus on as part of their TCF strategy, including that consumers can be confident they are dealing with firms where the fair treatment of customers is central to the firm's corporate culture, and that products and services marketed and sold in the retail market are designed to meet the needs of identified consumer groups and are targeted accordingly;

(c)
Detailed rules relating to insurers' capital resources, including a requirement that an insurer must (on a solo basis and, where applicable, at group level) maintain at all times capital resources equal to or in excess of a capital resources requirement calculated in accordance with the FS Handbook, and rules concerning the types of capital that are eligible to meet that requirement. Insurers must also perform an individual capital assessment or "ICA" which reflects all material risks which may have an impact on their ability to meet their liabilities to policyholders. If the PRA disagrees with an insurer's ICA, it may issue its own "individual capital guidance" ("ICG"). ICG can be imposed as a requirement on the scope of the insurer's permissions, resulting in that ICG becoming mandatory;

(d)
Conduct of business rules regulating the day-to-day conduct of business standards to be observed by firms in carrying on regulated activities;

(e)
Rules relating to the systems and controls an insurer must have and the standard of conduct required to be observed by individuals occupying certain key functions within insurers.

Regulation of insurance intermediaries in the United Kingdom

The Enlarged Aviva Group will include UK authorised insurance intermediaries, which are subject to sole regulation by the FCA. In addition to meeting the Threshold Conditions and Principles for Businesses described above, and complying with conduct of business rules and rules relating to systems and controls, UK authorised insurance intermediaries must also comply with the FCA's prudential sourcebook for Mortgage and Home Finance Firms and Insurance Intermediaries ("MIPRU"). The rules in MIPRU include requirements regarding the maintenance of capital resources by insurance intermediaries and the responsibilities and suitability of management and persons involved in insurance mediation activities.

Asset management regulation in the United Kingdom

The Aviva Group includes, and the Enlarged Aviva Group will include, UK authorised firms that engage in the management of collective investment schemes, the provision of discretionary asset management services, the provision of advisory and/or dealing services and the safeguarding and administration of assets, which are subject to sole regulation by the FCA. These firms must meet the Threshold Conditions and Principles for Businesses described above, comply with conduct of business rules, rules relating to systems and control and the applicable rules regarding adequacy of financial resources.

Supervision and enforcement under FSMA

The Regulators have extensive powers to investigate and intervene in the affairs of UK regulated firms in the Aviva Group, and will have these powers in respect of the Enlarged Aviva Group. The PRA's and FCA's enforcement powers, which may be exercised against UK regulated firms as well as individuals who occupy certain controlled functions ("Approved Persons"), include public censure, imposition of unlimited fines and, in serious cases, the variation or revocation of permission to carry on regulated activities (including where the Threshold Conditions are not met) or revocation of an Approved Person's status. The Regulators have further powers to obtain injunctions against UK regulated firms and to impose or seek restitution orders where consumers have suffered loss. The Regulators have additional powers in certain cases in respect of parent undertakings of UK regulated firms in the Aviva Group, and will have such powers in respect of the Enlarged Aviva Group, including a power to issue directions to a parent undertaking.

Consumer complaints and compensation

The Aviva Group is under, and the Enlarged Aviva Group will be under the compulsory jurisdiction of the Financial Ombudsman Service ("FOS") which has been set up under FSMA. The FOS operates independently of the Regulators and deals with disputes for certain categories of complaints made by customers against UK authorised persons. The Financial Services Compensation Scheme ("FSCS") has been established under FSMA and provides compensation to certain categories of customers who suffer losses as a consequence of the inability of a UK regulated firm to meet its liabilities arising from claims made in connection with regulated activities.

Data Protection

The Data Protection Act 1998 (the "DPA"), which came into force in March 2000 and gives effect to an EU Directive, regulates in the United Kingdom the obtaining and use of personal data relating to living individuals. Personal data includes any data about an individual (known as a "data subject") by which he or she can be identified (including, for example, a name, address, age, bank or credit card details). The data need not in any sense be private. The DPA applies to both computerised data and to certain sets of manual data such as address books and filing systems. It lays down certain principles which, in general, must be followed by those who hold personal data. The Aviva Group and everyone working at the Aviva Group's businesses must comply with local jurisdiction data protection and privacy requirements, and the requirements will apply equally to the businesses of the Enlarged Aviva Group. Breach of the DPA may give rise to criminal or civil liability and other enforcement action can be taken.

Change of control

In the United Kingdom, the approval of the PRA or the FCA is required under FSMA of any person proposing to acquire or increase "control" over a UK regulated firm. Supervisory approval is also required where a person who is already a controller of a UK regulated firm, proposes to increase its control in excess of certain thresholds set out in FSMA. Approval of the PRA and FCA will be required for the Proposed Acquisition. "Control" over a UK regulated firm is acquired if the acquirer:

(a)
holds 10% or more (20% or more if the UK regulated firm is an insurance intermediary) of the shares or voting power in that UK regulated firm or in its parent undertaking; or

(b)
is able to exercise significant influence over the management of the firm by virtue of the acquirer's shares or voting power in the UK regulated firm or its parent undertaking.

Where a UK regulated firm is dual regulated (such as a UK authorised insurer), the PRA will process the change of control application, although the FCA may make representations to the PRA and/or may require the PRA to object to, or impose conditions on the approval in certain circumstances. Where the UK regulated firm is solely regulated by the FCA (such as an insurance intermediary), the FCA will process the change of control application, and the PRA will have a similar role in this process to that described above. However, if the FCA regulated firm is part of a group which contains a PRA regulated firm, the PRA must be consulted when processing the change of control application.

2.     EU and EEA Insurance Regulatory Environment

The Aviva Group contains, and the Enlarged Aviva Group will contain, entities which are regulated in the EU and the European Economic Area ("EEA"). The European Union Life and Non-Life Insurance Directives (the "EU Insurance Directives") establish a framework for regulation of insurers in the European Union which is extended to the EEA. The EU Insurance Directives provide that an authorisation to carry on insurance business granted by the insurance regulator in an EEA member state where the insurer is incorporated or has its head office (a "home state regulator") is valid for the entire EEA (the "passporting right"). The home state regulator determines the procedures for exercising the passporting right depending on whether an insurer proposes to establish a branch or provide insurance services on a cross-border basis in another EEA member state (a "host state").

Generally, in accordance with the principles set out in the EU Insurance Directives, prudential regulation of an insurer is a matter for its home state regulator whereas the conduct of business and marketing requirements applicable in a host state are determined by the host state regulator. The information provided below sets out some other areas of regulation in the EU and the EEA which apply to the Aviva Group's businesses, and will apply to the Enlarged Aviva Group's businesses.

Distance Marketing Directive

Under the Distance Marketing Directive, EU member states are required to implement a framework of rules and guidance in order to protect consumers by:

•
setting minimum standards for information that must be provided to consumers before entering into a financial services contract by 'distance means'; and

•
for certain products and services, giving a cooling-off period in which a consumer may cancel a contract without penalty.

Insurance Mediation Directive

The Insurance Mediation Directive ("IMD") requires EU member states to establish a framework to:

•
ensure that insurance and reinsurance intermediaries have been registered on the basis of a minimum set of professional and financial requirements;

•
ensure that registered intermediaries will be able to operate in other member states by availing themselves of the freedom to provide services or by establishing a branch; and

•
impose requirements on insurance intermediaries to provide specified minimum information to potential customers.

A proposal for a revision of the IMD was adopted by the European Commission in 2012 ("IMD 2"), and its objective is to upgrade consumer protection in the insurance sector by creating common standards across insurance sales and ensuring proper advice. It is understood that work on IMD 2 is to resume in the next parliamentary term.

MiFID

The Markets in Financial Instruments Directive (2004/39/EC) ("MiFID") is a key part of the European Union's goal to create a single market in financial services across the EEA. It confers passporting rights on regulated entities which fall within its scope to enable them to carry on certain regulated business in other EEA States without needing to obtain separate authorisations in the relevant states concerned. It also sets out detailed and specific requirements for relevant investment firms and markets. This includes specific provisions in relation to systems and controls, outsourcing, customer classification, conflicts of interest, best execution, client order handling, suitability and appropriateness, transparency and transaction reporting.

3.     Insurance regulations in other jurisdictions

Canada

Currently, the Aviva Group operates general insurance business in Canada and this will remain the case after completion of the Proposed Acquisition. Insurance business in Canada is regulated federally by the Office of the Superintendent of Financial Institutions (OSFI) for prudential supervision (i.e. capital adequacy, solvency, etc). OSFI derives its powers from the federal Insurance Companies Act (Canada) which governs the structure and operation of federally incorporated insurance companies. The capital adequacy of insurance companies is monitored under the Minimum Capital Test ("MCT"), a risk-based framework allowing for capital to be assessed on the basis of an individual company's risk profile taking account of the investments held and insurance business being written.

Companies have their own internal MCT target that is communicated to OSFI, which is set to ensure that they maintain capital in excess of 150% of the OSFI minimum requirement. Market conduct regulation is conducted at the provincial level through thirteen independent provincial regulators. Those regulators derive their powers from insurance acts enacted by provincial legislatures. Market conduct regulation focuses on personal lines products (in particular vehicle insurance) and business practices, including rating formulas, underwriting and policy terms and conditions. Commercial lines insurance is not subject to such extensive regulation.

Asia

The Aviva Group operates long-term insurance business in, and the Enlarged Aviva Group will operate long-term insurance business in, Asia. The Asia area is made up of a number of widely differing and independent markets. The markets tend to be at different stages in their development but each has its own regulatory structures and the Aviva Group complies with, and the Enlarged Aviva Group will comply with, the local regulation in each of the countries in which it operates. Industry regulation typically focuses on financial stability, i.e. minimum capital and the basis for calculating solvency, reserves and policyholder liability. In many of the markets regulators have the power to revoke operating licences, regulate shareholder structures and the participation in and the payment of dividends. Asia markets are moving quickly to modernise insurance regulation with an increasing focus on governance and conduct of business.

France

The Aviva Group operates both long-term insurance business and general insurance business in France and this will remain the case after completion of the Proposed Acquisition. French insurance companies are regulated entities subject to the supervision of the Autorité de contrôle prudentiel et de résolution (the "ACPR"). Insurance companies in France are required to calculate, in accordance with applicable French "Solvency I" regulations, a solvency margin ratio which represents the total available capital as compared to its required regulatory capital. Under applicable French regulations, 100% is the minimum required solvency margin for insurance companies. Such solvency margin ratio may be sensitive to capital market conditions (including the level of interest rates, the level of equity markets and foreign exchange impacts) as well as a variety of other factors.

4.     Recent and future developments

The following information provides an overview of some of the regulatory developments which may affect the Aviva Group, and the Enlarged Aviva Group following completion of the Proposed Acquisition.

Solvency II

Solvency II (comprising the Solvency II Directive, delegated acts, binding technical standards and guidance) sets out the new solvency regime which will, with effect from 1 January 2016, replace the current EU regulatory framework for the prudential supervision of insurers and reinsurers (currently set out in the EU Insurance Directives, and implemented in the United Kingdom under FSMA and the FS Handbook).

Solvency II adopts a three pillar approach to prudential regulation:

(a)
Pillar 1 relates to quantitative requirements, covering technical provisions, capital requirements and the rules on valuation;

(b)
Pillar 2 covers risk management, governance requirements, the "own risk and solvency assessment" and supervisory review; and

(c)
Pillar 3 covers public and supervisory reporting and disclosure.

Although the Solvency II Directive has some similarities to the current UK regime set out in the FS Handbook, the implementation of the Solvency II regime will result in important changes to the regulation of insurers in the EU, including the introduction of a risk sensitive capital requirement (the "Solvency Capital Requirement" or "SCR") which can be calculated using a prescribed methodology known as the "standard formula", an approved internal model or a combination of the two.

Solvency II provides less flexibility for the Regulators to exercise discretion with respect to supervisory decisions and, under Solvency II, the European Insurance and Occupational Pensions Authority ("EIOPA") will have an increased role being able to exercise certain powers potentially affecting UK insurers, such as powers to resolve disagreements between national supervisors and to act as a coordinator in "emergency situations". EIOPA may also issue binding technical standards and monitor compliance by European member states.

IAIS proposals for IAIGs and G-SIIs

The International Association of Insurance Supervisors ("IAIS") has been developing a number of initiatives which will impact the insurance sector if and when implemented. First, IAIS has published proposals for a common framework ("ComFrame") for the supervision of internationally active insurance groups ("IAIGs"), intended to facilitate efficient cross-border co-operation and co-ordination of group supervision. There is uncertainty about how ComFrame will interact with existing group supervision regimes (such as that which will apply under Solvency II). A revised draft ComFrame proposal was published in September 2014 and ComFrame is expected to be adopted in 2018. A defined list of IAIGs will not be prepared by the IAIS, but (whether or not the Proposed Acquisition proceeds) it is expected that the Aviva Group will meet the criteria for designation as an IAIG at the time that ComFrame is adopted in 2018.

IAIS has also been developing basic capital requirements ("BCR") and a higher loss absorbency ("HLA") programme for G-SIIs. The requirements are intended to address risks presented by G-SIIs, by imposing additional regulatory requirements reflecting their systemic importance. It is anticipated that the BCR will be reported by G-SIIs on a confidential basis to group-wide supervisors beginning in 2015. The BCR will form the basis of the HLA proposals, which are due to be consulted on in mid-2015 and finalised by the end of that year. It is anticipated that the HLA will apply to G-SIIs from 2019 onwards. Together, BCR and HLA will provide a group-wide capital requirement that will apply to G-SIIs only. Aviva was designated by the IAIS as a G-SII in July 2013, and this designation will be unchanged by the Proposed Acquisition.

Lastly, IAIS announced in October 2013, a commitment to develop a risk-based global insurance capital standard ("ICS") by 2016, which will ultimately form part of ComFrame. It is intended that ICS will provide a more comparable measure of capital across jurisdictions. The development of ICS will also be informed by the work on BCR. Full implementation of ICS is scheduled to begin in 2019 after two years of testing and refinement with supervisors and IAIGs.

Markets in Financial Instruments Directive II (MiFID II)

The Markets in Financial Instruments Directive II ("MiFID II") and the Markets in Financial Instruments Regulation ("MiFIR") (which will each apply from 3 January 2017) introduce changes which are intended to make financial markets more efficient and resilient, increase transparency of both equity and non-equity markets, reinforce supervisory powers, and strengthen investor protection. A number of elements of MiFID II and MiFIR need to be further specified in delegated acts to be adopted by the

Commission (the "Level 2 measures"). The European Securities and Markets Authority ("ESMA") published a consultation and discussion paper on the Level 2 measures in May 2014. On 19 December 2014, ESMA published a final report containing its technical advice to the Commission, as well as a consultation paper with draft technical standards. ESMA is expected to submit final binding technical standards to the Commission in June and December 2015 respectively.

UCITS

The European Commission published a draft revision and recast of the original UCITS Directive in July 2012 ("UCITS V"), incorporating proposed amendments and rules around depositaries, remuneration and sanctions. The proposal mostly aimed to ensure an alignment of UCITS with AIFMD. UCITS V was subsequently finalised and came into force on 17 September 2014. EU member states now have until 18 March 2016 to transpose this into national law, and in the interim, ESMA is working on technical advice on delegated acts required by UCITS V.

Since 2012, the European Commission has also been working on a broader suite of regulatory reforms known as UCITS VI. This has covered a wide range of topics such as liquidity management, eligible assets, over-the-counter or OTC derivatives, the depositary passport, money market funds and long term investment. It is not clear, however, whether the European Commission wishes to proceed with any of these reforms or not.

AIFMD

The Alternative Investment Fund Managers Directive ("AIFMD") entered into force on 21 July 2011 and was required to be implemented by EU member states into their national laws by 22 July 2013. Broadly speaking, AIFMD regulates managers of alternative investment funds that are not Undertakings for the Collective Investment of Transferable Securities ("UCITS") but which are marketed or managed in the EU. AIFMD restricts the business activities that a relevant manager may conduct, and imposes conduct of business, prudential, reporting, employee remuneration and other requirements on such managers. AIFMD also requires an independent depositary to be appointed for relevant funds, with responsibilities as to safe-keeping, oversight and cash monitoring.

RDR

The FCA's Retail Distribution Review ("RDR") came into force on 31 December 2012 and is intended to enhance consumer confidence in the retail investment market through a range of reforms. These include a ban on commission for new advised sales of retail investment products to UK retail clients, an obligation on financial advisers to describe their services as either independent or restricted, and heightened professional standards and required qualifications for advisers. The FCA has also introduced related reforms in relation to the UK platforms industry, including a ban on platforms being paid by product providers. This came into effect in April 2014 (subject to transitional provisions).

Packaged Retail and Insurance-Based Investment Products (PRIIPS)

The proposed regulation (the "PRIIPs Regulation") on key information documents for Packaged Retail and Insurance-based Investment Products ("PRIIPs"), which is expected to apply from the end of 2016, will introduce a new pre-contractual disclosure document (known as a key information document or "KID"), required to be produced by the PRIIP manufacturer and provided to retail investors when they are considering buying a PRIIP. The KID must provide a comprehensible explanation of the PRIIP, as well as enable retail investors to compare the KID with other similar investment product KIDs and is intended to enable investors to make more informed investment choices.

Fourth Anti Money Laundering Directive

In February 2013 the European Commission adopted a legislative proposal for a fourth money laundering directive ("MLD4"). MLD4 remains under discussion but is likely to be published in the Official Journal in early 2015, and take effect two years after its publication. Key changes introduced by MLD4 will include changes to the scope of the anti-money laundering regime, measures designed to provide enhanced clarity and accessibility with regard to beneficial owner information, a tightening of the rules on when simplified due diligence can be used and a strengthening of the sanctioning powers of national supervisors through the introduction of a set of minimum principles-based rules. It remains unclear how MLD4 will be implemented both at a European and Member State level.

EU Data Protection Legislation

Draft amendments to EU data protection legislation have been proposed. If enacted, these amendments would lead to substantial changes to UK data protection laws. On 12 March 2014, the European Parliament approved an amended draft of the European Commission's proposed General Data Protection Regulation ("Draft GDPR"). The Draft GDPR differs from the Data Protection Directive (95/46/EC) (which it will replace) in respect of, among other things, territorial reach, sanctions, right to erasure and changes in the role of data processors. Political agreement on the full text of the Draft GDPR is not expected to be reached before the summer of 2015. Final adoption is not anticipated to take place before Spring 2016 and, once the Draft GDPR has been adopted, there will be a further period of two years before the proposed rules will come into force.

 PART XIV

TAXATION

THE CONTENTS OF THIS PART XIV ("TAXATION") ARE NOT TO BE CONSTRUED AS TAX ADVICE IN RESPECT OF THE IMPACT OF THE PROPOSED ACQUISITION OR OTHERWISE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER FOR TAX ADVICE.

1.     UK Taxation

Overview

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of Enlarged Aviva Group Shares. They are based on current UK tax law and what is understood to be the current practice (which may not be binding) of HM Revenue and Customs ("HMRC") as at the date of this Prospectus, both of which are subject to change, possibly with retrospective effect. They relate only to Enlarged Aviva Group Shareholders who are resident (and, in the case of individuals, domiciled) for tax purposes in (and only in) the United Kingdom (except insofar as express reference is made to the treatment of non-UK residents), who hold their Enlarged Aviva Group Shares as an investment (other than under an individual savings account or a self-invested personal pension) and who are the absolute beneficial owners of both the Enlarged Aviva Group Shares and any dividends paid on them. The discussion does not address all possible tax consequences relating to an investment in the Enlarged Aviva Group Shares. The tax position of certain categories of Enlarged Aviva Group Shareholders who are subject to special rules (such as persons acquiring (or deemed to acquire) their Enlarged Aviva Group Shares in connection with an office or employment, traders, brokers, dealers in securities, insurance companies, banks, financial institutions, investment companies, tax-exempt organisations, persons connected with the Company or the Aviva Group, persons holding Enlarged Aviva Group Shares as part of hedging or conversion transactions, Enlarged Aviva Group Shareholders who are not domiciled in the United Kingdom and collective investment schemes) are not considered nor is the tax position of any person holding investments in any HMRC-approved arrangements or schemes, including the enterprise investment scheme, venture capital scheme, or business expansion scheme, or able to claim any inheritance tax relief, or Enlarged Aviva Group Shareholders that hold the Enlarged Aviva Group Shares in connection with a trade, profession or vocation carried on in the United Kingdom (whether through a branch or agency or, in the case of a corporate Enlarged Aviva Group Shareholder, a permanent establishment or otherwise).

Prospective investors who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own professional advisers.

Taxation of dividends

The Company will not be required to withhold UK tax at source from dividend payments it makes. The amount of any liability to tax on dividends paid by the Company will depend upon the individual circumstances of an Enlarged Aviva Group Shareholder.

Individuals

An individual Enlarged Aviva Group Shareholder who is resident for tax purposes in the United Kingdom and who receives a cash dividend from the Company will generally be entitled to a tax credit equal to one-ninth of the amount of the cash dividend received, which is equivalent to 10% of the aggregate of the dividend received and the tax credit (the gross dividend), and will be subject to income tax on the gross dividend.

The gross dividend will be regarded as the top slice of the individual's income. An individual UK resident Enlarged Aviva Group Shareholder who is subject to income tax at a rate or rates not exceeding the basic rate will be liable to tax on the gross dividend at the rate of 10%, so that the tax credit will satisfy the income tax liability of such an Enlarged Aviva Group Shareholder in full.

An individual UK resident Enlarged Aviva Group Shareholder who is subject to income tax at the higher rate will be liable to income tax on the gross dividend at the rate of 32.5% to the extent that such sum exceeds the threshold for higher rate income tax and falls below the threshold for additional rate income tax. After setting the 10% tax credit against part of the Enlarged Aviva Group Shareholder's liability, a higher rate taxpayer will therefore be liable to account for tax equal to 22.5% of the gross dividend, equal to 25% of the cash dividend, to the extent that the gross dividend falls above the threshold for higher rate income tax and below the threshold for additional rate income tax.

An individual UK resident Enlarged Aviva Group Shareholder liable to income tax at the additional rate will be subject to income tax on the gross dividend at the rate of 37.5% of the gross dividend to the extent that such sum falls above the threshold for additional rate income tax. After taking into account the 10% tax credit, an additional rate taxpayer will therefore be liable to additional income tax of 27.5% of the gross dividend, equal to approximately 30.6% of the cash dividend, to the extent that the gross dividend falls above the threshold for the additional rate.

Companies

Enlarged Aviva Group Shareholders within the charge to UK corporation tax which are "small companies" for the purposes of Chapter 2 of Part 9A of the Corporation Tax Act 2009 will not be subject to UK corporation tax on any dividend received from the Company provided certain conditions are met (including an anti-avoidance condition).

Other Enlarged Aviva Group Shareholders within the charge to UK corporation tax will not be subject to UK corporation tax on dividends received from the Company so long as the dividends fall within an exempt class and certain conditions are met. For example, dividends paid on shares that are "ordinary shares" and are not "redeemable" (as those terms are used in Chapter 3 of Part 9A of the Corporation Tax Act 2009), and dividends paid to a person holding less than 10% of the issued share capital of the same class as the share in respect of which the dividends are paid by the Company should generally fall within an exempt class. However, the exemptions are not comprehensive and are subject to anti-avoidance rules.

If the conditions for exemption are not met or cease to be satisfied, or such an Enlarged Aviva Group Shareholder elects for an otherwise exempt dividend to be taxable, the Enlarged Aviva Group Shareholder will be subject to UK corporation tax on dividends received from the Company, at the rate of corporation tax applicable to that Enlarged Aviva Group Shareholder (currently 21% for companies paying the full rate of corporation tax for financial year beginning on 1 April 2014).

No Payment of Tax Credit

Individual UK resident Enlarged Aviva Group Shareholders who are not liable to UK income tax in respect of the gross dividends, and other UK resident tax payers who are not liable to UK tax on dividends, including UK pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to any dividends paid by the Company.

Non-UK Resident Enlarged Aviva Group Shareholders

Enlarged Aviva Group Shareholders who are resident outside the United Kingdom for tax purposes will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends received from the Company, although this will depend on the existence and terms of any double taxation convention between the United Kingdom and the country in which such Enlarged Aviva Group Shareholder is resident. An Enlarged Aviva Group Shareholder resident outside the United Kingdom may also be subject to taxation on dividend income under local law. An Enlarged Aviva Group Shareholder who is not solely resident in the United Kingdom for tax purposes should consult his own tax advisers concerning his tax liabilities (in the United Kingdom and any other country) on dividends received from the Company, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so, and whether any double taxation relief is due in any country in which they are subject to tax.

Taxation of disposals

A disposal or deemed disposal of Enlarged Aviva Group Shares by an Enlarged Aviva Group Shareholder who is (at any time in the relevant UK tax year) resident in the United Kingdom for tax purposes may, depending upon the Enlarged Aviva Group Shareholder's circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals and indexation allowance for corporate Enlarged Aviva Group Shareholders), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

An individual Enlarged Aviva Group Shareholder who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five tax years and who disposes of all or part of his Enlarged Aviva Group Shares during that period may be liable to capital gains tax in respect of any chargeable gain arising from such a disposal on his return to the United Kingdom, subject to any available exemptions or reliefs.

Stamp duty and Stamp Duty Reserve Tax ("SDRT")

The following statements are intended as a general guide to the current UK stamp duty and SDRT position and apply to holders of Enlarged Aviva Group Shares irrespective of their residence. Certain categories of person, including intermediaries, brokers, dealers and persons connected with depositary receipt systems and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Issue

No stamp duty or SDRT will be payable on the issue of the Enlarged Aviva Group Shares.

Subsequent transfers

Stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given is generally payable on an instrument transferring Enlarged Aviva Group Shares. An exemption from stamp duty is available on an instrument transferring Enlarged Aviva Group Shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. A charge to SDRT will also generally arise on an unconditional agreement to transfer Enlarged Aviva Group Shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement (or, if the agreement is conditional, the date on which it becomes unconditional) an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument, any SDRT already paid will generally be refunded (generally, but not necessarily, with interest) provided that a claim for payment is made, and any outstanding liability to SDRT will be cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee of the Enlarged Aviva Group Shares.

Enlarged Aviva Group Shares held through CREST

Paperless transfers of Enlarged Aviva Group Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the CREST system. Under the CREST system, generally no stamp duty or SDRT will arise on a deposit of Enlarged Aviva Group Shares into the system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise usually at a rate of 0.5% of the amount or value of the consideration for the Enlarged Aviva Group Shares.

Depositary Receipt Systems and Clearance Services

Where Enlarged Aviva Group Shares are transferred (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares.

Following litigation, HMRC issued a note stating that it will no longer seek to impose the 1.5% SDRT charge on issues of UK shares to depositary receipt issuers and clearance services anywhere in the world on the basis that the charge is not compatible with EU law. HMRC consider, though, that the 1.5% SDRT or stamp duty charge will still apply to transfers of shares to depositary receipt issuers or clearance services that are not an integral part of an issue of share capital. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HMRC. In these circumstances, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of Enlarged Aviva Group Shares into such an account and on subsequent agreements to transfer such shares within such account.

Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

2.     U.S. Taxation

United States Federal Income Taxation

The following is a summary of certain U.S. federal income tax considerations relevant to U.S. Holders and non-U.S. Holders (as defined below) acquiring, holding and disposing of Ordinary Shares. This summary is based on the U.S. Internal Revenue Code of 1986, final, temporary and proposed U.S. Treasury regulations, administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect, as well as on the income tax treaty between the United States and the United Kingdom as currently in force (the "Income Tax Treaty").

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules, including without limitation: (a) financial institutions, (b) insurance companies, (c) dealers in stocks, securities, or currencies or notional principal contracts, (d) regulated investment companies, (e) real estate investment trusts, (f) tax-exempt organizations, (g) partnerships, pass-through entities, or persons that hold Ordinary Shares through pass-through entities, (h) holders that own (directly, indirectly or constructively) 10% or more of the voting stock of the Company, (i) investors that hold Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, (j) investors that have a functional currency other than the U.S. dollar and (k) U.S. expatriates and former long-term residents of the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address tax consequences applicable to holders of equity interests in a holder of the Ordinary Shares, U.S. federal estate, gift or alternative minimum tax considerations, non-U.S., state or local tax considerations or Medicare contribution tax considerations. This summary only addresses investors that will acquire Ordinary Shares pursuant to the Proposed Acquisition, and it assumes that investors will hold their Ordinary Shares as capital assets (generally, property held for investment).

For the purposes of this summary, a U.S. Holder is a beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation created in, or organized under the laws of, the United States or any state thereof, including the District of Columbia, (c) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (d) a trust that is subject to U.S. tax on its worldwide income regardless of its source. A Non-U.S. Holder is a beneficial owner of Ordinary Shares that is not a U.S. Holder.

If an entity treated as a partnership is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership. Entities treated as partnerships for U.S. federal income tax purposes which hold the Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences for them of an investment in the Ordinary Shares.

Taxation of distributions

Subject to the passive foreign investment company ("PFIC") rules discussed below, a distribution made by the Company on the Ordinary Shares will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of the Company's current and accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed to corporations. To the extent the amount of such distribution exceeds the Company's current and accumulated earnings and profits as so computed, the distribution will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in the Ordinary Shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such shares. The Company does not expect to maintain calculations of earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that such distribution will generally be treated as a dividend.

Qualified dividend income received by individuals and certain other non-corporate U.S. Holders, will be subject to reduced rates applicable to long-term capital gain if (a) the Company is a "qualified foreign corporation" (as defined below) and (b) such dividend is paid on Ordinary Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The Company generally will be a qualified foreign corporation if (1) it is eligible for the benefits of the Income Tax Treaty and (2) it is not a PFIC in the taxable year of the distribution or the immediately preceding taxable year. The Company expects to be eligible for the benefits of the Income Tax Treaty. As discussed below under "—United States Federal Income Taxation—Passive foreign investment company rules", the Company does not believe it was a PFIC for the taxable year ended 31 December 2013 and does not expect to be a PFIC for any subsequent taxable years.

Dividends on the Ordinary Shares generally will constitute income from sources outside the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

The U.S. dollar value of any distribution made by the Company in foreign currency must be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the U.S. Holder, regardless of whether the foreign currency is in fact converted into U.S. dollars. If the foreign currency so received is converted into U.S. dollars on the date of receipt, such U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Sale or other disposition

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of its Ordinary Shares in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder's adjusted tax basis in such Ordinary Shares, as determined in U.S. dollars. Such gain or loss generally will be capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, such as individuals) or loss if, on the date of sale or disposition, such Ordinary Shares were held by such U.S. Holder for more than one year. The deductibility of capital loss is subject to significant limitations. Such gain or loss realized generally will be treated as derived from U.S. sources.

A U.S. Holder that receives foreign currency from a sale or disposition of Ordinary Shares generally will realize an amount equal to the U.S. dollar value of the foreign currency on the date of sale or disposition or, if such U.S. Holder is a cash basis or electing accrual basis taxpayer and the Ordinary Shares are treated as being traded on an established securities market for this purpose, the settlement date. If the Ordinary Shares are so treated and the foreign currency received is converted into U.S. dollars on the settlement date, a cash basis or electing accrual basis U.S. Holder will not recognize foreign currency gain or loss on the conversion. If the foreign currency received is not converted into U.S. dollars on the settlement date, the U.S. Holder will have a basis in the foreign currency equal to the U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company rules

In general, a corporation organized or incorporated outside the United States is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is classified as passive income or (b) at least 50% of the average quarterly value of its assets is attributable to assets that produce or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

The PFIC rules provide that income derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business is not treated as passive income. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business.

Based on the present nature of its activities, and the present composition of its assets and sources of income, the Company believes that it was not a PFIC for the year ended 31 December 2013 and does not expect to become a PFIC for any subsequent taxable year. There can be no assurances, however, that the Company will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. If the Company is classified as a PFIC in any year that a U.S. Holder is a shareholder, the Ordinary Shares of the Company held during such year generally will continue to be treated as an investment in a PFIC for that U.S. Holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test described above. If the Company were a PFIC in any taxable year, materially adverse U.S. federal income tax consequences could result for U.S. Holders.

If a U.S. Holder does not make a valid election as discussed below, and the Company is a PFIC for any taxable year during which an investor is a U.S. Holder, the investor will be subject to special tax rules with respect to any excess distribution received and any gain realized from a sale or other disposition (including a pledge) of those Ordinary Shares that were held during such taxable year. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the Ordinary Shares will be treated as excess distributions. Under these special tax rules, (a) the excess distribution or gain will be allocated rateably over the U.S. Holder's holding period for the Ordinary Shares, (b) the amount allocated to the current taxable year will be treated as ordinary income, and (c) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and an interest charge (at the rate generally applicable to underpayments of tax for the period from such year to the current year) will be imposed on the resulting tax attributable to each such year.

A U.S. Holder subject to the PFIC rules discussed above or below may be required to file Internal Revenue Service ("IRS") Form 8621 with respect to its investment in the Ordinary Shares.

Mark-to-market election

To mitigate the application of the PFIC rules discussed above, a U.S. Holder may make an election to include gain or loss on any Ordinary Shares treated as an investment in a PFIC as ordinary income or loss under a mark-to-market method, provided that the Ordinary Shares are regularly traded on a qualified exchange. Application has been made for the Ordinary Shares to be admitted to the London Stock Exchange, which the Company expects to be a qualified exchange. No assurance can be given that the Ordinary Shares will be regularly traded for purposes of the mark-to-market election.

If a U.S. Holder makes an effective mark-to-market election, the U.S. Holder will include in each year as ordinary income the excess of the fair market value of its Ordinary Shares at the end of the year over its adjusted tax basis in the Ordinary Shares. The U.S. Holder will be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in the Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's adjusted tax basis in the Ordinary Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, gains from an actual sale or other disposition of Ordinary Shares will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any mark-to-market gains for prior years.

If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

Qualified electing fund election

To mitigate the application of the PFIC rules discussed above, a U.S. Holder may make an election to treat the Company as a qualified electing fund ("QEF") for U.S. federal income tax purposes. To make a QEF election, the Company must provide U.S. Holders with information compiled according to U.S. federal income tax principles. The Company currently does not intend to compile such information for U.S. Holders, and therefore it is expected that this election will be unavailable.

Non-U.S. Holders

A Non-U.S. Holder generally should not be subject to U.S. federal income or withholding tax on any distributions made on the Ordinary Shares or gain from the sale, redemption or other disposition of the Ordinary Shares unless: (a) that distribution and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States; or (b) in the case of any gain realized on the sale or exchange of an Ordinary Share by an individual Non-U.S. Holder, that Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

U.S. information reporting and backup withholding tax

A U.S. Holder may be subject to information reporting unless it establishes that payments to it are exempt from these rules. For example, payments to corporations generally are exempt from information reporting and backup withholding. Payments that are subject to information reporting may be subject to backup withholding if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder's U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is timely provided to the IRS.

Certain U.S. Holders may be required to report to the IRS certain information with respect to their ownership of the Ordinary Shares. Shareholders who fail to report required information could be subject to substantial penalties.

Reportable Transactions

A U.S. Holder that participates in any "reportable transaction" (as defined in U.S. Treasury regulations) must attach to its U.S. federal income tax return a disclosure statement on IRS Form 8886. U.S. Holders should consult their own tax advisors as to the possible obligation to file IRS Form 8886 with respect to the sale, exchange or other disposition of any non-U.S. currency received as a dividend on, or as proceeds from the sale of, Ordinary Shares.

3.     Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 ("FATCA") impose a new reporting regime and potentially a 30% withholding tax with respect to certain payments to any non-U.S. financial institution (a "foreign financial institution", or "FFI" (as defined by FATCA)) that does not become a Participating FFI by entering into an agreement with the IRS to provide the IRS with certain information in respect of its account holders and investors or is not otherwise exempt from or in deemed compliance with FATCA. The Company is classified as an FFI.

The new withholding regime is now in effect for payments from sources within the United States and will apply to "foreign passthru payments" (a term not yet defined) no earlier than January 1, 2017.

The United States and a number of other jurisdictions have entered into or announced their intention to enter into intergovernmental agreements to facilitate the implementation of FATCA (each, an "IGA"). Pursuant to FATCA and the "Model 1" and "Model 2" IGAs released by the United States, an FFI in an IGA signatory country could be treated as a "Reporting FI" not subject to withholding under FATCA on any payments it receives. Further, an FFI in an IGA jurisdiction generally is not expected to be required to withhold under FATCA or an IGA (or any law implementing an IGA) (any such withholding being "FATCA Withholding") from payments it makes. Under each Model IGA, a Reporting FI would still be required to report certain information in respect of its account holders and investors to its home government or to the IRS. The United States and the United Kingdom have entered into an agreement (the "U.S.-UK IGA") based largely on the Model 1 IGA.

The Company expects to be treated as a Reporting FI pursuant to the U.S.-UK IGA and does not anticipate being obliged to deduct any FATCA Withholding on payments it makes. There can be no assurance, however, that the Company will be treated as a Reporting FI, or that it would in the future not be required to deduct FATCA Withholding from payments it makes. Accordingly, the Company and financial institutions through which payments on the Ordinary Shares are made may be required to withhold FATCA Withholding if any FFI through or to which payment on such Ordinary Shares is made is not a Participating FFI, a Reporting FI, or otherwise exempt from or in deemed compliance with FATCA.

FATCA is particularly complex and its application to securities such as the Ordinary Shares is uncertain. The above description is based in part on regulations, official guidance and model IGAs, all of which are subject to change or may be implemented in a materially different form. Prospective investors should consult their tax advisors on how these rules may apply to the Company and to payments they may receive in connection with the Ordinary Shares.

4.     The proposed financial transactions tax ("FTT")

On 14 February 2013, the European Commission published a proposal (the "Commission's Proposal") for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the participating Member States).

The Commission's Proposal has very broad scope and could, if introduced, apply to certain dealings in the Enlarged Aviva Group Shares (including secondary market transactions) in certain circumstances.

Under the Commission's Proposal the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the Enlarged Aviva Group Shares where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, "established" in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

A joint statement issued in May 2014 by ten of the eleven participating Member States indicated an intention to implement the FTT progressively, such that it would initially apply to shares and certain derivatives, with this initial implementation due to occur by 1 January 2016. However, full details are not yet available. Therefore it is not known to what extent the elements of the Commission's Proposal outlined in the preceding paragraph will be followed in relation to the taxation of the Enlarged Aviva Group Shares or whether the tax will be introduced by the proposed date

The FTT proposal remains subject to negotiation between the participating Member States. It may therefore be altered prior to any implementation. Additional EU Member States may decide to participate.

Prospective holders of the New Aviva Shares are advised to seek their own professional advice in relation to the FTT.

 PART XV

DIRECTORS, PROPOSED DIRECTORS, GROUP EXECUTIVE AND CORPORATE GOVERNANCE

Directors

The following table lists the names, positions and ages of the Directors, as well as the dates of their initial appointment as directors of the Company:

Name	Age	Position	Date appointed
John McFarlane	67	Chairman	1 September 2011
Mark Andrew Wilson	48	Group Chief Executive Officer	1 December 2012
Tom Stoddard	48	Chief Financial Officer	28 April 2014
Glyn Anthony Barker	61	Independent Non-Executive Director	27 February 2012
Patricia Anne Cross	55	Independent Non-Executive Director	1 December 2013
Michael John Hawker	55	Independent Non-Executive Director	1 January 2010
Gay Huey Evans	60	Independent Non-Executive Director	20 October 2011
Michael Philip Mire	67	Independent Non-Executive Director	12 September 2013
Sir Adrian Alastair Montague	66	Senior Independent Non-Executive Director	14 January 2013
Robert William Stein	65	Independent Non-Executive Director	28 January 2013
Jonathan Scott Wheway	48	Independent Non-Executive Director	5 December 2007

The business address of the Directors is St Helen's St Helen's, 1 Undershaft London EC3P 3DQ.

Set out below are the business experience and principal business activities performed by the Directors.

John McFarlane, Chairman

John was appointed to the Board in September 2011 and became Chairman on 1 July 2012. He chairs the Nomination Committee. He is Chairman of FirstGroup plc (transport operator), and is a Non-Executive Director of Barclays plc (banking), Westfield Corporation (retail mall developer and operator) and Old Oak Holdings Ltd (financial holding company). Previously, John was Chief Executive Officer of Australia and New Zealand Banking Group Ltd (banking), Executive Director at Standard Chartered plc (banking), head of Citicorp Investment Bank Ltd and later head of Citicorp and Citibank in the United Kingdom and Ireland (banking). Formerly a Non-Executive Director of The Royal Bank of Scotland Group plc (banking) and Capital Radio plc (media) and a director and council member of the London Stock Exchange. He was also a Non-Executive Director of the Securities Association (UK securities regulator), the Auditing Practices Board (auditing regulator) and the Business Council of Australia. He has extensive experience in banking, including investment, corporate and retail banking, and in general management, insurance, strategy, risk and cultural change. On 12 September 2014, it was announced that John McFarlane would step down as Chairman of the Aviva Group. John will remain as Chairman of the Aviva Group until the conclusion of Aviva's next annual general meeting in April 2015, at which point Sir Adrian Montague will be appointed in his place.

Mark Wilson, Group Chief Executive Officer

Mark joined the Board in December 2012 and became the Group Chief Executive Officer on 1 January 2013. He was formerly Chief Executive Officer and President of AIA Group (insurance) which he repositioned into the leading pan-Asian insurance company, improved its market valuation and successfully navigated the company through the global financial crisis and prepared it for an IPO. The company emerged as a stronger and significantly more valuable independent entity, leading to the largest IPO in corporate history in Hong Kong. Mark was previously Chief Executive Officer of AXA China and Chief Executive Officer of AXA South East Asia (insurance). He also held a number of senior management positions at National Mutual (insurance) in New Zealand, where he progressed through many of the major business functions, gaining a deep and broad knowledge of the business. Mark has over 25 years of operational and executive experience in the insurance industry across life assurance, general insurance and asset management, in both mature and growth markets. He has extensive experience of leading major international insurance companies and has an excellent track record as a focused and inspirational business leader.

Tom Stoddard, Chief Financial Officer

Tom joined Aviva in April 2014 as Chief Financial Officer and a member of the Aviva Group Executive. He has worked primarily as an investment banker, including advising Aviva. He also has experience as a corporate lawyer and an asset based lender. From 2008 to 2014, Tom was Senior Managing Director, Head of Global Financial Institutions Advisory, at the investment and advisory firm Blackstone Advisory Partners LP with responsibility for successfully driving Blackstone's business of advising banks, insurers and other financial institutions globally. He also held senior investment banking positions at Donaldson, Lufkin & Jenrette (investment company) and its successor, Credit Suisse (financial services holding company), where he led the global insurance group as Managing Director. Tom also practiced corporate and securities law with Cravath, Swaine & Moore LLP (U.S. law firm) from 1992 to 1994.

Glyn Barker, Independent Non-Executive Director

Glyn was appointed to the Board in February 2012 and is Chairman of the Audit Committee and a member of the Risk and Nomination Committees. He is currently Chairman of Irwin Mitchell (law firm), a Non-Executive Director of Transocean Limited (offshore drilling), Berkeley Group Holdings plc (construction) and a trustee of English National Opera. He was formerly Vice Chairman, UK of PricewaterhouseCoopers LLP with responsibility for leading the executive team for Europe, Middle East, Africa and India region following a long and successful career with the firm. Glyn has extensive experience as a business leader and a trusted adviser to FTSE100 companies and their boards on a wide variety of corporate and finance issues. He possesses a deep understanding of accounting and regulatory issues together with in-depth transactional and financial services experience.

Patricia Cross, Independent Non-Executive Director

Patricia joined the Board in December 2013. She chairs the Remuneration Committee and is a member of the Audit and Nomination Committees. She is currently a Non-Executive Director of Macquarie Group Limited (banking) and Macquarie Bank Ltd (banking) and Chairman of the Commonwealth Superannuation Corporation (Federal Government pension fund). She is a Director of the Grattan Institute (Australian think tank) and an Ambassador for the Australian Indigenous Education Foundation (charity). Patricia was formerly a Non-Executive Director of Qantas Airways Ltd (airline) and National Australia Bank Ltd (NAB) (financial services). She was a Non-Executive Director at Wesfarmers Ltd (conglomerate including insurance), Suncorp-Metway Ltd (insurance and banking) and AMP Ltd (wealth management and life insurance). She was formerly Chairman of the Qantas Superannuation Fund (pension fund), Deputy Chairman of Victoria's Transport Accident Commission (statutory insurer, Australia) and served in honorary Australian Government roles including the Australian Financial Centre Forum and the Financial Sector Advisory Council, as well as on numerous charities. She was also Executive General Manager, wholesale banking and finance at NAB, and held a number of senior executive positions at Chase Manhattan Bank and Banque Nationale de Paris (banking). Patricia has significant experience as both an executive and non-executive director across a wide range of financial services and other regulated industries in the U.S., Europe and Australia.

Michael Hawker, AM, Independent Non-Executive Director

Michael was appointed to the Board in January 2010 and is Chairman of the Risk Committee and a member of the Audit and Nomination Committees. He is currently Non-Executive Director of Macquarie Group Limited, Macquarie Bank Limited (banking) and Washington H Soul Pattinson and Company Ltd (investment). Michael is Independent Non-Executive Chairman of the Australian Rugby Union, Non-Executive Director of SANZAR Pty Ltd and is Non-Executive of the International Rugby Board

(rugby union). With respect to medical research, Michael is Chairman of The George Institute for Global Health (research institution). He was formerly Chief Executive and Managing Director of Insurance Australia Group (insurance), Group Chief Executive of business and consumer banking at Westpac Banking Corporation (banking) and Chairman of the Insurance Council of Australia (insurance representative body). Michael brings to the Board a wealth of knowledge and experience gained over a long career in the banking and insurance industries, in both executive and non-executive roles in Europe, Asia and Australia.

Gay Huey Evans, Independent Non-Executive Director

Gay was appointed to the Board in October 2011, is a member of the Risk, Remuneration and Nomination Committees, and chaired the Governance Committee until February 2014. She is currently a Non-Executive Director of Conoco Phillips (exploration and production), Bank Itau BBA International Ltd (banking), and the Financial Reporting Council. Gay is also a member of the management board of the panel of finance experts of the Panel of Recognised International Market Experts in Finance and a Trustee of Wellbeing of Women (UK). She was formerly Chairman of the Board of International Swaps and Derivatives Association, Inc. (ISDA), Vice Chairman, Investment Banking & Investment Management at Barclays Capital (banking), a Non-Executive Director of The London Stock Exchange Group plc (stock exchange) and a trustee of The Wigmore Hall Trust (charity). Prior to that, Gay held senior management positions at Citi Alternative Investments (investments) and Bankers Trust Company (banking). Gay has over 30 years of experience within the financial services industry, having held key positions in government and in a number of global financial and banking institutions and the Financial Services Authority (regulatory predecessor to the PRA and FCA).

Michael Mire, Independent Non-Executive Director

Michael was appointed to the Board in September 2013 and is a member of the Governance, Risk and Nomination Committees. He is currently the Senior Independent Director at the Care Quality Commission (the UK Government body which regulates the quality of health and adult social care and gives ratings to all hospitals, whether public or private, adult social care homes and services, and primary medical care practices). Michael was a senior partner at McKinsey & Company (consultancy) where he worked for more than 30 years until July 2013. Initially an associate in the financial services practice at McKinsey, he became a partner in 1984 and senior partner in 1991 and his career focused on financial services, retail and transformation programmes. He started his career at Rothschild (financial advisors) in 1970 as an analyst and then a foreign exchange dealer and spent three years seconded to the Central Policy Review Staff (now the Number 10 Policy Unit) to work on major initiatives including industrial policy and social security reform. Michael has extensive experience of advising companies on the implementation of transformation programmes and also has an in-depth understanding of the financial services sector.

Sir Adrian Montague, CBE, Senior Independent Director

Sir Adrian was appointed to the Board in January 2013 and became Senior Independent Director in May 2013. He is a member of the Audit, Governance and Nomination Committees. He is currently Chairman of 3i Group plc (private equity), Anglian Water Group Ltd (utilities), The Manchester Airport Group plc and The Point of Care Foundation (charity) and a non-executive director of Skanska AB (construction) and Cellmark Holdings AB (forest products). He was formerly Chairman of Friends Provident plc (life insurance), British Energy Group plc (utilities), Michael Page International plc (recruitment), and Cross London Rail Links Ltd (Crossrail) and was formerly Deputy Chairman of Network Rail Ltd (railway network provider), Partnerships UK plc (public private partnership) and UK Green Investment Bank plc (investment bank). He was also previously Chief Executive of the Treasury Taskforce and a trustee of Historic Royal Palaces. Sir Adrian has significant experience in the financial services industry and in government and regulatory circles. He is a qualified solicitor and was formerly a partner at Linklaters & Paines. On 12 September 2014, it was announced that John McFarlane would step down as Chairman of the Aviva Group. John will remain as Chairman of the Aviva Group until the conclusion of the next annual general meeting of Aviva in April 2015, at which point Sir Adrian Montague will be appointed in his place.

Bob Stein, Independent Non-Executive Director

Bob was appointed to the Board in January 2013 and is a member of the Nomination, Risk and Remuneration Committees. He is currently a Non-Executive Director and Chair of the audit committee of

Assurant, Inc (U.S. specialty insurance), is a Director and Chair of the audit committee of Resolution Life Holdings, Inc. and is a trustee emeritus of the Board of trustees of the U.S. Actuarial Foundation. Bob spent most of his working life at Ernst & Young (accountancy) in the U.S., where he held a number of managing partner roles including actuarial, insurance and financial services practices in the U.S. and globally, culminating in being Managing Partner, Global Actuarial Practice. Bob brings significant accounting and financial services experience to the Board.

Scott Wheway, Independent Non-Executive Director

Scott was appointed to the Board in December 2007, is Chairman of the Governance Committee and is a member of the Audit and Nomination Committees. He is currently a Non-Executive Director of Santander UK plc (retail bank). He was formerly Chief Executive Officer of Best Buy Europe (retail services), director of The Boots Company plc (now known as The Boots Company Ltd) (pharmacy), Managing Director and Retail Director of Boots the Chemist at Alliance Boots plc and Director of the British Retail Consortium (trade association for the UK retail industry). He has previously held a number of senior executive positions at Tesco plc, including Chief Executive of Tesco in Japan. Scott has a wealth of business experience in the retail sector and his understanding of customer priorities has been greatly beneficial in driving the customer agenda and excellence in customer service within the business.

Proposed Directors

The Proposed Directors will become directors of the Company following the Proposed Acquisition (subject to regulatory approval).

The following table lists the names, positions and ages of the Proposed Directors:

Name	Age	Current Position at Friends Life
Sir Malcolm Williamson	75	Chairman
Andy Briggs	48	Friends Life Group Chief Executive Officer

The business address of the Proposed Directors will, with effect from their appointment, be St Helen's, 1 Undershaft London EC3P 3DQ.

Set out below are the business experience and principal business activities performed by the Proposed Directors.

Sir Malcolm Williamson

Sir Malcolm has over 50 years' experience in the insurance and banking sectors, having held board positions in an executive and non-executive capacity in a variety of financial services companies. Sir Malcolm brings considerable strategic and leadership experience to the Board together with substantial knowledge of the regulated financial services environment. Sir Malcolm has previously served as Chairman of Clydesdale Bank plc, National Australia Group Europe Limited, CDC Group plc, and Britannic Group plc. Sir Malcolm was Deputy Chairman of Resolution plc until 2008 and has held a number of other non-executive roles. Prior to this, he held executive positions as President and CEO of Visa International and Group Chief Executive of Standard Chartered plc. Sir Malcolm is Chairman of Cass Business School's Strategy and Development Board and Chairman of Newday Group Limited. He is also Chairman of the Board of Trustees of Youth Business International Limited and of the Governing Council of the Centre for the Study of Financial Innovation.

Andy Briggs, Friends Life Group Chief Executive Officer

Andy has significant experience in a number of sectors within the insurance industry and is a Fellow of the Institute of Actuaries. He has extensive knowledge of the UK regulated environment, and brings his skills in strategic and business planning to the board of Friends Life along with the benefit of his experience in capital and risk management and organisational change. Andy has held positions as CEO of Scottish Widows and of the General Insurance businesses of Lloyds Banking Group. Prior to joining Lloyds Banking Group, Andy was at the Prudential Group for 19 years, working in the intermediated, face-to-face and online businesses, both in the United Kingdom and overseas. Andy's final role at the Prudential Group was as CEO of their UK Retirement Income business. Andy is a member of the Board of the Association of British Insurers ("ABI"), was appointed Chairman of the ABI Audit Committee in July 2012 and represents the ABI at the PRA Practitioner Panel. Andy is also a member of the NSPCC's fundraising committee, and chairs one of their larger fundraising sub-committees.

Group Executive

The Company's current group executive is as follows (together, "Group Executive"):

Name	Age	Position
Mark Wilson	48	Group Chief Executive Officer
Tom Stoddard	48	Chief Financial Officer
Nick Amin	58	Chief Operations and Transformation Officer
David Barral	52	Chief Executive Officer, Aviva UK & Ireland Life Insurance
Paul Boyle, OBE	55	Chief Audit Officer
Andrew Brem	46	Chief Digital Officer
Kirstine Cooper	50	Group General Counsel and Company Secretary
Christine Deputy	49	Group HR Director
John Lister	56	Group Chief Risk Officer
David McMillan	48	Chairman Global Health Insurance and Chief Executive Officer, Aviva Europe
Euan Munro	44	Chief Executive Officer, Aviva Investors
Khor Hock Seng	55	Chief Executive Officer, Aviva Asia
Monique Shivanandan	51	Chief Information Officer
Maurice Tulloch	45	Chairman Global General Insurance and Chief Executive Officer, Aviva UK & Ireland General Insurance
Chris Wei	47	CEO Global Life Insurance and Chairman Asia
Jason Windsor	42	Chief Capital and Investments Officer

The Aviva Group Executive is made up of the executive directors and the senior executives whose biographies are below. The Aviva Group Executive meets broadly twice a month as a forum for the Aviva Group CEO to discuss the strategic, financial, reputational and commercial aspects of the Aviva Group. The forum does not have decision-making authority in its own right and authority rests with each of the members (within their respective remits), subject to the control and oversight of the Board.

Mark Wilson, Group Chief Executive Officer

See above under heading "Directors" for the full biography.

Tom Stoddard, Chief Financial Officer

See above under heading "Directors" for the full biography.

Nick Amin, Chief Operations and Transformation Officer

Nick joined as Group Transformation Director in April 2013 and currently has responsibility for Aviva Group Operations. He has a strong international background in consumer banking and insurance, having most recently held a number of senior management roles within AIA Group. He has significant experience of general management, business operations and transformation projects over a 40 year career history. Within the AIA Group, he was Executive Vice President and Group Chief Administration Officer, responsible for the execution of AIA's transformation strategy which resulted in AIA's successful IPO; Senior Vice President and Chief Transformation Officer; and Senior Vice President, strategic initiatives. He was previously an advisory principal to buyside private equity transactions, most recently in Asia but also previously in the United Kingdom and Europe. He was also previously President and

Chief Operating Officer at CIGNA Asia Pacific and senior vice president and Chief Executive Officer of CIGNA Latin America, and has held a number of management roles at Citibank within Europe.

David Barral, Chief Executive Officer, Aviva UK & Ireland Life Insurance

David joined Aviva in 1999 and is Chief Executive Officer, Aviva UK & Ireland Life. He was previously Aviva's Director of Independent Financial Advisor Business and was appointed Distribution Director in 2005 covering independent financial advisor, retail, partnership and employee benefit channels. In 2008 he was appointed Marketing Director and led the Aviva rebrand for the UK Life business and then became Chief Operating Officer for Aviva UK Life responsible for customer propositions, pricing and customer operations. During his time at Aviva, he has spearheaded much of the UK Life and pensions business' activities to champion the customer, including supporting a move to the open market option for UK annuity customers. David has 20 years in financial services including roles in sales, marketing, operations and business transformation at organisations including Eagle Star, Prudential and Morgan Grenfell.

Paul Boyle, OBE, Chief Audit Officer

Paul joined Aviva in November 2010 as Chief Audit Officer. He is also currently a director of the Financial and Legal Skills Partnership and JSSP (licensed sector skills councils). Paul was the first Chief Executive of the Financial Reporting Council (FRC), the UK's independent regulator responsible for promoting confidence in corporate reporting and governance. Whilst in this role, he led the establishment of the International Forum of Independent Audit Regulators, serving as its Chairman and Vice Chairman. Before joining the FRC, he was a member of the leadership team at the Financial Services Authority (regulatory predecessor to the PRA and FCA), serving as Chief Operating Officer. He has also held senior management roles in WH Smith Group plc and Cadbury Schweppes plc.

Andrew Brem, Chief Digital Officer

Andrew joined Aviva in December 2014 as Chief Digital Officer and is a member of the Group Executive. Andrew is accountable for driving Aviva's group-wide digital transformation which will have a significant impact on every aspect of Aviva's interactions with customers, including product innovation and development, distribution, communication, claims handling, and marketing and branding across social media and the internet. Andrew works in close partnership with the Chief Information Officer and with the business CEOs who build and deliver product solutions to the customer.

Coming from outside the insurance industry, Andrew brings a fresh perspective to Aviva. Andrew has held significant e-commerce and digital leadership roles. He was managing director, commercial & product development, at British Gas where he created a Connected Homes division and launched a new brand, Hive, focusing on opportunities in the 'Internet of Things'. Prior to that Andrew was CEO-designate for a new online venture in the private office of Sir Charles Dunstone, he was managing director, multichannel ecommerce and services, at Carphone Warehouse and trading director at ASDA. His early career was in strategy consulting where he worked on a broad range of assignments in retail and consumer businesses across the globe.

Kirstine Cooper, Group General Counsel and Company Secretary

Kirstine joined Aviva in 1991 and is the Group General Counsel and Company Secretary and heads the Office of the Chairman. She established the legal and company secretarial function as a global team and is responsible for the provision of legal services to the Aviva Group, legal risk management, and compliance with UK and U.S. listing requirements. She also supports the Chairman and the Board in the discharge of their responsibilities. Kirstine is a lawyer and held a number of legal roles within Aviva's legacy companies before leading the property division of General Accident and the Aviva Group legal function of CGU for eight years. She was formerly Deputy Aviva Group Company Secretary and Legal Counsel of Aviva before securing her current role. She currently sits as a director on the boards of Aviva Insurance Limited and Aviva France SA. Kirstine is also a board member of the English National Ballet.

Christine Deputy, Group HR Director

Christine joined Aviva in March 2013 as the Aviva Group HR Director with responsibility for developing the global HR strategy. Christine has a significant track record of leading human resources functions and being responsible for the delivery of successful cultural change programmes across a number of businesses. She was most recently head of HR, global retail and business banking at Barclays where she took a leadership role in the cultural change programme. She was formerly senior vice president, Chief Human Resources Officer at Dunkin' Brands Group; held a number of roles at Starbucks Coffee Company, culminating in being Vice President, Partner Resources, Asia Pacific and Greater China Regions, and held a number of roles at Thomas Cook Group (Canada) culminating in being Vice President Human Resources.

John Lister, Group Chief Risk Officer

John joined Aviva in 1986 and is the Group Chief Risk Officer. He has overall responsibility for leading Aviva's risk function and preparing the business for Solvency II.

He has more than 25 years' experience working in the UK Life business. He is an actuary and spent the first nine years of his career in a variety of senior actuarial roles across the UK Life business before becoming its chief actuary in 2005. In 2009 he became finance director of Aviva UK Life, and in July 2012 he was appointed group chief risk and capital officer and led capital management across the Aviva Group until July 2014.

David McMillan, Chairman Global Health Insurance and Chief Executive Officer, Aviva Europe

David joined Aviva in November 2002 and is Chairman Global Health Insurance and Chief Executive Officer, Aviva Europe with accountability for the Aviva Group's businesses in Italy, Lithuania, Poland, Spain and Turkey. He is also Chairman of Aviva France SA. He was previously Aviva Group Transformation Director with responsibility for managing the implementation of Aviva's strategic plan across the Aviva Group, refocusing and optimising the Aviva Group's business portfolio, achieving financial strength, improving performance, and building a high-performance ethic across Aviva. He was previously Chief Executive Officer, Aviva UK General Insurance, Chief Operating Officer for Aviva UK General Insurance, Chairman of Aviva Global Services and Non-Executive Director of Aviva Health. He began his career with Aviva as Director of Partnerships (bancassurance). David has 12 years' experience in management consulting with PricewaterhouseCoopers LLP where he led projects spanning mergers and acquisitions, retail banking, organisational strategy and change.

Euan Munro, Chief Executive Officer, Aviva Investors

Euan joined Aviva in January 2014 and is Chief Executive Officer, Aviva Investors with responsibility for capitalising on Aviva Investors expertise in managing Aviva's own funds, becoming a stronger third party manager and increasing Aviva Investors profit contribution to the Aviva Group. He was most recently global head of multi-asset investing and fixed income teams at Standard Life Investments with responsibility for the management of all the assets of Standard Life Assurance Company and Standard Life Investments' fixed income and multi-asset investment funds. He was also a member of Standard Life Investments' board and Standard Life plc's executive leadership team. Euan has significant experience in fixed income and multi-asset management in an insurance environment.

Khor Hock Seng, Chief Executive Officer, Aviva Asia

Khor joined the Aviva Group as Chief Executive Officer, Aviva Asia in March 2013. Khor was formerly Chief Executive and Managing Director of AIA's Malaysian business and regional executive. From 2008 he successfully drove the transformation of AIA Malaysia leading the business to capitalise on development opportunities, generating strong growth in value and cash flow, despite the difficult economic environment. He has over 30 years of insurance experience with roles in actuarial, operations, sales & marketing and general management at Manulife, Hong Leong, British American Life & General and Malaysian American Insurance. This experience gives him a deep business understanding and extensive knowledge of the Asian market and culture which is critical to Aviva's success in the region.

Monique Shivanandan, Chief Information Officer

Monique joined Aviva in April 2014 as the Chief Information Officer and a member of the Group Executive. Previously Monique has held senior level technology positions in both the telecommunications and banking sectors.

From 2010 to 2014 she was the Chief Technology Officer for Capital One based in the United States and was responsible for establishing the company's technical vision and leading all aspects of the company's technology development, playing an integral role in the company's strategic direction, development, and future growth. Prior to her financial services experience, she worked in the telecommunication industry; latterly she was the Managing Director and Chief Information Officer for the Retail division of British Telecommunications. While there, she was responsible for IT Network and new product introductions supporting the company's retail businesses. Before joining British Telecommunications in 2006, she was an executive at Bellsouth Corporation, with roles including Chief Security Officer and Vice President for IT Strategy and the CIO for the Consumer organisation. Monique started her career at American Management Systems, where she held a variety of positions including leadership of complex systems implementations for clients from a wide range of industries, such as government, military, colleges and universities, health care, and financial services.

Maurice Tulloch, Chairman Global General Insurance and Chief Executive Officer, Aviva UK & Ireland General Insurance

Maurice joined Aviva in 1992 and is Chairman Global General Insurance and Chief Executive Officer, Aviva UK & Ireland General Insurance with responsibility for leading Aviva's largest general insurance business. He was previously President and Chief Executive Officer of Aviva Canada with responsibility for the strategic direction and operation of Canada's second largest property and casualty insurer. Prior to that he was Executive Vice President and Chief Operating Officer, Aviva Ontario and specialty distribution and has held several senior management positions in the Aviva Group. Prior to moving to the United Kingdom Maurice was Chair of the Insurance Bureau of Canada IBC), the Property & Casualty Insurance Compensation Corporation (PACICC) Board, and the Insurance Institute of Canada (IIC) Board and a member of a number of other Canadian insurance bodies.

Chris Wei, Chief Executive Officer Global Life Insurance and Chairman Asia

Chris joined Aviva in October 2014 as CEO Global Life Insurance and Chairman Asia and is a member of the Group Executive. Chris' role includes accountability for the overall growth and profitability of Aviva's Life Insurance businesses.

From February 2011 to September 2014, Chris was Group CEO and Executive Director of Great Eastern Holdings Ltd (listed on SGX) and many of its key subsidiaries. Great Eastern is one of the most established insurance groups in Asia and during his tenure Chris was responsible for successfully driving Great Eastern's business growth and further entrenching market leadership in its home markets of Singapore and Malaysia. Amongst scores of other accolades, Great Eastern was awarded "Life Insurance Company of the Year" in 2011 and 2013 at the AIR Asia Insurance Industry Awards. Chris also served as Deputy Chairman of Lion Global Investors (a leading South-East Asian asset management firm), and was a Director of Singapore Reinsurance Corporation Ltd (listed on SGX). Prior to this, Chris was the Executive Vice President and Group Chief Marketing Officer of AIA Limited. Chris also previously held the position of CEO at AIG United Guaranty Insurance (Asia) Limited and held various positions at ING Canada and Allstate Insurance Company of Canada where his roles included Chief Risk Officer.

Jason Windsor, Chief Capital and Investments Officer

Jason joined Aviva in August 2010 and is the chief capital and investments officer, with responsibility for the management of capital across Aviva; leads the Aviva Group's Investment function; strategy and planning; and mergers, acquisitions and disposals. He joined the Group Executive in February 2013.

Prior to joining Aviva, he was managing director in the Financial Institutions Group at Morgan Stanley, with management responsibility for the European asset management sector. He led a wide number of M&A and strategic equity transactions, including the IPOs of Delta Lloyd and Gartmore. At Morgan Stanley Jason spent 3 years specialising on regulatory capital and funding for financial institutions.

Conflicts of interest

There are no actual or potential conflicts of interest between any duties owed by the Directors, the Proposed Directors or members of the Group Executive to the Company and their private interests or other duties he or she may also have.

No Director or member of the Group Executive team was selected to be, or in the case of the Proposed Directors, will be selected to be, a director of the Company or member of the Group Executive team pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with the Aviva Group.

There are no family relationships between any of the Directors, any member of the Group Executive and/or the Proposed Directors.

Corporate governance

UK Corporate Governance Code

As of the date of this Prospectus, the Aviva Group complies (and on and following Admission, the Enlarged Aviva Group will continue to comply) with all of the requirements of the UK Corporate Governance Code. The Company will continue to report to its shareholders on its compliance with the UK Corporate Governance Code in accordance with the Listing Rules.

The UK Corporate Governance Code recommends that at least half the board of directors of a UK-listed company, excluding the chairman, should comprise non-executive directors determined by the Board to be independent in character and judgement and free from relationships or circumstances which may affect, or could appear to affect, a director's judgement. As of the date of this Prospectus, the Board consists of eight Non-Executive Directors (excluding the Chairman) and two Executive Directors. Following the appointment of the Proposed Directors, the Board will consist of nine Non-Executive Directors (excluding the Chairman) and three Executive Directors.

The Company regards all of the Non-Executive Directors as "independent non-executive directors" within the meaning of the UK Corporate Governance Code and free from any business or other relationship that could materially interfere with the exercise of their independent judgement.

The UK Corporate Governance Code recommends that the board of directors of a company with a premium listing on the Official List of the FCA should appoint one of the Non-Executive Directors to be the Senior Independent Director to provide a sounding board for the chairman and to serve as an intermediary for the other directors when necessary. The Senior Independent Director should be available to shareholders if they have concerns which contact through the normal channels of the CEO has failed to resolve or for which such contact is inappropriate. As at the date of this Prospectus, Sir Adrian Montague, CBE is appointed Senior Independent Director. Following the Proposed Acquisition, Sir Malcolm Williamson will be appointed Senior Independent Director (subject to regulatory approval).

Board Committees

As envisaged by the UK Corporate Governance Code, the Board has established the following committees to oversee and monitor certain important areas in more detail than the Board:

i.
Audit Committee;

ii.
Governance Committee;

iii.
Nomination Committee;

iv.
Risk Committee; and

v.
Remuneration Committee,

(together, the "Committees").

The Committees operate within defined terms of reference which set out the specific roles and responsibilities of each Committee. The Committees are authorised to engage the services of external advisers as they deem necessary in the furtherance of their duties at the Company's expense. Details of the membership, attendance and activities during the preceding year for each Committee are provided in each committee section below.

The UK Corporate Governance Code requires that the Audit Committee and Remuneration Committee should each have at least three independent non-executive directors and that, in the case of the Nomination Committee, a majority of the members should be independent non-executive directors.

Audit Committee

The Audit Committee comprises each of Glyn Barker (chairman), Michael Hawker, AM, Sir Adrian Montague, CBE, Patricia Cross and Scott Wheway. In addition, the following officers normally attend, by invitation, all meetings of the Audit Committee: the Aviva Group Chairman, the Aviva Group Chief Executive Officer, the Chief Financial Officer, the Chief Audit Officer, the Chief Accounting Officer and representatives of Aviva's external auditors. Other members of Group Executive are also invited to attend as appropriate, to present reports.

The Audit Committee is required to meet at least five times each year.

The key terms of reference under which the Audit Committee operates state that it is responsible for:

i.
reviewing the significant issues and judgments of management, and the methodology and assumptions used in relation to the Aviva Group's financial statements and formal announcements on the Aviva Group's financial performance, including the reserving position relating to the Aviva Group's life assurance and general insurance operations;

ii.
reviewing the Aviva Group's going concern assumptions;

iii.
assessing the effectiveness of the Aviva Group's system of internal controls, including financial reporting, financial controls and the Internal Audit function;

iv.
considering and reviewing the performance of the Chief Audit Officer, and agreeing with management his effectiveness and his remuneration;

v.
considering and making recommendations to the Board on the appointment, reappointment, dismissal or resignation, effectiveness and remuneration of the external auditor; and

vi.
assessing the independence and objectivity of the external auditor and approving and monitoring the application of the external auditor business standard.

In performing its duties, the Audit Committee has access to the services of the Chief Audit Officer, the Aviva Group Company Secretary and external professional advisers.

Governance Committee

The Governance Committee comprises each of Scott Wheway (chairman), Sir Adrian Montague, CBE and Michael Mire.

The Governance Committee is required to meet at least four times each year.

The terms of reference under which the Governance Committee operates state that it is responsible for:

i.
taking a leadership role in shaping corporate governance principles, culture and ethical values of the Aviva Group in line with the Aviva Group's strategic priorities;

ii.
overseeing the brand and reputation of the Aviva Group;

iii.
ensuring that reputational risk is consistent with the risk appetite approved by the Board and the creation of long term shareholder value;

iv.
overseeing the Aviva Group's conduct with customers, including the regulatory requirements relating to treating customers fairly and offering of products and services that are fit for purpose and meet customer needs; and

v.
overseeing the Aviva Group's conduct in relation to its corporate and societal obligations, including setting the guidance, direction and policies for the Aviva Group's customer and corporate responsibility agenda and related activities and advising the Board and management on these matters.

Nomination Committee

The Nomination Committee comprises each of John McFarlane (chairman), Glyn Barker, Robert Stein, Sir Adrian Montague, CBE, Gay Huey Evans, Michael Hawker, AM, Scott Wheway, Michael Mire and Patricia Cross.

The Nomination Committee is required to meet as frequently as required but not less than annually.

The key terms of reference under which the Nomination Committee operates state that it is responsible for:

i.
evaluating and reviewing the balance of skills, knowledge, and experience of the Board, taking into account the Company's risk appetite and strategy;

ii.
monitoring succession plans for the appointment of non-executive directors, the Aviva Group Chief Executive Officer and other executive directors to the Board;

iii.
identifying and nominating suitable candidates for appointment to the Board, including chairmanship of the Board and its Committees, against a specification of the role and capabilities required for the appointment;

iv.
assessing the independence of each of the non-executive directors;

v.
assessing Directors' conflicts of interest as they arise;

vi.
reviewing the external interests and time commitments of the Directors to ensure that each has sufficient time to undertake his/her duties to the Company; and

vii.
approving a report on the Nomination Committee's activities for inclusion in the Company's annual reports and accounts.

Risk Committee

The Risk Committee comprises each of Michael Hawker, AM (chairman), Glyn Barker, Robert Stein, Michael Mire and Gay Huey Evans.

In addition, the following officers normally attend, by invitation, all meetings of the Risk Committee: the Aviva Group Chairman, the Aviva Group Chief Executive Officer, the Aviva Group Chief Risk Officer, the Chief Financial Officer and the Chief Audit Officer. Other members of Group Executive are also invited to attend as appropriate, to present reports.

The Risk Committee is required to meet not less than four times each year.

The key terms of reference under which the Risk Committee operates state that it is responsible for:

i.
reviewing the Aviva Group's risk appetite and future risk strategy, particularly in relation to economic (i.e. risk-based) capital, liquidity, reputation and operational risk, and make recommendations on risk appetite to the Board;

ii.
reviewing and challenging proposed management actions if the Aviva Group's capital or liquidity risk position against appetite reaches the level at which it needs to be escalated to the Risk Committee;

iii.
reviewing the Aviva Group's risk profile against its risk appetite and strategy and review the drivers of changes, if any, in the Aviva Group's risk profile;

iv.
reviewing the Aviva Group's investment risk strategy, credit limit framework and approved counterparty exposures in excess of limits;

v.
reviewing the effectiveness of operational controls;

vi.
reviewing and approving risk policies;

vii.
reviewing relationships with prudential regulatory authorities in relevant jurisdictions and developments in the prudential regulatory environments, and reviewing significant actual or potential breaches of prudential regulation and actions being taken to address these;

viii.
reviewing the design, completeness and effectiveness of the risk management framework relative to the Aviva Group's activities;

ix.
assessing the adequacy and quality of the risk management function and the effectiveness of risk reporting within the Aviva Group;

x.
reviewing the methodology and assumptions used in the Aviva Group's models for determining its economic and regulatory capital requirements; and

xi.
working with the Remuneration Committee to ensure that risk is considered in setting the overall recommendation policy for the Aviva Group.

Remuneration Committee

The Remuneration Committee comprises each of Patricia Cross (chairman), Gay Huey Evans and Robert Stein. In addition, the following officers normally attend, by invitation, all meetings of the Remuneration committee (except for any part of a Remuneration Committee meeting at which their own remuneration is being discussed): the Aviva Group Chairman, the Aviva Group Chief Executive Officer, the Aviva Group Human Resources Director and other advisors to the Remuneration Committee.

The Remuneration Committee is required to meet not less than three times each year, and at such other times as the chairman of the Remuneration Committee shall require.

The key terms of reference under which the Remuneration Committee operates state that it is responsible for:

i.
making recommendations to the Board regarding the Aviva Group's remuneration policy in respect of the Aviva Group Chairman, Directors and members of the Group Executive;

ii.
working with the Risk Committee to ensure that risk and risk appetite are properly considered in setting the remuneration policy for the Aviva Group;

iii.
reviewing and determining the remuneration of the Aviva Group Chairman and the terms of employment and remuneration of individual Directors and Group Executive members, including any specific recruitment or severance terms;

iv.
reviewing and recommending the level and structure of Group Executive remuneration;

v.
approving the Aviva Investors' reward strategy, including any changes to the strategy and agree the total bonus pool, receiving remuneration details of Aviva Investors' 'material' employees and approving any new share and incentive plans or any changes to existing share and incentive plans;

vi.
recommending to the Board the establishment of any employee share plans, exercising all the Board's powers in relation to the operation of all share and incentive plans and the Aviva Group's all employee share ownership plan; and

vii.
selecting, appointing and determining terms of reference for independent remuneration consultants to advise the Remuneration Committee on remuneration policy and levels of remuneration.

Model Code

Aviva has established and complies with (and, following Admission, it intends that the Enlarged Aviva Group will continue to comply with) a code of securities dealing equivalent to the Model Code incorporated into the Listing Rules. The code applies to the Directors, the Directors' connected persons and relevant employees of the Aviva Group (and will also, following the Proposed Directors' appointment, therefore apply to the Proposed Directors, the Proposed Directors' connected persons and relevant employees of the Enlarged Aviva Group).

Risk Management

As a global insurance group, risk management is at the heart of what the Company does and is the source of value creation as well as a vital form of control. It is an integral part of maintaining financial stability for the Company's customers, shareholders and other stakeholders.

Risk Management Objectives

The Company's sustainability and financial strength are underpinned by an effective risk management process which helps it identify major risks to which it may be exposed, establish appropriate controls and take mitigating actions for the benefit of the Company's customers and investors. The Aviva Group's risk strategy is to invest its available capital to optimise the balance between return and risk whilst maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital in accordance with the Company's risk appetite. Consequently, the Company's risk management objectives are to:

•
embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;

•
allocate capital where it will make the highest returns on a risk-adjusted basis; and

•
meet the expectations of the Company's customers, investors and regulators that it will maintain sufficient capital surpluses to meet the Aviva Group's liabilities even if a number of extreme risks materialise.

Aviva's risk management framework has been designed and implemented to support these objectives. The key elements of the Company's risk management framework comprise its risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles & responsibilities; and the processes the Company uses to identify, measure, manage, monitor and report risks, including the use of the Company's risk models and stress and scenario testing.

Principal Risks and Uncertainties

In accordance with the requirements of the FCA Handbook (DTR 4.1.8) the Company provided a description of the principal risks and uncertainties facing the Aviva Group in Aviva's Annual Report 2013. Detailed information regarding the Aviva Group's (as well as the Friends Life Group's) principal risks and uncertainties are referred to in Part II ("Risk Factors").

Capital management

Capital management objectives

The primary objective of capital management is to optimise the balance between return and risk, whilst maintaining economic and regulatory capital in accordance with risk appetite. Aviva's capital and risk management objectives are closely interlinked, and support the dividend policy and earnings per share growth, whilst also recognising the critical importance of protecting policyholder and other stakeholder interests.

Overall capital risk appetite, which is reviewed and approved by the Board, is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. Risk appetite is expressed in relation to a number of key capital and risk measures, and includes an economic capital risk appetite of holding sufficient capital resources to enable the Aviva Group to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated at a level consistent with an AA range credit rating.

In managing capital Aviva seeks to:

•
maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of its regulators and other stakeholders giving both its customers and shareholders assurance of its financial strength;

•
manage its overall debt to equity structure to enhance its returns to shareholders, subject to its capital risk appetite and balancing the requirements of the range of stakeholders;

•
retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;

•
allocate capital across the Aviva Group, to drive value through optimising risk and return and supporting sustainable growth in cash flow and dividends; and

•
declare dividends with reference to factors including growth in cash flows and earnings.

In line with these objectives, the capital generated and invested by the Aviva Group's businesses and its conversion to cash is a key management focus. This focus on cash generation is embedded in the Aviva Group's business planning process and other primary internal performance and management information processes.

PART XVI

ADDITIONAL INFORMATION

1.       Responsibility

The Company, the Directors and the Proposed Directors, whose names and principal functions are set out in Part XV ("Directors, Proposed Directors, Group Executive and Corporate Governance"), accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Company, the Directors and the Proposed Directors (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.       Incorporation

2.1
The Company was incorporated and registered in England and Wales on 9 February 1990 with the registered number 2468686 as a public company limited by shares with the name Commercial Union plc. On 2 February 1998, the name of the Company was changed to CGU plc. On 30 May 2000, the name of the Company was changed to CGNU plc. On 1 July 2002, the name of the company was changed to Aviva plc.

2.2
The Company's registered office and principal place of business is at St Helen's, 1 Undershaft, London, EC3P 3DQ. The telephone number is +44 (0)20 7 283 2000.

2.3
The principal legislation under which the Company operates and under which the Ordinary Shares were created, and under which the New Aviva Shares will be created, is the Companies Act.

2.4
The auditors of the Company are PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP is a member firm of the Institute of Chartered Accountants in England and Wales.

3.       Share capital

3.1
The issued and fully paid share capital of the Company as at 15 January 2015 (being the latest practicable date prior to the date of this Prospectus) is 2,950,758,512 ordinary shares of 25 pence each totalling £737,689,628 in nominal value, and 200,000,000 irredeemable preference shares of £1 each totalling £200,000,000 in nominal value, all of which are fully paid, with a total issued share capital of £937,689,628. Immediately following Admission, assuming that 1,105,000,000 New Aviva Shares are issued in connection with the Proposed Acquisition, the issued and fully paid share capital of the Company is expected to be 4,055,758,512.

3.2
The following table sets out information about the history of the Company's Ordinary Shares over the last three full calendar years as well as for the nine months ending 30 September 2014.

Number of shares outstanding
At 1 January 2011	2,820,148,642
Ordinary Shares issued under the Aviva Share Schemes	1,574,706
Ordinary Shares issued in lieu of dividends	83,989,590

At 31 December 2011	2,905,712,938
Ordinary Shares issued under the Aviva Share Schemes	3,335,566
Shares issued in lieu of dividends	36,923,757

At 31 December 2012	2,945,972,261
Ordinary Shares issued under the Aviva Share Schemes	967,361

At 31 December 2013	2,946,939,622
Shares issued under the Aviva Share Schemes	668,075

At 30 September 2014	2,947,607,697

3.3
There were no changes to the voting rights of any class of shares during 2011, 2012 and 2013, other than issuances in connection with the Company's various employee option schemes and under the Company's scrip dividend scheme. The Company did not issue shares for consideration other than cash during 2011, 2012 and 2013. In addition, at the Company's general meetings in 2011, 2012 and 2013, shareholders authorised the limited dis-application of section 561 of the Companies Act to permit the Company to issue new equity securities for cash without applying shareholders' statutory pre-emptive rights.

3.4
Up to 1,105,000,000 New Aviva Shares will be issued to Friends Life Shareholders upon the Scheme becoming Effective and, subject to election by RCAP in respect of Friends Life Shares, to RCAP pursuant to the Value Share arrangements. The New Aviva Shares will be issued and allotted on Admission.

3.5
Save as disclosed in this Prospectus:

(a)
no share capital of the Company has within the period covered by the historical financial information set out in this Prospectus (other than pursuant to the Proposed Acquisition) been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed; and

(b)
no share capital of the Company is under option or agreed, conditionally or unconditionally, to be put under option.

3.6
The Ordinary Shares are in registered form and, subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares in any class of shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where shares are held in certificated form, share certificates will be sent to the registered members by first class post.

3.7
When admitted to trading, the New Aviva Shares will be registered with the ISIN GB0002162385 and SEDOL number 0216238.

4.       Summary of the Company's Articles of Association

The articles of association of the Company were adopted pursuant to a special resolution of the Company passed on 3 May 2012. The following is a summary of the rights of the holders of Ordinary Shares and of certain significant provisions of the Articles and relevant laws and regulations of various regulatory bodies:

Directors

The number of Aviva directors shall not be less than six, nor more than twenty. Aviva may, in a general meeting by ordinary resolution, increase or reduce the maximum and the minimum number of the directors. The Articles do not contain an age restriction applicable to directors.

Powers of the Board and Election of Directors

The Board manages the business and affairs of the Company. However, the Aviva shareholders must approve certain matters, such as changes to the share capital and the election of directors. Directors are appointed subject to the Articles. At every annual general meeting, all the directors will be subject to re-election as provided in the UK Corporate Governance Code.

Under English law, shareholders of a public company may, by ordinary resolution, appoint a person who is willing to be a director either to fill a vacancy or, subject to any limit provided in the Articles, as an additional director. Shareholders may also remove any director before the end of his or her term of office by ordinary resolution and may appoint another person in his or her place. In addition, under the Articles, the Board also has the power to appoint a director to fill a vacancy on the Board or to serve as an additional director, provided that a director so elected may only serve until the next following annual general meeting of the Company, at which time the director may be elected by shareholders.

Directors' Interests

Section 177 of the Companies Act provides that a director who is directly or indirectly interested in a contract or proposed contract or arrangement or proposed arrangement connected to Aviva or any Aviva subsidiaries must declare the nature of his interest at a meeting of the Board. In the case of a proposed contract or proposed arrangement, the declaration must be made at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration or, if the director was not at the date of the meeting interested in the proposed contract or arrangement, at the next meeting of the Board held after he became so interested. In a case where the director becomes interested in a contract after it is entered into or an arrangement after it is made, the declaration must be made at the first meeting of the Board held after the director becomes so interested.

If the contract was entered into or the arrangement made or the proposed contract or arrangement was considered before the director was appointed or elected, the declaration must be made at the first meeting of the Board following the appointment or election of the director or, if the director was not then aware of the existence of the contract or arrangement or proposed contract or arrangement, at the next meeting following the director becoming so aware.

A director may hold any other office (other than that of auditor) in any other company in which he is in any way interested in conjunction with his office of director for such period and on such terms (as to remuneration and otherwise) as the Board may determine, and no person is disqualified from appointment or election as a director by reason of his holding any office (other than that of auditor).

No director or director candidate is disqualified by his or her office from contracting either with regard to his or her tenure of any such office, nor is any such contract to be avoided, nor is any director so contracting or being so interested to be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship established by his directorship.

Directors' Remuneration

A director is not required to hold any shares by way of qualification. However, under internal guidelines the Aviva Group Chief Executive Officer is required to build up a shareholding in the Company equivalent to 200% of annual base salary, executive directors are required to build up a shareholding in the Company equivalent to 150% of annual base salary and other Group Executive members are required to build up a shareholding in the Company equivalent to 50% of annual base salary. In addition, the executive directors, including the Aviva Group Chief Executive Officer, are required to retain 50% of the net shares released from deferred annual bonuses and Long Term Incentive Plan awards until the shareholding requirements have been met. There is no target date for meeting the share ownership requirements.

The non-executive directors as a body are remunerated for their services in an amount not exceeding £2,000,000 per annum in aggregate, to be determined by the Board, or at such other rate that the Company, in general meeting, may determine by ordinary resolution. Such remuneration is to be divided amongst the directors in such proportions and manner that the Board determines and, in default of such determination, equally. The remuneration payable accrues from day to day. A director is entitled to be repaid all reasonable travelling, hotel and other expenses incurred by such director in or about the performance of his or her duties as director, including any expenses incurred in attending meetings of the Board or of Committees of the Board or general meetings, whether incurred in the United Kingdom or in any overseas country.

The remuneration of the Chairman and executive directors is recommended to the Board by the Remuneration Committee. The remuneration of the non-executive directors is determined by the Board.

Proceedings of the Board and Committees

The Board may meet together for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit and decide the quorum necessary for the transaction of business. Unless and until otherwise decided, the quorum is four directors. No business may be transacted without the requisite quorum. Questions arising at any meeting are decided by a majority of votes. In case of an equality of votes, the chairman of the meeting has a second or casting vote.

Two directors may and, upon request of two directors, the secretary shall summon a Board meeting at any time, by notice given to all of the directors. Notice of a meeting of the Board is deemed to be duly given to a director if it is given to him personally, by word of mouth, by electronic communication to an address given by him for that purpose or sent in writing to him at his last-known address or another address given by him for that purpose. A director absent from the United Kingdom is not entitled to receive notice of any meeting of the Board unless they have requested that notices of Board meetings be sent to an address they supply.

The Board may from time to time appoint one or more directors as Managing Director, Executive Director, joint Managing Directors or joint Executive Directors either for a fixed or an indefinite term and may from time to time, without prejudice to the terms of any agreement entered into in any particular case, remove or dismiss any directors so appointed from office and appoint another director in his or her place.

Liabilities of Directors and Officers

English law does not permit a company to exempt any director or other officer of the company, or any person employed by the company as auditor, from any liability that by virtue of any rule of law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust of which he or she may be guilty in relation to the company. English law enables companies to purchase and maintain insurance for directors, officers and auditors against any such liability. The Company maintains such insurance for its directors and executive officers. The Articles provide that the directors and officers, among others, are entitled to indemnification by Aviva against all costs, charges, losses, expenses and liabilities incurred by such person in connection with the discharge of his or her duties or the exercise of his or her powers.

Debt Limitations

The Articles grant the Board authority to exercise the Company's power to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as security for any debt, liability or obligation of the Company's or of any third party. The aggregate amount of debt borrowed or secured by Aviva or any of its subsidiaries (to the extent the Board can procure through voting and other powers of control and excluding borrowings between subsidiary undertakings and between the Company and its subsidiary undertakings) must not, without the prior approval of the shareholders in a general meeting, exceed twice the aggregate of the share capital and consolidated reserves, subject to certain adjustments set forth in the Articles.

Special Share Rights

Subject to any special rights previously conferred on the holders of any shares or class of shares, the Company may issue any share with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise.

If any class of shares has any preferential right to dividend or return of capital, the conferring on other shares of rights to either dividend or return of capital ranking either before or pari passu with that class is generally deemed a variation of the rights attached to that class of shares.

Subject to legislation and unless otherwise expressly provided by the terms on which shares of that class are held, any of the rights attached to any class of shares may be varied or abrogated with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of such shares. The provisions of the Articles as to general meetings of the Company apply, with any necessary modifications, to a variation of class rights meeting, except that the necessary quorum is two persons present holding at least one-third in nominal value of the issued shares of the class or, for an adjourned meeting, one person present holding shares of the class in question, and where a person is present by proxy or by proxies, that person is treated as holding only the shares in respect of which those proxies are authorised to exercise voting rights.

The Company may issue and allot new preference shares in one or more separate series, each of which may constitute a separate class, and the new preference shares comprising each such series or class will rank pari passu and have such rights and terms as may be attached by the Board prior to allotment. Sterling new preference shares, new preference shares and euro new preference shares will have such rights and terms as the Board may determine in accordance with the terms of their respective capital instruments as well as such further rights and terms as may be determined by the Board prior to their issue.

Allotment of Securities

The Board has the general power to allot equity securities for cash pursuant to the general authority for the first period and each subsequent period.

The Board may at any time after the allotment of a share, but before a person has been entered in the register as the holder of the share, recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on the terms and conditions the Board thinks fit.

Pre-emptive Rights

Under English law, the issue for cash of equity securities or rights to subscribe for or convert into equity securities must be offered in the first instance to the existing equity shareholders in proportion to the respective nominal values of their holdings in the class of equity securities being offered, unless a special resolution has been passed in a general meeting of shareholders dis-applying (whether generally or specifically) this requirement. As is the custom of many companies listed on the Official List of the UK Listing Authority, Aviva generally obtain authority annually from its shareholders to allot up to a specified amount of equity share capital for cash, instead of allotting pro rata to its existing shareholders.

Share Warrants to Bearer

Subject to any statutory restrictions, the Company may issue share warrants with respect to any shares which are fully paid up upon a request in writing by the relevant shareholder. The request should be in the form, and authenticated by the statutory declaration or other evidence as to the identity of the person making the same, as the Board may require.

Calls on Shares

The Board may from time to time make calls on the shareholders in respect of any monies unpaid on their shares or on any class of their shares, whether on account of the nominal value of the shares or by way of premium, and not by the conditions of allotment thereof made payable at fixed times. Each shareholder will be required, subject to the shareholder having been given at least fourteen days' notice specifying the time or times and place of payment, to pay at the time and place so specified the amount called on such shareholder's shares. A call may be made payable by instalments, may be revoked by the Board before receipt of any sum due or postponed as the Board may decide and be deemed to have been made at the time when the resolution of the Board authorising the call was passed. A person upon whom a call is made remains liable for calls made upon him or her notwithstanding the subsequent transfer of the shares.

Forfeiture of Shares

If the whole or any part of any call or instalment of a call in regard to a share is not paid on forfeiture notice or before the day appointed for payment, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on the shareholder in whose name the share is registered requiring payment of so much of the call or instalment as is unpaid, together with any interest and expenses which may have accrued by reason of such non-payment.

Lien on Shares

The Company have a first and paramount lien and charge on every share that has not been fully paid for all monies, whether presently payable or not, called or payable at a fixed time in respect of that share.

Transfer of Shares

Subject to such restrictions in the Articles as may apply, any shareholder may transfer all or any of his or her certificated shares by written instrument, in any usual form or in any other form which the Board may approve, executed by or on behalf of the transferor and, in the case of a transfer of a share not fully paid, by or on behalf of the transferee.

Transmission of Shares

In case of the death of a shareholder, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where such person was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to such shares, but nothing in the Articles shall release the estate of the deceased shareholder from any liability, whether sole or joint, in respect of any share which has been solely or jointly held by the deceased shareholder.

Any person becoming entitled to a share as a result of the death or bankruptcy of a shareholder may, upon production of sufficient evidence of his or her right, either elect to be registered as a shareholder or to nominate some person as a registered shareholder in respect of the share.

Shareholders Resident Abroad

If a shareholder has not provided Aviva with an address in the United Kingdom, the Company is not required to send notices to such shareholder directly. Notices to such shareholders may be posted in Aviva's registered office and are then deemed to be given to those shareholders on the date when they are first posted. Unless otherwise required by law or the Articles, the Company may also give notices by advertisement published once in at least one leading UK daily newspaper. Alternatively, so long as a shareholder has so agreed, Aviva may give notice of a general meeting by posting on the Aviva website, provided the Company have notified the shareholder of the posting in a manner agreed with the Company. There are no limitations on non-resident or foreign shareholders' rights to own Aviva securities or exercise voting rights where such rights are given under English company law.

Equity Share Capital—Rights of Purchase and Redemption

Under English law, a company may issue redeemable shares if authorised by its articles of association and subject to the conditions stated therein. The Articles authorise the issue of redeemable shares. Although the cumulative irredeemable preference shares are not subject to redemption like the ordinary shares, the Articles permit the purchase of the Company's own shares and Aviva may purchase its cumulative irredeemable preference shares. An English company may purchase its own shares, including any redeemable shares, if so authorised by its articles of association and provided that the purchase must be previously approved by a general or specific ordinary resolution of its shareholders in the case of an on-market purchase (although the ABI prefers a special resolution), or a special resolution in the case of an off-market purchase. The shares may be redeemed or repurchased only if fully paid and, in the case of public companies such as Aviva, only out of distributable profits or the proceeds of a new issue of shares issued for the purpose of the purchase or redemption.

As with many other companies listed on the Official List of the UK Listing Authority, Aviva regularly seek authority at annual general meetings to approve on-market purchases of its ordinary shares subject to specified limitations. When a company purchases its own shares wholly out of profits, an amount equal to the nominal amount of the shares purchased and subsequently cancelled must be transferred to the capital redemption reserve, which is generally treated as paid-up share capital. In addition, any amount payable by the company on purchase of its shares in excess of the par value may be paid out of the proceeds of a new issue of shares up to an amount equal to whichever is the lesser of (i) the aggregate of the original premiums received by the company on the issue of those shares or (ii) the amount of the company's share premium account as at the time of the repurchase, including any sum transferred to that account in respect of premiums on the new issue. The UK Listing Authority usually requires that on-market purchases of 15% or more of a company's equity share capital pursuant to a general shareholder authority must be made through either a tender or partial offer to all shareholders (or to all shareholders of the relevant class), and in the case of a tender offer, at a stated maximum or fixed price. Purchases pursuant to a general shareholder authority below the 15% threshold may be made through the market in the ordinary way, provided that the price is not more than 5% above the average of the market value of the company's shares for the five business days before the purchase date.

Winding Up

In the event of a winding up, holders of preference shares have priority over holders of ordinary shares. This applies to all types of preference shares. Aviva are subject to the general insolvency law applicable to UK companies.

Dividends and Reserves

Dividends are based on Aviva's profits and are paid out to shareholders for each share they hold, and do not generally have any restrictions. Dividends are usually paid as cash to both UK and overseas shareholders. Dividends can be paid by cheque or as a direct bank transfer.

Dividends on ordinary shares are generally paid twice a year following the announcement of the Company's full year and half year results. A final dividend is normally paid in May and an interim dividend in November on ordinary shares. Lost dividend cheques can be re-issued. A shareholder may obtain a replacement cheque from the Company registrar. The Company may declare dividends but no dividend may exceed the amount recommended by the Board. The Board may pay to the shareholders such interim dividends (including the fixed dividends payable on any preference or other shares) as appear to the Board to be justified by the Company's profits and, provided that the Board acts in good faith, it shall not incur any responsibility to the holders of any shares conferring a preference which may at any time be issued for any damage they may suffer by reason of the lawful payment of an interim dividend on any shares ranking after such preference shares. No dividend payable in respect of a share shall bear interest against the Company. Any dividend unclaimed after a period of twelve years from the date fixed for payment will be forfeited and revert to the Company.

All dividends unclaimed may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company is not a trustee in respect of this. The Articles do not contain any sinking fund provisions.

General Meetings

Aviva holds an annual general meeting within six months following its accounting reference date. English company law provides for shareholders to exercise their power to decide on corporate matters at general meetings. The Articles require that a general meeting is held annually to declare dividends, to receive and consider the statutory accounts and the reports by the auditor and the directors, to elect directors, approve the appointment and remuneration of the auditor and approve the Directors' Remuneration Report. The quorum required for a general meeting is ten shareholders present in person or by proxy.

Convening and Notice of Meetings

The Board may convene a general meeting as the Company's annual general meeting. The Board may convene a general meeting whenever it thinks fit. The time and place of any annual general meeting or other general meeting called by the Board shall be decided by the Board.

The Board will convene a general meeting upon receiving requests to do so from shareholders representing at least 5% of such of the paid-up capital of the Company as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares). A request to call a general meeting must state the general nature of the business to be dealt with at the proposed meeting. A request may include the text of a resolution, which may be properly moved at the proposed meeting. A request must be in hard copy or electronic form and must be authenticated by the person or persons making it.

The Board will call any annual general meeting by at least twenty one days' notice in accordance with the Articles. Any other general meeting will be called by at least fourteen days' notice also in accordance with the Articles. The notice period calculation under the Articles excludes the day of the relevant meeting and the day on which the notice of meeting is given. Notice of every general meeting will be given in any manner authorised by the Articles to every shareholder holding shares conferring the right to attend and vote at the meeting who, at the time of the convening of the meeting, has paid all calls or other sums presently payable by such shareholder in respect of all shares held by such shareholder, the auditor and the directors.

Constitution of Meetings

No business is transacted at a general meeting unless the requisite quorum is present at the commencement of the business. The quorum for all purposes of a general meeting is ten persons present and entitled to vote upon the business to be transacted, each being a shareholder, a person authorised to act as a representative (in relation to the meeting) of a corporation that is a shareholder or a person appointed as a proxy of a shareholder in relation to the meeting, except that two persons only acting as representatives of a single corporation that is a shareholder or two persons only appointed as proxies of a single shareholder does not constitute a requisite quorum.

Voting

Under English law, the voting rights of shareholders are governed by the Articles, and are subject to the statutory rights of shareholders, including the right to demand a poll. Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. On a show of hands, each shareholder present in person or by a corporate representative or proxy has one vote. On a poll, each shareholder who is present in person or by a corporate representative or by proxy has one vote for every ordinary share held. Subject to any special rights or restrictions attached to any class of shares and to the provisions of the Articles, on a show of hands every shareholder present in person or by proxy will have one vote and on a poll every shareholder present in person or by proxy will have one vote for each 25 pence in nominal amount of share capital held by such shareholder. A person entitled to more than one vote on a poll need not use all his or her votes or cast all his or her votes in the same way. Cumulative irredeemable preference shares entitle their holders to attend and vote at general meetings only when dividends on such shares are in arrears, however this does not apply to holders of Sterling New Preference Shares and Euro New Preference Shares or if a resolution is proposed, abrogating varying or modifying any of the rights of holders of New Preference Shares. Only the holders of ordinary shares on which all sums payable have been paid are entitled to attend meetings and vote. If more than one joint holder votes, only the vote of the shareholder whose name appears first in the register is counted. Any shareholder who is entitled to attend and vote at a meeting is entitled to appoint one or more proxies to attend and vote at the meeting on his or her behalf.

Shareholder Proposals

Under English law, shareholders may requisition a resolution to be voted on at a general meeting if:

(a)
the requisition is made by a holder or the holders of shares that represent not less than 5% of the total voting rights of all shareholders having at the date of the requisition a right to vote at the meeting to which the requisition relates; or

(b)
the requisition is made by not less than 100 shareholders holding shares on which there has been paid up an average sum, per shareholder, of not less than £100.

The requisition must be deposited at the company's registered office not less than one week before the general meeting to which it relates unless the general meeting is called after the requisition is deposited. At any general meeting, the appointment of two or more persons as directors of a public company (such as Aviva) by a single resolution (and not by a separate resolution for each proposed director) may not be proposed unless a resolution approving its proposal is passed by the general meeting with no dissenting votes.

Proxies

A shareholder may appoint more than one proxy in relation to a general meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A form of proxy is, unless otherwise stated, valid for any adjournment of the meeting to which it relates. When two or more valid but differing forms of proxy are delivered or received for the same share for use at the same meeting, the one which is last validly delivered or received regardless of its date or the date of its execution) is be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which form of proxy was last validly delivered or received, none of them is treated as valid.

Accounts

The Board decides whether and to what extent the accounts and books or any of them are to be open to the inspection of shareholders who are not directors. No shareholder who is not a director or an officer has any right of inspecting any account or book or document except as conferred by statute or authorised by the Board or by the Company in a general meeting.

A copy of Aviva's annual accounts and reports is, not less than twenty-one clear days before the date of the meeting, sent or supplied to every shareholder and to every holder of debentures or debenture or loan stock and every person entitled to receive notice of general meeting. The required number of printed copies of every such document is at the same time filed with the UK Listing Authority through the National Storage Mechanism and sent to any stock exchange which has granted a quotation for, or a listing of, any of the shares, as required by their regulations.

Notices

A notice, document or other information may be given to any shareholder either personally or by sending it in hard copy form by post to the shareholder at his or her registered address or, if the shareholder has no registered address within the United Kingdom to the address (if any) in the United Kingdom supplied by the shareholder for the giving of notices to such shareholder or by advertisement or by giving notice in electronic form to an address supplied to the Company by the shareholder for that purpose or by any other means authorised in writing by the shareholder concerned.

Change of Control

There is no specific provision in the Articles that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring involving Aviva or any of its subsidiaries.

However, English law provides for schemes of arrangement. These are arrangements or compromises between a company and its shareholders, creditors, any class of its shareholders, or any class of its creditors, and are used for certain types of reconstructions, amalgamations, capital reorganisations or takeovers. They require sanction of the court and the approval at a meeting of the company convened by an order of the court of a majority of the shareholders or creditors or class of shareholders or creditors representing not less than 75% in value of the capital or debt held by the shareholders or creditors or class present and voting, either in person or by proxy. Once the scheme becomes effective, all shareholders or creditors (or, if it applies to a class, the shareholders or creditors of the relevant class) are bound by the terms of the scheme.

Under the rules of the UK Listing Authority, shareholder approval is required for an acquisition or disposal by a listed company if the gross assets of the company or the business to be acquired or disposed of represent 25% or more of the gross assets of the company or if various other size ratios prescribed by the Listing Rules of the UK Listing Authority are satisfied. Shareholder approval is also required in some circumstances relating to the giving by the listed company of indemnities and similar arrangements. Where the size of the acquisition or disposal falls below the 25% threshold, information may nevertheless be required to be published. Shareholder approval may also be required for an acquisition or disposal of assets between a listed company and related parties including:

(a)
directors of the company or its subsidiaries;

(b)
holders of 10% or more of the nominal value of any class of the company's or any holding company's or subsidiary's shares having the right to vote in all circumstances at general meetings of the relevant company; or

(c)
any associate of persons described in the two preceding bullet points above.

English law also provides that where a takeover offer is made for the shares of a company incorporated in the United Kingdom and the offeror has acquired or unconditionally contracted to acquire not less than nine-tenths in value of the shares of any class to which the offer relates and, where the shares to which the offer relates are voting shares, not less than nine-tenths of the voting rights carried by those shares, the offeror may, within three months of the last day on which the offer could be accepted, by notice require shareholders who have not accepted the offer to transfer their shares to the offeror on the terms of the offer. A dissenting shareholder may apply to the court within six weeks of the date on which the notice was given objecting to the transfer or its proposed terms. The court is unlikely, absent unfair treatment, fraud or oppression, to exercise its discretion to order that the transfer shall not take effect, but it may specify the terms of the transfer as it finds appropriate. Where an offeror has reached such nine-tenths level, a minority shareholder is also entitled to require the offeror to acquire his shares on the terms of the offer ("sell-out right") within three months of the last day on which the offer could be accepted or, if later, three months from the date on which the offeror served notice on the minority shareholder notifying him of the sell-out right.

Mergers are sometimes effected through the use of a members' voluntary liquidation of a company pursuant to the Insolvency Act 1986, which provides for the transfer of the whole or part of the assets of that company to another company in return for shares in the transferee company. To effect the transfer, a resolution must be passed by at least 75% of shareholders conferring authority on the liquidator. Any shareholder who does not vote in favour of the resolution may express his dissent by writing to the liquidator within seven days after the passing of the resolution, requiring the liquidator either to abstain from carrying the resolution into effect or to purchase the shareholder's interest at a price to be determined by agreement or by arbitration under the Insolvency Act 1986. The liquidator may apply to the court if it disputes the shareholder's contention and the court may make such an order on the application as it thinks just.

Major Shareholding and Disclosure of Interests

The Articles do not contain any provisions requiring disclosure of shareholdings over and above that which is required by English law.

The basic disclosure requirement under English law and the Disclosure and Transparency Rules promulgated by the FCA imposes an obligation on a person to notify the FCA and the Company of the percentage of the voting rights in Aviva such person holds or controls directly or indirectly. The Disclosure and Transparency Rules set out the circumstances in which an obligation of disclosure arises as well as certain exemptions from those obligations for specified persons. This obligation is triggered if the percentage of voting rights reaches, exceeds or falls below 3% and any subsequent whole percentage figure as a result of an acquisition or disposal reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to Ordinary Shares. The Disclosure and Transparency Rules also deal with the disclosure by certain persons including directors, of interests in shares of the listed companies of which they are directors, and in derivatives and other financial instruments relating to those shares. The Company may, under English law require a person that the Company know or have cause to believe is or was during the three years preceding the date of notice interested in Ordinary Shares to indicate whether or not that is the case and to provide certain information as is permitted under the law.

The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an Offer Period.

5.       Directors, Proposed Directors and Group Executive

5.1
The Directors, Proposed Directors and members of the Group Executive and their functions within the Company and brief biographies are set out in Part XV ("Directors, Proposed Directors, Group Executive and Corporate Governance").

5.2
The business address of each of the Directors and each member of Group Executive is St Helen's, 1 Undershaft, London, EC3P 3DQ and this will be the business address of each of the Proposed Directors following the Proposed Directors' appointment.

5.3
In addition to their directorships of the Company and other members of the Aviva Group, the Directors and members of Group Executive hold, or have held, the following directorships and are or were members of the following partnerships, within the past five years:

Name	Current directorships/partnerships	Former directorships/partnerships
John McFarlane	Member of the Cranfield School of Management Advisory Board
Chairman and Independent Non-Executive Director of FirstGroup plc
Independent Non-Executive Director of Barclays plc
Chairman and Independent Non-Executive Director of Old Oak Holdings Limited
Chairman and Independent Non-Executive Director of Westfield Corporation
Independent Non-Executive Director of Westfield America Management Limited	Independent Non-Executive Director of National Westminster Bank plc
Independent Non-Executive Director of The Royal Bank of Scotland Group plc
Independent Non-Executive Director of The Royal Bank of Scotland plc
Independent Non-Executive Director of Westfield Holdings Limited
Independent Non-Executive Director of Westfield Management Limited
Mark Andrew Wilson	—	Director of AIA Group Limited
Tom Stoddard	Trustee of Trout Limited	—
Glyn Barker	Independent Non-Executive Director of Auctus 1234 Limited	—
Independent Non-Executive Director of The Berkeley Group Holdings plc
Deputy Chairman of English National Opera
Group Non-Executive Chairman of Irwin Mitchell Holdings Limited
Director of Percuil Limited
Non-Executive Director of Transocean Limited

Name	Current directorships/partnerships	Former directorships/partnerships
Non-Executive Chairman, Advisory Board of Restoration Partners
Patricia Anne Cross

Chairman of Commonwealth Superannuation Corporation
Chairman of Crossakiel Nominees Pty Limited
Independent Non-Executive Director of Macquarie Bank Limited
Independent Non-Executive Director of Macquarie Group Limited

Independent Non-Executive Director of National Australia Bank Limited
Independent Non-Executive Director of Qantas Airways Limited
Independent Non-Executive Director of Wesfarmers Limited
Independent Non-Executive Director of JB Were Limited

Michael John Hawker

Independent Non-Executive Chairman of Australian Rugby Union
Executive Director of Dayera Investments Pty Limited
Non-Executive Director of The George Institute for Global Health (UK)
Independent Non-Executive Chairman of The George Institute for Global Health
Non-Executive Director of the International Rugby Board
Non-Executive Director of the International Rugby Development Limited
Non-Executive Director of IRFB Services (Ireland) Limited
Non-Executive Director of Rugby World Cup Limited
Non-Executive Director of RWC 2003 Limited
Independent Non-Executive Director of Macquarie Bank Limited
Independent Non-Executive Director of Macquarie Group Limited
Non-Executive Director of SANZAR Pty Limited
Independent Non-Executive Director of Washington H Soul Pattinson and Company Limited

Advisory Board Director of General Enterprise Management Services Limited
Executive Director of Hawker Advisory Services Pty Limited
Executive Director of Hawkreach Limited
Non-Executive Director of Saltbush Funds Management Limited
Independent Non-Executive Director of Sydney University Football Club Foundation Limited

Gay Huey Evans

Non-Executive Director of ConocoPhillips
Non-Executive Director of Itau BBA International Limited
Independent Non-Executive Director of The Financial Reporting Council Limited
Trustee of Wellbeing of Women

Trustee of Bucknell University
Director of Eaton Mansions (Westminster) Limited
Director of Falcon Private Wealth Limited
Independent Non-Executive Director of London Stock Exchange plc
Independent Non-Executive Director of The London Stock Exchange Group plc
Trustee of The Wigmore Hall Trust

Michael Philip Mire	Director of MMServicecompany Limited Senior Independent Director of Care Quality Commission	Director of McKinsey & Company Inc. (UK) Pension Trustees Limited

Name	Current directorships/partnerships	Former directorships/partnerships
Sir Adrian Alastair Montague

Independent Non-Executive Chairman of 3i Group plc
Independent Non-Executive Director of Anglian Water (Osprey) Financing plc
Independent Non-Executive Director of Anglian Water Group Limited (Jersey)
Independent Non-Executive Chairman of Anglian Water Services Financing plc
Independent Non-Executive Chairman of Anglian Water Services Holdings Limited
Independent Non-Executive Chairman of Anglian Water Services Limited
Independent Non-Executive Chairman of AWG Parent Co Limited
Non-Executive Director of Cellmark Holdings AB
Independent Non-Executive Chairman of The Manchester Airport Group plc
Independent Non-Executive Chairman of Osprey Acquisitions Limited
Independent Non-Executive Chairman of Osprey Holdco Limited
Independent Non-Executive Director of Skanska AB
Independent Non-Executive Director of Morrison Limited
Chairman of The Point of Care Foundation

Independent Non-Executive Director of Hurricane Exploration plc Chairman of London First Chairman of Michael Page International plc Non-Executive Deputy Chairman of UK Green Investment Bank plc
Robert William Stein	Non-Executive Director of Assurant, Inc. Non-Executive Director of Resolution Life Holdings, Inc.	—
Jonathan Scott Wheway	Independent Non-Executive Director of Santander UK plc Independent Non-Executive Director of Santander Group Holdings Limited	Chief Executive Officer Best Buy Europe Distributions Limited
Nick Amin	—	—
David Barral	Non-Executive Director of Culbone Trading Limited Non-Executive Director of Virgin Wines Holding Company Limited	Director of Norwich Union Life (RBS) Limited
Paul Boyle	Non-Executive Director of Financial Skills Partnership Non-Executive Director of FSP Trading Limited Non-Executive Director of Plus500 Limited	Non-Executive Director of JSSC
Kirstine Cooper	Non-Executive Director of ENB Productions Limited Non-Executive Director of English National Ballet Enterprise Limited	—
Christine Deputy	—	—
John Lister	—	Director of York Cares
David McMillan	—	—

Name	Current directorships/partnerships	Former directorships/partnerships
Euan Munro	—

Director of Munro Holdings (Scotland) Limited
Director of Standard Life Investments (General Partners Gars) Limited
Director of Standard Life Investments Limited
Director of Standard Life Wealth Limited
Director of T. Media Distributions Limited

Khor Hock Seng	—	—
Maurice Tulloch	—	—
Jason Windsor	—	—
Andrew Brem	—	Director of British Gas Services Limited

In addition to their directorships of Friends Life and other members of the Friends Life Group, the Proposed Directors hold, or have held, the following directorships and are or were members of the following partnerships, within the past five years:

Name	Current directorships/partnerships	Former directorships/partnerships
Andy Briggs	Fellow of the Institute of Actuaries Director of ABI Chairman of the ABI Audit Committee	CEO of Scottish Widows CEO of the General Insurance businesses of Lloyds Banking Group CEO of Prudential Group's UK Retirement Income
Sir Malcolm Williamson

Chairman of Cass Business School's Strategy and Development Board
Chairman of the Board of Trustees of Youth Business International Limited
Chairman of the Governing Council of the Centre for the Study of Financial Innovation
Chairman of Newday Group Limited

Chairman of Clydesdale Bank plc
Chairman of National Australia Group Europe Limited
Chairman of CDC Group plc
Chairman of Britannic Group plc
Deputy Chairman of Resolution plc
President and CEO of Visa International
Group Chief Executive of Standard Chartered plc

5.4
Save as set out above, none of the Directors, the Proposed Directors, the Group Executive or the Company Secretary has any business interests, or performs any activities, outside the Aviva Group or the Friends Life Group (as applicable) which are significant with respect to the Aviva Group or the Friends Life Group (as applicable). There are no family relationships between any of the Directors or Proposed Directors, between any members of the Group Executive or between any Directors, Proposed Directors and any members of Group Executive.

5.5
As at the date of this Prospectus, none of the Directors, the Proposed Directors or members of the Group Executive has, at any time within the last five years:

(a)
had any prior convictions in relation to fraudulent offences; or

(b)
been declared bankrupt or been the subject of any individual voluntary arrangement; or

(c)
been associated with any bankruptcies, receiverships or liquidations when acting in the capacity of a member of the administrative, management or supervisory body or of a senior manager; or

(d)
been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including designated professional bodies); or

(e)
been disqualified by a court from acting in the management or conduct of the affairs of any issuer; or

  (f)
  been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer; or

  (g)
  been a partner or senior manager in a partnership which, while he was a partner or within 12 months of his ceasing to be a partner, was put into compulsory liquidation or administration or which entered into any partnership voluntary arrangement; or

  (h)
  owned any assets which have been subject to a receivership or been a partner in a partnership subject to a receivership where he was a partner at the time or within the 12 months preceding such event; or

  (i)
  been a director or senior manager of a company which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation or administration or which entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of creditors, at any time during which he was a director or senior manager of that company or within 12 months of his ceasing to be a director or senior manager.

6.       Directors', Proposed Directors' and Senior Managers' Interests in the Company

6.1
As at 15 January 2015 (being the latest practicable date prior to the date of this Prospectus), and as is expected to be the position immediately following Admission, except as disclosed in paragraph 6.2 below, neither the Directors, the Proposed Directors nor the Senior Managers, and none of their respective immediate families, have any interests in the share capital of the Company which:

(a)
are required to be notified to the Company pursuant to Chapter 3 of the Disclosure and Transparency Rules;

(b)
are interests of a connected person (within the meaning of Schedule 11B of FSMA) which would be required to be disclosed under paragraph (a) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, Proposed Director or Senior Manager, as at the date of this Prospectus; or

(c)
would have been required to be disclosed by paragraphs (a) or (b) above if the relevant member of the Group Executive had been a PDMR of the Company.

6.2
As at 15 January 2015 (being the latest practicable date prior to the date of this Prospectus), the total interests in Ordinary Shares of the Directors, Proposed Directors and Senior Managers

  (whether direct or indirect), as well as the options or awards granted to such Directors, Proposed Directors and Senior Managers, are as set out in the table below:

Name	Interest in Ordinary Shares	Options or awards under The Aviva Long Term Incentive Plan 2011	Options or awards under The Aviva Annual Bonus Plan 2011	Options or awards under The Aviva Savings Related Share Option Scheme 2007	Options or awards under The Aviva Recruitment and Retention Share Award Plan 2011
John McFarlane	10,000	—	—	—	—
Mark Andrew Wilson	150,000	1,584,503	150,306	3,615	—
Tom Stoddard	—	—	—	—	—
Glyn Barker	11,700	—	—	—	—
Patricia Anne Cross	7,000	—	—	—	—
Michael John Hawker	20,000	—	—	—	—
Gay Huey Evans	5,000	—	—	—	—
Michael Philip Mire	7,500	—	—	—	—
Sir Adrian Montague	22,068	—	—	—	—
Robert William Stein	17,000	—	—	—	—
Jonathan Scott Wheway	13,579	—	—	—	—
Nick Amin	12,744	163,599	36,036	2,884	—
David Barral	51,750	459,155	150,098	—	—
Paul Boyle	8,308	287,568	65,422	—	—
Andrew Brem	—	—	—	—	—
Andy Briggs	216	—	—	—	—
Kirstine Cooper	47,157	434,575	138,618	3,408	—
Christine Deputy	682	350,607	36,713	2,884	—
John Lister	98,498	552,585	174,225	—	—
David McMillan	201,137	625,227	154,015	3,358	—
Euan Munro	80,639	204,498	—	2,147	342,133
Khor Hock Seng	30,327	346,446	35,050	—	—
Monique Shivanandan	1,318	118,098	—	—	135,330
Maurice Tulloch	42,937	661,015	181,130	—	—
Chris Wei	—	—	—	—	—
Jason Windsor	42,150	502,424	171,601	—	—
6.3
As at 15 January 2015 (being the latest practicable date prior to the date of this Prospectus), the interests of the Directors, Proposed Directors and Senior Managers in the Ordinary Shares as set out in the first column in the table in sub-paragraph 6.2 above together represent 0.03% of the issued share capital of the Company and (not taking account of outstanding awards or options, and assuming that 1,105,000,000 New Aviva Shares are issued in connection with the Proposed Acquisition) will represent 0.02% of the issued share capital of the Company on Admission.

6.4
Save as disclosed in this document, it is not expected that any Director, Proposed Director or Senior Manager will have any interest in the share capital of the Company on Admission and there is no person to whom any capital of any member of the Aviva Group is under award or option or agreed unconditionally to be put under award or option.

7.       Interests of significant shareholders

7.1
In so far as it is known to the Company, as at 15 January 2015 (being the latest practicable date prior to the publication of this document), the following shareholders will, on Admission, be directly or indirectly interested (within the meaning of the Companies Act) in 3% or more of the Company's issued share capital (being the threshold for notification of interests that will apply to Aviva Shareholders as of Admission pursuant to Chapter 5 of the Disclosure and Transparency Rules). The significant interests of these shareholders in the Company, both as at 15 January 2015 (being the latest practicable date prior to the date of this document) and as expected immediately following Admission based on the assumption that the holdings of such persons in Aviva or Friends Life (as relevant) as at 15 January 2015 (being the latest practicable date prior to the publication of this document) do not change, 1,105,000,000 New Aviva Shares are issued in connection with the Proposed Acquisition and that no other issues of Ordinary Shares and Friends

  Life Shares occur between the date of this document and Admission, are set out in the following table:

	Interests in Ordinary Shares as at 15 January 2015		Interests in Enlarged Aviva Group Shares immediately following Admission
Shareholder	No.	% of total issued	No.	% of total issued
BlackRock Inc.	196,782,959	6.67%	287,011,918	7.08%
Franklin Resources, Inc.	153,193,053	5.19%	154,375,966	3.81%
Legal & General Investment Management Ltd	108,773,968	3.69%	141,443,889	3.49%
Standard Life Investments	88,529,525	3.00%	96,947,924	2.39%
Schroders Plc	46,155,445	1.56%	140,966,523	3.48%
7.2
Save as disclosed in this paragraph 7, the Directors and Proposed Directors are not aware of any holdings of voting rights (within the meaning of Chapter 5 of the Disclosure and Transparency Rules) which will represent 3% or more of the total voting rights in respect of the issued share capital of the Company following Admission.

7.3
As at 15 January 2015 (being the latest practicable date prior to the publication of this Prospectus), Aviva was not aware of any person or persons who, directly or indirectly, jointly or severally, exercise or could exercise control over Aviva, nor is it aware of any arrangements the operation of which may result in a change in control of Aviva.

7.4
There are no differences between the voting rights enjoyed by the Aviva Shareholders described in paragraph 7.1 above and those enjoyed by any other holder of Ordinary Shares in the Company.

7.5
For a description of the measures in place to ensure that the control exercised over the Company by the Aviva Shareholders is not abused, please see paragraph 20 below of this Part XVI ("Additional Information").

7.6
Save in connection with the Proposed Acquisition, the Company, the Directors and the Proposed Directors are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

8.       Directors' remuneration and benefits

Executive directors are employed on the terms and conditions of their employment contracts. Under the terms of their employment contracts, executive directors are paid a basic annual salary as set out below and are eligible to receive a maximum discretionary bonus of 150% of basic salary with 75% of basic salary payable for performance in line with target and 25% payable for threshold performance. Two thirds of any bonus awarded is required to be deferred into Ordinary Shares which vest after three years. Executive directors are eligible for a long-term incentive plan allowing awards of up to 350% of basic salary and threshold performance would result in a vesting level of 20% of maximum. Executive directors are eligible to participate in a defined contribution pension scheme, with the level of benefits determined by seniority and local market. Ordinarily, employer contributions under UK contracts do not exceed 31% of basic salary (minus employee contribution of 8% of the "Scheme Specific Earnings Cap" (£141,600 for 2013/2014 and £145,800 for 2014/2015)). Other benefits are set at a level which the remuneration committee considers appropriate and may include cash car allowance, private medical insurance for executive and their family, life insurance and reasonable travel benefits. Executive directors are entitled to 30 days' holiday and sick pay at a rate of 100% of basic salary for 52 weeks and 75% for a further 52 weeks thereafter. Executive directors' appointments are terminable by the executive director on not less than six months' notice and by the Company on not less than 12 months' rolling notice and the Company has the right to make a payment in lieu of notice (basic salary only). Executive directors are subject to a non-compete covenant during employment and for a period of six months following the termination of their employment. Their agreements are governed by the laws of England and Wales.

Mr Mark Wilson is employed as the Aviva Group Chief Executive Officer pursuant to the terms of an employment contract with the Company the terms of which took effect on 1 December 2012. Under the terms of the agreement, Mr Wilson is paid a basic annual salary of £980,000 and is eligible to receive a discretionary bonus of 75% of basic salary for plan performance and up to 150% of basic salary for stretch performance. Two thirds of any bonus awarded is required to be deferred into Ordinary Shares for three years. Mr Wilson is eligible for a long-term incentive plan grant with a face value of up to 350% of basic salary.

Mr Tom Stoddard is employed as Chief Financial Officer pursuant to the terms of an employment contract with the Company the terms of which took effect on 28 April 2014. Under the terms of the agreement, Mr Stoddard is paid a basic annual salary of £675,000 and is eligible to receive a discretionary bonus of up to 75% of basic salary for plan performance and up to 150% of basic salary for stretch performance. Two thirds of any bonus awarded is required to be deferred into Ordinary Shares for three years. Mr Stoddard is eligible for a long-term incentive plan grant with a face value of up to 350% of basic salary.

Non-executive directors, including the Chairman of the Company, have letters of appointment which set out their duties and responsibilities. The board membership fee for non-executive directors from 1 April 2014 is £70,000 per annum. The Chairman of the Company was paid £550,000 for 2014 inclusive of any board membership fee or committee membership fee. A full breakdown of fees for 2014, including that paid for committee memberships, is set out in the table below. Each non-executive director, including the Chairman, is subject to annual re-election by the shareholders at each annual general meeting. Non-executive directors are entitled to reimbursement of travel and other expenses reasonably incurred in the performance of their duties. Each director must be able to devote sufficient time to the role in order to discharge their responsibilities effectively. Appointments are terminable by either party at their discretion upon giving one month's written notice for non-executive directors and three months' written notice in the case of the Chairman.

Non-executive directors' fees Role	Fee from 1 April 2014	Fee from 1 April 2013
Chairman of the Company(1)	£550,000	£550,000
Board membership fee	£70,000	£65,000
Additional fees are paid as follows:
Senior Independent Director	£35,000	£35,000
Committee Chairman (inclusive of committee membership fee)
—Audit	£45,000	£45,000
—Governance	£35,000	£20,000
—Remuneration	£35,000	£35,000
—Risk	£45,000	£45,000
Committee membership
—Audit	£15,000	£15,000
—Governance	£12,500	£10,000
—Nomination	£7,500	£7,500
—Remuneration	£12,500	£12,500
—Risk	£15,000	£15,000

Note:

(1)
Inclusive of Board membership fee and any committee membership fees

Pensions

Aviva's Executive Directors are eligible to participate in a defined contribution plan under which they can elect to receive 31% of basic salary from Aviva minus a personal contribution of 8% of basic salary up to the scheme specific earnings cap (£141,600 in 2013/2014). For the year ended 31 December 2013, Executive Director Mark Wilson and former Executive Director Trevor Matthews elected to receive 31% of basic salary from Aviva minus a personal contribution of 8% of basic salary up to the scheme specific earnings cap. For the nine months ended 30 September 2014, Executive Director Mark Wilson and Executive Director Tom Stoddard elected to receive 31% of basic salary from Aviva minus a personal contribution of 8% of basic salary up to the scheme specific earnings cap. For the year ended 31 December 2013, and until his resignation in 2014, former Executive Director Patrick Regan elected to receive 29% of basic salary from Aviva minus a personal contribution of 7% of basic salary up to the scheme specific earnings cap.

The table below sets out the various pensions contributions made by Aviva and the Executive Directors (including former Executive Directors) (as applicable) for the year ended 31 December 2013, as well as those made for the nine months ending 30 September 2014.

Form of contribution	For the year ending 31 December 2013	For the nine months ending 30 September 2014
Aviva made the following employer contributions into the defined contribution section of the ASPS on behalf of Aviva's Executive Directors	Executive Directors Mark Wilson £76,244 Tom Stoddard N/A Former Executive Directors Patrick Regan £40,151 Trevor Matthews £46,772	Executive Directors Mark Wilson £23,836 Tom Stoddard £13,322 Former Executive Directors Patrick Regan £10,022
Aviva made the following payments in lieu of pension above the lifetime or annual allowance caps	Executive Directors Mark Wilson £216,430 Tom Stoddard N/A Former Executive Directors Patrick Regan £159,065 Trevor Matthews £44,840	Executive Directors Mark Wilson £195,350 Tom Stoddard £62,759 Former Executive Directors Patrick Regan £38,362
The Executive Directors made the following salary exchange contributions	Executive Directors Mark Wilson £11,256 Tom Stoddard N/A Former Executive Directors Patrick Regan £9,849 Trevor Matthews £14,188	Executive Directors Mark Wilson £8,664 Tom Stoddard £4,860.00 Former Executive Directors Patrick Regan £2,478

The Chairman and non-executive directors do not participate in any pension arrangements.

9.       Aviva Share Schemes

9.1
Aviva operates the following employee share plans (together, the "Aviva Share Schemes"):

(a)
The Aviva Long Term Incentive Plan 2011;

(b)
The Aviva Annual Bonus Plan 2011;

(c)
The Aviva Recruitment and Retention Share Award Plan 2011;

(d)
The Aviva All Employee Share Ownership Plan;

(e)
The Aviva Savings Related Share Option Scheme 2007;

(f)
The Aviva Investors Deferred Share Award Plan; and

(g)
The Aviva Investors 2009 Long Term Incentive Plan.

9.2
The key terms of the Aviva Share Schemes are set out below.

(a)
The Aviva Long Term Incentive Plan 2011 ("2011 LTIP")

(i)
General

      The Board is responsible for granting awards and administering the 2011 LTIP. Awards may be granted by the Board, any other member of the Aviva Group or by a trustee of an employee benefit trust. The Aviva Long Term Incentive Plan 2011 is discretionary and only operates in those years that the Board determine. The 2011 LTIP appendices detail the terms of the operation of the 2011 LTIP in France, Canada, USA and Sri Lanka.

    (ii)
    Eligibility

      Any employee (including an executive director) who is employed on the award date in accordance with any selection criteria that the Board in its discretion may set is eligible to participate in the 2011 LTIP. Unless the Board considers that special circumstances exist, an award may not be granted to an employee who has given or received notice of termination of employment on the award date, whether or not such termination is lawful.

    (iii)
    Grant of awards

      Awards may normally only be granted within the 42 day period following the announcement of the Company's results for any period. Awards may also be granted following the lifting of dealing restrictions which prevented the granting of awards during such period. The Board may resolve that exceptional circumstances exist which justify the grant of awards at any other time.

      Awards may be granted as conditional awards, options or as a combination of the two. An award may be satisfied using new issue or existing shares (including treasury shares). Dividend equivalents, in cash or shares, may be paid if determined at grant by the grantor, on such basis as the grantor may determine. Awards may also be granted as "Cash Conditional Awards", entitling the holder to the cash value of a number of notional shares.

      An employee participant is not required to pay for the grant of any award. Options are not transferable (other than on the death of a participant) without Board consent.

    (iv)
    Performance conditions

      Awards may, and in the case of executive directors must, be subject to performance conditions linked to the performance of the company. Awards may be granted subject to such other additional conditions as the grantor may specify at grant, provided these are objective and specified at the award date. Any conditions to which awards are subject may be waived or changed with Board consent. This includes amendments to any performance condition in accordance with its terms or if anything happens which causes Aviva reasonably to consider it appropriate to make the change.

    (v)
    Individual limits

      No employee may be granted an award under the 2011 LTIP in any financial year which would cause the market value of the shares subject to the awards granted to exceed 350% of the annual rate of the employee's total basic salary at a date determined by the Board. "Basic salary" means the employee's gross salary before any adjustment to take account of any flexible benefits and excludes bonuses and benefits in kind the employee might receive. For participants located in the United States, the limit may be exceeded up to 450% in exceptional circumstances as the Board may determine.

    (vi)
    Limits on the issue of shares

      The 2011 LTIP is subject to the following overall limits on the number of new and treasury shares which may be subscribed:

        (A)
        in any 10 year period, not more than 10% of the issued ordinary share capital of Aviva from time to time under the 2011 LTIP, or options or awards under any other employee share plan; and

        (B)
        in any 10 year period, not more than 5% of the issued ordinary share capital of Aviva, when added to the number of shares which have been issued, or committed to be issued, to satisfy awards under the 2011 LTIP, or options or awards under any other discretionary employee share plan adopted by Aviva.

      For the purposes of these limits, the shares associated with options or other rights to acquire shares which are subsequently released or lapse are disregarded. In addition, as long as so required by the ABI, shares transferred from treasury are counted as part of the ordinary share capital of Aviva, and as shares issued by Aviva.

    (vii)
    Vesting of awards

      The expected date of vesting will normally be the third anniversary of the grant date, or as otherwise specified in a performance condition.

      Options will normally be exercisable from the date of vesting until:

        (A)
        for options granted with a zero, or less than market value option price, the expiry of a period of six months; and

        (B)
        for options granted with a market value option price, the tenth anniversary of the date of grant.

      Awards may be satisfied using new issue or existing shares (including treasury shares). The grantor may, subject to the approval of the Board, decide to cash settle awards.

    (viii)
    Malus adjustment

      The Board may decide that an award which has not vested (or in the case of an option, been exercised) will lapse wholly or in part if they consider that the participant or his team has engaged in misconduct or if there is a materially adverse misstatement of the company's financial statements. An amendment to the 2011 LTIP effective from 1 January 2013 allows the Board to adjust downwards (including to nil) the number of shares subject to an award if they determine the performance of the Company, any member of the group, business area or team and/or the conduct, capability or performance of the participant, justifies such an adjustment.

    (ix)
    Leavers

      An award which has not vested will cease to be capable of vesting on the date the participant gives or receives notice of termination, and will lapse on the date of cessation in circumstances other than "good leaver" circumstances.

      For awards granted after 1 January 2013, "good leaver" circumstances are:

        (A)
        death;

        (B)
        disability (evidenced to the employer's satisfaction);

        (C)
        any other reason at the directors' discretion in a particular case.

      Awards granted before 1 January 2013 are subject to further automatic "good leaver" terms which include redundancy; ill-health; injury; retirement; a transfer outside of the Aviva Group of the undertaking or part of the undertaking in which the participant works; and the participant ceasing to be employed in an Aviva Group company.

      If a participant ceases employment before the normal vesting date in any of the applicable good leaver circumstances, the award shall not lapse and will vest to the extent the performance condition is met at the end of the performance period. In the event of death, or where the Board decides in its discretion, the performance period will be deemed to end on the date of cessation and the award will vest immediately to the extent the performance condition has been or is likely to be satisfied. The award will be time pro-rated accordingly, unless the Board determines otherwise.

      Vested options will lapse on any date on which the participant ceases to be an employee by reason of dismissal for misconduct or after six months following cessation of employment in "good leaver" circumstances (or 12 months in the case of death).

    (x)
    Change of control

      In the event of:

        (A)
        a general offer to acquire shares becoming wholly unconditional;

        (B)
        a scheme of arrangement in connection with the acquisition of shares is sanctioned; or

        (C)
        a person (or a group of persons acting in concert) obtaining control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company in any other way,

      subsisting awards will vest to the extent the performance condition is met and applying time pro-rating (unless the Board determines otherwise). Alternatively, with the consent of the acquiring company, subsisting awards will be exchanged for equivalent rights to acquire shares in the acquiring company, either at the participant's election or automatically, if the Board and acquiring company so determine.

      If Aviva is or may be affected by any demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Board, might affect the current or future value of any award, the Board may allow an award to vest. Awards will vest to the extent the performance condition is met and applying time pro-rating (unless the Board determines otherwise).

    (xi)
    Rights attaching to shares

      Shares issued to satisfy awards under the 2011 LTIP will rank equally in all respects with the shares in issue on the date of allotment. They will not rank for any rights attaching to shares by reference to a record date preceding the date of allotment. Where shares are transferred to a participant, including a transfer out of treasury, the participant will be entitled to all rights attaching to the shares by reference to a record date on or after the transfer date but will not be entitled to rights before that date.

    (xii)
    Variation of capital

      In the event of a variation in the equity share capital (including a capitalisation or rights issue, sub-division, consolidation or reduction), a demerger, a special dividend or distribution or any other corporate event which might affect the current or future value of any award, the Board may adjust the number or class of shares or securities subject to the award and, in the case of an option, the option price.

    (xiii)
    Alterations

      The 2011 LTIP may at any time be altered by the Board in any respect. However, any alterations to the advantage of participants in relation to the limits on the number of shares which may be issued, limits on individual participation or the basis for determining a participant's entitlement and rights in the event of a variation of capital must be approved in advance by Aviva Shareholders in general meeting, unless the alteration or addition is minor in nature and is made to the benefit of the administration of the 2011 LTIP; to comply with or take account of the provisions of any proposed or existing legislation or any changes to that legislation; or, to obtain or maintain favourable tax, exchange control or regulatory treatment of Aviva, any subsidiary or any present or future participant.

      The Aviva Remuneration Committee is reviewing amendments to the terms relating to malus, the introduction of clawback and extended retention periods which are expected to be implemented before awards are made in March 2015.

  (b)
  The Aviva Annual Bonus Plan 2011 ("2011 ABP")

  (i)
  General

      The 2011 ABP operates in conjunction with Aviva's annual cash bonus arrangements. It is intended that a proportion of any cash annual bonus payable under such bonus arrangements will be compulsorily applied in the acquisition of shares under the 2011 ABP. The Aviva board of directors is responsible for granting awards and administering the 2011 ABP. Awards may be granted by the Board, any other member of the Aviva Group or by a trustee of an employee benefit trust. These will take the form of deferred share awards. The 2011 ABP appendices detail the terms of the operation of the 2011 ABP in France, Canada and USA.

    (ii)
    Eligibility

      Any employee (including an executive director) who is employed on the award date in accordance with any selection criteria that the Board in its discretion may set will be eligible to participate in the 2011 ABP. Unless the Board considers that special circumstances exist, any deferred share award may not be granted to an employee who on the award date has given or received notice of termination of employment, whether or not such termination is lawful.

    (iii)
    Grant of awards

      Awards may normally only be granted within the 42 day period following the announcement of the Company's results for any period. Awards may also be granted following the lifting of dealing restrictions which prevented the granting of awards during such period. The Board may resolve that exceptional circumstances exist which justify the grant of awards at any other time.

      Awards may be granted as conditional awards, options or as a combination of the two. An award may be satisfied using new issue or existing shares (including treasury shares). Dividend equivalents, in cash or shares, may be paid if determined at grant by the grantor, on such basis as the grantor may determine.

      An employee participant is not required to pay for the grant of any award. Options are not transferable (other than on the death of a participant) without Board consent.

      No performance conditions apply to deferred share awards under the 2011 ABP.

    (iv)
    Individual limits

      The maximum amount of any cash bonus paid which can be deferred and subject to a deferred share award is two thirds of the annual cash bonus amount.

    (v)
    Limits on the issue of shares

      The 2011 ABP is subject to the following overall limits on the number of new Ordinary Shares which may be subscribed:

        (A)
        in any 10 year period, not more than 10% of the issued ordinary share capital of Aviva from time to time under the 2011 ABP, or options or awards under any other employee share plan.

        (B)
        in any 10 year period, not more than 5% of the issued ordinary share capital of Aviva, when added to the number of shares which have been issued, or committed to be issued, to satisfy awards under the 2011 ABP, or options or awards under any other discretionary employee share plan adopted by Aviva.

      For the purposes of these limits, the shares associated with options or other rights to acquire shares which are subsequently released or lapse are disregarded. In addition, as long as so required by the ABI, shares transferred from treasury are counted as part of the ordinary share capital of Aviva, and as shares issued by Aviva.

    (vi)
    Vesting of awards

      The expected date of vesting will normally be the third anniversary of the grant date, or as otherwise specified in any applicable condition. Options will normally be exercisable from the date of vesting until the expiry of the period of six months after vesting. Awards are normally granted as unconditional awards and may be satisfied using new issue or existing shares (including treasury shares). The grantor may, subject to the approval of the Board, decide to cash settle awards.

    (vii)
    Malus adjustment

      The Board may decide that an award which has not vested (or in the case of an option, been exercised) will lapse wholly or in part if they consider that the participant or his team has engaged in misconduct or if there is a materially adverse misstatement of the company's financial statements. The Board may also adjust downwards (including to nil) the number of shares subject to an award if they determine the performance of the Company, any member of the group, business area or team and/or the conduct, capability or performance of the participant, justifies such an adjustment.

    (viii)
    Leavers

      An award which has not vested will cease to be capable of vesting on the date the participant gives or receives notice of termination, and will lapse on the date of cessation in circumstances other than "good leaver" circumstances.

      For awards granted after 1 January 2013, "good leaver" circumstances are:

        (A)
        death;

        (B)
        disability (evidenced to the employer's satisfaction);

        (C)
        any other reason at the directors' discretion in a particular case.

      Awards granted before 1 January 2013 are subject to further automatic "good leaver" terms which include redundancy; ill-health; injury; retirement; a transfer outside of the Aviva Group of the undertaking or part of the undertaking in which the participant works; and the participant ceasing to be employed in an Aviva Group company. The final outstanding awards to which these terms apply under the 2011 ABP are due to vest in March 2015.

      If a participant holding an award granted after 1 January 2013 ceases employment before the normal vesting date in good leaver circumstances, the award will vest in full on the normal vesting date (or on the cessation date, if the Board decides). In the event of a participant's death, the award will vest in full on the cessation date, unless the Board decides otherwise. For awards granted pre-1 January 2013, if a participant ceases employment in a good leaver circumstance, the award will vest on the cessation date.

      Vested options will lapse on any date on which the participant ceases to be an employee by reason of dismissal for misconduct or after six months following cessation of employment in "good leaver" circumstances (or 12 months in the case of death).

    (ix)
    Change of control

      If:

        (A)
        a general offer to acquire shares becomes wholly unconditional;

        (B)
        a scheme of arrangement in connection with the acquisition of shares is sanctioned; or

        (C)
        a person (or a group of persons acting in concert) obtains control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company in any other way,

      subsisting awards will vest in full. Alternatively, with the consent of the acquiring company, subsisting awards will be exchanged for equivalent rights to acquire shares in the acquiring company, either at the participant's election or automatically, if the Board and acquiring company so determine.

      If Aviva is or may be affected by any demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Board, might affect the current or future value of any award, the Board may allow an award to vest.

    (x)
    Rights attaching to shares

      Shares issued to satisfy deferred share awards under the 2011 ABP will rank equally in all respects with the shares in issue on the date of allotment. They will not rank for any rights attaching to shares by reference to a record date preceding the date of allotment. Where shares are transferred to a participant, including a transfer out of treasury, the participant will be entitled to all rights attaching to the shares by reference to a record date on or after the transfer date but will not be entitled to rights before that date.

    (xi)
    Variation of capital

      In the event of a variation in the equity share capital (including a capitalisation or rights issue, sub-division, consolidation or reduction), a demerger, a special dividend or distribution or any other corporate event which might affect the current or future value of any award, the Board may adjust the number or class of shares or securities subject to the award and, in the case of an option, the option price.

    (xii)
    Alterations

      The 2011 ABP may at any time be altered by the Board in any respect. However, any alterations to the advantage of participants in relation to the limits on the number of shares which may be issued, limits on individual participation or the basis for determining a participant's entitlement and rights in the event of a variation of capital must be approved in advance by Aviva Shareholders in general meeting, unless the alteration or addition is minor in nature and is made to the benefit of the administration of the 2011 ABP; to comply with or take account of the provisions of any proposed or existing legislation or any changes to that legislation; or, to obtain or maintain favourable tax, exchange control or regulatory treatment of Aviva, any subsidiary or any present or future participant.

      The Aviva Remuneration Committee is reviewing amendments to the terms relating to malus, the introduction of clawback and extended retention periods which are expected to be implemented before awards are made in March 2015.

  (c)
  The Aviva Recruitment and Retention Share Award Plan 2011 ("RRSAP")

      The terms of the RRSAP match to a significant extent the terms of the LTIP, save as set out below. Awards are granted under the RRSAP in connection with the recruitment or retention of employees. No new shares may be issued or shares transferred from treasury pursuant to the RRSAP, unless and until the plan is approved by shareholders.

    (i)
    Participation

      Directors are excluded from participation in the RRSAP.

    (ii)
    Performance conditions

      Awards may, but do not have to be, granted subject to performance conditions linked to the performance of the company, or any other performance conditions as specified at grant.

    (iii)
    Restricted share awards

      In addition to options and conditional awards, the Board may grant awards of restricted shares under the RRSAP. Such awards are made under a restricted share agreement pursuant to which, to the extent the award lapses, the shares are forfeited. A restricted share award holder will have all rights of a shareholder in respect of the restricted shares, except to the extent specified in the restricted share agreement. On a variation of capital, a restricted share award holder will have the same rights as other shareholders in respect of the restricted shares.

    (iv)
    Vesting of awards

      Awards will vest on the date of vesting determined by the Board at the time of grant. Options will normally be exercisable from the date of vesting until the expiry of such period as the Board may determine at the time of grant of the award.

      Awards may only be satisfied using existing shares, and no new issue or treasury shares may be used. The grantor may, subject to the approval of the Board, decide to cash settle awards.

    (v)
    Cessation of employment

      An award which has not vested will cease to be capable of vesting on the date the participant gives or receives notice of termination, and will lapse on the date of cessation in circumstances other than "good leaver" circumstances.

      For awards granted after 1 January 2013, "good leaver" circumstances are:

    (A)
    death;

    (B)
    disability (evidenced to the employer's satisfaction);

    (C)
    any other reason at the directors' discretion in a particular case.

      Awards granted before 1 January 2013 are subject to further automatic "good leaver" terms which include redundancy; ill-health; injury; retirement; a transfer outside of the Aviva Group of the undertaking or part of the undertaking in which the participant works; and the participant ceasing to be employed in an Aviva Group company.

      If a participant ceases employment before the normal vesting date in good leaver circumstances, the award shall not lapse and will vest to the extent any applicable performance condition is met at the end of the performance period. In the event of death, or where the Board decides in its discretion, the performance period will be deemed to end on the date of cessation and the award will vest immediately to the extent the performance condition has been or is likely to be satisfied.

      Where an award is not subject to performance conditions, it will vest in full on the date of vesting determined at the time of grant, or if the Board so decides, on the date of cessation or any other date.

      Vested options will lapse on any date on which the participant ceases to be an employee by reason of dismissal for misconduct or after six months following cessation of employment in "good leaver" circumstances (or 12 months in the case of death).

      Where performance conditions have been specified at grant, the vesting of awards will be time pro-rated, unless the Board determines otherwise.

      If at any time within 12 months after the vesting of an award, a participant ceases to hold employment by reason of resignation or dismissal, the Board may decide that an award should be reduced or forfeited and/or that some or all of the number of shares transferred to the participant (after sale of shares to cover tax), or the value of such shares, must be repaid to the Company.

    (vi)
    Change of control

      If:

        (A)
        a general offer to acquire shares becomes wholly unconditional;

        (B)
        a scheme of arrangement in connection with the acquisition of shares is sanctioned; or

        (C)
        a person (or a group of persons acting in concert) obtains control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company in any other way,

      subsisting awards will vest to the extent any applicable performance condition is met and applying time pro-rating (unless the Board determines otherwise). If an award is not subject to performance conditions, it will vest in full unless the Board determines otherwise. Alternatively, with the consent of the acquiring company, subsisting awards will be exchanged for equivalent rights to acquire shares in the acquiring company, either at the participant's election or automatically, if the Board and acquiring company so determine.

      If Aviva is or may be affected by any demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Board, might affect the current or future value of any award, the Board may allow an award to vest. Awards will vest to the extent the performance condition is met and applying time pro-rating (unless the Board determines otherwise).

    (vii)
    Alterations

      The RRSAP may be altered in any respect by the Board any time, save for any amendment which is not permissible by law without shareholder approval or which would cause the

      RRSAP to cease to fulfil the statutory definition of an employees' share scheme. Shareholder approval is otherwise not required to amend the RRSAP.

  (d)
  The Aviva All Employee Share Ownership Plan ("AESOP")

  (i)
  General

      The AESOP is an "all employee" share ownership plan administered by the Board under which eligible employees can invest up to statutory limits, currently £150 per month, out of their gross salary in the Company's shares on a tax-favoured basis. The Board may in its discretion offer eligible employees "Free Shares", "Partnership Shares", "Matching Shares" and "Dividend Shares" (together "Plan Shares"). The AESOP operates in conjunction with a trust, in which a trustee (Computershare Trustees Limited) holds shares on behalf of the employees. Historically participants have been awarded Free Shares. However, currently, participants are offered Partnership Shares, Matching Shares and Dividend Shares under the AESOP.

    (ii)
    Eligibility

      All employees of participating companies who are UK resident taxpayers must be invited to participate in the AESOP, provided they have been employed for a qualifying period determined by the Board and which may not exceed 18 months. An employee will not be eligible to participate if, in any tax year, he participates at the same time in another tax-advantaged Company share incentive plan.

    (iii)
    Limits on the issue of shares

      The number of shares which may be allotted under the AESOP on any day must not, when added to the aggregate of the number of shares which have been allotted in the previous 10 years under the AESOP and any other employees' share scheme operated by the Company, exceed 10 per cent of the ordinary share capital of the Company in issue immediately before that day. For the purposes of these limits, no account shall be taken of any shares where the right to acquire shares was released or lapsed without being exercised and the acquisition of any shares by market purchase by, or for the purpose of, an employee share scheme is not within the meaning of "allotted".

    (iv)
    Free shares

      The Company no longer awards Free Shares under the AESOP. The AESOP provides that participants may be awarded shares worth up to a statutory maximum (currently £3,600) to each eligible employee each year which may be subject to performance targets ("Free Shares"). Free Shares must be held in trust for such period as specified by the Board of between three and five years. If a participant ceases employment within three years from the award day, the Free Shares will cease to be subject to the AESOP and may be forfeited.

    (v)
    Partnership Shares

      Participants may be offered the opportunity to purchase shares out of salary contributions up to the maximum set by the legislation (currently £1,800, or 10% of salary if less) ("Partnership Shares"). The Partnership Shares may be acquired immediately or the contributions accumulated for up to 12 months before they are used to buy Partnership Shares. The Board reserves the right to scale down applications for Partnership Shares relative to any limit on the number which may be acquired and the contribution limits prescribed in any application form.

      Partnership Shares can be withdrawn from the AESOP by the participant at any time.

    (vi)
    Matching Shares

      Where participants acquire Partnership Shares, they may be awarded further shares by the Company on a matching basis, up to a current maximum of two matching shares for each Partnership Share ("Matching Shares"). Currently, the Company awards two Matching Shares for every Partnership Share purchased with the first £40 of a participant's monthly contribution. Matching Shares which will be of the same class and carry the same rights as Partnership Shares. If a participant ceases employment or a participant withdraws their corresponding Partnership Shares within three years of purchase, the Matching Shares will cease to be subject to the AESOP and may be forfeited.

    (vii)
    Dividend Shares

      The Board may determine that some or all of the cash dividends paid in respect of Plan Shares will be re-invested in the purchase of additional shares ("Dividend Shares"). Dividend Shares must be subject to a three year holding period, but cannot be subject to forfeiture. The Board may impose a limit on the amount of dividends which may be reinvested to be held on behalf of any participant, although there is currently no statutory maximum. To the extent that the cash dividends exceed any limit imposed, the trustee must pay over cash dividends to the relevant participant as soon as practicable.

    (v)
    Scrip dividends

      The trustee may receive, following a direction from the participant, shares credited as fully paid in whole or in part instead of a cash dividend (a scrip dividend). These shares will not form part of the participant's Plan Shares. The trustee will take all reasonable steps to transfer such shares to the participant.

    (vi)
    Voting rights

      Subject to the rules of the plan, the trustee may (but is not obligated to) invite participants to direct it how to exercise the voting rights attributable to the shares held on their behalf, and will not exercise the rights conferred in respect of such shares other than on the participants' instructions.

    (vii)
    Offers

      The participant may direct the trustee on the appropriate action to take in relation to any right relating to a participant's Plan Shares to receive other shares, securities or rights of any description, and in relation to a reconstruction or takeover. The trustee is not obliged to seek any direction and may not take action without it. Generally, in such circumstances, the trustee will hold any new shares as shares subject to the plan and as if they were the original shares.

    (viii)
    Leavers

      In general, and subject to any applicable forfeiture provisions, if a participant ceases his employment with any member of the Aviva Group, his shares will cease to be subject to the AESOP and, subject to the Board's determination, the trustee will transfer the shares to the participant (or his personal representatives in the event of his death).

      A participant will not be liable to income tax or national insurance contributions on his shares ceasing to be subject to the plan on leaving employment for any of the following reasons: injury or disability; redundancy; by reason of a transfer to which the Transfer of Undertakings (Protection of Employment) Regulations 2006 applies; if the relevant employment is employment by an associated company by reason of a change of control or other circumstance ending that company's status as an associated company, retirement or the participant's death.

    (ix)
    Alterations

      The Board, together with the trustee, may at any time change the AESOP rules. However, any alterations to the advantage of participants in relation to the persons to or for whom shares may be issued under the AESOP, the limits on the number of shares which may be issued, the maximum entitlement for each participant or the basis for determining a participant's entitlement to shares or the basis for determining a participant's entitlement on a variation of capital, must be approved in advance by Company shareholders in general meeting. This approval is required unless the alteration or addition is minor in nature and is made to the benefit of the administration of the AESOP; to maintain its tax-advantaged status; to comply with or take account of the provisions of any proposed or existing legislation or any changes to that legislation; or, to obtain or maintain favourable tax, exchange control or regulatory treatment of the Company, any subsidiary or any present or future participant.

    (x)
    Termination

      The Company shareholders or the Board may resolve to terminate the AESOP at any time. On termination, the trustee must remove each participant's Plan Shares from the AESOP and transfer the shares or distribute the proceeds of their sale to the participants as each may direct.

  (e)
  The Aviva Savings Related Share Option Scheme 2007 ("SRSOS")

  (i)
  General

      The SRSOS is an "all-employee" share option scheme administered by the Board under which eligible employees can acquire options over shares on a tax-favoured basis and at a discount of up to 20% of their market value at the date of grant. In order to exercise these options, participants must save out of their gross salary through a 3 or 5 year HMRC-approved savings contract. Savings contributions are subject to a statutory limit, currently £500 per month. The Board has discretion to determine whether the scheme will operate.

    (ii)
    Invitations

      If the Board resolves to operate the SRSOS, invitations must be sent to all employees of a participating company and those participating company directors who are required to work a minimum of 25 hours per week. Employees will be eligible provided they have been employed for any qualifying period not exceeding five years determined by the Board. The Board also has discretion to include any other employee or executive director of a participating company.

      Invitations will normally be made within 42 days of an announcement of results, a change to relevant scheme legislation or the announcement of a new savings contract prospectus. No options may be granted under the SRSOS after 26 April 2017.

    (iii)
    Limits on the issue of shares

      The number of shares which may be allocated under the SRSOS on any day must not exceed 10 per cent of the ordinary share capital of the Company in issue immediately before that day, when added to the total number of shares which have been allocated in the previous 10 years under the SRSOS and any other employee share plan operated by the Company.

    (iv)
    The savings contract

      To participate in the SRSOS, a participant must enter into a savings contract agreeing to make contributions of between £5 and £500 per month (or any other sum permitted by the relevant legislation from time to time). From 2012, only 3 and 5 year contracts have been offered.

    (v)
    Grant of options

      Participants who enter into savings contracts are granted options to acquire shares at the option price using the amount saved, including any bonus or interest. Options must be granted within 30 days (or 42 days if the applications are scaled down) of the first day by reference to which the option price was set.

      A participant is not required to pay for the grant of an option. Options are not transferable (other than on the death of a participant) or assignable and will lapse immediately in the event of any breach of the transfer prohibition.

    (vi)
    Exercise of options

      Options must normally be exercised in whole or in part within six months after the bonus date, provided the participant remains a director or employee of a participating company, and may be exercised only once. Following the date of exercise, shares must be issued or transferred to the participant within 30 days.

      Options may be exercised early in the event of a participant ceasing employment with the Company or a participating company because of death, retirement, injury, disability, redundancy, a relevant transfer under the Transfer of Undertaking (Protection of Employment) Regulations 2006 or the individual's employing company being sold out of the Aviva Group. Options may also be exercised early in the event of a voluntary winding-up of the Company. On cessation of employment for other reasons or if an employee ceases to pay contributions under the savings contract, options will normally lapse.

    (vii)
    Option price

      The option price will be determined by the Board and must not be less than (A) 80% of the market value of a share on the invitation date or on the date specified in the invitation and derived from the middle market quotation taken from the daily official list of the London Stock Exchange for the dealing day (or, if so determined by the Board, the average of such quotations for the three dealing days) immediately preceding the specified date as the Board determines; and (B) in the case of an option to subscribe for shares, the nominal value of a share.

    (viii)
    Change of Control

      Options may normally be exercised early if:

        (A)
        any person obtains control of the Company as a result of a general offer to acquire shares;

        (B)
        a person (or a group of persons acting in concert) becomes bound or entitled to acquire shares by serving a notice under section 429 of the Companies Act 1985; or,

        (C)
        a scheme of arrangement in connection with the acquisition of shares is sanctioned.

      Options may be exercised within six months of the event, or in the case of a section 429 notice, within six weeks, after which time the options will lapse, unless the Board determines otherwise. Alternatively, with the consent of the acquiring company, options may be exchanged for equivalent rights to acquire shares in the acquiring company.

      In the event of a Company reorganisation or merger, where the shareholders of the acquiring company are substantially the same as the Company shareholders immediately before the change of control no options will be exercisable but will be exchanged for equivalent rights.

    (ix)
    Rights attaching to shares

      Shares issued to satisfy awards under the SRSOS will rank equally in all respects with the shares in issue on the date of allotment. They will not rank for any rights attaching to shares by reference to a record date preceding the date of allotment. Where shares are transferred on the exercise of an option, optionholders are entitled to all rights attaching to the shares by reference to a record date after the transfer date, but will not be entitled to rights before that date.

    (x)
    Variation of capital

      In the event of a variation in the equity share capital including a capitalisation or rights issue, sub-division, consolidation or reduction, the Board may adjust the number of shares subject to the option and/or the option price, provided that the total option price must be as near as possible to, and must not exceed, the expected proceeds of the related savings contract at the bonus date.

    (xi)
    Alterations

      The SRSOS may at any time be altered by the Board in any respect. However, any alterations to the advantage of participants in relation to the persons to or for whom shares may be issued under the SRSOS; the limits on the number of shares which may be issued; the maximum contribution for each participant; the basis for determining the option price; any rights attaching to the options and the shares or the basis for determining a participant's entitlement on a variation of capital must be approved in advance by Company shareholders in general meeting, unless the alteration or addition is minor in nature and is made to the benefit of the administration of the SRSOS; to maintain its tax-advantaged status; to comply with or take account of the provisions of any proposed or existing legislation or any changes to that legislation; or, to obtain or maintain favourable tax, exchange control or regulatory treatment of the Company, any subsidiary or any present or future participant.

  (f)
  The Aviva Investors Deferred Share Award Plan ("AI DSAP")

  (i)
  General

      The AI DSAP operates in conjunction with the Aviva Investors annual cash bonus. A proportion of any annual cash bonus is deferred in to an award of shares under the AI DSAP. The Aviva Remuneration Committee is responsible for granting awards and administering the AI DSAP, taking in to account the recommendations of the Aviva Investors board of directors (the "AI Board").

    (ii)
    Eligibility

      Any employee of the Aviva Group (excluding any executive directors of Aviva) that has been selected by the AI Board under criteria approved by the Aviva Remuneration Committee is eligible to participate in the AI DSAP.

    (iii)
    Grant of Awards

      The grant and terms of any award under the AI DSAP must be approved by the Aviva Remuneration Committee, taking in to account any recommendations of the AI Board. Awards under the AI DSAP are granted as conditional awards of shares, or any American Depository Share or American Depositary Receipt representing shares. Dividend equivalents, in cash or shares, may also be paid if determined at grant by the Aviva Remuneration Committee, on the basis the Aviva Remuneration Committee determines.

      Awards will normally be granted within the 42 day period following the announcement of the Company's results for any period. Awards may also be granted following the lifting of dealing restrictions which prevented the granting of awards. The Aviva Remuneration Committee may resolve that exceptional circumstances exist which justify the grant of awards at any other time.

      A participant is not required to pay for the grant of any award. Awards are not transferable (other than on the death of a participant) or assignable and will immediately lapse in the event of any breach of the transfer prohibition.

    (iv)
    Conditions

      The Aviva Remuneration Committee (taking into account the recommendations of the AI Board) may impose vesting conditions when granting an award. Any condition must be objective, specified at the award date and may provide that an award will lapse wholly or in part if it is not satisfied. The Aviva Remuneration Committee (again, at the recommendation of the AI Board) may waive or change any condition imposed.

    (v)
    Vesting

      Awards will vest on the date specified in the award certificate.

      Awards may only be satisfied using existing shares. No new issue or treasury shares may be used. The Aviva Remuneration Committee may decide to cash settle awards or, in respect of awards which consist of a right to receive a cash amount, may decide to satisfy the award by delivery of shares.

    (vi)
    Malus adjustment

      The Aviva Remuneration Committee may adjust downwards (including to nil) the number of shares subject to an award if they determine the performance of any member of the Aviva Group, any business area or team and/or the conduct, capability or performance of the participant justifies such an adjustment, or, alternatively, if they determine that there has been a materially adverse misstatement of Aviva Investors' or the Company's financial statements.

    (vii)
    Leavers

      An award which has not vested will cease to be capable of vesting on the date an employee gives or receives notice of termination of employment, whether or not such termination is lawful, unless the Aviva Remuneration Committee determines otherwise, and will lapse on the date of cessation in circumstances other than "good leaver" circumstances.

      "Good leaver" circumstances are:

        (A)
        death;

        (B)
        disability (evidenced to the AI Board's satisfaction);

        (C)
        any other reason at the Remuneration Committee's discretion, exercised within 30 days after the date of cessation.

      If a participant ceases employment before the normal vesting date in a good leaver circumstance, the award will vest in full on the normal vesting date (or on the cessation date or any other date the Aviva Remuneration Committee decides) unless the Remuneration Committee decides otherwise. In the event of a participant's death, the award will vest in full immediately on the cessation date, unless the Aviva Remuneration Committee decides otherwise.

    (viii)
    Change of control

      If:

        (A)
        a general offer to acquire shares becomes wholly unconditional;

        (B)
        a scheme of arrangement in connection with the acquisition of shares is sanctioned; or

        (C)
        a person (or a group of persons acting in concert) obtains control (within the meaning of Section 995 of the Income Tax Act 2007) of the Company in any other way,

      subsisting awards will vest in full, unless the Aviva Remuneration Committee decides otherwise. Alternatively, with the consent of the acquiring company, subsisting awards will be exchanged for equivalent rights to acquire shares in the acquiring company, either at the participant's election or automatically, if the Aviva Remuneration Committee and acquiring company so determine.

      If Aviva is or may be affected by any demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Aviva Remuneration Committee, might affect the current or future value of any award, the Aviva Remuneration Committee may allow awards to vest.

    (ix)
    Variation of capital

      In the event of a variation in the equity share capital (including a capitalisation or rights issue, sub-division, consolidation or reduction), a demerger, a special dividend or distribution or any other corporate event which might affect the current or future value of any award, the Aviva Remuneration Committee (taking into account the recommendations of the AI Board) may adjust the number or class of shares or securities subject to the award.

    (x)
    Alterations

      The AI DSAP may be altered by the Aviva Remuneration Committee in any respect at any time, save for any amendment which is not permissible by law without shareholder approval or which would cause the AI DSAP to cease to fulfil the statutory definition of an employees' share scheme.

  (g)
  The Aviva Investors 2009 Long Term Incentive Plan ("AI 2009 LTIP")

  (i)
  General

      The AI 2009 LTIP is operated by Aviva Investors and is administered by its board or committee of the board (the Committee). The Committee is responsible for the grant, adjustment or determination of the share awards or cash units that an award will comprise, in each case subject to the approval of the Aviva Remuneration Committee.

    (ii)
    Eligibility

      Any Aviva Investors employee or an employee of any other company in the Aviva Group whose duties include services for Aviva Investors or any of its subsidiaries or associates who has been selected by the Committee may be granted an award under the AI 2009 LTIP.

    (iii)
    Grant of Awards

      Awards will normally be made concurrently with the Aviva Investors employee annual bonus payments. However, awards may also be granted at any other time if the Committee determines that there are any exceptional circumstances. The AI 2009 LTIP permits the grant of notional units which represent an interest in a notional pool modelled on a percentage of operating profit and of growth in each financial year (the "LTIP Pool"). The calculation of the LTIP Pool is reviewed and updated on an annual basis, and is subject to the approval of the Aviva Remuneration Committee.

      Notional unit awards may be converted in to cash units or an award of shares. The form and value of the converted award, including the basis on which the number of shares will be calculated, is determined by the Committee on or around 1 April in the year following the award date. The Committee may adjust the terms and conditions of subsisting awards in the event of a change of accounting policy which affects the calculation method for operating profit; the merger, demerger or disposal of part of Aviva Investors or its business assets, or any other change to the Aviva Investors' structure that has a material impact on the value of the awards.

      No awards may be granted after 9 November 2019. Awards are not transferable (other than on the death of a participant) or otherwise alienable and will be forfeited immediately in the event of any breach of the transfer prohibition.

    (iv)
    Performance conditions

      The receipt of shares subject to an award and/or cash units is subject to the satisfaction of a performance condition which is specified at the award date over a three year performance period. Any condition to which an award is subject may be waived or changed by the Committee with the Aviva Remuneration Committee's consent. This includes amendments to any performance condition in accordance with its terms or where the Committee reasonably considers it fair and appropriate to make the change.

    (v)
    Malus adjustment

      Awards granted under the AI 2009 LTIP will be subject to adjustment at the Committee's discretion (subject to the approval of the Aviva Remuneration Committee). The number of notional units allocated to a participant may be increased, decreased or forfeited for reasons of gross misconduct, underperformance, or a material change in role.

    (vi)
    Vesting

      Awards normally vest on 1 April following the end of the three year award period, subject to the satisfaction of the applicable performance condition. To the extent the performance condition is not satisfied on vesting, the participant will not be entitled to receive any shares and/or payment in respect of cash units.

      On vesting, an award of shares may be cash-settled and an award of cash units may be settled by the delivery of shares, at the discretion of the Committee.

    (vii)
    Termination of Employment

      If a participant ceases employment with Aviva Investors or within the Aviva Group before vesting of the award, other than due to death, disability or redundancy, the award will be forfeited unless the Committee determines otherwise. For future awards, cessation of employment due to redundancy will not be an exception. The participant will not be entitled to any further entitlement under the AI 2009 LTIP, even in respect of awards already vested.

      An award will vest immediately on the death of a participant, subject to the Committee's reasonable determination of the satisfaction of the performance condition, and will be time pro-rated.

      If a participant ceases employment due to disability, the participant's award will be time pro-rated and will vest on the normal vesting date, subject to the satisfaction of the applicable performance condition, unless otherwise determined by the Committee. The remaining proportion of the award will be forfeited immediately.

    (viii)
    Change of control

      If:

        a)
        a person acquires more than 50% of the ordinary share capital of Aviva;

        b)
        Aviva merges with another company;

        c)
        the company or business in which the participant is employed ceases to be a member of the Aviva Group; or

        d)
        any other circumstances occur which the Aviva Remuneration Committee determines to be appropriate,

      a pro-rated proportion of each outstanding award will vest, as determined by the Aviva Remuneration Committee. Alternatively, subject to the approval of the Aviva Remuneration Committee and with the consent of the acquiring company, subsisting awards may be exchanged for equivalent awards under a long term incentive arrangement operated by the acquiring company.

    (ix)
    Amendment

      The Committee may propose amendments to the AI 2009 LTIP to the Aviva Remuneration Committee. Such amendments will only be made if approved by the Aviva Remuneration Committee, and may not adversely affect the subsisting rights of participants.

10.     Pensions

Aviva's Pension Schemes

The Aviva Group operates defined benefit and defined contribution pension schemes. The material defined benefit schemes are in the United Kingdom, Ireland, and Canada, with the UK scheme being the largest.

The defined benefit sections of the UK schemes closed to future accrual in April 2011. The defined benefit section of the Irish scheme was closed to future accrual with effect from 30 April 2013. In Canada, future accruals in the defined benefit scheme ceased with effect from 31 December 2011 and future increases in salary will cease to have any link to defined pension benefits from 31 December 2015.

As at 31 December 2013, the UK defined benefit scheme had a surplus of £549 million on an IFRS basis. The Irish defined benefit scheme had a deficit of £209 million and the Canadian defined benefit scheme had a deficit of £101 million on an IFRS basis.

The Irish scheme is regulated by the Irish Pensions Board. The main Canadian plan is a Registered Pension Plan in Canada and as such is registered with the Canada Revenue Agency and Financial Services Commission of Ontario and is required to comply with the Income Tax of Canada and the various provincial Pension Acts within Canada.

In the United Kingdom, the Aviva Group operates two main pension schemes, the ASPS and the smaller RAC (2003) Pension Scheme (which was retained after the sale of RAC Limited in September 2011). As the defined benefit section of both UK schemes is closed to new members and future accrual, existing deferred members and new entrants participate in the ASPS or RAC (2003) Pension Scheme on a defined contribution basis.

In line with UK legislation the trustees of the ASPS control the investment strategy but must consult with the Aviva Group. Interest rate and inflation risks are managed using a combination of liability-matching assets and swaps. Exposure to equity risk has been reducing over time and credit risk is managed within risk appetite. On 5 March 2014, ASPS entered into a longevity swap covering approximately £5 billion of pensioner in payment scheme liabilities to help manage longevity risk.

Formal actuarial valuations normally take place every three years. The assumptions adopted for triennial actuarial valuations are determined by the trustee and agreed with Aviva and are generally more prudent than the assumptions adopted for IAS19 purposes.

For ASPS, following the latest formal actuarial valuation (with an effective date of 31 March 2012) a new deficit recovery plan was agreed to make good the deficit by paying additional contributions. Under this agreement, the deficit funding payment for the next annual period is estimated to be £252 million (of which £98 million relates to contributions deferred from 2013).

Total employer contributions for all schemes in 2014 are currently expected to be £380 million, which includes the £98 million of deficit funding contributions deferred for ASPS from 2013.

Friends Life's Pension Schemes

Friends Life sponsors a defined benefit pension scheme in the UK known as the Friends Provident Pension Scheme (the "FPPS") which was closed to new members on 1 July 2007 and closed to active membership on 31 December 2012.

The trustees of the FPPS hold a bulk annuity contract with Aviva Annuity UK Limited which reassures benefits for pensioners in payment up to 30 June 2013. The contract is an investment of the trustees whereby ring-fenced assets of the FPPS are being paid as premiums Aviva to Annuity UK Limited over the duration of the contract.

As at 31 December 2013, Friends Life recognised a deficit in respect of the FPPS of £4 million on an IAS 19 Employee Benefits (Revised 2011) accounting basis (based on a fair value of assets of £1,410 million, including ring-fenced assets in respect of the bulk annuity contract with Aviva Annuity UK Limited of £586 million, and a present value of liabilities of £1,414 million). As at 30 June 2014 Friends Life recognised a deficit in respect of the FPPS of £12 million on an IAS 19 Employee Benefits (Revised 2011) accounting basis.

As part of the triennial review of the FPPS as at 30 September 2011, the trustees of the FPPS and Friends Life recognised a deficit of £185 million on a technical provisions basis. A deficit reduction plan commenced in January 2013, under which further deficit reduction contributions totalling £172 million will be paid to the FPPS, with payments of £21.5 million to be made by 31 July each year for the next eight years from 2014 to 2021.

The next triennial funding valuation of the FPPS commenced as at September 2014. The results of the valuation and any revised deficit contributions that might be payable are unlikely to be agreed with the trustees of the FPPS until the end of 2015.

Friends Life operates a main defined contribution ("DC") arrangement and two further legacy DC arrangements. Friends Life's contributions to the DC arrangements were £19 million for the year ended 31 December 2013 (of which £17.1 million were to the main DC arrangement).

11.     Significant Subsidiary and Associated Undertakings

The Company is the holding company and principal operating company of the Aviva Group. The principal and significant subsidiary undertakings and associated undertakings of the Company are listed below by country of incorporation. Unless otherwise stated to the contrary, all are wholly-owned, directly or indirectly, and transact insurance or reinsurance business, fund management activities or services in connection therewith, again, unless otherwise stated:

Name	Country of incorporation
Aviva Annuity UK Limited	United Kingdom
Aviva Central Services UK Limited	United Kingdom
Aviva Consumer Products UK Limited	United Kingdom
Aviva Employment Services Limited	United Kingdom
Aviva Equity Release UK Limited	United Kingdom
Aviva Health UK Limited	United Kingdom
Aviva Insurance Limited	United Kingdom
Aviva Insurance Services UK Limited	United Kingdom
Aviva International Insurance Limited	United Kingdom
Aviva Investors Global Services Limited	United Kingdom
Aviva Investors Pensions Limited	United Kingdom
Aviva Investors UK Fund Services Limited	United Kingdom
Aviva Investors UK Funds Limited	United Kingdom
Aviva Life & Pensions UK Limited	United Kingdom
Aviva Life Services UK Limited	United Kingdom
Aviva Risk Management Solutions UK Limited	United Kingdom
Aviva UKGI Investments Limited	United Kingdom
Gresham Insurance Company Limited	United Kingdom
The Ocean Marine Insurance Company Limited	United Kingdom
Victoria Reinsurance Company Ltd	Barbados
Aviva Re Limited	Bermuda
Aviva Canada Inc. and its principal subsidiaries:	Canada
Aviva Insurance Company of Canada	Canada
Elite Insurance Company	Canada
Pilot Insurance Company	Canada
Scottish & York Insurance Co. Limited	Canada
S&Y Insurance Company	Canada
Traders General Insurance Company	Canada
Aviva France S.A. and its principal subsidiaries	France
Antarius S.A. (50.0%)	France
Aviva Assurances S.A. (99.9%)	France
Aviva Investors France S.A. (99.9%)	France
Aviva Vie S.A. (99.9%)	France
Aviva Epargne Retraite (99.9%)	France
Union Financière de France Banque (Banking) (74.3%)	France
Aviva Life Insurance Company Limited	Hong Kong
Aviva Health Group Ireland Limited (71.1%)	Ireland
Aviva Life & Pensions Ireland Limited	Ireland
Aviva Italia Holding S.p.A and its principal subsidiaries:	Italy
Avipop Assicurazioni S.p.A (50.0%)	Italy
Avipop Vita S.p.A	Italy
Aviva S.p.A (51.0%)	Italy
Aviva Assicurazioni Vita S.p.A (80.0%)	Italy
Aviva Italia S.p.A	Italy
Aviva Vita S.p.A (80.0%)	Italy
Uždaroji akciné gyvybés draudimo ir pensijú bendrovė "Aviva Lietuva"	Lithuania

Name	Country of incorporation
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A. (90.0%)	Poland
Aviva Towarzystwo Ubezpieczen na Zycie SA (90.0%)	Poland
Aviva Towarzystwo Ubezpieczen Ogolnych SA (90.0%)	Poland
Aviva Ltd	Singapore
Navigator Investment Services Limited	Singapore
Aviva Vida y Pensiones, SA de seguros y reaseguros	Spain
Caja Espana Vida, Compania de Seguros y Reaseguros (50.0%)	Spain
Caja Murcia Vida y Pensiones, de Seguros y Reaseguros S.A. (50.0%)	Spain
Caja Granada Vida, de Seguros y Reaseguros, S.A. (50.0%)	Spain
CxG Aviva Corporación Caixa Galicia de Seguros y Reaseguros, S.A. (50.0%)	Spain
Unicorp Vida, Compania de Seguros y Reaseguros (50.0%)	Spain

The Aviva Group has ongoing interests in the following operations that are classified as associates or joint ventures:

Name	Country of incorporation
Aviva-COFCO Life Insurance Co. Limited (50.0%)	China
Aviva Life Insurance Company India Limited (26.0%)	India
AvivaSA Emeklilik ve Hayat A.S (41.3%)	Turkey
Vietinbank Aviva Life Insurance Company Limited (50.0%)	Vietnam
PT Astra Aviva Life (50.0%)	Indonesia

The Aviva Group also has interests in several property limited partnerships.

12.     Properties, Investments, Assets

The Aviva Group's head office (located in London at St Helen's, 1 Undershaft, London EC3P 3DQ), and certain of its other offices around the world are leased from third parties. Freehold property is also owned by the Aviva Group, and is either used by the Aviva Group or leased to third parties as a form of investment. The Aviva Group's material tangible assets are owner-occupied property, freehold investment property, leasehold investment property and computer equipment with a net book value of £246 million, £7,357 million, £1,290 million and £23 million respectively as at 30 June 2014. The Directors believe that the Aviva Group's properties are adequate for its present needs and that suitable additional or replacement space would be generally available to the extent required.

13.     Material contracts

13.1
Aviva

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by Aviva or another member of the Aviva Group (i) within the two years immediately preceding the date of this Prospectus and are or may be material to the Aviva Group or (ii) which contain provisions under which any member of the Aviva Group has an obligation or entitlement which is or may be material to the Aviva Group as at the date of this Prospectus.

Confidentiality Agreement

Aviva and Friends Life entered into a mutual confidentiality agreement on 10 November 2014 (the "Confidentiality Agreement") pursuant to which each of Aviva and Friends Life has undertaken to keep certain information relating to the Proposed Acquisition and the other party confidential and not to disclose that information to third parties (other than to specified recipients) unless required by law or regulation. These confidentiality obligations will remain in force following completion of the Proposed Acquisition.

Co-operation agreement

Aviva and Friends Life entered into a co-operation agreement on 2 December 2014 (the "Co-operation Agreement") with respect to conduct of the Proposed Acquisition. Under the terms of the Co-operation Agreement, Aviva and Friends Life have agreed, among other things, that (in summary):

•
Friends Life and Aviva will co-operate with each other in order to assist Aviva to obtain clearance from competition and other regulatory bodies in order to satisfy Conditions relating to such clearances;

•
Aviva will provide Friends Life with certain information and assistance in the preparation of the Scheme Document;

•
Aviva will convene the General Meeting of Aviva so that it is held on or around the same date as the Court Meeting;

•
Aviva will be subject to certain customary restrictions on the conduct of its business during the period pending completion of the Proposed Acquisition, and which prohibit, among other things: (a) the payment by Aviva of dividends (other than in the ordinary course or by reference to a record date after the Scheme becomes Effective), (b) the allotment of further shares (or rights or options in respect of shares) (other than pursuant to its existing share incentive schemes or in order to settle options or awards vesting under its existing incentive schemes), (c) the entry into any transaction which would constitute a class 1 transaction, or (d) amendment to its constitutional documents in any manner that would have a material and adverse impact on the value of, or rights attaching to, the New Aviva Shares;

•
Aviva and Friends Life will co-operate to write to participants in the Friends Life Incentive Schemes and to inform them of the impact of the Scheme on their awards and the extent to which their awards will vest as a result of the Scheme; and

•
Aviva may implement the Proposed Acquisition by way of an Offer: (i) at its own discretion, following consultation with Friends Life and, in good faith, giving due consideration to Friends Life's views; (ii) if Friends Life consents; (iii) if the Friends Life Directors withdraw or modify their unanimous and unconditional recommendation of the Proposed Acquisition to the shareholders of Friends Life; (iv) if a third party announces a firm intention to make an offer for the entire issued share capital of Friends Life which is recommended by the Friends Life Directors; or (v) the Guernsey Court Hearing to sanction the Scheme is not held by the 22nd day after the expected date of such hearing as set out in the Scheme Document (or such later date as the parties agree), subject in each case to the Panel's consent.

Sponsors' Agreement

On 19 January 2015, Aviva, J.P. Morgan Cazenove and Morgan Stanley entered into a sponsors' agreement, pursuant to which the Joint Sponsors each severally agreed to act as sponsor to Aviva in connection with the applications for Admission and the publication of the Circular and the Prospectus for the purpose of the Proposed Acquisition and Admission (the "Sponsors' Agreement"). Under the terms of the Sponsors' Agreement, the Company has agreed to provide the Joint Sponsors with certain customary indemnities, undertakings, representations and warranties. The indemnities provided by the Company indemnify the Joint Sponsors against, inter alia, claims made against them or losses incurred by them, subject to certain exceptions. In addition, the Sponsors' Agreement provides the Joint Sponsors with the right to terminate the Sponsors' Agreement before Admission in certain specified circumstances typical for a sponsors' agreement of this nature, in which case the Sponsors' Agreement will lapse.

13.2
Friends Life

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by Friends Life or another member of the Friends Life Group (i) within the two years immediately preceding the date of this Prospectus and are or may be material to the Friends Life Group or (ii) which contain provisions under which any member of the Friends Life Group has an obligation or entitlement which is or may be material to the Friends Life Group as at the date of this Prospectus.

Subordinated Debt

Friends Life Holdings plc is the issuer of the £500,000,000 6.292% Step-up Tier One Insurance Capital Securities (the "2005 STICS"). The 2005 STICS are guaranteed on an unsecured and subordinated basis by Friends Life Limited. The 2005 STICS have no maturity date but may be redeemed at the option of Friends Life Holdings plc, subject to certain conditions, (i) on 1 July 2015 and thereafter on every fifth anniversary of this date; and (ii) upon the occurrence of certain events as specified in the offering circular dated 27 June 2005. The 2005 STICS are not redeemable at the option of the holder. The 2005 STICS bear interest up to and including 30 June 2015 at a fixed rate of 6.292% and thereafter at a rate which is the aggregate of 2.78% and the Gross Redemption Yield of the Benchmark Gilt (each as defined in the aforementioned offering circular) reset every five years. Interest is payable annually in arrear on 30 June in each year except in the year 2015, in which year payment will be made on 1 July, and all payments made thereafter will be on 1 July of each year.

Friends Life Holdings plc is the issuer of £300,000,000 6.875% Step-up Tier One Insurance Capital Securities (the "2003 STICS") The 2003 STICS are guaranteed on an unsecured and subordinated basis by Friends Life Limited. The 2003 STICS have no maturity date but may be redeemed at the option of Friends Life Holdings plc, subject to certain conditions, (i) on 21 November 2019 and thereafter on every fifth anniversary of this date; and (ii) upon the occurrence of certain events as specified in the offering circular dated 20 November 2003. The 2003 STICS are not redeemable at the option of the holder. The 2003 STICS bear interest up to and including 21 November 2019 at a fixed rate of 6.875% and thereafter at a rate which is the aggregate of 2.97% and the Gross Redemption Yield of the Benchmark Gilt (each as defined in the aforementioned offering circular) reset every five years. Interest is payable in arrear on 21 May and 21 November in each year.

Friends Life Holdings plc is the issuer of the £161,713,000 12% Fixed Rate Guaranteed Subordinated Notes due 2021 (the "2009 LT2 Notes"), which, accordingly, now constitute unsecured and subordinated securities of the Friends Life Holdings plc. The 2009 LT2 Notes continue to be guaranteed on an unsecured and subordinated basis by Friends Life Limited. Unless previously redeemed or purchased and cancelled, the 2009 LT2 Notes mature on 21 May 2021 (the "2009 LT2 Maturity Date") and shall, subject to certain conditions, be redeemed on the 2009 LT2 Maturity Date. The Lower Tier 2 Notes bear interest at 12% per annum, payable annually in arrear on 21 May in each year.

On 21 April 2011, Friends Life Holdings plc issued the £500,000,000 8.25% Fixed Rate Guaranteed Subordinated Notes due 2022 (the "2011 LT2 Notes"). The 2011 LT2 Notes are guaranteed on a subordinated basis by Friends Life Limited and qualify as lower tier two capital of Friends Life Holdings plc. Unless previously redeemed or purchased and cancelled, the 2011 LT2 Notes will mature on 21 April 2022 (the "2011 LT2 Maturity Date") and shall, subject to certain conditions, be redeemed on the 2011 LT2 Maturity Date. The 2011 LT2 Notes bear interest at 8.25% per annum, payable annually in arrear on 21 April in each year.

On 6 November 2012, Friends Life Holdings plc issued the $575,000,000 7.875% Reset Perpetual Subordinated Notes (the "2012 Reset Perpetual Notes"). The 2012 Reset Perpetual Notes are guaranteed on a subordinated basis by Friends Life Limited and qualify as upper tier two capital of the Friends Life Holdings plc. The 2012 Reset Perpetual Notes have no fixed redemption date but may be redeemed on 8 November 2018 and on subsequent interest payment dates. The 2012 Reset Perpetual Notes are irrevocably guaranteed by Friends Life Limited. The 2012 Reset Perpetual Notes bear interest at the rate of 7.875% per annum, payable semi-annually in arrear on 8 May and 8 November in each year.

Confidentiality Agreement

Friends Life and Aviva entered into the Confidentiality Agreement on 10 November 2014. Details of the Confidentiality Agreement are set out above under paragraph 13.1.

Co-operation Agreement

Friends Life and Aviva entered into the Co-operation Agreement on 2 December 2014 with respect to conduct of the Proposed Acquisition. Details of the Co-operation Agreement are set out above under paragraph 13.1.

Revolving facility agreement

On 10 May 2013, Friends Life Limited entered into an up to £250,000,000 multicurrency revolving facility agreement with Barclays Bank plc, Royal Bank of Canada, HSBC Bank plc and The Royal Bank of Scotland plc. The final maturity date of the facility is 10 May 2018.

Insurance intermediary and administration agreement with Capita

Under an insurance intermediary and administration agreement between Friends Life Services Limited and Capita Life & Pensions Regulated Services Limited ("Capita") dated 28 May 2009 (the "Capita Agreement"), Capita agreed to provide certain members of the Friends Life Group with customer services, policy administration, claims activity and related IT support. The initial term of the Capita Agreement is 15 years (the "Capita Initial Term"). Over the 15-year duration of the contract, the expected fees payable to Capita by Friends Life Services Limited total approximately £530 million.

At the end of the Capita Initial Term, the Capita Agreement continues in full force and effect until terminated by either party on 12 months' prior written notice or in accordance with the other termination provisions of the agreement. Capita has only one express right to terminate during the Capita Initial Term, in circumstances set out in the Capita Agreement. Friends Life Services Limited may terminate for convenience on six months' notice as well as in a variety of other circumstances. On termination, certain termination charges would be payable by Friends Life Services Limited (the value of which depends on the date of, and reason for, termination) as well as certain exit management charges.

With effect from 6 April 2011, the Friends Life Group and Capita agreed an amendment to the Capita Agreement between them to reflect the change in its scope following the AXA Acquisition and the fact that the services provided by Capita to the AXA UK Retained Business is now recorded in a separate contract between Capita and the AXA UK Retained Business.

Insurance intermediary and information technology services agreement with Diligenta

On 9 November 2011, Friends Life Management Services Limited ("FLMS") entered into an agreement for the provision of insurance intermediary services and certain information technology services with Diligenta (the "Diligenta Agreement"), which outsources Friends Life Group policy administration and IT services for with-profits, annuity, legacy protection and UK wealth business lines. As a result and taking account of those services already outsourced within the Friends Life Group, the Heritage Business will be essentially outsourced for policy administration and IT services. The Diligenta Agreement also covers IT service outsourcing for the Corporate Benefits, Protection and International businesses. The agreement is effective from 1 March 2012 and will continue, unless terminated, for an initial term of 15 years (the "Diligenta Initial Term"). Fees payable by FLMS to Diligenta over the Diligenta Initial Term are estimated at approximately £1.37 billion. Following the expiry of the Diligenta Initial Term, the agreement will automatically renew on successive five-year terms, unless terminated by FLMS on 12 months' prior written notice to Diligenta.

Life reassurance agreement with Windsor Life

On 4 April 2007, Friends Life and Pensions Limited and Windsor Life Assurance Company Limited ("Windsor Life") entered into a life reassurance agreement (the "Life Reassurance Agreement") by which Windsor Life reinsured Friends Life and Pensions Limited in respect of all contractual benefits claims paid by Friends Life and Pensions Limited from 1 January 2007 onwards to policyholders of a defined book of annuities in return for an agreed premium. The mathematical reserves ceded under this reinsurance agreement as at 31 December 2012 were approximately £1.7 billion. The Life Reassurance Agreement is now between Friends Life Limited and Swiss Reinsurance Company Limited (as successors to Friends Life and Pensions Limited and Windsor Life Assurance Company Limited respectively) and, with effect from 24 November 2014, was amended and restated as part of the recapture of assets which were previously transferred to a Windsor Life entity as part of the original transaction. The recaptured assets are now managed by Friends Life's in-house investment manager so as to support the fixed premiums payable under the amended and restated Life Reassurance Agreement and a two-way title-transfer collateral arrangement has been put in place to mitigate counterparty risk going forward.

Technology infrastructure agreement with IBM

On 5 December 2008, FLMS entered into an agreement with IBM United Kingdom Limited ("IBM") for the provision by IBM to certain companies in the Friends Life group (the "Friends Life IBM Parties") of significant aspects of the Friends Life IBM Parties' technology infrastructure requirements (the "IBM Agreement"). Unless terminated earlier in accordance with its terms, the IBM Agreement will continue until 28 February 2019. Both parties have the right to terminate earlier in the event of insolvency of the other party. Either party may terminate early in certain circumstances specified in the IBM Agreement. The Friends Life IBM Parties are required to pay charges to IBM for early termination in certain circumstances. The amount of charges payable by the Friends Life IBM Parties to IBM is subject to variable factors. The Friends Life IBM Parties estimate that they will pay approximately £200 million to IBM during the term of the agreement in consideration for the services.

Investment management agreements with Schroder

On 14 March 2014, both Friends Life Limited and Friends Life and Pensions Limited entered into separate investment management agreements with Schroder Investment Management Limited ("Schroder") on substantially the same terms (the "Schroder Agreements"), under which Schroder provides certain investment management related services to the Friends Life Group. The services provided under the Schroder Agreements include: investment advice, investment management, investment support, marketing and sales support and a wide range of ancillary services. The Schroder Agreements can be terminated by Friends Life Limited and Friends Life and Pensions Limited respectively on six months' notice and by Schroder in each case on twelve months' notice.

14.     Related party transactions and other arrangements

14.1
Save:

(a)
as described in the Aviva Group's historical financial information for the three years ended 31 December 2013, 2012 and 2011 as set out in Notes 61, 59 and 59 respectively; and

(b)
as described in Aviva's Interim Results Announcement 2014 as set out in Note B16,

  there were no related party transactions entered into by the Company or any member of the Aviva Group during the financial years ended 31 December 2013, 2012 and 2011 and during the period up to the date of this Prospectus.

14.2
Save:

(a)
as described in the Friends Life Group's historical financial information for the three years ended 31 December 2013, 2012 and 2011 as set out in Note 40; and

(b)
for transactions with Clive Cowdery, or entities with which he is associated, (details of which are set out in paragraphs 14.3 and 14.4 below), which are related party transactions under Listing Rule 11 by virtue of him having been a director of Friends Life until 8 May 2014, there were no related party transactions entered into by Friends Life or any member of the Friends Life Group during the financial years ended 31 December 2013, 2012 and 2011 and during the period up to the date of this Prospectus.

14.3
On 12 March 2014, Friends Life entered into a deed of variation and settlement with Resolution Operations LLP and Resolution Capital Limited (entities controlled by Clive Cowdery) which released the Company from certain obligations which arose from the business sale agreement entered into between the parties in December 2012. The value of the transactions amounted to £875,000 and did not require shareholder or any other approval; and

14.4
Friends Life is party to an ongoing amended and restated trademark licensing agreement (the "Trademark Licence Agreement") with Resolution (Brands) Limited (a company wholly owned by Clive Cowdery) under which Friends Life has been granted a licence to use the "Resolution" trademark. There were no fees payable under the agreement in 2013 or 2014. The Trademark Licence Agreement was terminated following the change of name to Friends Life Group Limited, as approved by shareholders on 8 May 2014;

15.     Litigation

15.1
There are no Governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Aviva Group is aware) during the 12 months preceding the date of this Prospectus which may have, or have had, a significant effect on the Company's or the Aviva Group's financial position or profitability.

15.2
There are no Governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Aviva Group is aware) during the 12 months preceding the date of this Prospectus which may have, or have had, a significant effect on Friends Life's or the Friends Life Group's financial position or profitability.

16.     Working capital

16.1
In the opinion of the Company, the working capital available to the Aviva Group is sufficient for the Aviva Group's present requirements, that is for at least the next 12 months following the date of this Prospectus.

16.2
In the opinion of the Company, the working capital available to the Enlarged Aviva Group is sufficient for its present requirements, that is for at least the next 12 months following the date of this Prospectus.

17.     No significant change

17.1
The following significant changes to the financial or trading position of the Aviva Group occurred since 30 June 2014, the date to which the interim financial statements of the Company were prepared:

(a)
In July 2014, Aviva announced the issue of €700m dated Tier 2 Reset Notes under its £5,000,000,000 Euro Note Programme, which was last updated on 17 April 2014.

(b)
In August 2014, Aviva announced that the Intercompany Loan was reduced to £3.6 billion at the end of July 2014.

(c)
On 4 September 2014, Aviva announced its intention to offer to the public market a minority stake in its joint venture AvivaSA, one of Turkey's largest private life and pensions providers. AvivaSA listed on Borsa İstanbul on 13 November 2014. As part of this transaction, AvivaSA and Akbank agreed to extend their exclusive bancassurance agreement for another seven years, until 2029. Akbank will continue to sell AvivaSA's life and pensions products on an exclusive basis through its leading banking network in Turkey.

(d)
On 18 September 2014, Aviva notified BZ-WBK of its intention to exercise a call option to buy back a 17% share in both BZ WBK-AVIVA TUnZ and BZ WBK-AVIVA TUO. The transaction would result in Aviva's stake increasing to 51%. The transaction is subject to regulatory approvals.

(e)
On 19 September 2014, Aviva announced the sale of its holding in its joint venture CxG Aviva to Novacaixagalicia Banco. The transaction resulted from a decision by the Arbitration Tribunal in Madrid, which determined that Novacaixagalicia Banco had breached the terms of its shareholders' agreement entered into with Aviva, pursuant to the merger of Caixa Galicia and Caixa Nova with Novacaixagalicia Banco in December 2010, and Novacaixagalicia Banco's subsequent restructuring in 2011. The Arbitration Tribunal's decision concluded the legal proceedings between Aviva and Novacaixagalicia Banco and the transaction completed on 11 December 2014.

(f)
In December 2014, Aviva announced it had redeemed in full €700m fixed/floating rate direct capital instruments ("Euro DCIs") and that listing of the Euro DCIs on the Bourse de Luxembourg had been cancelled with effect from (and including) 29 November 2014.

17.2
Save as disclosed in paragraph 17.1 above, there has been no significant change in the financial or trading position of the Aviva Group since 30 June 2014, the date to which the interim financial statements of the Company were prepared.

17.3
The following significant change to the financial or trading position of the Friends Life Group occurred since 30 June 2014, the date to which the interim financial statements of Friends Life were prepared:

•
On 11 July 2014, the Friends Life Group announced that it had reached an agreement to sell Lombard, its Luxembourg-based life assurance business specialising in tax and estate planning solutions for high net worth individuals, to funds managed by The Blackstone Group L.P. The disposal of Lombard was completed by the Friends Life Group on 30 October 2014 for a total consideration of £316 million.

17.4
Save as disclosed in paragraph 17.3 above, there has been no significant change in the financial or trading position of the Friends Life Group since 30 June 2014, the date to which the interim financial statements of Friends Life were prepared.

18.     Consents

18.1
PricewaterhouseCoopers LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given and has not withdrawn its written consent to the inclusion of its report set out in Section C of Part XII ("Unaudited pro forma financial information of the Enlarged Aviva Group"), in the form and context in which it appears, and has authorised the contents of its reports for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

18.2
J.P. Morgan Limited, Morgan Stanley and Robey Warshaw LLP have each given and not withdrawn their written consent to the issue of this document with the inclusion of the reference to their respective names in the form and context in which they appear.

19.     General

19.1
The total costs and expenses relating to the issue of this document, the Circular and to the negotiation, preparation and implementation of the Proposed Acquisition are estimated to amount to approximately £32.4 million (excluding VAT) and are payable by the Company. There are no net proceeds receivable by the Company as a result of the Proposed Acquisition.

19.2
The financial information contained in this Prospectus does not amount to statutory accounts within the meaning of section 434(3) of the Companies Act. Full audited accounts have been delivered to the Registrar of Companies for the Company for the three accounting periods ended 31 December 2013, 2012 and 2011.

20.     Takeover regulation

20.1
The Code is issued and administered by the Panel. The Company is subject to the Code and therefore its shareholders are entitled to the protections afforded by the Code.

20.2
Under Rule 9 of the Code, when (i) a person acquires an interest in shares which (when taken together with shares he and persons acting in concert with him are interested) carry 30% or more of the voting rights of a company subject to the Code or (ii) any person who, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company, but does not hold shares carrying more than 50% of the voting rights of a company subject to the Code, and such person, or any persons acting in concert with him, acquires an interest in any other shares which increases the percentage of the shares carrying voting rights in which he is interested, then, in either case, that person, together with the person acting in concert with him, is normally required to extend offers in cash, at the highest price paid by him (or any persons acting in concert with him) for shares in the company within the preceding 12 months, to the holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights.

20.3
Following Admission, and based on the number of Friends Life Shares in issue as at the close of business on 15 January 2015 (being the latest practicable date prior to the publication of this document) and assuming that there are no other issues of Ordinary Shares or Friends Life Shares (including under the Aviva Share Schemes or Friends Life Incentive Schemes) between 15 January 2015 (being the latest practicable date prior to the publication of this document) and the Admission Date and that 1,105,000,000 New Aviva Shares are issued in connection with the

  Proposed Acquisition, the Aviva Shareholders and the Friends Life Shareholders will hold approximately 73% and 27% respectively. Investors should be aware that any person who acquires 30% or more of the voting rights attached to the issued ordinary share capital of the Company may, pursuant to Note 8 to Rule 9.1 of the Code, be required by the Panel to make an offer for the shares in the Company not owned or controlled by such person at that time.

21.     Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 12 months following Admission at the Company's Registered Office at St Helen's, 1 Undershaft, London, EC3P 3DQ:

•
the Articles;

•
the historical financial information for the Company in respect of the three financial years ended 31 December 2013, 2012 and 2011 which are incorporated by reference, and form part of, this document;

•
Aviva's Interim Results Announcement 2014 which is incorporated by reference, and forms part of, this document;

•
Aviva's Q3 Interim Management Statement 2014 which is incorporated by reference, and forms part of, this document;

•
the historical financial information for Friends Life in respect of the three financial years ended 31 December 2013, 2012 and 2011 which are incorporated by reference into, and form part of, this document from the Circular;

•
Friends Life's Interim Results Announcement 2014 which is incorporated by reference, and forms part of, this document;

•
Friends Life's Q3 Interim Management Statement 2014 which is incorporated by reference, and forms part of, this document;

•
the report from the Reporting Accountants to the Company on the unaudited pro forma financial information referred to in Part XII ("Unaudited pro forma financial information of the Enlarged Aviva Group") of this document;

•
the consent letters referred to in "Consents" in paragraph 18 above;

•
the Scheme Document;

•
the Circular; and

•
this Prospectus.

22.     Credit Rating Agencies

This Prospectus contains references to S&P, Moody's, AM Best and Fitch. Each of these credit rating agencies is established in the European Union and, as at the date of this Prospectus, is registered under the CRA Regulation.

23.     Information incorporated by reference

23.1
The following documents, which have been approved by, filed with or notified to the FCA, and are available for inspection in accordance with paragraph 21 of this Part XVI ("Additional Information") of this Prospectus, contain information about the Aviva Group and the Friends Life Group which is relevant to this document:

•
Aviva's Q3 Interim Management Statement 2014;

•
Aviva's Interim Results Announcement 2014;

•
Aviva's Annual Report 2013;

•
Aviva's Annual Report 2012;

•
Aviva's Annual Report 2011;

  •
  Friends Life's Q3 Interim Management Statement 2014;

  •
  Friends Life's Interim Results Announcement 2014;

  •
  Friends Life's Annual Report 2013;

  •
  Friends Life's Annual Report 2012; and

  •
  Friends Life's Annual Report 2011.

23.2
The table below sets out the various sections of the documents referred to above which are incorporated by reference into, and form part of, this Prospectus so as to provide certain information required pursuant to the Prospectus Rules, and only the parts of the documents identified in the tables below are incorporated into, and form part of, this Prospectus. The parts of these documents which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this document. To the extent that any part of any information referred to below itself contains information which is incorporated by reference, such information shall not form part of this document.

Information incorporated by reference into this Prospectus	Reference document	Page number in reference document
For the nine month period ended 30 September 2014
Key Financial Metrics	Aviva's Q3 Interim Management Statement 2014	2
Group Chief Executive Officer's report	Aviva's Q3 Interim Management Statement 2014	3 - 4
Statistical Supplement	Aviva's Q3 Interim Management Statement 2014	6 - 11
For the six month period ended 30 June 2014
Group Chief Financial Officer's report	Aviva's Interim Results Announcement 2014	n/a
Overview	Aviva's Interim Results Announcement 2014	3 - 9
Business unit performance	Aviva's Interim Results Announcement 2014	10 - 15
Profit drivers—IFRS basis	Aviva's Interim Results Announcement 2014	16 - 22
Capital & assets summary	Aviva's Interim Results Announcement 2014	23 - 29
Income & expenses	Aviva's Interim Results Announcement 2014	32
Condensed Consolidated Income Statement	Aviva's Interim Results Announcement 2014	38
Condensed Consolidated Statement of Comprehensive Income	Aviva's Interim Results Announcement 2014	39
Condensed Consolidated Statement of Changes In Equity	Aviva's Interim Results Announcement 2014	40
Condensed Consolidated Statement of Financial Position	Aviva's Interim Results Announcement 2014	41
Condensed Consolidated Statement of Cash Flows	Aviva's Interim Results Announcement 2014	42

Information incorporated by reference into this Prospectus	Reference document	Page number in reference document
Independent Review Report to Aviva plc	Aviva's Interim Results Announcement 2014	80
Financial Statement Notes	Aviva's Interim Results Announcement 2014	43 - 78
For the year ended 31 December 2013
Strategic report—Chairman's statement	Aviva's Annual Report 2013	4 - 5
Strategic report—Group Chief Executive Officer's statement	Aviva's Annual Report 2013	6 - 9
Strategic report—Chief Financial Officer's statement	Aviva's Annual Report 2013	10 - 13
Strategic report—Measuring our performance in 2013	Aviva's Annual Report 2013	26 - 29
Strategic report—Market Focus	Aviva's Annual Report 2013	30 - 42
Independent Auditors' report to the members of Aviva plc	Aviva's Annual Report 2013	106 - 109
Consolidated Income Statement	Aviva's Annual Report 2013	124
Consolidated Statement of Comprehensive Income	Aviva's Annual Report 2013	125
Consolidated Statement of Changes in Equity	Aviva's Annual Report 2013	128
Consolidated Statement of Financial Position	Aviva's Annual Report 2013	129
Consolidated Statement of Cash Flows	Aviva's Annual Report 2013	130
Notes to the Financial Statements	Aviva's Annual Report 2013	131 - 246
Other information—Financial and operating performance	Aviva's Annual Report 2013	248 - 261
Other information—Analysis of investments	Aviva's Annual Report 2013	271 - 274
Other information—Risk and capital management	Aviva's Annual Report 2013	276 - 279
Related party disclosures and dividend data	Aviva's Annual Report 2013	288 - 289
Shareholder information—Guarantees, securitised assets and off-balance sheet arrangements	Aviva's Annual Report 2013	289
Shareholder information—Liquidity and capital resources	Aviva's Annual Report 2013	289 - 293
For the year ended 31 December 2012
Independent Auditors report to the members of Aviva plc	Aviva's Annual Report 2012	146 - 147
Consolidated Income Statement	Aviva's Annual Report 2012	160
Consolidated Statement of Comprehensive Income	Aviva's Annual Report 2012	161
Consolidated Statement of Changes in Equity	Aviva's Annual Report 2012	164 - 165
Consolidated Statement of Financial Position	Aviva's Annual Report 2012	166
Consolidated Statement of Cash Flows	Aviva's Annual Report 2012	167
Notes to the Financial Statements	Aviva's Annual Report 2012	168 - 266

Information incorporated by reference into this Prospectus	Reference document	Page number in reference document
For the year ended 31 December 2011
Independent Auditor's report to the shareholders of Aviva plc	Aviva's Annual Report 2011	166 - 167
Consolidated Income Statement	Aviva's Annual Report 2011	183
Consolidated Statement of Comprehensive Income	Aviva's Annual Report 2011	186
Consolidated Statement of Changes in Equity	Aviva's Annual Report 2011	187 - 188
Consolidated Statement of Financial Position	Aviva's Annual Report 2011	189
Consolidated Statement of Cash Flows	Aviva's Annual Report 2011	190
Notes to the Financial Statements	Aviva's Annual Report 2011	191 - 311
For the nine month period ended 30 September 2014
Friends Life Group Limited Third quarter 2014 Interim Management Statement	Friends Life's Q3 Interim Management Statement 2014	1 - 12
For the six month period ended 30 June 2014
Condensed consolidated income statement	Friends Life's Interim Results Announcement 2014	45 - 46
Condensed consolidated statement of comprehensive income	Friends Life's Interim Results Announcement 2014	47 - 49
Condensed consolidated statement of IFRS based operating profit	Friends Life's Interim Results Announcement 2014	50
Condensed consolidated statement of financial position	Friends Life's Interim Results Announcement 2014	51
Condensed consolidated statement of changes in equity	Friends Life's Interim Results Announcement 2014	52 - 53
Condensed consolidated statement of cash flows	Friends Life's Interim Results Announcement 2014	54
Notes to the condensed consolidated accounts	Friends Life's Interim Results Announcement 2014	55 - 91
For the year ended 31 December 2013
Consolidated income statement	Friends Life's Annual Report 2013	130
Consolidated statement of comprehensive income	Friends Life's Annual Report 2013	131
Consolidated statement of IFRS based operating profit	Friends Life's Annual Report 2013	132
Consolidated statement of financial position	Friends Life's Annual Report 2013	133
Consolidated statement of changes in equity	Friends Life's Annual Report 2013	134
Consolidated statement of cash flows	Friends Life's Annual Report 2013	135
Notes to the consolidated accounts	Friends Life's Annual Report 2013	136 - 236
For the year ended 31 December 2012
Consolidated income statement	Friends Life's Annual Report 2012	111

Information incorporated by reference into this Prospectus	Reference document	Page number in reference document
Consolidated statement of comprehensive income	Friends Life's Annual Report 2012	112
Consolidated statement of IFRS based operating profit	Friends Life's Annual Report 2012	113
Consolidated statement of financial position	Friends Life's Annual Report 2012	114
Consolidated statement of changes in equity	Friends Life's Annual Report 2012	115
Consolidated statement of cash flows	Friends Life's Annual Report 2012	116
Notes to the consolidated accounts	Friends Life's Annual Report 2012	117 - 221
For the year ended 31 December 2011
Consolidated income statement	Friends Life's Annual Report 2011	112
Consolidated statement of comprehensive income	Friends Life's Annual Report 2011	113
Consolidated statement of IFRS based operating profit	Friends Life's Annual Report 2011	114
Consolidated statement of financial position	Friends Life's Annual Report 2011	115
Consolidated statement of changes in equity	Friends Life's Annual Report 2011	116
Consolidated statement of cash flows	Friends Life's Annual Report 2011	117
Notes to the consolidated accounts	Friends Life's Annual Report 2011	118 - 214
23.3
The table below sets out the sections of the Circular which are incorporated by reference into, and form part of, this Prospectus, and only the parts of the Circular identified in the table below are incorporated into, and form part of, this Prospectus. The parts of the Circular which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this Prospectus. To the extent that any part of any information referred to below itself contains information which is incorporated by reference, such information shall not form part of this Prospectus.

Information incorporated by reference into this Prospectus	Reference document	Page number in reference document
Historical Consolidated Financial Information relating to the Friends Life Group	Part 3 of the Circular	32 - 398

PART XVII

DEFINITIONS

The following definitions apply throughout this Prospectus, unless the context otherwise requires:

ABI	Association of British Insurers
Admission

admission of the New Aviva Shares to the premium listing segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange becoming effective in accordance with, respectively, LR 3.2.7G of the Listing Rules and the Admission and Disclosure Standards published by the London Stock Exchange

ADSs	American depositary shares issued by Citibank, N.A., Aviva's U.S. depositary bank, and representing Ordinary Shares (with each ADS representing two Ordinary Shares)
AESOP	Aviva's All Employee Share Ownership Plan, as approved by Aviva Shareholders in April 2001 and May 2011
Articles	the articles of association of the Company
AVIF	the present value of future profits on a portfolio of long-term insurance and investment contracts, acquired through the purchase of a business or portfolio
Aviva or the Company	Aviva plc, a company incorporated under the laws of England and Wales with registered number 2468686, whose registered office is St Helen's, 1 Undershaft, London EC3P 3DQ, United Kingdom
Aviva ADS Holders	holders of ADSs
Aviva Form of Direction	the electronic form of direction for use by members of the Aviva Vested Share Account and participants in the AESOP in relation to the General Meeting of Aviva
Aviva Form of Proxy

the personalised form of proxy for use by Aviva Shareholders (other than Aviva Share Account members, Aviva Vested Share Account members, participants in the AESOP and, for the avoidance of doubt, Aviva ADS Holders) in relation to the General Meeting of Aviva

Aviva Group	Aviva and its subsidiary undertakings and associated undertakings
Aviva Investors	the asset management arm of Aviva
Aviva Share Account

the corporate sponsored nominee account service of Aviva operated by Computershare Investor Services PLC pursuant to which Computershare Company Nominees Limited (or any other company), acting as nominee, holds Ordinary Shares on behalf of Aviva Shareholders

Aviva Share Schemes	the schemes described at paragraph 9 of Part XVI ("Additional Information") of this Prospectus
Aviva Shareholders	holders of Ordinary Shares
Aviva Vested Share Account

the nominee account managed by Aviva's share plan administrator, Computershare Investor Services PLC, into which shares purchased through Aviva's Save As You Earn Scheme can be transferred and pursuant to which Computershare Trustees Limited, acting as nominee, holds Ordinary Shares on behalf of Aviva Shareholders

Aviva Voting Instruction Form	the personalised voting instruction form for use by Aviva Share Account members in relation to the General Meeting of Aviva

Aviva's 2014 Preliminary Results	the preliminary consolidated accounts of Aviva for the financial year ended 31 December 2014
ASPS	Aviva Staff Pension Scheme
Banks	each of J.P. Morgan Cazenove, Morgan Stanley and Robey Warshaw
BLUE Form of Proxy	the BLUE form of proxy for use by Scheme Shareholders in relation to the Court Meeting
Board	the board of Directors of Aviva
Business Day or business day	a day on which banks are generally open for business in London and Guernsey (excluding Saturdays, Sundays and public holidays)
Circular	the class 1 circular to be posted to Aviva Shareholders in connection with the Proposed Acquisition
Closing Price

the middle market price of an Ordinary Share or a Friends Life Share (as applicable) at the close of business on the day to which such price relates, as derived from the daily official list of the London Stock Exchange for that day or from Bloomberg in the case of the average Closing Price for the relevant period

Code	the City Code on Takeovers and Mergers published by the Panel
Companies Act	the UK Companies Act 2006 (as amended)
Conditions

the conditions to the implementation of the Proposed Acquisition (including the Scheme) as set out in full in Part IV ("Conditions and Certain Further Terms of the Scheme and the Proposed Acquisition") of the Scheme Document

Co-operation Agreement	the co-operation agreement entered into by Friends Life and Aviva dated 2 December 2014
Court	the Royal Court of Guernsey
Court Meeting

the meeting of the Scheme Shareholders (other than Non-Voting Persons) convened by order of the Court pursuant to section 107 of the Guernsey Company Law, to consider and, if thought fit, to approve the Scheme with or without modification (including any adjournment or postponement thereof)

CRA Regulation	Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies
CREST	the relevant system (as defined in the CREST Regulations) of which Euroclear is the Operator (as defined in the CREST Regulations)
CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) or the Uncertificated Securities (Guernsey) Regulations, 2009 as the context requires
Deloitte	Deloitte LLP, of 2 New Street Square, London EC4A 3BZ
Directors	the current directors of the board of Aviva, as set out in Part XV ("Directors, Proposed Directors, Group Executive and Corporate Governance")
Disclosure and Transparency Rules	the Disclosure and Transparency Rules of the FCA in its capacity as the UK Listing Authority under FSMA and contained in the UK Listing Authority's publication of the same name

Economic Capital

a measure of the financial strength of the business; an economic capital surplus represents the excess of available economic capital over required economic capital where the capital requirement is based on Aviva's own internal assessment and capital management policies; the term "economic capital" does not imply capital as required by regulators or third parties

Effective	in the context of the Proposed Acquisition:
(i) if the Proposed Acquisition is implemented by way of the Scheme, the time at which the Court sanctions the Scheme under Part VIII of the Guernsey Company Law; or
(ii) if the Proposed Acquisition is implemented by way of an Offer, such Offer having been declared or become unconditional in all respects in accordance with the Code
Effective Date	the date on which the Scheme becomes Effective
Enlarged Asset Management Business	the combined asset management businesses of Aviva and Friends Life following completion of the Proposed Acquisition
Enlarged Aviva Group	the combined Aviva Group and Friends Life Group following completion of the Proposed Acquisition
Enlarged Aviva Group Shares	the Ordinary Shares in the Company following Admission
Enlarged Aviva Group Shareholder	holders of Ordinary Shares following Admission
Enlarged Life and Pensions Business	the combined life and pensions businesses of Aviva and Friends Life following completion of the Proposed Acquisition
EPS

a measure of profit generation per unit of equity, calculated by dividing profit after tax, non-controlling interests, cumulative preference dividends and coupon payments in respect of direct capital instruments and fixed rate tier 1 notes by the weighted average number of shares in issue during the period

Exchange Ratio	0.74 New Aviva Shares for each Friends Life Share
Euroclear	Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738
FCA	the UK Financial Conduct Authority
FSB	Financial Stability Board
Firm Offer Announcement	the joint announcement made by Friends Life and Aviva dated 2 December 2014 in relation to the Proposed Acquisition pursuant to Rule 2.7 of the Code
Friends Life

Friends Life Group Limited, a company incorporated under the laws of Guernsey with registered number 49558 and registered office address at PO Box 25, Regency Court, Glategny Esplanade, St. Peter Port, Guernsey, GY1 3AP

Friends Life Directors	the directors of Friends Life, as at the date of this Prospectus
Friends Life Dividend Record Date

6.00 p.m. on the Business Day immediately prior to the date of the Guernsey Court Hearing, being the time and date by reference to which the entitlements of Scheme Shareholders to receive the proposed second interim Friends Life dividend of 24.1p per share will be determined

Friends Life Group	Friends Life, its subsidiaries and subsidiary undertakings from time to time
Friends Life Group Limited Share Account

the corporate sponsored nominee account service of Friends Life operated by Computershare Investor Services PLC pursuant to which Computershare Company Nominees Limited (or any other company), acting as nominee, holds Friends Life Shares on behalf of Scheme Shareholders

Friends Life Incentive Schemes

the employee incentive schemes operated by the Friends Life Group, being the Friends Life Group plc Long Term Incentive Plan, the Friends Life Group Limited Performance Share Plan, the Friends Life Group Limited Restricted Share Plan, the Resolution Limited Deferred Share Award Plan 2013, the Friends Provident Holdings (UK) plc Share Incentive Plan 2010 and the Friends Provident Group plc Share Incentive Plan 2009

Friends Life Share Buyback Programme	the Friends Life share buyback programme which commenced on 31 October 2014
Friends Life Share Incentive Plans	the Friends Provident Holdings (UK) plc Share Incentive Plan 2010 and the Friends Provident Group plc Share Incentive Plan 2009
Friends Life Shareholders	holders of Friends Life Shares
Friends Life Shares	ordinary shares of no par value in the capital of Friends Life
Friends Life's 2014 Preliminary Results	the preliminary consolidated accounts of Friends Life for the financial year ended 31 December 2014
FSA	the Financial Services Authority (now the FCA)
FSMA	Financial Services and Markets Act 2000 (as amended)
General Meeting of Aviva	the general meeting of Aviva to be convened in connection with the Proposed Acquisition, notice of which accompanies the Circular, including any adjournment thereof
General Meeting of Friends Life	the extraordinary general meeting of Friends Life convened for the purposes of implementing the Proposed Acquisition, or any adjournment thereof
G-SII	a global systemically important insurer
GFSC	the Guernsey Financial Services Commission
Group Executive	those members of Aviva's group executive, as set out in further detail in Part XV ("Directors, Proposed Directors, Group Executive and Corporate Governance")
Guernsey	the Island of Guernsey or the Bailiwick of Guernsey, as the context requires
Guernsey Company Law	the Companies (Guernsey) Law, 2008 (as amended)
Guernsey Court Hearing	the hearing by the Court to sanction the Scheme under Part VIII of the Guernsey Company Law
HK SFC	the Securities and Futures Commission in Hong Kong

Holdco Excess Cash Flow	a measure of excess cash flow, calculated by deducting central operating expenses and debt financing costs from cash remitted by business units
IFRS	International Financial Reporting Standards
Joint Sponsors	J.P. Morgan Cazenove and Morgan Stanley
J.P. Morgan Cazenove

for the purposes of acting as joint financial adviser and joint sponsor, J.P. Morgan Limited and, for the purposes of acting as joint corporate broker, J.P. Morgan Securities plc, which entities each conduct their UK investment banking business as J.P. Morgan Cazenove, 25 Bank Street, London E14 5JP

Limited Partnership Agreement	the limited partnership agreement relating to the Partnership
Listing Rules	the Listing Rules of the FCA in its capacity as the UK Listing Authority under FSMA and contained in the UK Listing Authority's publication of the same name
Lombard	Lombard International Assurance S.A. and Insurance Development Holdings AG
London Stock Exchange	the London Stock Exchange plc, or its successor from time to time
Market Consistent Embedded Value or MCEV

a measure of the value of a life business to its shareholders; it is the sum of the value of the shareholders net assets and the present value of the amounts generated by the in-force business that will be distributable to shareholders in the future, where the assumptions used to calculate future profits are consistent with current market prices for traded assets

Morgan Stanley	Morgan Stanley & Co. International plc of 25 Cabot Square, Canary Wharf, London E14 4QA
NAV	net asset value
New Aviva Shares

the new Ordinary Shares to be issued to Scheme Shareholders as consideration pursuant to the Scheme, and to be issued, subject to election by RCAP in respect of Friends Life Shares, pursuant to the Value Share arrangements, in each case in connection with the Proposed Acquisition

Non-Voting Person	any holder of Non-Voting Shares, provided that any such person will only be a Non-Voting Person in respect of the Non-Voting Shares that person holds
Non-Voting Shares	any Scheme Shares in respect of which:
(i) a member of the Aviva Group controls the exercise of the voting rights attaching to those Scheme Shares; and
(ii) a member of the Aviva Group has a beneficial interest in such Scheme Shares
Notice of General Meeting of Aviva	the notice of the General Meeting of Aviva (together with the accompanying notes) contained in the Circular
Offer

if the Proposed Acquisition is implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the Companies Act, the offer to be made by Aviva to acquire the entire issued and to be issued share capital of Friends Life including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer and including any election available in connection with it

Offer Period	has the meaning given to it in the Code
Official List	the official list of the UK Listing Authority
Ordinary Shares	ordinary shares of 25 pence each in the capital of Aviva
Overseas Shareholders

Scheme Shareholders who have a registered address in a jurisdiction outside the United Kingdom, the United States or Guernsey, or whom Aviva reasonably believes to be citizens, residents or nationals of a jurisdiction outside the United Kingdom, the United States or Guernsey

Panel	the Panel on Takeovers and Mergers
Partnership	Resolution Holdco No. 1 LP acting by its general partner Friends Life
PRA	the UK Prudential Regulation Authority
Proposed Acquisition	the proposed acquisition of Friends Life by Aviva to be implemented by way of the Scheme or otherwise by way of an Offer
Prospectus Directive Regulation	Commission Regulation (EC) No. 809/2004
Proposed Directors	the proposed directors of the board of Aviva, to be appointed following the Proposed Acquisition (subject to regulatory approval), being Andy Briggs and Sir Malcolm Williamson
Prospectus Rules	the prospectus rules made by the FCA pursuant to section 73A of FSMA
RCAP	RCAP UK LP acting by its general partner RCAP UK GP Limited
RED Form of Instruction	the RED form of instruction for use by Share Account Holders in relation to the General Meeting of Friends Life
Regulatory Information Service	any of the services authorised from time to time by the FCA for the purposes of disseminating regulatory announcements
Resolutions	the resolutions proposed to be passed by the Aviva Shareholders at the General Meeting of Aviva, as set out in the Notice of General Meeting of Aviva
Restricted Jurisdiction

any jurisdiction where local laws or regulations may result in significant risk of civil, regulatory or criminal exposure if information concerning the Proposed Acquisition is sent or made available to Scheme Shareholders in that jurisdiction (in accordance with Rule 30.3 of the Code)

Restricted Person

any person which holds Scheme Shares and which would be prohibited under section 136 (as extended by section 144) of the Companies Act from being a shareholder of Aviva upon this Scheme becoming Effective, provided that any such person will only be a Restricted Person to the extent of such prohibition

Restricted Shares

any Scheme Shares which are registered in the name of a Restricted Person, provided that any such Scheme Shares shall only be Restricted Shares to the extent that the prohibition in section 136 (as extended by section 144) of the Companies Act applies to such Scheme Shares

Robey Warshaw	Robey Warshaw LLP of 31 St James's Place, London SW1A 1NR

Scheme

the scheme of arrangement proposed to be made under Part VIII of the Guernsey Company Law between Friends Life and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Friends Life and Aviva, and set out in full in Part III ("The Scheme of Arrangement") of the Scheme Document

Scheme Document

the document to be despatched to Friends Life Shareholders and others containing, among other things, the Scheme, an explanatory statement in compliance with Part VIII of the Guernsey Company Law, and the notices of the Court Meeting and the General Meeting of Friends Life

Scheme Record Time	6.00 p.m. on the Business Day immediately prior to the date of the Guernsey Court Hearing
Scheme Shareholders	the holders of Scheme Shares
Scheme Shares	all Friends Life Shares:
(i) in issue at the date of the Scheme Document;
(ii) (if any) issued after the date of the Scheme Document and before the Voting Record Time; and
(iii)

(if any) issued at or after the Voting Record Time but before the Scheme Record Time in respect of which the original or any subsequent holder thereof is, or shall have agreed in writing to be, bound by the Scheme, and including, for the avoidance of doubt and where the context requires, any Restricted Shares and any Non-Voting Shares, but excluding any Friends Life Shares held as treasury shares
SEC	U.S. Securities and Exchange Commission
Senior Manager	a member of the Group Executive
Share Account Holders	a beneficial holder of Friends Life Shares whose interest in such shares is held under the Friends Life Group Limited Share Account
Solvency II

the Solvency II Directive and any implementing measures adopted pursuant to the Solvency II Directive (for the avoidance of doubt, whether implemented by way of regulation or by further directives or otherwise)

Solvency II Directive

Directive 2009/138/EC of the European Union (as amended) on the taking-up and pursuit of the business of insurance and reinsurance (Solvency II) and which must be transposed by Member States pursuant to Article 309 of Directive 2009/138/EC

S&P Leverage

a leverage measure used by the rating agency Standard and Poor's, which is based on dividing the company's external borrowings by the sum of its external borrowings and its total equity on an MCEV basis

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland
UK Listing Authority	the FCA acting in its capacity as the competent authority for listing under FSMA
U.S. or United States	the United States of America, its territories and possessions, any State of the United States and the District of Columbia
U.S. Exchange Act	U.S. Securities Exchange Act of 1934, as amended
U.S. Securities Act	U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder (as amended)

Value Share	the interests held by RCAP in the Partnership through which certain returns are distributed to RCAP, as described in more detail in paragraph 3 of Part VIII ("Information on the Friends Life Group")
VAT	value added tax
Voting Record Time

6.00 p.m. on the day which is two days before the date of the Court Meeting or the General Meeting of Friends life (as applicable) or, if the Court Meeting (or General Meeting of Friends Life) is adjourned, 6.00 p.m. on the day which is two days before the date set for the adjourned Court Meeting or the General Meeting of Friends Life, as applicable

WHITE Form of Instruction	the WHITE form of instruction for use by Share Account Holders in relation to the Court Meeting
YELLOW Form of Proxy	the YELLOW form of proxy for use by Scheme Shareholders in relation to the General Meeting of Friends Life

For the purposes of this document, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the respective meanings given by the Companies Act.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this document.

All references to time in this document are to London time unless otherwise stated.